UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ev3 Inc.
(Name of Subject Company)

ev3 Inc.
(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

26928A200
(CUSIP Number of Class of Securities)

Kevin M. Klemz
Senior Vice President, Secretary and Chief Legal Officer
ev3 Inc.
3033 Campus Drive
Plymouth, Minnesota 55441
(763) 398-7000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Bruce A. Machmeier, Esq. Amy E. Culbert, Esq. Patrick J. Pazderka, Esq. Oppenheimer Wolff & Donnelly LLP 45 South Seventh Street, Suite 3300 Minneapolis, Minnesota 55402-1509 (612) 607-7000	Steven J. Gartner, Esq. Adam M. Turteltaub, Esq. Willkie Farr & Gallagher LLP 787 Seventh Street New York, New York 10019 (212) 728-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address

The name of the subject company is ev3 Inc., a Delaware corporation (“ev3”). ev3’s principal executive offices are located at 3033 Campus Drive, Plymouth, Minnesota 55441 and its telephone number is (763) 398-7000.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Schedule 14D-9”) relates is ev3’s common stock, par value $0.01 per share (the “Shares”). As of June 7, 2010, there were 114,792,961 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

ev3 is the person filing this Schedule 14D-9. ev3’s name, address and business telephone number are set forth in “Item 1. Subject Company Information — Name and Address,” which information is incorporated by reference.

Tender Offer

This Schedule 14D-9 relates to the cash tender offer by COV Delaware Corporation (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Covidien Group S.a.r.l., a Luxembourg company (“Parent”), to purchase all outstanding Shares at a purchase price of $22.50 per Share, in cash, without interest, subject to any withholding of any federal, state, local and foreign taxes, and other assessments of any nature whatsoever imposed by a taxing authority (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on June 11, 2010, and is subject to the terms and conditions set forth in the Offer to Purchase dated June 11, 2010 (and as amended and supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which together with the Offer to Purchase constitutes the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 1, 2010 (the “Merger Agreement”), by and among Parent, Purchaser and ev3. The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into ev3 (the “Merger”). Following the consummation of the Merger, ev3 will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than any Shares owned by Parent or Purchaser, any Shares owned by ev3 as treasury stock, and any Shares owned by stockholders who have properly exercised their statutory rights of appraisal under Section 262 of the DGCL) will be automatically converted into the right to receive an amount in cash, without interest, equal to the same Offer Price. The Merger Agreement is summarized in Section 12 “Purpose of the Offer; the Merger Agreement; Plans for ev3” of the Offer to Purchase.

Pursuant to the terms of the Merger Agreement, ev3 has granted to Purchaser an option (the “Top-Up Option”), exercisable in whole but not in part on one occasion, to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser, Parent and their subsidiaries, at the time of such exercise, will constitute one Share more than 90% of the outstanding Shares (assuming the issuance of the Shares pursuant to the Top-Up Option but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered). If Purchaser, Parent and their subsidiaries own at least 75% but less than 90% of the outstanding Shares, after the Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Share Acceptance Time”) or expiration of any applicable subsequent offering period, Purchaser must exercise the Top-Up Option promptly (within one business day) after Purchaser has accepted for payment all Shares validly tendered in the Offer at the Share Acceptance Time or the expiration of a subsequent offering period, as applicable, if certain conditions are satisfied. These conditions include that the exercise of the Top-Up Option would not require ev3 to issue more Shares than it has authorized and available for issuance, giving effect to Shares reserved for issuance under ev3’s equity plans and agreements as if such Shares were outstanding.

A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The foregoing descriptions of the Merger Agreement and the Offer are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.

Parent formed Purchaser solely for the purpose of acquiring all outstanding Shares of ev3, and Purchaser has not engaged in any activities to date other than those incidental to the Offer and the Merger Agreement. The Offer to Purchase states that the principal executive offices of Parent are located at 3b Bld Prince Henri, L-1724, Luxembourg and its telephone number is +352 266 379 31, and the principal executive offices of Purchaser are located at 15 Hampshire Street, Mansfield, MA 02048 and its telephone number is (508) 261-8000. For purposes of this Schedule 14D-9, references to “Covidien” include Covidien plc and its subsidiaries, unless otherwise noted.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as disclosed in this Schedule 14D-9 or in the Information Statement of ev3 attached to this Schedule 14D-9 as Annex C and incorporated herein by reference (the “Information Statement”) or as otherwise incorporated by reference herein, as of the date of this Schedule 14D-9, to the knowledge of ev3, there is no material agreement, arrangement or understanding, or actual or potential conflict of interest between ev3 or any of its affiliates and (i) ev3’s directors, executive officers or affiliates or (ii) Purchaser, Parent or their respective directors, executive officers or affiliates. The Information Statement is being furnished to the ev3 stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Parent’s right (after acquiring a majority of the Shares, determined on a fully diluted basis, pursuant to the Offer) to designate persons to the Board of Directors of ev3 (the “ev3 Board”) other than at a meeting of the ev3 stockholders.

Arrangements with Current Directors and Executive Officers of ev3

In considering the recommendation of the ev3 Board that ev3 stockholders accept the Offer and tender Shares in the Offer, as set forth in Item 4 below under the heading “Recommendation of the ev3 Board,” ev3 stockholders should be aware that ev3’s directors and executive officers may have agreements or arrangements that may provide them with interests in the Offer and Merger that differ from, or are in addition to, those of other ev3 stockholders, as applicable. The ev3 Board was aware of these agreements and arrangements as they relate to directors and executive officers during its deliberations of the merits of the Merger Agreement and in determining the recommendation set forth in this Schedule 14D-9. ev3’s directors are John K. Bakewell, Jeffrey B. Child, Richard B. Emmitt, Douglas W. Kohrs, Daniel J. Levangie, John L. Miclot, Robert J. Palmisano, Thomas E. Timbie and Elizabeth H. Weatherman. ev3’s executive officers are Robert J. Palmisano, Pascal E.R. Girin, Stacy Enxing Seng, Kevin M. Klemz, Christine R. Kowalski, Shawn McCormick, Gregory Morrison, David H. Mowry, Julie D. Tracy and Brett A. Wall.

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between ev3 and its directors or executive officers that relate to the Offer. The following summaries are qualified in their entirety by reference to the Merger Agreement, the ev3 Inc. Third Amended and Restated 2005 Incentive Stock Plan (the “2005 Plan”), the ev3 Inc. Amended and Restated Employee Stock Purchase Plan (the “ESPP”), the Robert J. Palmisano Inducement Grant Option Agreement dated April 6, 2008 between ev3 Inc. and Robert J. Palmisano (the “Inducement Option Grant”), the Employment and Change in Control Agreement dated April 6, 2008 between ev3 Inc. and Robert J. Palmisano (the “Palmisano Employment Agreement”), the form of Change in Control Agreement among ev3 Inc., ev3 Endovascular, Inc., Micro Therapeutics, Inc. or FoxHollow Technologies, Inc. and each executive officer of ev3 Inc., other than Mr. Palmisano, Shawn McCormick and Christine R. Kowalski (the “Officer Change in Control Agreements”), the Change in Control Agreement effective January 19, 2009 among ev3 Inc., ev3 Endovascular, Inc. and Shawn McCormick (the “McCormick Change in Control Agreement”) and the Change in Control Agreement effective March 22, 2010 among ev3 Inc., ev3 Endovascular, Inc. and Christine R. Kowalski (the “Kowalski Change in Control Agreement”) and the form of Indemnification Agreement between ev3 Inc. and each of its directors and officers (the

“Indemnification Agreement”), copies of which are filed as Exhibits (e)(1), (e)(6), (e)(7), (e)(8), (e)(9), (e)(10), (e)(11), (e)(12) and (e)(13) to this Schedule 14D-9, respectively, and are incorporated herein by reference. In addition, certain agreements, arrangements or understandings between ev3 or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

The Compensation Committee of the ev3 Board (comprised solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) has approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, among other things, each of the arrangements set forth below as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act.

Treatment of Shares, Stock Options, Restricted Stock and Restricted Stock Units Pursuant to the Merger Agreement

Treatment of Shares

Those of ev3’s directors and executive officers who tender the Shares they own for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as the other ev3 stockholders. As discussed below under “Item 4. The Solicitation or Recommendation,” to the knowledge of ev3, all of ev3’s directors and executive officers currently intend to tender all of their Shares for purchase pursuant to the Offer.

The approximate value of the cash payments that each director and executive officer of ev3 will receive in exchange for his or her Shares in the Offer is set forth in the table below. This information is based on the number of Shares held by ev3’s directors and executive officers as of June 7, 2010, assuming the Merger is completed on July 15, 2010.

			Cash
	Number of		Consideration for
Name of Director or Executive Officer	Shares		Shares

John K. Bakewell	11,723		$263,768
Jeffrey B. Child	16,039		360,878
Richard B. Emmitt	1,935,347	(1)	43,545,308
Douglas W. Kohrs	7,879		177,278
Daniel J. Levangie	61,723	(2)	1,388,768
John L. Miclot	7,795		175,388
Robert J. Palmisano	24,766		557,235
Thomas E. Timbie	11,723		263,768
Elizabeth H. Weatherman	27,163,293	(3)	611,174,093
Pascal E.R. Girin	55,520		1,249,200
Stacy Enxing Seng	46,863		1,054,418
Kevin M. Klemz	31,194		701,865
Christine R. Kowalski	0		0
Shawn McCormick	6,234		140,265
Gregory Morrison	29,012		652,770
David H. Mowry	33,477		753,233
Julie D. Tracy	20,055		451,238
Brett A. Wall	6,480		145,800

(1)	1,923,624 of the shares are owned by Vertical Fund I, L.P. and Vertical Fund II, L.P. (together, the “Funds”). Mr. Emmitt is a member and manager of The Vertical Group GP, LLC, a limited liability company that, through other entities, controls the investment decisions made on behalf of the Funds, and Mr. Emmitt may therefore be deemed to be a beneficial owner of the shares owned by the Funds. Mr. Emmitt disclaims beneficial ownership of the shares except to the extent of his indirect pecuniary interest therein. This report shall not be deemed an admission that the reporting person is the beneficial owner of the shares for purposes of Section 16 or for any other purpose.

(2)	50,000 of these shares are held by irrevocable trust.

(3)	27,151,570 of these shares are indirectly held. Ms. Elizabeth H. Weatherman, a director of ev3 (the “Reporting Person”), is a Managing Director and Member of Warburg Pincus LLC, a New York limited liability company (“WP LLC”), and a General Partner of Warburg Pincus & Co., a New York general partnership (“WP”). Warburg Pincus Partners, LLC, a New York limited liability company and a subsidiary of WP (“WPP LLC” and, together with WPEP, WP LLC and WP, the “Warburg Pincus Entities”), is the general partner of Warburg, Pincus Equity Partners, L.P. (“WPEP”). WPEP is managed by WP LLC. By reason of the provisions of Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the “Act”), the Reporting Person and each of WPP LLC, WP and WP LLC may be deemed to be the beneficial owner of an indeterminate portion of the Shares held by WPEP. The Reporting Person disclaims beneficial ownership of all Shares held by WPEP except to the extent of any pecuniary interest therein. Each of the Warburg Pincus Entities disclaims beneficial ownership of all Shares in which such Warburg Pincus Entity does not have a pecuniary interest. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control WPEP. Messrs. Kaye and Landy disclaim beneficial ownership of all Shares held by WPEP except to the extent of any pecuniary interest therein. The address of each of the Warburg Pincus Entities is 450 Lexington Avenue, New York, New York 10017.

Treatment of Stock Options

If the Merger is consummated following the Offer, under the terms of the Merger Agreement, all unexercised stock options outstanding (whether or not vested and whether held by directors, executive officers or other employees) immediately prior to the Effective Time will be cancelled, and the holders thereof will receive cash (subject to any applicable withholding of taxes required by applicable law) equal to the excess, if any, of the Offer Price over the per Share exercise price of the respective options multiplied by the total number of Shares subject to vested and unvested options they hold immediately prior to the Effective Time.

The approximate value of the cash payments that each director and executive officer of ev3 will receive in exchange for cancellation of his or her stock options (assuming that each such director and executive officer does not otherwise exercise any outstanding and vested stock options prior to the Effective Time) is set forth in the table below. This information is based on the number of options held by ev3’s directors and executive officers as of June 7, 2010, assuming the Merger is completed on July 15, 2010.

		Cash	Number of	Cash	Total Cash
	Number of Shares	Consideration	Shares Subject	Consideration	Consideration for
Name of Director or	Subject to Vested	for Vested Stock	to Unvested	for Unvested	Stock Options under
Executive Officer	Stock Options	Options	Stock Options	Stock Options	Merger Agreement

John K. Bakewell	80,617	$706,409	9,920	$133,523	$839,932
Jeffrey B. Child	86,067	750,794	14,920	162,823	913,617
Richard B. Emmitt	65,857	696,475	9,920	133,523	829,998
Douglas W. Kohrs	85,044	821,019	20,898	270,199	1,091,218
Daniel J. Levangie	80,617	584,306	9,920	133,523	717,829
John L. Miclot	17,171	259,397	22,004	343,301	602,698
Robert J. Palmisano	648,312	9,174,448	666,960	9,577,083	18,751,531
Thomas E. Timbie	150,617	1,413,740	9,920	133,523	1,547,263
Elizabeth H. Weatherman	65,857	696,475	9,920	133,523	829,998
Pascal E.R. Girin	312,945	2,998,671	240,648	2,905,004	5,903,675
Stacy Enxing Seng	350,192	3,845,350	154,274	2,285,179	6,130,529
Kevin M. Klemz	80,331	577,326	49,675	580,811	1,158,137
Christine R. Kowalski	0	0	49,860	339,048	339,048
Shawn McCormick	46,667	759,272	95,751	1,537,388	2,296,660
Gregory Morrison	167,600	1,570,972	41,181	485,572	2,056,544
David H. Mowry	94,522	810,609	100,373	1,168,570	1,979,179
Julie D. Tracy	31,776	436,960	39,026	567,882	1,004,842
Brett A. Wall	113,938	1,117,316	82,125	894,340	2,011,656

Treatment of Restricted Stock

If the Merger is consummated following the Offer, under the terms of the Merger Agreement, all shares of restricted stock outstanding immediately prior to the Effective Time of the Merger, whether held by directors, executive officers or other employees, will vest in full and become non-forfeitable and will be cancelled and converted into a right to receive the Offer Price (subject to any applicable withholding of taxes required by applicable law).

The approximate value of the cash payments that each director and executive officer of ev3 will receive in exchange for cancellation of his or her shares of restricted stock is set forth in the table below. This information is based on the number of shares of restricted stock held by ev3’s directors and executive officers as of June 7, 2010, assuming the Merger is completed on July 15, 2010.

		Cash
		Consideration for
	Number of Shares of	Shares of
Name of Director or Executive Officer	Restricted Stock	Restricted Stock

John K. Bakewell	4,148	$93,330
Jeffrey B. Child	4,148	93,330
Richard B. Emmitt	4,148	93,330
Douglas W. Kohrs	7,879	177,278
Daniel J. Levangie	4,148	93,330
John L. Miclot	7,796	175,410
Robert J. Palmisano	183,743	4,134,218
Thomas E. Timbie	4,148	93,330
Elizabeth H. Weatherman	4,148	93,330
Pascal E.R. Girin	73,779	1,660,028
Stacy Enxing Seng	114,224	2,570,040
Kevin M. Klemz	46,633	1,049,243
Christine R. Kowalski	26,611	598,748
Shawn McCormick	84,231	1,895,198
Gregory Morrison	36,777	827,483
David H. Mowry	55,728	1,253,880
Julie D. Tracy	30,064	676,440
Brett A. Wall	64,762	1,457,145

Treatment of Restricted Stock Units

If the Merger is consummated following the Offer, under the terms of the Merger Agreement, all restricted stock units (“RSUs”) outstanding immediately prior to the Effective Time of the Merger, whether held by directors, executive officers or other employees, will vest in full and the Shares issued thereunder will be cancelled and converted into a right to receive the Offer Price (subject to any applicable withholding of taxes required by applicable law).

The approximate value of the cash payments that each director and executive officer of ev3 will receive in exchange for cancellation of his or her RSUs is set forth in the table below. This information is based on the number of stock options held by ev3’s directors and executive officers as of June 7, 2010, assuming the Merger is completed on July 15, 2010.

		Cash
	Number of	Consideration for
Name of Director or Executive Officer	RSUs	RSUs

John K. Bakewell	0	$0
Jeffrey B. Child	0	0
Richard B. Emmitt	0	0
Douglas W. Kohrs	0	0
Daniel J. Levangie	0	0
John L. Miclot	0	0
Thomas E. Timbie	0	0
Elizabeth H. Weatherman	0	0
Robert J. Palmisano	0	0
Pascal E.R. Girin	108,388	2,438,730
Stacy Enxing Seng	0	0
Kevin M. Klemz	0	0
Christine R. Kowalski	0	0
Shawn McCormick	0	0
Gregory Morrison	0	0
David H. Mowry	0	0
Julie D. Tracy	0	0
Brett A. Wall	0	0

The following table sets forth the approximate amount of compensatory payments that each director and executive officer of ev3 is entitled to receive in connection with the consummation of the transactions contemplated by the Merger Agreement as a result of their ev3 equity interests held by each director or executive officer as of June 7, 2010, assuming the Merger is completed on July 15, 2010. The table does not include “change in control” payments to the executive officers upon completion of the Offer and payments if the executive officers are terminated in connection with the Offer. Such payments are detailed below in the section entitled “Other Payments upon a Change in Control or Termination.”

		Cash		Cash	Total Cash
	Cash	Consideration	Cash	Consideration	Consideration
	Consideration	for Shares of	Consideration	for Stock	under Merger
Name of Director or Executive Officer	for Shares	Restricted Stock	for RSUs	Options	Agreement

John K. Bakewell	$263,768	$93,330	$0	$839,932	$1,197,030
Jeffrey B. Child	360,878	93,330	0	913,617	1,367,825
Richard B. Emmitt	43,545,308	93,330	0	829,998	44,468,636
Douglas W. Kohrs	177,278	177,278	0	1,091,218	1,445,774
Daniel J. Levangie	1,388,768	93,330	0	717,829	2,199,927
John L. Miclot	175,388	175,410	0	602,698	953,496
Robert J. Palmisano	557,235	4,134,218	0	18,751,531	23,442,984
Thomas E. Timbie	263,768	93,330	0	1,547,263	1,904,361
Elizabeth H. Weatherman	611,174,093	93,330	0	829,998	612,097,421
Pascal E.R. Girin	1,249,200	1,660,028	2,438,730	5,903,675	11,251,633
Stacy Enxing Seng	1,054,418	2,570,040	0	6,130,529	9,754,987
Kevin M. Klemz	701,865	1,049,243	0	1,158,137	2,909,245
Christine R. Kowalski	0	598,748	0	339,048	937,796
Shawn McCormick	140,265	1,895,198	0	2,296,660	4,332,123
Gregory Morrison	652,770	827,483	0	2,056,544	3,536,797
David H. Mowry	753,233	1,253,880	0	1,979,179	3,986,292
Julie D. Tracy	451,238	676,440	0	1,004,842	2,132,520
Brett A. Wall	145,800	1,457,145	0	2,011,656	3,614,601

Treatment of Employee Stock Purchase Plan Pursuant to the Merger Agreement

Under the Merger Agreement, ev3’s current offering period under the ESPP will continue until June 30, 2010. After that time, no further offerings will be made under the ESPP and the ESPP will be terminated effective as of the completion of the Merger, unless the Merger Agreement is earlier terminated. A copy of the ESPP is filed as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated herein by reference.

The following table sets forth the number of Shares expected to be purchased by ev3’s executive officers under the ESPP at the end of the current offering period on June 30, 2010, assuming: (i) the executive officers do not withdraw from the offering prior to the end of the current offering period, and (ii) a purchase price per Share of $12.58 (which is equal to 85% of the fair market value of a Share at the beginning of the current offering period):

Number of
Shares to be
Name of Director or Executive Officer	Purchased

Robert J. Palmisano	0
Pascal E.R. Girin	0
Stacy Enxing Seng	0
Kevin M. Klemz	0
Christine R. Kowalski	0
Shawn McCormick	0
Gregory Morrison	0
David H. Mowry	886
Julie D. Tracy	0
Brett A. Wall	440

Acceleration of Vesting of Stock Options, Restricted Stock and Restricted Stock Units Pursuant to the Terms of the Equity-Based Compensation Plans and Award Agreements

Each of the 2005 Plan and Inducement Option Grant contain provisions regarding acceleration of equity vesting in connection with a change in control. However, in light of the provisions of the Merger Agreement providing for the payment of cash with respect to all unvested options and RSUs and restricted stock grants that remain forfeitable, these provisions regarding acceleration of vesting would only be relevant to the extent that a termination of service of a director or termination of employment of an executive officer were to occur after completion of the Offer and prior to the Effective Time. The Purchaser’s purchase of Shares tendered in the Offer would constitute a change in control under each of the 2005 Plan and Inducement Option Grant.

Under the terms of the 2005 Plan, if there is a change in control of ev3, then, all conditions to the exercise of all outstanding options and all issuance or forfeiture conditions on all outstanding stock grants and stock unit grants will be deemed satisfied; provided if any such issuance or forfeiture condition relates to satisfying any performance goal and there is a target for the goal, the issuance or forfeiture condition will be deemed satisfied generally only to the extent of the stated target. A copy of the 2005 Plan is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.

Under the terms of the Inducement Option Grant, if there is a change in control of ev3, then the options to purchase 754,000 Shares granted to Mr. Palmisano pursuant to the Inducement Option Grant will become fully vested and immediately exercisable. A copy of the Inducement Option Grant is filed as Exhibit (e)(8) to this Schedule 14D-9 and is incorporated herein by reference.

Other Payments upon Change in Control or Termination

ev3’s executive officers participate in, or have entered into, as applicable, the various arrangements and agreements discussed below, which provide for the vesting of equity awards and the payment of compensation in connection with a “change in control” (as defined in these arrangements and agreements) of ev3, such as would occur upon the completion of the Offer (in certain instances, benefits are provided only in the event of termination without “cause” or for “good reason” following a change in control).

Payments Under Change in Control Arrangement — Robert J. Palmisano

Under the terms of the Palmisano Employment Agreement, in the event that, following a change in control, which as defined in such agreement would occur upon Purchaser’s purchase of Shares tendered in the Offer, ev3 terminates Mr. Palmisano’s employment without cause or Mr. Palmisano terminates his employment for good reason, Mr. Palmisano will be entitled to elect continuation coverage under COBRA for 36 months following the date of termination, the premiums for which will be paid by ev3, and health care continuation coverage for an additional 18 months following such 36-month severance period and will be entitled to receive:

•	any accrued and unpaid base salary;

•	the value of any accrued and unused vacation;

•	a pro rata portion of his annual target bonus based on the number of months in the year worked prior to the change in control and based on the assumption that all of the annual performance milestones will have been satisfied at target for such year;

•	a lump sum payment equal to the sum of (x) 36 months of his then current base pay and (y) 300 percent of his annual target bonus based on the assumption that all of the annual performance milestones will have been satisfied at target for such year; and

•	for 36 months following the date of termination, all fringe benefits and perquisites to which he is entitled under his agreement and which may legally be provided by ev3 to non-employees, as well as certain housing and car allowances (but, with respect to the housing allowance, only to the extent necessary to pay lease or rental obligations existing on the date of termination and in any case not to exceed the 36-month severance period).

As used in the Palmisano Employment Agreement, “cause” means Palmisano’s:

•	gross misconduct;

•	willful and continued failure to perform substantially his duties with ev3 after a demand for substantial performance is delivered to him that provides for a reasonable period of time within which he may take corrective measures; or

•	conviction (including a plea of nolo contendere) of willfully engaging in illegal conduct constituting a felony or gross misdemeanor under federal or state law which is materially and demonstrably injurious to ev3 or which impairs his ability to perform substantially his duties for ev3.

As used in the Palmisano Employment Agreement, “good reason” means the occurrence of the following, provided that Mr. Palmisano provides ev3 notice of the occurrence and ev3 does not correct the occurrence within 30 days and Mr. Palmisano terminates employment with ev3 within two years of the occurrence:

•	a substantial change in his status, position(s), duties or responsibilities as an executive of ev3 which, in his reasonable judgment, is adverse with respect to any of the foregoing;

•	a material reduction in his base pay or annual bonus plan payment that he may earn in a given year;

•	any other material breach by ev3 of its obligations under the Palmisano Employment Agreement; or

•	the failure by ev3 to obtain the assent to the Palmisano Employment Agreement from any successor as soon as reasonably practicable in the circumstances.

In addition, upon a change in control, the Palmisano Employment Agreement provides that all unvested stock options and stock awards will become fully vested and immediately exercisable.

The Palmisano Employment Agreement also provides that in the event any payment or benefit provided by ev3 to or for the benefit of Mr. Palmisano, either under the Palmisano Employment Agreement or otherwise, will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), ev3 will make an additional lump sum payment to Mr. Palmisano that will be sufficient, after giving effect to all federal, state and other taxes and charges with respect to such payment, to make Mr. Palmisano whole for all taxes (including withholding taxes) imposed under Section 4999 of the Code.

This summary description of the Palmisano Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Palmisano Employment Agreement, a copy of which is filed as Exhibit (e)(9) to this Schedule 14D-9 and is incorporated herein by reference.

Payments Under Change in Control Arrangements — Other Executive Officers

The Officer Change in Control Agreements, the McCormick Change in Control Agreement and the Kowalski Change in Control Agreement entitle each of ev3’s executive officers (other than Mr. Palmisano), upon the occurrence of a change in control, which as defined in such agreements would occur upon Purchaser’s purchase of Shares tendered in the Offer, to base pay owed to such executive officer through such date and a pro rata portion of such executive officer’s target bonus plan payment based on the number of months in the year worked prior to the change in control. Pursuant to the McCormick Change in Control Agreement, upon the occurrence of a change in control, which as defined in such agreement would occur upon Purchaser’s purchase of Shares tendered in the Offer, the remaining unvested portion of the signing and retention bonus paid to Mr. McCormick on his hire date, which is $73,333, will vest and no longer be subject to repayment. In addition, under all of such agreements if the executive officer’s employment is terminated by ev3 for any reason other than for cause and other than the executive officer’s death or is terminated by the executive for good reason and the termination of employment occurs within 24 months of the change in control or prior to the change in control if the termination was either a condition of the change in control or was at the request or insistence of a person related to the change in control, then the executive officer would be entitled to certain additional benefits. Such benefits include:

•	receipt of a lump sum cash payment equal to 12 months of the executive officer’s then-current base pay;

•	the full amount of the executive officer’s bonus plan payment for the next 12 months, with the amount of the bonus plan payment based on the assumption that all of the annual performance milestones will have been satisfied at target for such year;

•	group health plan benefits for the executive officer and his or her dependents for up to 18 months; and

•	reasonable outplacement services with a cost of up to $20,000.

As used in these agreements, “cause” means the executive officer’s:

•	gross misconduct;

•	willful and continued failure to perform substantially the executive officer’s duties after a demand for substantial performance is delivered to the executive officer that provides for a reasonable period of time within which the executive officer may take corrective measures; or

•	conviction (including a plea of nolo contendere) of willfully engaging in illegal conduct constituting a felony or gross misdemeanor under federal or state law which is materially and demonstrably injurious or which impairs the executive officer’s ability to perform substantially their duties.

As used in these agreements, “good reason” means:

•	a material diminution in the executive officer’s authority, duties or responsibilities as in effect immediately prior to the change in control;

•	a material diminution in the executive officer’s base compensation;

•	a material diminution in the authority, duties or responsibilities of the supervisor to whom the executive officer reports as in effect immediately prior to the change in control;

•	a material change in the geographic location at which the executive officer is required to be based as compared to the location where the executive officer was based immediately prior to the change in control; or

•	any other action or inaction that constitutes a material breach by ev3 or one of its subsidiaries of any agreement under which the executive officer provides services to the ev3 or one of its subsidiaries.

To the extent any payments received by an executive officer under these agreements constitute parachute payments which result in an excise tax under Section 4999 of the Code, the executive officer is entitled to receive a gross-up payment to cover such excise tax as well as applicable taxes on such gross-up payment. This requirement to make a “gross-up” payment to an executive officer to the extent any payments received by the executive officer constitute parachute payments which result in an excise tax under Section 4999 of the Code does not apply, however, to the Change of Control Agreement entered into with Ms. Kowalski.

These agreements also provide that, in addition to any other indemnification obligations that ev3 may have, if, following a change in control of ev3, the executive officer incurs damages, costs or expenses (including, without limitation, judgments, fines and reasonable attorneys’ fees) as a result of the executive’s service to ev3 or status as an officer of ev3, ev3 will indemnify the executive officer to the fullest extent permitted by law, except to the extent that such damages, costs or expenses arose as a result of the executive officer’s gross negligence or willful misconduct.

This summary description of the Officer Change in Control Agreements, the McCormick Change in Control Agreement and the Kowalski Change in Control Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Officer Change in Control Agreement, the McCormick Change in Control Agreement and the Kowalski Change in Control Agreement, copies of which are filed as Exhibits (e)(10), (e)(11) and (e)(12), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Potential Maximum Payments to Executive Officers

The following table describes the potential maximum payments to each of ev3’s executive officers who was employed by ev3 on June 7, 2010 upon the occurrence of a change in control. These calculations are based on the assumption that the change in control event occurred on July 15, 2010 and are equal to the pro rata portion of such executive officer’s target bonus plan payment based on the number of months in the year worked prior to the change in control assuming performance milestones were satisfied at target. The following table does not include any accrued and unpaid base salary to which the executives also would be entitled and does not include payments made for outstanding Shares, stock options, restricted stock or RSUs, which will be made pursuant to the Merger Agreement.

Pro Rata Portion of
Name of Director or Executive Officer	2010 Bonus

Robert J. Palmisano	$—
Pascal E.R. Girin(1)	234,439
Stacy Enxing Seng	134,402
Kevin M. Klemz	89,737
Christine R. Kowalski	87,123
Shawn McCormick	121,973
Gregory Morrison	77,221
David H. Mowry	105,245
Julie D. Tracy	69,699
Brett A. Wall	104,548

(1)	In addition to the amount listed in the table, ev3 would pay Mr. Girin a tax equalization payment estimated to be $50,228.

The following table describes the potential maximum payments to each of ev3’s executive officers who was employed by ev3 on June 7, 2010 (i) in the event of their termination without cause upon the occurrence of the Offer or Merger or (ii) within 24 months following Purchaser’s purchase of Shares tendered in the Offer, their involuntary termination or termination by them with good reason. These calculations are based on the assumption that the change in control and termination event occurred on July 15, 2010. The following table does not include any accrued and unpaid base salary to which the executives also would be entitled and does not include payments made for outstanding Shares, stock options, shares of restricted stock or RSUs that will be made regardless of the executive officer’s termination pursuant to the Merger Agreement and are described earlier under the heading “Treatment of Shares, Stock Options, Restricted Stock and Restricted Stock Units Pursuant to the Merger Agreement.”

		Dollar Amount of
	Description of Payments	Potential Maximum
Name	and Executive Benefits	Payments/Benefits

Robert J. Palmisano	Pro Rata Portion of 2010 Bonus(1)	$348,493
	Lump Sum Payment Based on Base Salary	1,800,000
	Lump Sum Payment Based on Annual Bonus Plan	1,800,000
	Group Health Plan Benefits(2)	30,861
	Accrued Paid Time Off(3)	73,846
	Housing Allowance(4)	180,000
	Automobile Allowance	54,000
	Housing and Automobile Tax Gross-up Payment	186,108
	Fringe Benefit and Related Tax Gross-up Payment(5)	89,097
	280G Tax Gross-up Payment(6)	3,635,003
	Total:	8,197,408

Pascal E.R. Girin(8)	Lump Sum Payment Based on Base Salary	538,178
	Lump Sum Payment Based on Annual Bonus Plan(1)(7)	403,634
	Group Health Plan Benefits(2)	23,737
	Outplacement Services	20,000
	Accrued Paid Time Off(3)	30,138
	Moving and Repatriation Costs(9)	108,617
	Tax Equalization(10)	443,021
	280G Tax Gross-up Payment(6)	1,641,330
	Total:	3,208,655

Stacy Enxing Seng	Lump Sum Payment Based on Base Salary	356,000
	Lump Sum Payment Based on Annual Bonus Plan(1)(7)	231,400
	Group Health Plan Benefits(2)	22,433
	Outplacement Services	20,000
	Accrued Paid Time Off(3)	34,915
	280G Tax Gross-up Payment(6)	840,900
	Total:	1,505,648

Kevin M. Klemz	Lump Sum Payment Based on Base Salary	309,000
	Lump Sum Payment Based on Annual Bonus Plan(1)(7)	154,500
	Group Health Plan Benefits(2)	22,433
	Outplacement Services	20,000
	Accrued Paid Time Off(3)	28,523
	280G Tax Gross-up Payment(6)	—
	Total:	534,456

Christine R. Kowalski	Lump Sum Payment Based on Base Salary	300,000
	Lump Sum Payment Based on Annual Bonus Plan(1)(7)	150,000
	Group Health Plan Benefits(2)	21,929
	Outplacement Services	20,000
	Accrued Paid Time Off(3)	10,475
	280G Tax Gross-up Payment(6)	—
	Total:	502,404

		Dollar Amount of
	Description of Payments	Potential Maximum
Name	and Executive Benefits	Payments/Benefits

Shawn McCormick	Lump Sum Payment Based on Base Salary	350,000
	Lump Sum Payment Based on Annual Bonus Plan(1)(7)	210,000
	Group Health Plan Benefits(2)	22,433
	Outplacement Services	20,000
	Accrued Paid Time Off(3)	24,609
	280G Tax Gross-up Payment(6)	—
	Total:	627,042

Greg Morrison	Lump Sum Payment Based on Base Salary	265,901
	Lump Sum Payment Based on Annual Bonus Plan(1)(7)	132,951
	Group Health Plan Benefits(2)	22,433
	Outplacement Services	20,000
	Accrued Paid Time Off(3)	26,079
	280G Tax Gross-up Payment(6)	—
	Total:	467,364

David H. Mowry	Lump Sum Payment Based on Base Salary	302,000
	Lump Sum Payment Based on Annual Bonus Plan(1)(7)	181,200
	Group Health Plan Benefits(2)	22,433
	Outplacement Services	20,000
	Accrued Paid Time Off(3)	37,169
	280G Tax Gross-up Payment(6)	577,405
	Total:	1,140,207

Julie D. Tracy	Lump Sum Payment Based on Base Salary	240,000
	Lump Sum Payment Based on Annual Bonus Plan(1)(7)	120,000
	Group Health Plan Benefits(2)	16,331
	Outplacement Services	20,000
	Accrued Paid Time Off(3)	29,538
	280G Tax Gross-up Payment(6)	—
	Total:	425,869

Brett A. Wall	Lump Sum Payment Based on Base Salary	300,000
	Lump Sum Payment Based on Annual Bonus Plan(1)(7)	180,000
	Group Health Plan Benefits(2)	15,444
	Outplacement Services	20,000
	Accrued Paid Time Off(3)	36,923
	280G Tax Gross-up Payment(6)	650,684
	Total:	1,203,051

(1)	Assumes performance milestones were satisfied at target.

(2)	The value of the group health plan benefits is based on premiums rates in effect in June 2010.

(3)	Represents amounts paid for accrued time off under ev3’s Paid Time Off Policy for U.S. Employees.

(4)	Mr. Palmisano would be entitled to a housing allowance, but only to the extent necessary to pay lease or rental obligations existing on the date of termination for up to 36 months. Amount assumes that Mr. Palmisano’s lease or rental obligations equal his housing allowance of $5,000 per month and extend for 36 months.

(5)	Represents the estimated fringe benefit for the 36 month severance period, which is based on the amount incurred in 2009. Most of Mr. Palmisano’s fringe benefits result from commuting expenses, which are expected to decrease after termination. The value of the gross-up payment assumes a 35 percent U.S. federal income tax rate, a 7.85 percent state income tax rate and a 1.45 percent Medicare tax.

(6)	These payments are only payable in the case that the executive’s payments following a change in control result in excess parachute payments under Internal Revenue Code Section 280G. The executive officers’ change in control agreements provide that any excise tax and gross-up payments will equal only that amount required to assure that the executive receives payment at least equal to the expected severance payment without the executive incurring golden parachute excise tax out of pocket. The estimated calculations incorporate the following tax rates: 280G excise tax rate of 20 percent, a statutory 35 percent federal income tax rate, a 1.45 percent Medicare tax rate and the applicable state income tax rate. In the case of a change in control with no termination of employment, none of the executives would receive payments in an amount that would require an excise tax gross-up, except for Messrs. Palmisano, Girin and Wall.

(7)	Amount based on base salary and target bonus percentage in effect on June 7, 2010. Assumes performance milestones were satisfied at target.

(8)	For purposes of determining the value of payments to Mr. Girin, it is assumed that any notice requirements under applicable law will have been satisfied.

(9)	Estimated moving costs based on the $84,000 relocation bonus that was paid to Mr. Girin when he moved from France to the United States to cover his moving costs, and $24,617 for estimated repatriation expenses.

(10)	Mr. Girin is entitled to receive tax equalization payments such that so that he does not pay more or less income tax and social security than he would have paid working in France.

Employment Agreements Following the Merger

As of the date of this Schedule 14D-9, Parent and Purchaser have informed ev3 that no members of ev3’s current management have entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with the Surviving Corporation. Parent has informed ev3 that it currently intends to retain certain members of ev3’s management team following the Effective Time. As part of these retention efforts, Parent may enter into employment or consultancy compensation, severance or other employee or consultant benefits arrangements with ev3’s executive officers and certain other key employees; however, there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. Any new arrangements are currently expected to be entered into at or prior to the Effective Time and would not become effective until the Effective Time.

Effect of Merger Agreement on Employee Benefits

For the period commencing at the Effective Time and ending on the earlier of twelve (12) months following the Effective Time and the date on which the employment of an ev3 employee who continues his or her employment with the entity surviving the Merger terminates, the Merger Agreement provides that the entity surviving the Merger will provide each such employee with an annual rate of base salary not materially less than the annual rate of base salary provided to such employee immediately prior to the Effective Time; and equity compensation and an opportunity to earn bonus compensation that are comparable to the equity and bonus opportunities that are provided to similarly situated employees of Parent and its subsidiaries.

For the period commencing at the Effective Time and ending on the earlier of 12 months following the Effective Time and the date on which the employment of an ev3 employee who continues his or her employment with the entity surviving the Merger terminates, the Merger Agreement provides that the entity surviving the Merger will provide each such ev3 employee with employee benefits that are substantially comparable in the aggregate to those benefits that were provided to such ev3 employee immediately prior to the Effective Time (excluding, for this purpose, any equity compensation or bonus arrangements that were made available to such employee prior to the Effective Time). However, the Merger Agreement provides that neither Parent nor the entity surviving the Merger will be under any obligation to retain any ev3 employee or group of ev3 employees or to retain any ev3 benefit plan, other than as required by law.

Parent or the entity surviving the Merger or its subsidiaries will recognize all service of employees of ev3 with ev3 (including service with any predecessor employer of ev3, to the extent service with such predecessor employer is recognized by ev3) prior to the completion of the Merger for vesting, eligibility purposes or determination of level of benefits (but not for purposes of accrual of benefits under any defined benefit pension plan) with respect to any employee benefit plan, program or policy maintained by Parent or any of its subsidiaries (other than vesting under any stock option or other equity compensation arrangement), including any paid time off, vacation and severance pay arrangements in which any employee of ev3 will participate following completion of the Merger, unless such recognition of service would result in a duplication of benefits or to the extent that such service was not recognized under the corresponding ev3 employee benefit plan.

Director and Officer Exculpation, Indemnification and Insurance

Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation that its directors will not be liable to the corporation or its stockholders for monetary damages for breaches of fiduciary duty. ev3’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate”), includes such a provision. Such provision, however, does not preclude the personal liability of directors for monetary damages (i) for breaches of the duty of loyalty, (ii) for acts or omissions not in good faith, involving intentional misconduct, or involving knowing violation of the law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which a director derives an improper personal benefit.

Additionally, as permitted by Section 145 of the DGCL, ev3’s Certificate provides that (i) ev3 shall indemnify its directors, officers, employees and agents to the fullest extent permitted by Delaware law, (ii) ev3 shall advance expenses to such directors and may advance expenses to such officers, employees and agents, in connection with defending a proceeding and (iii) the rights conferred in the Certificate are not exclusive of any other rights under any agreement, ev3’s Third Amended and Restated Bylaws (the “Bylaws”) or otherwise. ev3’s Bylaws provide that ev3 may obtain insurance on behalf of its directors, officers, employees or agents covering liabilities for which ev3 would have the power or obligation to indemnify.

ev3 has entered into Indemnification Agreements with all of its directors and executive officers under which ev3 is required to indemnify them against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he or she is or was one of ev3’s directors or officers. ev3 is obligated to pay these amounts only if the director or officer acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to ev3’s best interests. With respect to any criminal proceeding, ev3 is obligated to pay these amounts only if the director or officer had no reasonable cause to believe his or her conduct was unlawful. The Indemnification Agreements also set forth procedures that will apply in the event of a claim for indemnification. This summary description of the form of Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Indemnification Agreement Agreement, a copy of which is filed as Exhibit (e)(13) to this Schedule 14D-9 and is incorporated herein by reference.

Pursuant to the Merger Agreement, Parent has agreed to (or to cause the Surviving Corporation to) (i) indemnify and hold harmless the individuals who at any time prior to the Effective Time were directors or officers of ev3 or any of its present or former subsidiaries or served as treasurer of ev3 (the “Indemnified Parties”) to the fullest extent the Surviving Corporation is permitted by law, (ii) promptly advance expenses in connection indemnifiable claims to the Indemnified Parties to the fullest extent the Surviving Corporation is permitted by law, (iii) ensure that the certificate of incorporation and bylaws of the Surviving Corporation shall contain the provisions with respect to indemnification and advancement of expenses set forth in the certificate of incorporation and bylaws of ev3, and (iv) comply with the terms and conditions of, any agreement in effect as of the date of the Merger Agreement, between or among ev3 or any of its subsidiaries and any Indemnified Party providing for the indemnification of such Indemnified Party. Parent has also agreed to cause ev3’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance to be maintained for a period of not less than six years from the Effective Time unless, prior to the Effective Time, ev3 purchases a six-year run-off (i.e., a so-called “Reporting Tail Endorsement”) for such policies. In each case, the maximum premium shall not be in excess of 200% of the last annual premium. This summary description of the indemnification covenant in the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

ev3 maintains an insurance policy providing for indemnification of its officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

Section 16 Matters

Pursuant to the Merger Agreement, the ev3 Board has adopted a resolution so that the disposition of all ev3 equity securities pursuant to the Merger Agreement by any officer or director of ev3 who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Arrangements with Affiliates

Holders Agreement

ev3 is party to a holders agreement along with certain ev3 stockholders, Warburg, Pincus Equity Partners, L.P. and certain of its affiliates (collectively, “Warburg Pincus”), and Vertical Fund I, L.P. and Vertical Fund II, L.P. (collectively, the “Vertical Funds”), and certain of ev3’s directors, former directors, executive officers and former executive officers, including Stacy Enxing Seng (the “Holders Agreement”). Pursuant to the terms of the Holders Agreement, ev3 is required to nominate and use its best efforts to have elected to the ev3 Board:

•	two persons designated by Warburg Pincus and the Vertical Funds if Warburg Pincus and the Vertical Funds collectively beneficially own 20 percent or more of ev3’s Shares; or

•	one person designated by Warburg Pincus and the Vertical Funds if Warburg Pincus and the Vertical Funds collectively beneficially own at least 10 percent but less than 20 percent of ev3’s Shares.

Richard B. Emmitt and Elizabeth H. Weatherman were the initial designees under the Holders Agreement. This summary description of the Holders Agreement does not purport to be complete and is qualified in its entirety by reference to the Holders Agreement, a copy of which is filed as Exhibit (e)(14) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Parent and Purchaser

Merger Agreement

The summary of the Merger Agreement contained in Section 12 “Purpose of the Offer; the Merger Agreement; Plans for ev3” of the Offer to Purchase and the description of the conditions to the Offer contained in Section 14 “Certain Conditions of the Offer” of the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide holders of ev3 Shares with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Purchaser or ev3 in ev3’s public reports filed with the SEC. The Merger Agreement includes customary representations, warranties and covenants of ev3, Parent and Purchaser made to each other as of specific dates and has been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which Parent may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstances or otherwise. The assertions embodied in those representations and warranties were made solely for purposes of the contract among ev3, Parent and Purchaser and may be subject to important qualifications and limitations agreed to by such parties in connection with negotiating the Merger Agreement. Moreover, some of those representations, warranties and covenants may not be accurate or complete as of any specified date, may be subject to different contractual standards of materiality or may have been used for the purpose of allocating risk among ev3, Parent and Purchaser rather than establishing matters as facts.

The Merger Agreement also provides that promptly upon the acceptance for purchase by Purchaser pursuant to the Offer of such number of Shares that, together with the number of Shares (if any) then owned by Parent or

Purchaser or their subsidiaries, or with respect to which Parent or Purchaser has, directly or indirectly, voting power, represents at least a majority of the then outstanding Shares on a fully diluted basis, and from time to time thereafter (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder), Purchaser will be entitled to designate such number of directors (the “Designees”), rounded up to the next whole number, on the ev3 Board as will give Purchaser representation on the ev3 Board equal to the product of (i) the total number of directors on the ev3 Board (after giving effect to any increase in the number of directors pursuant to Section 1.3 of the Merger Agreement) and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including Shares accepted for payment and the Shares purchased upon exercise of the Top-Up Option under the Merger Agreement, if any), bears to the total number of Shares outstanding. The Merger Agreement further provides that ev3 shall promptly take all actions necessary to cause Purchaser’s designees to be elected or appointed to the ev3 Board, including increasing the size of the ev3 Board or using its reasonable best efforts to secure the resignations of incumbent directors. Additionally, the Merger Agreement provides that ev3 will cause individuals designated by Purchaser to constitute the same percentage as such individuals represent of the entire ev3 Board on the following: (i) each committee of the ev3 Board (other than any committee comprised of continuing directors established to take action under the Merger Agreement) and (ii) each board of directors and each committee (or similar body) thereof of each subsidiary of ev3.

Following the designation of the Designees and until the Effective Time, Parent and Purchaser have agreed to use their reasonable best efforts to cause the ev3 Board to include at least three Continuing Directors (as defined below) and to cause each committee of the ev3 Board and its subsidiaries to include at least one Continuing Director. A “Continuing Director” is a member of the ev3 Board as of the date of the Merger Agreement or a person selected by the Continuing Directors then in office, each of whom is an independent director under the rules of The Nasdaq Global Select Market. The approval of a majority of Continuing Directors (or the sole Continuing Director if there shall be only one Continuing Director) is required in order to (i) amend, modify or terminate the Merger Agreement, or agree or consent to any amendment, modification or termination of the Merger Agreement, in any case on behalf of ev3, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, (iii) waive or exercise any of the ev3’s rights under the Merger Agreement, (iv) waive any condition to ev3’s obligations under the Merger Agreement, (v) amend ev3’s certificate of incorporation or bylaws, (vi) authorize any agreement between ev3 or any of ev3’s subsidiaries, on the one hand, and Parent, Purchaser or any of their affiliates, on the other hand, or (vii) make any other determination with respect to any action to be taken or not to be taken by or on behalf of ev3 relating to the Merger Agreement or the transactions contemplated by the Merger Agreement. The Continuing Directors shall have the authority to retain such counsel (which may include current counsel to ev3) and other advisors at the expense of ev3 as determined by the Continuing Directors and shall have the authority to institute any action on behalf of ev3 to enforce performance of the Merger Agreement or any of ev3 rights thereunder.

Guaranty

In connection with the entry into the Merger Agreement by the parties thereto, Covidien International Finance S.A., a Luxembourg corporation and the direct parent entity of Parent (“CIFSA”), executed a guaranty (the “Guaranty”). Pursuant to the Guaranty, CIFSA has agreed to guarantee the full performance and payment by Parent of its covenants, obligations and undertakings pursuant to or otherwise in connection with the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby. This summary description of the Guaranty does not purport to be complete and is qualified in its entirety by reference to the Guaranty, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreements

On April 6, 2010 and on April 28, 2010, ev3 and Tyco Healthcare Group LP d/b/a Covidien, a Delaware limited partnership and affiliate of Parent and Purchaser, entered into confidentiality agreements in connection with the consideration of a possible negotiated transaction involving ev3 (the “April 6 Confidentiality Agreement” and the “April 28 Confidentiality Agreement,” respectively, and together, the “Confidentiality Agreements”). Under the Confidentiality Agreements, the parties agreed, subject to certain exceptions, to keep confidential any non-public information concerning ev3. Under the April 28 Confidentiality Agreement, Covidien also agreed for a period of

18 months to certain “standstill” provisions for the protection of ev3 and that, subject to certain limited exceptions, for a period of one year Covidien will not solicit any employees of ev3 with whom Covidien has had contact in connection with the proposed transaction. This summary description of the Confidentiality Agreements does not purport to be complete and is qualified in its entirety by reference to the April 6 Confidentiality Agreement and April 28 Confidentiality Agreement, copies of which are filed, respectively, as Exhibit (e)(4) and Exhibit (e)(5) to this Schedule 14D-9 and are incorporated herein by reference.

Tender and Voting Agreement

In connection with the Merger Agreement, Parent and Purchaser entered into a Tender and Voting Agreement with certain entities affiliated with Warburg Pincus Equity Partners, L.P. pursuant to which, among other things, such stockholders have agreed to tender (and deliver any certificates evidencing) a number of Shares in the aggregate equal to approximately 24% of the outstanding Shares as of the date of the Tender and Voting Agreement, or cause such Shares to be tendered, into the Offer promptly following the commencement of the Offer, and in any event no later than the five business days following the commencement of the Offer. This summary description of the Tender and Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Voting Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

Recommendation of the ev3 Board

At a meeting of the ev3 Board held on May 31, 2010, the ev3 Board unanimously: (i) determined that the Offer and the Merger are advisable, fair to and in the best interests of ev3 and its stockholders; (ii) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) recommended that the ev3 stockholders accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

Based on the foregoing, the ev3 Board hereby recommends that the ev3 stockholders ACCEPT the Offer, tender their Shares in the Offer and, if required by applicable law, adopt the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

A copy of the joint press release issued by Covidien and ev3 announcing the transaction is filed as Exhibit (a)(5)(C) hereto and incorporated herein by reference. A copy of the letter to the ev3 stockholders communicating the ev3 Board recommendation is filed as Exhibit (a)(2) hereto and incorporated herein by reference.

Background and Reasons for the Recommendation

Background of the Transaction

Since ev3’s initial public offering in 2005, ev3’s management has periodically explored and assessed, and discussed with the ev3 Board, the company’s strategic alternatives. These alternatives have included, among other things, growing ev3’s business organically and independently developing and marketing its products, as well as strategic partnerships, acquisitions and dispositions, including a possible sale of the company.

In early November 2009, Robert J. Palmisano, ev3’s President and Chief Executive Officer, received a telephone call from a representative from Piper Jaffray & Co. (“Piper Jaffray”) indicating that Richard J. Meelia, Chairman, Chief Executive Officer and President of Covidien plc, requested an in-person meeting to discuss exploring a potential transaction with ev3. The meeting was originally scheduled for November 23, 2009, but was re-scheduled and took place on December 21, 2009.

At the meeting on December 21, 2009, Mr. Palmisano and a representative from Piper Jaffray met in Mansfield, Massachusetts with several members of Covidien’s executive management team, including Mr. Meelia, Charles J. Dockendorff, Executive Vice President and Chief Financial Officer of Covidien plc, José E. Almeida, Senior Vice President and President, Medical Devices of Covidien plc, Amy A. Wendell, Senior Vice President,

Strategy and Business Development of Covidien plc, and Joe Woody, President, Vascular Therapies of Covidien plc. At this meeting, Mr. Palmisano made a presentation concerning ev3’s business. It was decided that the two companies would meet again during JPMorgan’s Annual Healthcare Conference in San Francisco, California, to be held on January 11, 2010.

On January 11, 2010, Mr. Palmisano and Shawn McCormick, Senior Vice President and Chief Financial Officer of ev3, met with Ms. Wendell and Mr. Woody in San Francisco, California during JPMorgan’s Annual Healthcare Conference. At this meeting, Ms. Wendell and Mr. Woody indicated that Covidien was interested in exploring a potential transaction with ev3. Mr. Palmisano responded that ev3 was not for sale but that the ev3 Board would consider any serious proposals. Ms. Wendell indicated that Covidien would follow up with a request for additional information.

On January 14, 2010, Mr. McCormick received an e-mail from Ms. Wendell requesting additional information regarding ev3 and its business.

On January 20, 2010, Mr. Palmisano, Mr. McCormick and Kevin M. Klemz, ev3’s Senior Vice President, Secretary and Chief Legal Officer, informed Daniel J. Levangie, ev3’s Chairman of the Board, and Elizabeth H. Weatherman, Managing Director, Warburg Pincus LLC and a director of ev3, of their recent contacts and meetings with representatives of Covidien.

On January 21, 2010, Mr. McCormick telephoned Ms. Wendell and shared with her certain publicly available information concerning ev3 and stated that ev3 would not provide Covidien with any non-public information about ev3 or its business until Covidien had signed a confidentiality agreement. During this conversation, Ms. Wendell told Mr. McCormick that Covidien’s management had discussed the acquisition of ev3 by Covidien with the board of directors of Covidien plc and that due in part to the recent increase in ev3’s Share price Covidien no longer viewed a potential transaction with ev3 as feasible.

On February 8, 2010, Ms. Wendell confirmed during a telephone conversation with Mr. McCormick that due to the recent increase in ev3’s Share price Covidien no longer viewed a potential transaction with ev3 as feasible.

On February 10, 2010, the ev3 Board held a regular meeting during which the directors discussed numerous business development opportunities in each of ev3’s two business segments, peripheral vascular and neurovascular. The potential business development opportunities discussed included acquisitions of certain tuck-in products or technologies that might optimize or extend ev3’s product portfolio and more transformational acquisitions. The ev3 Board directed ev3’s management to continue its exploration of potential acquisitions. In order to assist ev3’s management in exploring any particular potential acquisition or other business development opportunities that might arise between regular board meetings, the ev3 Board formed a special committee consisting of Mr. Levangie, Mr. Palmisano and Ms. Weatherman. The ev3 Board also determined that prior to seriously pursuing a transformational acquisition that might in the short-term materially affect ev3’s operating results and financial condition, ev3 should determine whether any other strategic alternatives were available, including a possible sale of the company. The ev3 Board asked ev3’s management to engage J.P. Morgan Securities Inc. (“JPMorgan”) to gauge whether any third parties might be interested in a business combination with ev3 either before or after the completion by ev3 of one or more acquisitions, one of which might be a transformational acquisition.

On February 12, 2010, Mr. Palmisano and Mr. McCormick contacted a representative of JPMorgan and requested that JPMorgan contact third parties that might be interested in a business combination with ev3.

During the next five weeks, at the direction of the ev3 Board, representatives of JPMorgan contacted nine companies that JPMorgan and ev3 believed to have a good strategic fit with ev3, a complementary product portfolio or leveragable sales, marketing or distribution capabilities, that could afford to acquire ev3 and that might be interested in exploring a potential business combination with ev3, including Covidien.

On March 16, 2010, the ev3 Board held a special telephonic meeting, also attended by members of ev3’s senior management and representatives of JPMorgan, the purpose of which was to update the ev3 Board on the business development activities being pursued by ev3’s management and the results of JPMorgan’s contacts with companies that might potentially be interested in acquiring ev3. A representative of JPMorgan summarized the discussions with the nine companies contacted by JPMorgan. The representatives of JPMorgan provided a process update and preliminary financial analyses for one of two acquisitions ev3 was evaluating. The ev3 Board discussed with JPMorgan the anticipated level of interest in ev3 from financial buyers. Factors discussed included the type of analysis that a financial buyer would engage in as it considered acquiring ev3, including the anticipated purchase price as a multiple of ev3’s historical and projected EBITDA, the amount of debt that would be available to fund the purchase price, the cost of capital and the amount of equity contribution that would be required. Following this discussion, the ev3 Board concluded that the process should move forward without approaching potential financial buyers. The ev3 Board discussed continuing as a stand-alone entity and consummating one or more acquisitions, and compared this strategy with accepting an acquisition proposal from a third party. The ev3 Board directed JPMorgan to continue discussions with the four companies that had indicated a possible interest in acquiring ev3 and any other companies that express an interest in acquiring ev3. The ev3 Board also directed ev3’s management to continue discussions regarding two potential acquisition targets.

Following the March 16, 2010 ev3 Board meeting, JPMorgan contacted Covidien and the three other companies that had indicated an interest in acquiring ev3 (referred to herein as Company A, Company B and Company C), and informed them that upon entering into a confidentiality agreement, ev3 would share non-public information regarding ev3 and its business and would arrange meetings with ev3’s management. Each of these companies, including Covidien, indicated an interest in receiving more information about ev3 and its business.

On March 18, 2010, Covidien requested follow-up information on ev3.

On March 25, 2010, ev3 entered into a confidentiality agreement with Company A.

On March 25, 2010, Company B informed JPMorgan that it was no longer interested in pursuing a potential business combination with ev3.

On March 26, 2010, the special committee of the ev3 Board held a special telephonic meeting to receive an update from JPMorgan on its contact with potential acquirers of ev3 and an update on one of the two potential acquisition transactions being pursued by ev3’s management. In addition to all three special committee members, four other ev3 Board members were in attendance at the meeting along with several members of ev3’s senior management and representatives of JPMorgan. ev3’s management reported that ev3 had entered into a written confidentiality agreement with Company A and that meetings with Covidien, Company A and Company C were anticipated to take place over the next few weeks. A representative of JPMorgan provided a summary of JPMorgan’s discussions with each of these companies. The special committee directed JPMorgan to continue discussions with these and any other third parties that were potentially interested in acquiring ev3.

On April 5, 2010, representatives of Company A attended a presentation by ev3’s management in Minneapolis, Minnesota. The following ev3 executives were in attendance at the meeting: Mr. Palmisano, Mr. McCormick, Stacy Enxing Seng, ev3’s Executive Vice President and President, Worldwide Peripheral Vascular, and David A. Mowry, ev3’s Senior Vice President and President, Worldwide Neurovascular.

On April 6, 2010, ev3 and Covidien entered into a confidentiality agreement and representatives of Covidien and Morgan Stanley, Covidien’s financial advisor, attended a presentation by ev3’s management in Minneapolis, Minnesota. The following ev3 executives were in attendance at the meeting: Mr. Palmisano, Mr. McCormick, Ms. Enxing Seng and Mr. Mowry.

On April 8, 2010, the ev3 Board held a special telephonic meeting, also attended by ev3’s senior management and representatives of JPMorgan. The purpose of the meeting was to receive an update from JPMorgan on the strategic alternatives process and an update on the two potential acquisition transactions being pursued by ev3’s management. Representatives of JPMorgan summarized the status of the strategic alternatives process and at the direction of the ev3 Board prepared to send process letters to interested parties asking for written preliminary non-binding indications of interest by April 16, 2010.

On April 9, 2010, JPMorgan met with senior management of Company C in New York to update them on the process and to discuss Company C’s interest in acquiring ev3. Company C expressed continued interest and requested a meeting with ev3’s management.

On April 13, 2010, JPMorgan sent process letters to Covidien and Company A requesting written preliminary, non-binding indications of interest by April 16, 2010.

On April 15, 2010, ev3 and JPMorgan entered into an engagement letter pursuant to which JPMorgan agreed to act as ev3’s financial advisor in connection with a possible sale transaction.

On April 15, 2010, Company A indicated to JPMorgan that it was not interested in pursuing a potential business combination with ev3 at that time.

On April 16, 2010, JPMorgan received a written preliminary, non-binding indication of interest from Covidien to acquire all of the outstanding capital stock of ev3 for $20.00 to $21.00 per Share in cash, subject to completion of Covidien’s due diligence investigation of ev3. The proposal stated that the final valuation would be refined based on Covidien’s second round due diligence and that Covidien expected the definitive documentation not to contain a financing condition. Covidien requested four weeks to complete its due diligence process. JPMorgan reported to the ev3 Board that it had not received any other indications of interest.

On April 19, 2010, ev3 entered into a confidentiality agreement with Company C.

On April 21, 2010, representatives of Company C attended a presentation by ev3’s management in Minneapolis, Minnesota. The following ev3 executives were in attendance at the meeting: Mr. Palmisano, Mr. McCormick, Pascal E.R. Girin, ev3’s Executive Vice President and Chief Operating Officer, Ms. Enxing Seng, Mr. Mowry and Mr. Klemz.

During the period between April 22, 2010 and April 28, 2010, Company C requested follow-up information on ev3. On April 28, 2010, JPMorgan sent a process letter to Company C.

On April 22, 2010, the ev3 Board held a regular meeting, also attended by members of ev3’s senior management and representatives of JPMorgan. Mr. Palmisano provided an update on the status of the strategic alternatives process and the two potential acquisition transactions that ev3’s management was also pursuing. A representative of JPMorgan reported that ev3 had received a written preliminary, non-binding indication of interest from Covidien but that it had not received any other indications of interest. The representative of JPMorgan summarized recent discussions with Covidien, Company A, Company B and Company C and reviewed JPMorgan’s process for determining whether other third parties might have an interest in acquiring ev3. Representatives of JPMorgan also informed the ev3 Board that Company A had indicated that it was not interested in pursuing a business combination with ev3. The ev3 Board weighed continuing as a stand-alone entity and continuing to pursue one or more acquisitions compared to being acquired by Covidien or another third party. Mr. Klemz reviewed the fiduciary duties of the ev3 Board in connection with their consideration of the various strategic alternatives. The ev3 Board decided to continue the process of soliciting the interest of other third parties in acquiring ev3 and directed JPMorgan to contact Company B and another one of the nine original companies contacted in February (such company referred to as Company D) again. The ev3 Board expanded the authority of the special committee to review and evaluate a possible business combination, negotiate with the other party and its advisors and other representatives regarding the potential structure and terms of a possible transaction and make a recommendation to the full ev3 Board concerning a possible transaction. The ev3 Board directed JPMorgan to contact Covidien’s financial advisor, Morgan Stanley, and state that if Covidien wanted to continue to participate in the process it would need to increase its bid to over $21.00 per Share and agree to a standstill provision.

On April 23, 2010, a representative of JPMorgan contacted a representative of Morgan Stanley and stated that if Covidien wanted to proceed to the next phase of the process it would need to indicate a willingness to submit a bid that was in excess of $21.00 per Share and enter into another confidentiality agreement with ev3 that contained a standstill provision.

On April 27, 2010, a representative of Morgan Stanley contacted a representative of JPMorgan and signaled Covidien’s willingness to submit a bid in excess of $21.00 per Share. Covidien requested a detailed in-person diligence meeting between Covidien and members of ev3’s senior management.

On April 27, 2010, JPMorgan contacted Company B and Company D and indicated to them that ev3 was moving into a second round of the strategic alternatives process. Company D indicated that they would consider the acquisition internally and would follow up with a response. Company B confirmed that they were not interested in moving forward with an acquisition of ev3.

On April 28, 2010, Covidien and ev3 entered into a revised confidentiality agreement containing a standstill provision.

On April 28, 2010, Covidien and its representatives and advisors were given access to ev3’s secure online electronic data room. During the period from April 28, 2010 through May 31, 2010, representatives and advisors of Covidien reviewed the materials in ev3’s electronic data room and engaged in business and legal due diligence discussions by telephone with various representatives and advisors of ev3, and submitted a number of requests for additional due diligence information.

On April 30, 2010, Company C indicated to JPMorgan that it was not interested in pursuing a transaction with ev3 at that time.

On April 30, 2010, the special committee of the ev3 Board met to receive an update on the strategic alternatives process. In addition to all three special committee members, four other ev3 Board members were in attendance as well as several members of ev3’s senior management and representatives of JPMorgan. The representatives of JPMorgan provided a detailed overview of the anticipated process and timeline going forward.

On May 5, 2010, representatives of Covidien’s various functional groups, including legal, intellectual property, clinical, regulatory, research and development, financial, tax and accounting, attended a due diligence session in Minneapolis, Minnesota presented by ev3’s management and other ev3 personnel.

On May 6, 2010, the special committee of the ev3 Board met to receive an update on the strategic alternatives process. In addition to all three special committee members, five other ev3 Board members were in attendance as well as several members of ev3’s senior management and representatives of JPMorgan. Members of ev3’s management reported on the due diligence meeting with Covidien representatives. Representatives of JPMorgan provided an update regarding the process and suggested next steps. The special committee directed ev3’s management to continue moving forward with the process.

On May 14, 2010, JPMorgan sent Covidien a written process letter setting forth guidelines with respect to timing and procedures for submitting a definitive proposal to acquire ev3. Pursuant to the terms of the letter, a best and final proposal was to be submitted in writing by 5:00 p.m., Pacific Daylight Time, on May 27, 2010. A draft Merger Agreement was provided to Covidien with the process letter. On May 17, 2010, JPMorgan sent Covidien draft disclosure schedules.

On May 20, 2010, the special committee of the ev3 Board met to receive an update on the strategic alternatives process and the two potential acquisition transactions that ev3’s management was also pursuing. In addition to all three special committee members, two other ev3 Board members were in attendance as well as several members of ev3’s senior management and representatives of JPMorgan. JPMorgan provided an update on a webex conference call held on May 19, 2010 between ev3’s senior management, representatives from JPMorgan and senior management and board members from one of the two potential acquisition candidates ev3 was pursuing.

On May 25, 2010, ev3 formally retained Piper Jaffray as an outside financial advisor to render a second fairness opinion to the ev3 Board in connection with a transaction with Covidien because of the size and significance of the transaction.

On May 25, 2010, JPMorgan contacted Company D and asked for an update on their interest in an acquisition of ev3 given their lack of formal response. Company D stated that they may discuss internally, however its lack of response should be considered an indication of no interest in an acquisition of ev3.

On May 26, 2010, representatives of outside counsel to Covidien, Ropes & Gray LLP (“Ropes & Gray”), contacted counsel to ev3, Willkie Farr & Gallagher LLP (“Willkie”) and Oppenheimer Wolff & Donnelly LLP (“Oppenheimer”), to discuss certain issues relating to the Merger Agreement.

On May 27, 2010, Mr. Palmisano received a telephone call from Mr. Meelia, who stated that Covidien had a strong strategic interest in acquiring ev3. Mr. Meelia also indicated that Covidien considered the transaction as a high strategic priority and would be ready to move forward expeditiously to complete a transaction.

Later in the day on May 27, 2010, ev3 received a final non-binding proposal from Covidien to acquire 100% of the outstanding capital stock of ev3 for $22.50 per Share in cash, subject to the terms and conditions of a definitive

Merger Agreement among Parent, the Purchaser and ev3. The proposal stated that the offer was contingent upon ev3 having at the time of execution of an acquisition agreement: (i) no more than 113,181,212 outstanding Shares; (ii) a net cash position of at least $111.0 million; and (iii) no more than 9,869,501 outstanding options and restricted stock awards (other than additional awards permitted under the terms of the Merger Agreement). The offer was accompanied by Covidien’s comments to the draft of the Merger Agreement and a third-party financing commitment from Morgan Stanley Senior Funding, Inc. which, together with available cash, would provide Covidien sufficient cash to consummate the transaction. The proposal indicated that all required corporate approvals for Covidien and its subsidiaries had been obtained to execute the Merger Agreement other than Parent approving an executed Merger Agreement as the sole shareholder of the Purchaser. The offer was conditioned on Covidien receiving on or before 5:00 p.m. (Boston time) on June 2, 2010, a copy of the Merger Agreement executed by ev3. No other proposals were received by the May 27, 2010 deadline.

On the morning of May 28, 2010, the ev3 Board convened a special telephonic meeting to consider the offer from Covidien. All of the ev3 Board members were in attendance as well as several members of ev3’s senior management, representatives of JPMorgan and Piper Jaffray and representatives of Willkie and Oppenheimer. Before the ev3 Board convened, the directors received various materials, including a memorandum summarizing the fiduciary duties of the ev3 Board in connection with their consideration of a potential transaction with Covidien, a copy of a non-binding proposed draft of the Merger Agreement, a financing commitment letter submitted by Covidien, a memorandum summarizing certain material terms of the Merger Agreement, presentations by both JPMorgan and Piper Jaffray and ten-year financial projections prepared by ev3’s management summarized in this Item 4 under the heading “Projected Financial Information.” A representative of Willkie reviewed the fiduciary duties of the ev3 Board in connection with their consideration of a potential transaction with Covidien. A representative of JPMorgan summarized the process undertaken by JPMorgan to solicit the interest of third parties in exploring an acquisition of ev3. JPMorgan presented materials and reviewed for the directors the type of analysis that JPMorgan believed a financial buyer would be likely to engage in as it considered acquiring ev3 at a price in excess of that offered by Covidien. Following this discussion, the ev3 Board concluded that the likelihood that a financial buyer would be interested in acquiring ev3 was low in light of the anticipated purchase price as a multiple of ev3’s historical and projected EBITDA, the amount of debt that would be available to fund the purchase price, the cost of capital and the amount of equity contribution that would be required. The ev3 Board discussed whether the cash consideration proposed by Covidien would provide the ev3 stockholders with greater value than if ev3 remained independent. The ev3 Board also discussed the terms of Covidien’s draft of the Merger Agreement and instructed Willkie and Oppenheimer to negotiate the agreement with Ropes & Gray. The ev3 Board directed JPMorgan to contact Covidien’s financial advisor and present a counter-proposal of $23.00 per Share subject to Covidien’s willingness to negotiate some of its proposed changes to the Merger Agreement submitted to ev3 and execute and announce the Merger Agreement before the market opened on Tuesday, June 1, 2010.

A representative of JPMorgan contacted a representative of Morgan Stanley and communicated ev3’s counter-proposal of $23.00 per Share. The representative of Morgan Stanley indicated that he would communicate the counter-proposal to Covidien. Later on May 28, 2010, the representative of Morgan Stanley contacted the representative of JPMorgan and communicated Covidien’s willingness to negotiate the Merger Agreement and execute and announce the Merger Agreement before the market opened on Tuesday, June 1, 2010, but that Covidien rejected the $23.00 per Share counter-proposal, clarifying that $22.50 per Share represented Covidien’s best and final offer.

The ev3 Board reconvened its special telephonic meeting to receive an update from JPMorgan. All of the ev3 Board members were in attendance as well as several members of ev3’s senior management and representatives of JPMorgan, Willkie and Oppenheimer. The ev3 Board directed JPMorgan to communicate to Morgan Stanley ev3’s willingness to accept the original $22.50 per Share offer, subject to Covidien’s willingness to negotiate some of its proposed changes to the Merger Agreement and execute and announce the Merger Agreement before the market opened on Tuesday, June 1, 2010.

From May 28, 2010 to May 31, 2010, representatives from Covidien and Ropes & Gray and representatives of ev3 and Willkie and Oppenheimer negotiated the terms and conditions of the Merger Agreement including, in particular, the parties to the Merger Agreement, the circumstances in which the Offer must be extended by Covidien and the Top-Up Option exercised, the conditions to the consummation of the Offer, the circumstances in which ev3 could consider unsolicited acquisition proposals made by third parties as well as the terms upon which ev3 might be required to pay a fee upon termination of the Merger Agreement and the amount of any such termination fee, the remedies available to either party in the event of termination or breach of the Merger Agreement, the definition of material adverse effect and qualifications to ev3’s representations and warranties and certain provisions intended to protect certain employee benefits. These parties also negotiated the terms of the commitment letter relating to the availability of financing to CIFSA at the closing of the Offer, the terms of the Tender and Voting Agreement related to the Offer and Merger that Covidien was seeking from Warburg, Pincus Private Equity Partners LP, Warburg, Pincus Netherlands Equity Partners I, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. and the terms of the Guaranty pursuant to which CIFSA would guarantee the obligations of Parent pursuant to the Merger Agreement.

On May 31, 2010, the ev3 Board convened a special telephonic meeting with ev3’s senior management, and representatives of Willkie, Oppenheimer, JPMorgan and Piper Jaffray. All of the directors were present. Before the ev3 Board convened, the directors received various materials relating to their review of the proposed transaction, including a copy of the final draft of the Merger Agreement, a memorandum summarizing the material terms of the Merger Agreement and changes from the draft first distributed to Covidien, draft proposed resolutions approving the transaction to be considered by the ev3 Board and presentations by JPMorgan and Piper Jaffray. Representatives of Willkie reviewed again the fiduciary duties of the ev3 Board in connection with their consideration of a potential transaction with Covidien and gave an update of the status of negotiation of the Merger Agreement and the resolution of the issues discussed at the May 28, 2010 ev3 Board meeting. Representatives of each of JPMorgan and Piper Jaffray reviewed with the ev3 Board their respective financial analyses of the proposed merger. At the conclusion of each of their respective presentations, each of JPMorgan and Piper Jaffray rendered to the ev3 Board its oral opinion (each of which opinions was subsequently confirmed in writing) as described under “— Opinions of Financial Advisors to the ev3 Board” to the effect that, as of the date of their respective opinions, and subject to and based on the factors, assumptions, limitations and qualifications set forth in each opinion, the consideration to be paid to the holders of Shares (other than Purchaser and any of its affiliates) pursuant to the Offer or the Merger, as applicable, was fair, from a financial point of view, to such holders. The full text of each of the written opinions of each of JPMorgan and Piper Jaffray, which sets forth the assumptions and limitations, matters considered and procedures followed with respect to its respective opinion, is attached to this Schedule 14D-9 as Annex A and B, respectively. Representatives of Oppenheimer reviewed resolutions approving the Offer, Merger and the Merger Agreement and the related agreements with the ev3 Board. In the course of its deliberations, the ev3 Board considered a number of factors, including those described more fully below under “Reasons for the Recommendation of the ev3 Board.” The ev3 Board also discussed certain of the risks and other countervailing factors related to entering into the Merger Agreement that previously had been identified and discussed by ev3’s senior management and the ev3 Board, which are also described more fully below under “Reasons for the Recommendation of the ev3 Board.” Following this discussion, the ev3 Board unanimously: (i) determined that the Offer and the Merger are advisable, fair to and in the best interests of ev3 and its stockholders; (ii) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) recommended that the ev3 stockholders accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

Following such approval, the compensation committee of the ev3 Board met and considered and unanimously approved all amounts payable to any officer, director or employee of ev3 or any of ev3’s subsidiaries pursuant to any arrangement, understanding or agreement, and each amendment or supplement thereto or modification thereof, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Exchange Act Rule 14d-10(d)(2).

Thereafter, Covidien and its representatives and advisors and ev3 and its representatives and advisors finalized the Guaranty, Tender and Voting Agreement and commitment letter.

Early in the morning on June 1, 2010, Parent, Purchaser and ev3 executed the Merger Agreement. In addition, on that date, the Guaranty, the commitment letter and the Tender and Voting Agreement were executed and delivered by the parties thereto.

On June 1, 2010 before the opening of the market, Covidien and ev3 issued a joint press release announcing the transaction.

On June 11, 2010, the Purchaser commenced the Offer.

Reasons for the Recommendation of the ev3 Board

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the ev3 Board consulted with ev3’s senior management, outside legal counsel and financial advisors (including, consultation with outside legal counsel regarding the ev3 Board’s fiduciary duties, legal due diligence matters, and the terms of the Merger Agreement and related agreements ), and in recommending that the ev3 stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, vote their Shares in favor of the adoption and approval of the Merger Agreement in accordance with the applicable provisions of the DGCL, the ev3 Board considered the following material factors:

ev3’s Financial Condition and Prospects

•	The ev3 Board’s review of ev3’s current and historical financial condition, results of operations, business, competitive position and prospects as well as ev3’s future business plan and potential long-term value taking into account its future prospects and risks if it were to remain an independent company, including in particular and without limitation:

•	ev3’s recent financial performance, which in the first quarter of 2010 reflected significant sales growth in both ev3’s neurovascular and peripheral vascular segments that outpaced market growth rates in U.S. and international markets;

•	ev3’s current prospects for continued growth, including the potential benefits inherent in, as well as the risks associated with, continuing to execute upon and achieve its business plan, which requires significant internal growth and acquisitions;

•	the highly competitive, consolidating and rapidly evolving industry in which ev3 operates; and

•	risks relating to ev3’s ability to implement its business plan, including in particular and without limitation the failure to successfully develop and market new products, potential difficulties or delays in clinical trials, obtaining regulatory approval for future products, regulatory developments involving current and future products and the other risks identified in the “Risk Factors” sections of ev3’s annual report on Form 10-K for the year ended December 31, 2009 and quarterly report on Form 10-Q for the quarter ended April 4, 2010.

Review of Strategic Alternatives

•	The ev3 Board’s consideration of potential strategic alternatives available to ev3, including the potential stockholder value based on ev3’s business plan that could be expected to be generated from remaining an independent public company, the possibility of being acquired by other companies, the possibility of acquisitions or mergers with other companies and other transactions, as well as the potential benefits, risks and uncertainties associated with such alternatives.

•	The ev3 Board’s belief that the Offer and Merger will result in greater value to the ev3 stockholders than the value that could be expected to be generated from the various other strategic alternatives available to ev3, including the alternatives of remaining independent and pursuing ev3’s current business plan and making one or more strategic acquisitions considering the potential risks and uncertainties associated with those alternatives.

Solicitation Process

•	The contact by JPMorgan, at the direction of the ev3 Board, with nine potential strategic acquirers to determine their interest in acquiring ev3 if the ev3 Board decided to pursue a change of control transaction and the ev3 Board’s belief that ev3’s efforts to market itself to potentially interested parties, with the assistance of JPMorgan, constituted a thorough, fair and full process to ensure that the $22.50 per Share consideration to be paid to the ev3 stockholders in the Offer and in the Merger was the highest offer that could reasonably be expected to be obtained for ev3 within an acceptable timeframe and without unacceptable contingencies or risks to the completion of a transaction.

•	The fact that none of Company A, Company B, Company C, Company D nor any other contacted parties submitted a proposal to acquire, merge with or complete a strategic transaction with ev3 at any time during the period such parties were in discussions with ev3 about a possible business combination transaction.

•	The ev3 Board’s view as to the likely interest of third parties to enter into strategic relationships with ev3 or to acquire ev3 on terms more favorable than those offered by Covidien.

Negotiations with Covidien

•	The course of negotiations between ev3 and Covidien, which resulted in an increase from Covidien’s initial offering range of $20.00 to $21.00 per Share, in the price per Share offered by Covidien, and a belief by the ev3 Board that the Offer Price of $22.50 per Share represented the highest price Covidien and any other bidder was willing to pay and the highest price reasonably attainable for the ev3 stockholders.

•	The fact that Covidien represented that it will have available to it at the expiration of the Offer and at the Effective Time, cash and cash equivalents sufficient to pay for all the Shares tendered pursuant to the Offer and to consummate the Merger and the fact that the transactions are not conditioned on Covidien receiving third-party financing.

Full and Fair Value

•	The ev3 Board’s belief that the Offer Price of $22.50 per Share represents full and fair value for the Shares, taking into account the ev3 Board’s familiarity with ev3’s current and historical financial condition, results of operations, business, competitive position and prospects as well as ev3’s future business plan and potential long-term value, including its future prospects and risks if it were to remain an independent company.

Premium to Current and Historical Trading Prices

•	The fact that the $22.50 per Share to be paid pursuant to the Offer and Merger constitutes a significant premium over the market price of the Shares, including:

•	a premium of approximately 18.9% over the closing price per Share on May 28, 2010, the last trading day before the Offer and the Merger were announced;

•	a premium of approximately 23.8% over the average closing price per Share for the 30 days prior to announcement of the Offer and the Merger;

•	a premium of approximately 38.1% over the average closing price per Share for the 90 days prior to announcement of the Offer and the Merger; and

•	a premium of approximately 6.9% over the highest all-time closing price per Share.

Future Stock Price Performance

•	Information concerning the recent and past stock price performance of the Shares, as well as views of Wall Street equity analysts regarding ev3.

•	Extreme price and volume fluctuations of the stock market and the risk that such volatility may have an adverse effect on the market price the Shares for reasons unrelated to ev3’s operating performance and results.

•	The ev3 Board’s view that if ev3’s earnings continued to increase, the basis for the valuation of the Shares may shift from a multiple of revenue to a multiple of earnings, and the risk that as a result the market price of the Shares may not continue to appreciate in value and may even depreciate in value.

Loss of Opportunity

•	The possibility that if ev3 declined to approve the Merger Agreement, there was no assurance that there would be another opportunity for the ev3 stockholders to receive from Purchaser or any other person as significant a premium as that contemplated by the Merger Agreement for the Shares, including if Purchaser were in the future no longer interested in an acquisition of ev3 due to changes in its own business or for other reasons.

Certainty of Value and Complete Liquidity

•	The fact that the consideration to be paid in the Offer and Merger is all cash, which provides certainty of value and complete liquidity to the ev3 stockholders compared to stock or other forms of consideration.

Tender Offer Structure and Timing of Completion

•	The ev3 Board’s belief that the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as an Offer for all outstanding Shares, should allow ev3 stockholders to receive the consideration in a relatively short time frame, followed by the Merger in which the remaining ev3 stockholders would receive the same consideration as received by tendering stockholders in the Offer.

•	The ev3 Board’s belief that the business reputation of Covidien and its management and the substantial financial resources of Covidien supports the conclusion that an acquisition transaction with Covidien and Purchaser could be completed relatively quickly and in an orderly manner.

Extension of Offer

•	The fact that the Merger Agreement, under certain circumstances, permits Purchaser to (and under other circumstances requires Purchaser to) extend the Offer beyond the initial expiration date of the Offer and, under certain circumstances, permits Purchaser to provide for a subsequent offering period.

Opinions of ev3’s Financial Advisors

•	The opinion of JPMorgan that, as of May 31, 2010 (the date of its opinion), and based upon and subject to the considerations described in its opinion, the $22.50 per Share consideration to be paid to holders of Shares in the Offer and Merger by Purchaser was fair, from a financial point of view, to such stockholders.

•	The opinion of Piper Jaffray that, as of May 31, 2010 (the date of its opinion), and based upon and subject to the considerations described in its opinion, the consideration to be paid in the Offer and Merger by Purchaser was fair, from a financial point of view, to the ev3 stockholders (other than Parent and its affiliates, if any).

Conditions to Consummation of the Offer and the Merger; Likelihood of Closing

•	The ev3 Board’s belief that the Offer will be completed and the Merger will be consummated, based on, among other things, the limited number of conditions to the Offer and the Merger and the absence of a financing condition.

Tender and Voting Agreement

•	The ev3 Board’s belief that the terms and conditions of the Tender and Voting Agreement among Parent, Purchaser and certain affiliates of Warburg Pincus Equity Partners, L.P. representing approximately 24.0% of the outstanding Shares reduces the risk that the Offer and the Merger will not be consummated.

•	The fact that the execution of Tender and Voting Agreement among Parent, Purchaser and certain affiliates of Warburg Pincus Equity Partners, L.P. does not prevent the ev3 Board from considering or accepting a higher offer.

Terms of Merger Agreement

•	The ev3 Board’s belief that the terms of the Merger Agreement were the product of arms-length negotiations between the ev3 Board and ev3’s advisors, on the one hand, and Parent, Purchaser and their advisors, on the other hand.

•	The fact that, subject to compliance with the terms and conditions of the Merger Agreement, ev3 is permitted to furnish information to and conduct negotiations with third parties that make unsolicited acquisition proposals and, upon payment of a $83,650,522 termination fee (approximately 3.125% of the transaction value), terminate the Merger Agreement in order to approve a superior proposal, which the ev3 Board believed was important in ensuring that the Merger would be substantively fair to the ev3 stockholders and providing the ev3 Board with adequate flexibility to respond to solicitations from other third parties.

•	The ev3 Board’s belief that the $83,650,522 termination fee payable by ev3 upon ev3’s termination of the Merger Agreement to accept a superior proposal (i) is reasonable in light of the overall terms of the Merger Agreement and the benefits of the Offer and the Merger, (ii) is within the range of termination fees in other transactions of this size and nature and (iii) would not preclude another party from making a competing proposal.

Grant of Top-Up Option

•	The fact that in order to facilitate the consummation of the Merger more quickly as a short-form merger under Delaware law, Purchaser is required to exercise a Top-Up Option to purchase from ev3, under certain circumstances, at a price per Share equal to the Offer Price, additional Shares which, when added to the Shares owned by Purchaser would bring its level of ownership up to 90% of all the outstanding Shares immediately after the issuance of the Top-Up Option Shares.

Regulatory Approvals

•	The fact that Regulatory approvals may be required to consummate the Offer and the Merger and the prospects for receiving any such approvals and consents, if necessary.

Appraisal Rights

•	The availability of statutory appraisal rights to the ev3 stockholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

The ev3 Board has also considered a variety of risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement and the other transactions contemplated thereby. These factors included the following:

No Stockholder Participation in Future Growth or Earnings

•	The fact that the ev3 public stockholders will cease to participate in ev3’s future earnings growth or benefit from any future increase in its value following the Offer and Merger and the possibility that the price of the Shares might have increased in the future to a price greater than $22.50 per Share.

Completion of Transaction Uncertainty

•	The fact that, while ev3 expects the Offer and Merger will be consummated, there can be no assurances that the conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer will be satisfied or that all conditions to the parties’ obligations to complete the Merger Agreement will be satisfied and, as a result, the Offer and Merger may not be consummated.

Adverse Effect of Unconsummated Transaction

•	The potential adverse effect on ev3’s business, stock price and ability to attract and retain key management personnel and employees if the Offer and Merger were announced but not consummated.

Tax Treatment

•	The fact that gains from an all-cash transaction will generally be taxable to the ev3 stockholders for U.S. federal income tax purposes.

Lack of Solicitation of Potential Financial Buyers

•	The fact that by JPMorgan, at the direction of the ev3 Board, contacted only potential strategic acquirers to determine their interest in acquiring ev3 if the ev3 Board decided to pursue a change of control transaction and did not contact any potential financial acquirers since the ev3 Board believed that the likelihood that a financial buyer would be interested in acquiring ev3 was low in light of the anticipated purchase price as a multiple of ev3’s historical and projected EBITDA, the amount of debt that would be available to fund the purchase price, the cost of capital and the amount of equity contribution that would be required.

Restrictions on Company’s Conduct of Business

•	The fact that the Merger Agreement contains restrictions on the conduct of ev3’s business prior to the completion of the Merger, including generally requiring ev3 to conduct its business only in the ordinary course, subject to specified limitations, and that ev3 will not undertake various actions related to the conduct of its business without the prior written consent of Purchaser, which may delay or prevent ev3 from undertaking business opportunities that may arise pending completion of the Merger.

No-Shop Restrictions

•	The restrictions that the Merger Agreement imposes on soliciting competing proposals.

Discouragement of Superior Proposals

•	The fact that the Merger Agreement contains a number of provisions that may discourage a third party from making a superior proposal to acquire ev3, but which were conditions to Purchaser’s willingness to enter into the Merger Agreement and were believed by the ev3 Board to be reasonable in light of similar restrictions contained in other transactions of this type and the benefits of the Offer and Merger to ev3’s stockholders, including:

•	restrictions on ev3’s ability to solicit third party acquisition proposals; and

•	the requirement that ev3 pay a termination fee of $83,650,522 if the Merger Agreement is terminated under specified circumstances, including if ev3 accepts a superior proposal.

Time, Effort and Costs

•	The time, effort and substantial costs involved in connection with entering into the Merger Agreement and completing the Offer and the Merger and the related disruptions to the operation of ev3’s business, including the risk of diverting management’s attention from other strategic priorities to implement Merger integration efforts, and the risk that the operations of ev3 would be disrupted by employee concerns or departures, or changes to or termination of ev3’s relationships with its customers, suppliers and distributors following the public announcement of the Offer and Merger.

Potential Conflicts of Interest

•	Potential conflicts of interest between ev3, on the one hand, and certain of its directors and executive officers, on the other hand, as a result of the transactions contemplated by the Merger Agreement.

No Meaningful Stockholder Vote on Merger by Stockholders other than Parent after Completion of the Offer

•	The fact that if the Offer is completed, the remaining ev3 stockholders who are unaffiliated with Covidien will not have a meaningful opportunity to vote, as following completion of the Offer, Purchaser will control at least a majority of ev3’s outstanding Shares, meaning that Purchaser will control the votes required to approve the Merger and will be able to consummate the Merger without a stockholder vote if Parent or Purchaser, with or without the Top-Up Option, owns more than 90% of the outstanding Shares.

Control of ev3 Board by Parent after Completion of Offer

•	The provisions of the Merger Agreement that provide, subject to certain conditions, Purchaser with the ability to obtain representation on the ev3 Board proportional to Purchaser’s ownership of Shares upon completion of the Offer.

The ev3 Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to the ev3 stockholders outweigh the negative considerations. The ev3 Board determined that the Offer and the Merger represent the best reasonably available alternative to enhance stockholder value with limited risk of non-completion. Other than as described under “Background of the Transaction,” the ev3 Board did not consider any other firm offers made for ev3 during the last two years as there were no such offers of which the ev3 Board was aware.

The foregoing discussion of the information and factors considered by the ev3 Board is not intended to be exhaustive, but includes the material information, factors and analyses considered by the ev3 Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transaction proposed thereby. In light of the variety of factors and amount of information that the ev3 Board considered, the members of the ev3 Board did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the ev3 Board was made after considering the totality of the information and factors involved. Individual members of the ev3 Board may have given different weight to different factors in light of their knowledge of the business, financial condition and prospects of ev3, taking into account the advice of ev3’s financial and legal advisors. In addition, in arriving at its recommendation, the directors of ev3 were aware of the interests of certain directors and officers of ev3 as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 of this Schedule 14D-9.

Opinions of Financial Advisors to the ev3 Board

JPMorgan

Pursuant to an engagement letter dated April 15, 2010, ev3 retained JPMorgan as ev3’s financial advisor in connection with the Offer and Merger.

At the meeting of the ev3 Board on May 31, 2010, JPMorgan rendered its oral opinion to the ev3 Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the $22.50 per Share consideration to be paid to holders of Shares in the Offer and Merger was fair, from a financial point of view, to such stockholders. JPMorgan has confirmed its May 31, 2010 oral opinion by delivering its written opinion to the ev3 Board, dated May 31, 2010, that, as of such date, the $22.50 per Share consideration to be paid to holders of Shares in the Offer and Merger was fair, from a financial point of view, to such stockholders. No limitations were imposed by the ev3 Board upon JPMorgan with respect to the investigations made or procedures followed by it in rendering its opinions.

The full text of the written opinion of JPMorgan dated May 31, 2010, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex A hereto and is incorporated herein by reference. ev3 stockholders are urged to read the opinion in its entirety. JPMorgan’s written opinion was addressed to the ev3 Board, was directed only to the fairness, from a financial point of view, of the consideration to be paid to the holders of Shares in the Offer and Merger and does not constitute a recommendation to any of the ev3 stockholders as to whether such stockholder should tender its shares in the Offer or how such stockholder should vote with respect to the Merger Agreement or any other matter. All summaries of the opinion of JPMorgan set forth in this Schedule 14D-9 are qualified in their entirety by reference to the full text of such opinion.

In arriving at its opinions, JPMorgan, among other things:

•	reviewed a draft dated May 30, 2010 of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning ev3 and the industries in which ev3 operates;

•	compared the proposed financial terms of the Offer and Merger with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration paid for such companies;

•	compared ev3’s financial and operating performance with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by ev3’s management relating to ev3’s business; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of its opinion.

JPMorgan also held discussions with certain members of ev3’s management with respect to certain aspects of the Offer and Merger, and the past and current business operations of ev3, the financial condition and future prospects and operations of ev3, and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

In giving its opinion, JPMorgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPMorgan by ev3 or otherwise reviewed by or for JPMorgan. JPMorgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did JPMorgan evaluate the solvency of ev3 or Covidien under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it by ev3, JPMorgan assumed and was advised by ev3’s management that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by ev3’s management as to the expected future results of operations and financial condition of ev3 to which such analyses or forecasts relate. JPMorgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. JPMorgan also assumed that the Offer and Merger will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respect from the draft thereof provided to JPMorgan. JPMorgan also assumed that the representations and warranties made by ev3 and Covidien in the Merger Agreement and the related agreements were and will be true in all respects material to JPMorgan’s analysis. JPMorgan relied as to all legal, regulatory and tax matters relevant to the rendering of its opinion upon the advice of advisors to ev3. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and Merger will be obtained without any adverse effect on ev3 or on the contemplated benefits of the Offer and Merger.

The projections furnished to JPMorgan for ev3 were prepared by ev3’s management. ev3 does not publicly disclose internal management projections of the type provided to JPMorgan in connection with JPMorgan’s analysis of the Offer and Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of ev3’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

JPMorgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of such opinion. Subsequent developments may affect JPMorgan’s opinion, and JPMorgan does not have any obligation to update, revise, or reaffirm such opinion. JPMorgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of

Shares in the Offer and Merger, and JPMorgan has expressed no opinion as to the fairness of the Offer and Merger to any person or entity, or as to the fairness of any consideration paid in connection with the Offer and Merger to the holders of any other class of securities, creditors or other constituencies of ev3 or as to the underlying decision by ev3 to engage in the Offer and Merger. JPMorgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the Offer and Merger, or any class of such persons relative to the consideration to be paid to the holders of Shares or with respect to the fairness of any such compensation. JPMorgan expressed no opinion as to the price at which the Shares will trade at any future time, whether before or after the closing of the Offer and Merger.

In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with providing its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand JPMorgan’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of JPMorgan’s financial analyses. All market data used by JPMorgan in its analyses was as of May 27, 2010 or May 28, 2010.

For purposes of its analyses, JPMorgan calculated (i) ev3’s equity value implied by the Offer and Merger to be approximately $2.7 billion, based on approximately 119 million Shares outstanding as of May 28, 2010, calculated using the treasury stock method and the Offer Price, and (ii) ev3’s firm value (for the purposes of this analysis implied firm value equates to implied equity value less cash, plus debt) to be approximately $2.6 billion.

Public Trading Multiples.  Using publicly available information, JPMorgan compared selected financial data of ev3 with similar data for selected publicly traded companies engaged in businesses which JPMorgan judged to be analogous to ev3. The companies selected by JPMorgan were the following:

•	Align Technology, Inc.

•	American Medical Systems Holdings, Inc.

•	Edwards Lifesciences Corporation

•	Integra LifeSciences Holdings Corporation

•	Masimo Corporation

•	NuVasive, Inc.

•	ResMed Inc.

•	Thoratec Corporation

•	Volcano Corporation

These companies were selected, among other reasons, because they share similar business characteristics to ev3 based on operational characteristics and financial metrics. For each comparable company, JPMorgan calculated the firm value to revenue multiples, firm value to earnings before interest, taxes, depreciation and amortization, or EBITDA, multiples and price to earnings multiples. For purposes of this analysis, a company’s firm value was calculated as the diluted equity value using the treasury stock method based on options outstanding as of that company’s latest SEC filing prior to May 27, 2010, plus the value of such company’s indebtedness and minority interests and preferred stock as of that company’s latest SEC filing prior to May 27, 2010, minus such company’s cash, cash equivalents and marketable securities as of the company’s latest SEC filing prior to May 27, 2010.

In its analysis, JPMorgan derived and compared multiples for ev3 and the selected companies, calculated as follows:

•	the firm value divided by publicly available equity research projections of future calendar-year revenues for 2010, which is referred to below as “Firm Value/2010 Revenue;”

•	the firm value divided by publicly available equity research projections of future calendar-year EBITDA for 2011, which is referred to below as “Firm Value/2011 EBITDA;” and

•	the price per share divided by publicly available equity research projections of future calendar-year earnings per share, or EPS, for 2011, which is referred to below as “2011 P/E.”

This analysis indicated the following:

Multiple	Low		Mean		Median		High

Firm Value/2010 Revenue	2.08	x	3.83	x	3.85	x	6.59	x
Firm Value/2011 EBITDA	9.27	x	13.92	x	12.52	x	24.74	x
2011 P/E	16.54	x	28.35	x	21.29	x	62.25	x

Based on the results of this analysis and other factors which it considered appropriate, JPMorgan applied a Firm Value/2010 Revenue multiple range of 2.75x to 4.35x to ev3’s 2010 Revenue, a Firm Value/2011 EBITDA multiple range of 10.0x to 17.5x to ev3’s 2011 EBITDA and a 2011 P/E multiple range of 20.0x to 30.0x to ev3’s 2011 EPS and then calculated ev3’s implied equity value per share. In performing these calculations, JPMorgan used two sets of financial forecasts: (i) “Street,” based on consensus estimates of Wall Street analysts; and (ii) “Management,” based on projections provided by ev3. In both sets of forecasts, as well as those of the selected companies, EBITDA and EPS excluded projected expense related to contingent consideration and extraordinary items. In the Management forecasts, EPS was adjusted using a 10% tax rate after utilization of NOLs.

This analysis showed the following:

Implied Equity Value per Share
Multiple	Street	Management

Firm Value/2010 Revenue (2.75x — 4.35x)	$13.40 - $20.30	$13.45 - $20.35
Firm Value/2011 EBITDA (10.0x — 17.5x)	$11.80 - $19.60	$12.60 - $20.95
2011 P/E (20.0x — 30.0x)	$13.70 - $20.55	$15.70 - $23.55

All values presented were rounded to the nearest $0.05. In each case, JPMorgan compared the implied equity values per share to the per share consideration of $22.50 in cash to be paid to the holders of Shares in the Offer and Merger and the $18.92 per share closing price of the Shares as of May 28, 2010.

Selected Transaction Analysis.  Using publicly available information, JPMorgan reviewed the following precedent transactions involving businesses which JPMorgan judged to be analogous to ev3’s business. These transactions were selected, among other reasons, because the businesses involved in these transactions share similar business characteristics to ev3 based on operational characteristics and financial metrics. The transactions considered and the date each transaction was announced are as follows:

Month and Year
Target	Acquiror	Announced

Invatec S.p.A.	Medtronic, Inc.	January 2010
VNUS Medical Technologies, Inc.	Covidien plc	May 2009
Vital Signs, Inc.	General Electric Company	July 2008
Possis Medical, Inc.	Medrad (Bayer HealthCare)	February 2008
Respironics, Inc.	Philips Holding USA Inc.	December 2007
Arrow International, Inc.	Teleflex Incorporated	July 2007
FoxHollow Technologies, Inc.	ev3 Inc.	July 2007
DJO Incorporated	Blackstone (ReAble Therapeutics, Inc.)	July 2007
VIASYS Healthcare Inc.	Cardinal Health	May 2007
IntraLase Corp.	Advanced Medical Optics, Inc.	January 2007
Laserscope	American Medical Systems Holdings, Inc.	June 2006

Using publicly available estimates, JPMorgan reviewed the transaction values as a multiple of (i) the target company’s revenue for the twelve-month period immediately preceding announcement of the transaction (“LTM

Revenue”), which is referred to below as “Firm Value/LTM Revenue,” (ii) to the extent available, the target company’s revenue for the twelve-month period immediately following the announcement of the transaction (“FTM Revenue”), which is referred to below as “Firm Value/FTM Revenue,” and (iii) to the extent available, the target company’s EBITDA for the twelve-month period immediately preceding announcement of the transaction (“LTM EBITDA”), which is referred to below as “Firm Value/LTM EBITDA.”

This analysis indicated the following:

Multiple	Low		Mean		Median		High

Firm Value/LTM Revenue	2.41	x	3.95	x	4.01	x	5.78	x
Firm Value/FTM Revenue	2.27	x	3.55	x	3.53	x	4.88	x
Firm Value/LTM EBITDA	15.52	x	24.30	x	18.29	x	53.12	x

Based on the results of this analysis and other factors that JPMorgan considered appropriate, JPMorgan applied a Firm Value/LTM Revenue multiple range of 2.40x to 5.75x to ev3’s LTM Revenue, a Firm Value/FTM Revenue multiple range of 2.25x to 4.85x to ev3’s FTM Revenue, and a Firm Value/LTM EBITDA multiple range of 15.5x to 28.5x to ev3’s LTM EBITDA from the “Street” financial projections described above.

This analysis showed the following:

Implied Equity
Multiple	Value per Share

Firm Value/LTM Revenue (2.40x — 5.75x)	$10.75 - $23.75
Firm Value/FTM Revenue (2.25x — 4.85x)	$11.45 - $23.05
Firm Value/LTM EBITDA (15.5x — 28.5x)	$11.90 - $20.70

All values presented were rounded to the nearest $0.05. In each case, JPMorgan compared the implied equity values per share to the per share consideration of $22.50 in cash to be paid to the holders of Shares in the Offer and Merger and the $18.92 per share closing price of the Shares as of May 28, 2010.

Discounted Cash Flow Analysis.  JPMorgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per Share. JPMorgan calculated the unlevered free cash flows that ev3 is expected to generate during calendar years 2010 through 2019, based upon management projections. For purposes of this analysis, unlevered free cash flows were calculated from management projections as operating income, less taxes assuming a 36% tax rate through 2012 and a 33% tax rate thereafter, plus depreciation and amortization expense, including non-cash contingent consideration accounting expense related to the Chestnut Medical acquisition milestone payment, less capital expenditures, less change in net working capital (excluding cash and cash equivalents), less an assumed $75 million contingent payment to Chestnut Medical in 2011. JPMorgan then calculated the terminal value assuming a constant operating margin as of December 31, 2019 by applying, based upon JPMorgan’s judgment and experience, a range of perpetual revenue growth rates from 2.0% to 4.0%. JPMorgan also calculated projected annual tax savings during calendar years 2010 through 2019 based on projected annual usage of net operating loss (“NOL”) carryfowards to offset projected tax liabilities. The unlevered free cash flows from March 31, 2010 through December 31, 2019, the range of terminal values and the projected annual tax savings were then discounted to present values using a range of discount rates from 10.5% to 12.0% and added together in order to derive the implied firm value of ev3. The discount rate range was chosen by JPMorgan based upon an analysis of the weighted-average cost of capital of ev3 conducted by JPMorgan and applied using the mid-year convention for discounting. In calculating the estimated diluted equity value per share, JPMorgan adjusted the calculated firm value for ev3’s cash and total debt as of March 31, 2010 and divided by the fully diluted shares outstanding of ev3. Based on the foregoing, this analysis indicated an implied equity value per Share of $18.50 to $25.60. All values presented were rounded to the nearest $0.05. In each case, JPMorgan compared implied equity values per share to the per share consideration of $22.50 in cash to be paid to the holders of Shares in the Offer and Merger and the $18.92 per share closing price of the Shares as of May 28, 2010.

Historical Share Price Analysis.  JPMorgan reviewed the price performance of the Shares during various periods ending on May 28, 2010 on a standalone basis and also in relation to the S&P 500 and a composite index consisting of the publicly traded companies listed under “Public Trading Multiples” above. JPMorgan also noted

that the per share consideration of $22.50 in cash to be paid to the holders of Shares in the Offer and Merger represented:

•	a premium of 18.9% over the closing price per Share on May 28, 2010 of $18.92;

•	a premium of 23.8% over the average closing price per Share for the 30 trading days ended May 28, 2010;

•	a premium of 13.0% over the highest closing price per Share for the 52 weeks ended May 28, 2010; and

•	a premium of 150.6% over the lowest closing price per Share for the 52 weeks ended May 28, 2010.

JPMorgan noted that historical stock trading analyses are not valuation methodologies but were presented merely for informational purposes.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, JPMorgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, JPMorgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by JPMorgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to ev3, and none of the selected transactions reviewed was identical to the Offer and Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of JPMorgan’s analysis, may be considered similar to those of ev3. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of JPMorgan’s analysis, may be considered similar to the Offer and Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to ev3 and the transactions compared to the Offer and Merger.

As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. JPMorgan was selected to advise ev3 with respect to the Offer and Merger and to deliver an opinion to the ev3 Board with respect to the Offer and Merger on the basis of such experience and its familiarity with ev3.

Under the terms of a letter agreement, dated April 15, 2010, ev3 memorialized its engagement of JPMorgan to act as ev3’s financial advisor in connection with the Offer and Merger. Pursuant to the terms of the letter agreement, at an Offer Price of $22.50, JPMorgan will receive fees equal to approximately $21.8 million, $2,000,000 of which is payable upon delivery of JPMorgan’s opinion and the remainder of which is payable upon consummation of the Offer. In addition, ev3 agreed to reimburse JPMorgan for its reasonable expenses incurred in connection with its services, including reasonable fees and disbursements of outside counsel and other professional advisors, and to indemnify JPMorgan from and against certain liabilities, including liabilities arising under federal securities laws.

In addition, JPMorgan and its affiliates have in the past provided a variety of investment banking and commercial banking services to ev3, Covidien and their respective affiliates, and may continue to do so in the future. During the two years preceding the date of the opinion, such services for ev3 included acting as financial advisor to ev3 in connection with its acquisition of Chestnut Medical Technologies, Inc. During the two years preceding the date of this letter, JPMorgan and its affiliates have had commercial or investment banking relationships with Covidien, for which JPMorgan and its affiliates have received customary compensation. Such services during such period have included acting as financial advisor to Covidien in connection with its acquisition of Aspect Medical Systems, Inc. and acting as financial advisor to Covidien in connection with its acquisition of VNUS Medical Technologies, Inc. In the ordinary course of JPMorgan’s businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of ev3 or Covidien for its own account or for the accounts of customers and, accordingly, JPMorgan may at any time hold long or short positions in such securities.

Piper Jaffray

Pursuant to an engagement letter dated May 25, 2010, ev3 retained Piper Jaffray to deliver its opinion as to the fairness, from a financial point of view, to the holders of Shares of the consideration to be received in the Offer and the Merger. At a meeting of the ev3 Board on May 31, 2010, Piper Jaffray issued its oral opinion to the ev3 Board, later confirmed in a written opinion of the same date, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as Piper Jaffray considered relevant, that the consideration of $22.50 per Share, in cash, to be paid in connection with the Offer and Merger is fair, from a financial point of view, to the holders of Shares (other than Parent and its affiliates, if any) as of the date of the opinion.

The full text of the Piper Jaffray written opinion dated May 31, 2010, confirming its oral opinion issued to the ev3 Board on May 31, 2010, sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated in its entirety herein by reference. You are urged to read the Piper Jaffray opinion in its entirety, and this summary is qualified by reference to the written opinion. The Piper Jaffray opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, of the purchase price to the holders of Shares, other than Parent and its affiliates, if any. Piper Jaffray’s opinion was directed solely to the ev3 Board in connection with its consideration of the Offer and Merger and was not intended to be, and does not constitute, a recommendation to any ev3 stockholder as to how such stockholder should act or tender their Shares in the Offer or how any such stockholder should vote at the stockholders’ meeting, if any, held in connection with the Merger or any other matter. The Piper Jaffray opinion was approved for issuance by the Piper Jaffray Opinion Committee.

In connection with rendering the opinion described above and performing its financial analyses, Piper Jaffray, among other things:

•	reviewed and analyzed the financial terms of a draft of the merger agreement dated May 30, 2010;

•	reviewed and analyzed certain financial and other data with respect to ev3 which was publicly available;

•	reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of ev3 that were publicly available, as well as those that were furnished to Piper Jaffray by ev3;

•	conducted discussions with members of senior management and representatives of ev3 concerning the two immediately preceding matters described above, as well as ev3’s business and prospects before and after giving effect to the Offer and the Merger;

•	reviewed the current and historical reported prices and trading activity of ev3 common stock and similar information for certain other companies deemed by Piper Jaffray to be comparable to ev3;

•	compared the financial performance of ev3 with that of certain other public companies that Piper Jaffray deemed relevant; and

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant.

In addition, Piper Jaffray conducted such other inquiries, examinations and analyses, and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary in arriving at its opinion.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion, which was reviewed with, and formally delivered to, the ev3 Board at a meeting held on May 31, 2010. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentation to the ev3 Board on May 31, 2010.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the ev3 Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 28, 2010, and is not necessarily indicative of current market conditions.

For purposes of its analyses, Piper Jaffray calculated (i) ev3’s equity value implied by the Offer and Merger to be approximately $2.7 billion, based on approximately 119 million Shares outstanding as of May 28, 2010, calculated using the treasury stock method and the Offer Price, and (ii) ev3’s enterprise value (“EV”) (for the purposes of this analysis, implied EV equates to implied equity value, plus debt, less cash) to be approximately $2.6 billion.

Financial Analyses

Selected Public Companies Analysis.

Piper Jaffray reviewed selected historical financial data of ev3 and estimated financial data of ev3 that were prepared by ev3’s management as its internal forecasts for calendar years 2010 and 2011 and compared them to corresponding financial data, where applicable, for (i) public companies in the medical device industry with a primary focus on vascular products and (ii) public companies in the medical device industry which Piper Jaffray believed were comparable to ev3’s financial profile. Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	for public medical device companies with a primary focus on vascular products:

•	companies with last twelve months (“LTM”) revenue of greater than $100 million; and

•	companies with EVs greater than $500 million and less than $10 billion.

•	for public medical device companies which Piper Jaffray believed were comparable to ev3’s financial profile:

•	companies with EVs greater than $500 million and less than $10 billion;

•	companies with LTM revenue of greater than $100 million;

•	companies with LTM gross margin greater than 50%; and

•	companies with revenue growth greater than 0% for 2009 and projected 2010 and 2011 revenue growth greater than 10%.

Based on these criteria, Piper Jaffray identified and analyzed the following selected companies:

Selected Vascular Public Companies	Selected Financial Profile Public Companies

AGA Medical Holdings, Inc.	AGA Medical Holdings, Inc.
C.R. Bard, Inc.	Align Technology, Inc.
Edwards Lifesciences Corporation	Alphatec Holdings, Inc.
Thoratec Corporation	Conceptus, Inc.
Volcano Corporation	Masimo Corporation(2)
Micrus Endovascular Corporation(1)	NuVasive, Inc.
ResMed, Inc.
Volcano Corporation
Zoll Medical Corporation

(1)	Micrus included as a result of its direct comparability to ev3.

(2)	Masimo revenue growth reflects product revenue growth only.

For the selected public companies analysis, Piper Jaffray compared valuation multiples for ev3 derived from the consideration to be received in the Offer and Merger and ev3’s LTM revenue and LTM EBITDA (calculated throughout as earnings before interest, taxes, depreciation and amortization, stock-based compensation and non-cash contingent consideration accounting expense related to the Chestnut Medical acquisition milestone payment set forth in ev3’s historical and projected financial statements), as well as ev3’s projected 2010 and 2011 revenue, EBITDA and earnings, on the one hand, to valuation multiples for the selected public companies derived from their closing prices per share on May 28, 2010 and LTM revenue and LTM EBITDA, as well as projected 2010 and 2011 revenues, EBITDA and earnings, on the other hand.

Selected Vascular Public Companies.

	Selected Vascular Public Companies
	EVVV(1)		High		Mean		Median		Low

EV to LTM revenue	5.4	x	6.1	x	3.8	x	3.7	x	2.2	x
EV to projected 2010 revenue(2)	4.8	x	6.0	x	3.6	x	3.3	x	2.0	x
EV to projected 2011 revenue(2)	4.1	x	5.6	x	3.2	x	2.9	x	1.8	x
EV to LTM EBITDA(3)	25.5	x	23.1	x	14.7	x	13.7	x	8.4	x
EV to projected 2010 EBITDA(2)(3)	21.1	x	18.6	x	12.6	x	11.0	x	8.4	x
EV to projected 2011 EBITDA(2)	17.0	x	33.3	x	14.8	x	12.2	x	7.2	x
Price as a multiple of projected 2010 earnings per share(2)(4)	57.0	x	35.6	x	23.6	x	24.2	x	14.2	x
Price as a multiple of projected 2011 earnings per share(2)	40.3	x	59.5	x	25.1	x	18.7	x	12.1	x

(1)	Based on the Offer Price.

(2)	Projected calendar year 2010 and 2011 revenue, EBITDA and earnings for ev3 were based on the estimates of ev3’s management. Projected calendar year 2010 and 2011 earnings per share reflect a 36% tax rate applied to ev3’s pretax income, adjusted by adding back non-cash contingent consideration accounting expense related to the Chestnut Medical acquisition milestone payment set forth in ev3’s historical and projected financial statements. Projected calendar year 2010 and 2011 revenue, EBITDA and earnings for the selected vascular public companies were based on Wall Street consensus estimates or Wall Street research.

(3)	Piper Jaffray determined that ratios were not meaningful, and therefore omitted them, if they were negative or if they were greater than 40.0x. Accordingly, the results of one selected vascular public company were omitted, since the multiple for that company is greater than 40.0x.

(4)	Piper Jaffray determined that ratios were not meaningful, and were therefore omitted, if they were negative or if they were greater than 80.0x. Accordingly, the results of one selected vascular public company were omitted, since the multiple for that company is greater than 80.0x.

The selected vascular public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of ev3 based on the Offer Price were within or above the range of valuation multiples of the selected vascular public companies when comparing (i) the ratio of EV to LTM revenue and projected 2010 and 2011 revenue, (ii) the ratio of EV to LTM EBITDA and projected 2010 and 2011 EBITDA, and (iii) the price-to-earnings ratio based on projected 2010 and 2011 earnings.

Selected Financial Profile Public Companies.

	Selected Financial Profile Public Companies
	EVVV(1)		High		Mean		Median		Low

EV to LTM revenue	5.4	x	4.5	x	3.6	x	4.0	x	1.4	x
EV to projected 2010 revenue(2)	4.8	x	4.0	x	3.1	x	3.3	x	1.3	x
EV to projected 2011 revenue(2)	4.1	x	3.5	x	2.7	x	2.8	x	1.2	x
EV to LTM EBITDA(3)	25.5	x	27.4	x	17.9	x	17.0	x	12.5	x
EV to projected 2010 EBITDA(2)(3)(4)	21.1	x	18.8	x	15.6	x	16.4	x	10.8	x
EV to projected 2011 EBITDA(2)(4)	17.0	x	33.3	x	14.0	x	11.1	x	9.8	x
Price as a multiple of projected 2010 earnings per share(2)(5)	57.0	x	32.9	x	27.9	x	29.3	x	21.8	x
Price as a multiple of projected 2011 earnings per share(2)	40.3	x	59.5	x	25.4	x	21.2	x	18.8	x

(1)	Based on the Offer Price.

(2)	Projected calendar year 2010 and 2011 revenue, EBITDA and earnings for ev3 were based on the estimates of ev3’s management. Projected calendar year 2010 and 2011 earnings per share reflect a 36% tax rate applied to ev3’s pretax income, adjusted by adding back non-cash contingent consideration accounting expense related to the Chestnut Medical acquisition milestone payment set forth in ev3’s historical and projected financial statements. Projected calendar year 2010 and 2011 revenue, EBITDA and earnings for the selected financial profile public companies were based on Wall Street consensus estimates or Wall Street research.

(3)	Piper Jaffray determined that ratios were not meaningful, and therefore omitted them, if they were negative or if they were greater than 40.0x. Accordingly, the results of one selected financial profile public company were omitted, since the multiple for that company is greater than 40.0x.

(4)	Piper Jaffray determined that a ratio was not applicable where there was insufficient information available to Piper Jaffray to calculate the ratio. Accordingly, the results of one selected financial profile public company were omitted.

(5)	Piper Jaffray determined that ratios were not meaningful, and were therefore omitted, if they were negative or if they were greater than 80.0x. Accordingly, the results of two selected financial profile public companies were omitted, since the multiples for those companies are greater than 80.0x.

The selected financial profile public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of ev3 based on the Offer Price were within or above the range of valuation multiples of the selected financial profile public companies when comparing (i) the ratio of EV to LTM revenue and projected 2010 and 2011 revenue, (ii) the ratio of EV to LTM EBITDA and projected 2010 and 2011 EBITDA, and (iii) the price-to-earnings ratio based on projected 2010 and 2011 earnings.

No company utilized in the selected public companies analysis is identical to ev3. In evaluating the selected public companies, Piper Jaffray made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

Selected M&A Transaction Analysis

Piper Jaffray reviewed (i) merger and acquisition transactions involving target companies in the medical device industry with a primary focus on vascular products that it deemed comparable to ev3 and (ii) merger and acquisition transactions involving target companies in the medical device industry and which Piper Jaffray believed were comparable to ev3’s financial profile. Piper Jaffray selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	for transactions involving target companies in the medical device industry with a primary focus on vascular products:

•	transactions that were announced after January 1, 2005; and

•	targets with transaction EVs greater than $200 million and less than $10 billion.

•	for transactions involving target companies in the medical device industry which Piper Jaffray believed were comparable to ev3’s financial profile:

•	transactions that were announced after January 1, 2005;

•	targets with forward twelve months (FTM) revenue growth between 10-30%;

•	targets with transaction EVs greater than $500 million and less than $10 billion; and

•	targets with LTM revenue greater than $100 million.

Based on these criteria, the following transactions had target companies that were medical device companies with a primary focus on vascular products that were deemed comparable to ev3:

Target	Acquiror

ATS Medical, Inc.	Medtronic, Inc.
Invatec S.p.A.	Medtronic, Inc.
VNUS Medical Technologies, Inc.	Covidien plc
CoreValve, Inc.	Medtronic, Inc.
Radi Medical AB	St. Jude Medical, Inc.
CryoCath Technologies Inc.	Medtronic, Inc.
Datascope Corp.	Getinge AB
Possis Medical, Inc.	MEDRAD, Inc. (Bayer AG)
Arrow International, Inc.	Teleflex Incorporated
FoxHollow Technologies, Inc.	ev3 Inc.
Conor Medsystems	Johnson & Johnson
Guidant Corporation (certain non-CRM assets)	Abbott Laboratories

Also, based on these criteria, the following transactions had target companies that were medical device companies that were deemed comparable to ev3’s financial profile:

Target	Acquiror

Invatec S.p.A.	Medtronic, Inc.
Ascent Healthcare Solutions	Stryker Corporation
LifeCell Corporation	Kinetic Concepts, Inc.
Respironics, Inc.	Koninklijke Philips Electronics N.V.
Kyphon	Medtronic, Inc.
Arrow International, Inc.	Teleflex Incorporated
FoxHollow Technologies, Inc.	ev3 Inc.
Cytyc Corporation	Hologic, Inc.
IntraLase Corp.	Advanced Medical Optics, Inc.
GN Store Nord A/S	Phonak Holding
Intermagnetics General Corporation	Koninklijke Philips Electronics N.V.
Lifeline Systems, Inc.	Koninklijke Philips Electronics N.V.
Guidant Corporation (certain non-CRM assets)	Abbott Laboratories
Inamed Corporation	Allergan, Inc.
Advanced Neuromodulation Systems	St. Jude Medical, Inc.
Knowles Electronics Holdings, Inc.	Dover Corporation
CTI Molecular Imaging, Inc.	Siemens AG

Piper Jaffray calculated the ratio of EV to historical revenue for the LTM preceding each transaction and the ratio of EV to projected revenue for the FTM following each transaction. Piper Jaffray also calculated the ratio of EV to historical EBITDA for the LTM preceding each transaction and the ratio of EV to projected EBITDA for the FTM following each transaction. Piper Jaffray then compared the results of these calculations with similar calculations for ev3 based on the Offer Price.

Selected Vascular M&A Transactions.

The analysis indicated the following multiples:

	Selected Vascular M&A Transactions
	EVVV(1)		High		Mean		Median		Low

EV to LTM revenue(2)(4)	5.4	x	4.4	x	3.7	x	4.0	x	2.6	x
EV to FTM revenue(3)(4)(5)	4.6	x	8.4	x	4.3	x	3.6	x	2.4	x
EV to LTM EBITDA(2)(6)(7)	25.5	x	25.0	x	16.4	x	15.0	x	10.5	x
EV to FTM EBITDA(3)(6)(7)	19.0	x	23.8	x	15.4	x	14.8	x	10.0	x

(1)	Based on the Offer Price.

(2)	Revenues and EBITDA for the LTM for ev3 were for the twelve months ended March 31, 2010.

(3)	Projected revenue and EBITDA for ev3 with respect to the FTM were for the twelve months beginning March 31, 2010 and were based on estimates of ev3’s management. Revenues and EBITDA for the selected transactions for the forward twelve months period were based on Wall Street consensus estimates or Wall Street research.

(4)	Piper Jaffray determined that ratios were not meaningful, and therefore omitted them, if they were greater than 10.0x. Accordingly, the results of three selected transactions were omitted for the LTM and the results of one selected transaction were omitted for the FTM, since the multiples for those transactions are greater than 10.0x.

(5)	Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the ratio. Accordingly, the results of one selected transaction were omitted for the FTM.

(6)	Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the ratio. Accordingly, the results of three selected transactions were omitted for the LTM and the results of three selected transactions were omitted for the FTM.

(7)	Piper Jaffray determined that ratios were not meaningful, and therefore omitted them, if they were negative or greater than 40.0x. Accordingly, the results of five selected transactions were omitted for the LTM (three of which were omitted because the multiple was over 40.0x and two of which were omitted because the ratio was negative) and the results of four selected transactions were omitted for the FTM (one of which was omitted because the multiple was over 40.0x and three of which were omitted because the ratio was negative).

The selected vascular transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of ev3 based on the Offer Price were within or above the range of valuation multiples of the selected vascular transactions when comparing the ratio of EV to (i) historical revenue for the LTM, (ii) projected revenue for the FTM, (iii) historical EBITDA for the LTM, and (iv) projected EBITDA for the FTM.

Selected Financial Profile M&A Transactions.

The analysis indicated the following multiples:

	Selected Financial Profile M&A Transactions
	EVVV(1)		High		Mean		Median		Low

EV to LTM revenue(2)	5.4	x	9.4	x	5.3	x	4.6	x	2.4	x
EV to FTM revenue(3)	4.6	x	7.7	x	4.5	x	4.0	x	2.0	x
EV to LTM EBITDA(2)(4)(5)	25.5	x	38.4	x	23.7	x	21.5	x	11.5	x
EV to FTM EBITDA(3)(4)(5)	19.0	x	31.4	x	18.9	x	17.3	x	11.5	x

(1)	Based on the Offer Price.

(2)	Revenues and EBITDA for the LTM for ev3 were for the twelve months ended March 31, 2010.

(3)	Projected revenue and EBITDA for ev3 with respect to the FTM were for the twelve months beginning March 31, 2010 and were based on estimates of ev3’s management. Revenues and EBITDA for the selected transactions for the FTM were based on Wall Street consensus estimates or Wall Street research.

(4)	Piper Jaffray determined that ratios were not meaningful, and therefore omitted them, if they were negative or greater than 40.0x. Accordingly, the results of one selected transaction were omitted for the LTM and the results of one selected transaction were omitted for the FTM, since the multiples for those transactions are greater than 40.0x.

(5)	Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the ratio. Accordingly, the results of two selected transactions were omitted for the LTM and the results of three selected transactions were omitted for the FTM.

The selected financial profile M&A transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of ev3 based on the consideration to be received in the Offer and the Merger were within the range of valuation multiples of the selected financial profile M&A transactions when comparing the ratio of EV to (i) historical revenue for the LTM, (ii) projected revenue for the FTM, (iii) historical EBITDA for the LTM, and (iv) projected EBITDA for the FTM.

A selected M&A transaction analysis generates an implied value of a company based on publicly available financial terms of selected change of control transactions involving companies that share certain characteristics with the company being valued. However, no company or transaction utilized in the selected M&A transaction analysis is identical to ev3 or the Offer and the Merger, respectively.

Premiums Paid Analysis

Piper Jaffray reviewed publicly available information for selected completed or pending M&A transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. Piper Jaffray selected these transactions from the Securities Data Corporation database where the target was a public medical device company and applied, among others, the following criteria:

•	merger and acquisition transactions between a public company target and an acquirer seeking to purchase more than 85% of shares;

•	transactions announced since January 1, 2005;

•	EV greater than $50 million;

•	for transactions involving multiple bids, the premium was calculated using the final bid as compared to the target’s 1-week and 4-week stock price at the time of the initial offer; and

•	no negative premiums for 1-day, 1-week, and 4-week premiums.

Piper Jaffray performed its analysis on 58 transactions that satisfied the criteria, and the table below shows a comparison of premiums paid in these transactions to the premium that would be paid to ev3’s stockholders based on the Offer Price.

	Selected Premiums Paid
	EVVV(1)	High	Mean	Median	Low

Premium 1 day prior(2)	20%	259%	43%	32%	4%
Premium 1 week prior(3)	21%	277%	47%	31%	5%
Premium 4 weeks prior(4)	18%	308%	55%	34%	11%

(1)	Based on the Offer Price.

(2)	ev3 premium based on closing price per share of $18.81 on May 27, 2010.

(3)	ev3 premium based on closing price per share of $18.55 on May 21, 2010.

(4)	ev3 premium based on closing price per share of $19.13 on April 30, 2010.

This premiums paid analysis showed that, based on the estimates and assumptions used in the analysis, the premiums over the market prices at the selected dates for the shares implied by the Offer Price were within the range of premiums paid in the selected M&A transactions.

Discounted Cash Flow Analysis

Using a discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical values for ev3 based on the net present value of (i) projected free cash flows from March 31, 2010 to December 31, 2019, discounted back to March 31, 2010, based on management projections, and (ii) a terminal value at calendar year end 2019 based upon perpetuity growth rates, discounted back to March 31, 2010. The free cash flows for each year were calculated from the management projections as: operating income (adjusted to add back non-cash contingent consideration accounting expense related to the Chestnut Medical acquisition milestone payment set forth in ev3’s historical and projected financial statements) less taxes (36% through 2012, and 33% thereafter), plus depreciation and amortization, plus stock-based compensation, less capital expenditures (including an additional annual $2 million purchase of patents and licenses), less the change in net working capital (excluding cash and cash equivalents), less an assumed $37.5 million of cash to be paid to Chestnut shareholders in 2011 as part of a milestone payment. Piper Jaffray calculated the range of net present values based on discount rates ranging from 11.0% to 14.0%, based on a weighted average cost of capital analysis, which was adjusted upward to account for comparable market capitalizations of peer companies and inherent business risk relative to ev3, a discount rate of 10.0% on net operating loss carry forwards, an assumed tax rate of 36% through 2012 and 33% from 2013 to 2019, and perpetuity growth rates ranging from 2.5% to 3.5% applied to the projected calendar year 2019 free cash flow. This analysis resulted in implied per share values of ev3’s common stock ranging from a low of $16.51 per share to a high of $24.71 per share. Piper Jaffray observed that the Offer Price was within the range of values derived from this analysis.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray, but does summarize the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Jaffray’s view of the actual value of ev3.

No company or transaction used in the above analyses as a comparison is directly comparable to ev3 or the Offer and the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which ev3 and the Offer and the Merger were compared and other factors that could affect the public trading value or transaction value of the companies involved.

Piper Jaffray performed its analyses solely for purposes of providing its opinion to the ev3 Board. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon forecasts of future results furnished to Piper Jaffray by ev3’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from forecasted results.

Piper Jaffray’s opinion was one of many factors taken into consideration by the ev3 Board in making the determination to approve the Merger Agreement. Piper Jaffray was not requested to, and did not, (i) participate in negotiations with respect to the Merger Agreement, (ii) solicit any expressions of interest from any other parties with respect to any business combination with ev3 or any other alternative transaction or (iii) advise the ev3 Board or any other party with respect to alternatives to the Offer and the Merger. In addition, Piper Jaffray was not requested to and did not provide advice regarding the structure, the consideration to be received in the Offer and the Merger, any other aspect of the transaction, or to provide services other than the delivery of an opinion as to the fairness, from a financial point of view, to the holders of Shares of the Offer Price.

Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Jaffray or discussed with or reviewed by Piper Jaffray. Piper Jaffray further relied upon the assurances of ev3’s management that the financial information provided to Piper Jaffray was prepared on a reasonable basis in accordance with industry practice, and that ev3’s management was not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of Piper Jaffray’s opinion, Piper Jaffray assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by Piper Jaffray, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of ev3’s management as to the expected future results of operations and financial condition of ev3. Piper Jaffray expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. Piper Jaffray relied, with ev3’s consent, on advice of the outside counsel and the independent registered public accounting firm to ev3, and on the assumptions of ev3’s management, as to all accounting, legal, tax and financial reporting matters with respect to ev3 and the Merger Agreement.

In arriving at its opinion, Piper Jaffray assumed that the executed Merger Agreement was in all material respects identical to the last draft reviewed by Piper Jaffray. Piper Jaffray relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein were true and correct, (ii) each party to such agreements would fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Offer and the Merger would be consummated pursuant to the terms of the Merger Agreement without amendments thereto and (iv) all conditions to the consummation of the Offer and the Merger would be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Jaffray assumed that all the necessary regulatory approvals and consents required for the Offer and the Merger would be obtained in a manner that would not adversely affect ev3 or the contemplated benefits of the Offer and the Merger.

In arriving at its opinion, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of ev3, and was not furnished or provided with any such appraisals or valuations, nor did Piper Jaffray evaluate the solvency of ev3 under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Jaffray in connection with its opinion were going concern analyses. Piper Jaffray expressed no opinion regarding the liquidation value of ev3 or any other entity. Without limiting the generality of the foregoing, Piper Jaffray undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which ev3 or any of its affiliates was a party or may be subject, and at the direction of ev3 and with its consent, Piper Jaffray’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Jaffray also assumed that neither ev3 nor Parent is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Offer and the Merger.

Piper Jaffray’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Piper Jaffray did not express any opinion as to the price at which shares of ev3 common stock may trade following announcement of the Offer and the Merger or at any future time. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Piper Jaffray’s opinion addressed solely the fairness, from a financial point of view, to holders of Shares of the Offer Price, as set forth in the Merger Agreement, and did not address any other terms or agreement relating to the Offer and the Merger or any other terms of the Merger Agreement. Piper Jaffray was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the Offer and the Merger, the merits of the Offer and the Merger relative to any alternative transaction or business strategy that may be available to ev3, Parent’s ability to fund the aggregate consideration payable in the Offer and the Merger pursuant to the Merger Agreement or any other terms contemplated by the Merger Agreement. Furthermore, Piper Jaffray expressed no opinion with respect to the amount or nature of the compensation to any officer, director or employee, or any class of such persons, relative to the compensation to be received by holders of ev3 common stock in the Offer and the Merger or with respect to the fairness of any such compensation.

As a part of its investment banking business, Piper Jaffray is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The ev3 Board selected Piper Jaffray to render its fairness opinion in connection with the transactions contemplated by the Merger Agreement on the basis of such experience and its familiarity with ev3.

Piper Jaffray received a fee of $1,000,000 for providing its fairness opinion. The opinion fee was not contingent upon the consummation of the Offer and the Merger or the conclusions reached in Piper Jaffray’s opinion. ev3 has also agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services. Piper Jaffray has, in the past, but not in the past two years, provided financial advisory and financing services to ev3 and Parent and/or its affiliates and may continue to do so and has received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of ev3 and Parent for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Jaffray may also, in the future, provide investment banking and financial advisory services to ev3, Parent or entities that are affiliated with ev3 or Parent, for which Piper Jaffray would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s research department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to the merger and other participants in the merger that differ from the opinions of Piper Jaffray’s investment banking personnel.

Projected Financial Information

ev3 does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, ev3 provided to potential bidders, including Covidien, in connection with their due diligence review ev3 management’s internal non-public five-year standalone financial forecasts regarding ev3’s anticipated future operations (the “Five-Year Projections”). ev3 also provided to the ev3 Board and JPMorgan and Piper Jaffray for use in connection with the rendering of their fairness opinions to the ev3 Board and performing their related financial analysis, as described under the heading “Opinions of Financial Advisors to the ev3 Board” in this Item 4 of this Schedule 14D-9, ev3 management’s internal non-public ten-year standalone financial forecasts regarding ev3’s anticipated future operations (the “Ten-Year Projections” and collectively, with the Five-Year Projections, the “Projections”). The Five-Year Projections were substantially equivalent to the Ten-Year Projections except that the Ten-Year Projections reflected ev3 management’s internal nonpublic standalone financial forecasts regarding ev3’s anticipated future operations for the five years beyond December 31, 2014.

The Projections have been prepared by, and are the responsibility of ev3’s management. The Projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Ernst & Young LLP, ev3’s independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto. The summary of the Projections is not being included in this Schedule 14D-9 to influence an ev3 stockholder’s decision whether to tender Shares in the Offer, but is being included because the Projections were made available by ev3 to Covidien and the ev3 Board and used by JPMorgan and Piper Jaffray in connection with the rendering of their fairness opinions to the ev3 Board and performing their related financial analysis, as described under the heading “Opinions of Financial Advisors to the ev3 Board” in this Item 4 of this Schedule 14D-9.

The Projections while presented with numerical specificity necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of ev3’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond ev3’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in ev3’s annual report on Form 10-K for the year ended December 31, 2009, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Projections may be affected by ev3’s ability to achieve strategic goals, objectives and targets over the applicable period.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that ev3 or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither ev3 nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. ev3 does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither ev3 nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any ev3 stockholder or other person regarding the ultimate performance of ev3 compared to the information contained in the Projections or that the Projections will be achieved. ev3 has made no representation to Covidien, in the Merger Agreement or otherwise, concerning the Projections.

In light of the foregoing factors and the uncertainties inherent in the Projections, ev3 stockholders are cautioned not to place undue, if any, reliance on the Projections.

The following is a summary of the Projections:

Projected Financial Information
(dollars in millions, except per share information)

	Year Ending December 31,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019

Income Statement Items
Net Sales	$529.0	$620.0	$731.3	$877.6	$1,055.0	$1,238.3	$1,418.2	$1,583.9	$1,724.0	$1,827.4
Operating Income	53.9	86.3	142.7	194.2	261.3	317.5	375.3	429.3	470.9	501.9
Income Tax Expense	17.5	31.4	51.9	64.8	87.0	105.6	124.7	142.5	156.2	166.5
Net Income	36.4	55.9	92.3	131.5	176.7	214.4	253.1	289.3	317.2	338.0
EPS	0.32	0.48	0.77	1.08	1.43	1.72	2.02	2.29	2.49	2.63

Depreciation and Amortization	36.7	33.6	34.1	35.1	35.1	35.4	36.0	30.0	29.0	28.0
Contingent Consideration	17.2	15.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EBITDA	90.6	119.9	176.8	229.3	296.3	352.9	411.3	459.3	499.9	529.9

Balance Sheet Items
Cash and Cash Equivalents	$204.6	$309.0	$465.2	$635.3	$822.2	$1,050.1	$1,314.2	$1,611.8	$1,924.9	$2,279.7
Current Assets	357.4	471.9	650.2	856.1	1,085.7	1,358.3	1,666.8	2,005.3	2,352.9	2,733.3
Deferred Tax Assets	134.5	101.0	47.9	18.7	11.6	4.5	1.8	0.0	0.0	0.0
Current Liabilities	70.9	78.6	83.5	89.6	96.2	107.6	119.2	129.8	139.0	145.8

Cash Flow Statement Items
Stock Compensation Expense	$14.0	$15.7	$16.7	$17.7	$18.8	$20.0	$21.2	$22.5	$23.9	$25.3
Purchase of Property and Equipment	(11.6)	(15.0)	(26.0)	(17.0)	(18.0)	(19.0)	(20.0)	(21.0)	(37.0)	(23.0)
Net cash flow	106.6	104.3	156.3	170.0	186.9	227.9	264.1	297.6	313.0	354.9

The key assumptions underlying the Projections include:

•	Overall revenue growth rates between 6 and 20% per year with a compound annual growth rate of 15%, which assumes continued market growth and ev3 market share gain in both the peripheral vascular and neurovascular segments around the world.

•	No significant acquisitions or stock repurchases.

•	Continued investment in new product development and the related introduction and commercialization of new, competitive products that are accepted by customers around the world each year.

•	Approval of the Pipeline Embolization Device in the United States in 2011 and the Solitaire FR in the United States in 2012.

•	Net income and net earnings per share include an estimated full effective tax rate of 36% through 2012 and 33% thereafter.

•	The net cash flow amounts reflect tax benefits of the utilization of net operating losses totaling $153 million from 2009 through 2017.

•	Net cash flow assumes the $75.0 million milestone payment to the former Chestnut shareholders is paid in 2011, $37.5 million of which is paid in cash and $37.5 million of which is paid in equity.

•	For purposes of the diluted earnings per share calculations, the average shares outstanding are 115.4 million for 2011 and increase by 2.0 million shares each year through 2014 and by 1.0 million shares each year thereafter.

Intent to Tender

To the knowledge of ev3, after making reasonable inquiry, all of ev3’s directors and executive officers currently intend to tender all Shares held of record or beneficially owned by such persons for purchase pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such director, executive officer or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

In addition, in connection with the Merger Agreement, Parent and Purchaser entered into a Tender and Voting Agreement with certain entities affiliated with Warburg Pincus Equity Partners, L.P. pursuant to which, among other things, such stockholders have agreed to tender (and deliver any certificates evidencing) a number of Shares in the aggregate equal to approximately 24% of the outstanding Shares as of the date of the Tender and Voting Agreement, or cause such Shares to be tendered, into the Offer promptly following the commencement of the Offer, and in any event no later than the five business days following the commencement of the Offer. The foregoing description of the Tender and Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Voting Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.

Pursuant to the terms of the Merger Agreement, ev3 granted Purchaser an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, newly issued Shares. A summary of this irrevocable option is described in Item 8 below under the heading “Top-Up Option.”

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used

Pursuant to a letter agreement, dated April 15, 2010, ev3 engaged JPMorgan to act as its financial advisor in connection with the merger or sale of ev3. Pursuant to the terms of such letter agreement, at an Offer Price of $22.50, JPMorgan will receive fees equal to approximately $21.8 million, $2,000,000 of which is payable upon delivery of JPMorgan’s opinion and the remainder of which is payable upon consummation of the Offer. ev3 also has agreed to reimburse JPMorgan for reasonable expenses incurred in connection with JPMorgan’s engagement and to indemnify JPMorgan, its affiliates and certain related parties against certain liabilities that arise in connection with JPMorgan’s engagement. In addition, Covidien has advised ev3 that it paid JPMorgan approximately $6.8 million over the last two years in connection with various financial advisory services and related matters. Additional information pertaining to the retention of JPMorgan by ev3 in Item 4 under the heading “Background and Reasons for the ev3 Board’s Recommendation — Opinions of Financial Advisors to the ev3 Board — JPMorgan” is hereby incorporated by reference in this Item 5.

Pursuant to a letter agreement, dated May 25, 2010, ev3 engaged Piper Jaffray to render an opinion in connection with the Offer. Pursuant to the terms of such letter agreement, Piper Jaffray received a fee of $1,000,000 upon delivery of its opinion regardless of the conclusion reached in such opinion. ev3 also has agreed to reimburse Piper Jaffray for reasonable out-of-pocket expenses incurred in connection with Piper Jaffray’s engagement and to indemnify Piper Jaffray, its affiliates and certain related parties against certain liabilities that arise in connection with Piper Jaffray’s engagement. Additional information pertaining to the retention of Piper Jaffray by ev3 in Item 4 under the heading “Background and Reasons for the ev3 Board’s Recommendation — Opinions of Financial Advisors to the ev3 Board — Piper Jaffray” is hereby incorporated by reference in this Item 5.

Except as set forth above, neither ev3 nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the ev3 stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of ev3, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company

Other than as set forth below, no transactions in the Shares have been effected during the past 60 days by ev3 or, to ev3’s knowledge, by any of its current directors, executive officers, subsidiaries or affiliates.

Pursuant to the terms of the Merger Agreement, ev3 has granted to Purchaser the Top-Up Option, exercisable in whole but not in part on one occasion, to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser, Parent and their subsidiaries, at the time of such exercise, will constitute one Share more than 90% of the outstanding Shares. If Purchaser, Parent and their subsidiaries own at least 75% but less than 90% of the outstanding Shares (assuming the issuance of the Shares pursuant to the Top-Up Option but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered), after the Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer or expiration of any applicable subsequent offering period, Purchaser must exercise the Top-Up Option promptly after Purchaser has accepted for payment all Shares validly tendered in the Offer at the Share Acceptance Time or the expiration of a subsequent offering period, as applicable, if certain conditions are satisfied. These conditions include that the exercise of the Top-Up Option would not require ev3 to issue more Shares than it has authorized and available for issuance, giving effect to Shares reserved for issuance under ev3’s equity plans and agreements as if such Shares were outstanding.

In connection with the Merger Agreement, Parent and Purchaser entered into a Tender and Voting Agreement with certain entities affiliated with Warburg Pincus Equity Partners, L.P. pursuant to which, among other things, such stockholders have agreed to tender (and deliver any certificates evidencing) a number of Shares in the aggregate equal to approximately 24% of the outstanding Shares as of the date of the Tender and Voting Agreement, or cause such Shares to be tendered, into the Offer promptly following the commencement of the Offer, and in any event no later than the five business days following the commencement of the Offer. The foregoing description of the Tender and Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Voting Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.

In the past 60 days, ev3 made the following grants under its 2005 Plan:

		Recipients Who are Directors, Officers,	Number of	Exercise Price
Type of Grant	Date of Grant	Subsidiaries or Affiliates of ev3	Shares	(if applicable)

Restricted Stock	June 8, 2010	None	10,000	N/A
Restricted Stock	May 31, 2010	Robert J. Palmisano	104,000	N/A
Restricted Stock	May 31, 2010	Pascal E.R. Girin	47,838	N/A
Restricted Stock	May 31, 2010	Stacy Enxing Seng	41,138	N/A
Restricted Stock	May 31, 2010	Kevin M. Klemz	19,639	N/A
Restricted Stock	May 31, 2010	Christine R. Kowalski	6,667	N/A
Restricted Stock	May 31, 2010	Shawn McCormick	38,928	N/A
Restricted Stock	May 31, 2010	Gregory Morrison	15,363	N/A
Restricted Stock	May 31, 2010	David H. Mowry	23,489	N/A
Restricted Stock	May 31, 2010	Julie D. Tracy	13,867	N/A
Restricted Stock	May 31, 2010	Brett A. Wall	30,333	N/A
Restricted Stock	May 31, 2010	None	388,145	N/A
Restricted Stock	May 10, 2010	None	1,225	N/A
Stock Options	May 10, 2010	None	2,550	$18.94
Restricted Stock	April 22, 2010	None	45,975	N/A
Stock Options	April 22, 2010	None	64,850	$16.14

Although the outside directors of the ev3 Board were scheduled to receive automatic grants of stock options and restricted stock on May 25, 2010, the date of ev3’s annual meeting of stockholders, pursuant to ev3’s director compensation program, such grants were suspended and thus not received by the members of the ev3 Board.

The restricted stock grants on May 31, 2010 were granted by the ev3 Board (with Mr. Palmisano abstaining) under the 2005 Plan pursuant to ev3’s 2010 long-term equity grant guidelines that provide for broad-based annual performance recognition grants to employees. For executive officers (as with other higher level ev3 employees), the number of shares of restricted stock issued on May 31, 2010 to each officer was determined by the ev3 Board in a manner consistent with ev3’s past grant practices and ev3’s 2010 long-term equity grant guidelines and was based primarily on: (i) a multiple of the officer’s base salary as set forth in ev3’s 2010 long-term equity grant guidelines; (ii) the delay in time between February when such grants were historically made and the actual date of grant; and (iii) the then-anticipated $22.50 per Share Offer Price.

No future equity-based awards are anticipated to be made by the ev3 Board or otherwise under the 2005 Plan prior to the completion of the Offer and the Merger.

In the past 60 days, ev3’s directors, officers, subsidiaries and affiliates engaged in the following transactions in the Shares:

	Date of	Nature of	Number of	Price per
Name	Transaction	Transaction	Shares	Share

Stacy Enxing Seng	May 12, 2010	Sale of Shares(1)	7,216	$19.34
			114	19.31
Kevin M. Klemz	May 12, 2010	Sale of Shares(1)	7,732	19.34
			122	19.31
Gregory Morrison	May 12, 2010	Sale of Shares(1)	7,216	19.34
			114	19.30
David H. Mowry	May 12, 2010	Sale of Shares(1)	6,872	19.34
			108	19.30
Julie D. Tracy	May 12, 2010	Sale of Shares(1)	7,732	19.34
			120	19.50
Pascal E. R. Girin	May 12, 2010	Sale of Shares(2)	5,502	19.74
Pascal E. R. Girin	April 30, 2010	Sale of Shares(2)	5,502	19.13

(1)	These shares were sold under a pre-arranged sales plan pursuant to Rule 10b5-1 under the Exchange Act to cover the estimated tax withholding obligations in connection with the vesting of restricted shares.

(2)	These shares were withheld by ev3 in connection with the payment of tax withholding obligations incident to the vesting of a restricted stock unit in accordance with Rule 16b-3 under the Exchange Act.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as described or referred to in this Schedule 14D-9, ev3 is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer for or other acquisition of ev3’s securities by ev3, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving ev3 or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of ev3 or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of ev3. Except as described or referred to in this Schedule 14D-9 or the Schedule TO, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.	Additional Information

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

Delaware General Corporation Law

ev3 is incorporated under the laws of the State of Delaware. The Offer is governed by the following provisions of the Delaware General Corporation Law.

Business Combination Statute

Section 203 of the DGCL prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the time such person became an interested stockholder unless:

(i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

(ii) upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

(iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and a subsequent Merger (including a short-form merger) involving ev3 is consummated, holders of Shares immediately prior to the Effective Time of such Merger may have the right pursuant to the provisions of Section 262 of the DGCL to demand appraisal of their Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (excluding any element of value arising from the accomplishment or expectation of such Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or any subsequent Merger or the market value of the Shares. The value so determined could be more or less than the price per share ultimately paid in the Offer or any subsequent merger.

Appraisal rights cannot be exercised at this time. If appraisal rights become available at a future time, ev3 will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to properly exercise their appraisal rights before any action has to be taken in connection with such rights.

The foregoing summary of the rights of the ev3 stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the ev3 stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Antitrust Laws

United States

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by Purchaser pursuant to the Offer is subject to such requirements.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing by Purchaser of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. Purchaser intends to file a Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC on June 11, 2010. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on June 28, 2010, the 15th calendar day following the filing, unless earlier terminated by the FTC and the Antitrust Division or Purchaser receives a request for additional information or documentary material prior to that time. If, before the end of the 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Purchaser, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Purchaser’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Purchaser’s consent. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

The FTC and the Antitrust Division may and frequently do scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, ev3 or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

An extension of the waiting period, entry of a preliminary court injunction, or decision by Parent and ev3 to temporarily postpone the consummation of the Offer and Merger pursuant to such a court challenge will not give rise to any rights of Parent, Purchaser or ev3 to withdraw from the Merger Agreement prior to December 31, 2010 not otherwise provided for by applicable law.

Other Foreign Jurisdictions

In connection with the purchase of the Shares pursuant to the Offer, the laws of certain foreign countries require the filing of information with, or the obtaining of the approval of, governmental authorities therein. There can be no assurance that such governmental entities will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof. It is a condition to the closing of the Offer that the applicable waiting period under the antitrust laws of Germany, Austria and Spain, to the extent that a filing is required under the laws of such jurisdictions, has expired or terminated at or prior to the expiration date of the Offer.

Top-Up Option

Pursuant to the terms of the Merger Agreement, ev3 has granted to Purchaser the Top-Up Option, exercisable in whole but not in part on one occasion, to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser, Parent and their subsidiaries, at the time of such exercise, will constitute one Share more than 90% of the outstanding Shares (assuming the issuance of the Shares pursuant to the Top-Up Option but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered). If Purchaser, Parent and their subsidiaries own at least 75% but less than 90% of the outstanding Shares after the Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer or expiration of any applicable subsequent offering period, Purchaser must exercise the Top-Up Option promptly (within one business day) after Purchaser has accepted for payment all Shares validly tendered in the Offer at the Share Acceptance Time or the expiration of a subsequent offering period, as applicable, if certain conditions are satisfied. These conditions include that the exercise of the Top-Up Option would not require ev3 to issue more Shares than it has authorized and available for issuance, giving effect to Shares reserved for issuance under ev3’s equity plans as if such Shares were outstanding.

The aggregate purchase price for the Shares purchased upon exercise of the Top-Up Option may be paid by Purchaser in whole or in part by paying cash or by executing and delivering to ev3 a promissory note having a principal amount equal to the balance of the aggregate purchase price for the Shares purchased upon exercise of the Top-Up Option, or some combination thereof. Any such promissory note will be on terms as provided by Parent or the Purchaser, which shall be reasonably satisfactory to ev3.

The Top-Up Option will terminate upon the termination of the Merger Agreement in accordance with its terms. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a short-form merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the stockholders of ev3 would otherwise be assured because of Purchaser’s collective ownership of a majority of the Shares following completion of the Offer.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Vote Required to Approve the Merger

The DGCL provides that, if a parent corporation owns at least 90% of the outstanding shares of each class of the stock of a subsidiary that would otherwise be entitled to vote on a merger, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, Purchaser acquires or controls at least 90% of the outstanding Shares, Purchaser will effect the Merger without prior notice to, or any action by, any other ev3 stockholder. If Purchaser acquires less than 90% of the outstanding shares of Common Stock, the affirmative vote by ev3 stockholders of a majority of the outstanding shares of common stock will be required under the DGCL to effect the Merger.

Section 14(f) Information Statement

The Information Statement attached as Annex C to this Schedule 14D-9 is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the ev3 Board, other than at a meeting of the ev3 stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Litigation

On June 2, 2010, a purported stockholder of ev3 filed a purported class action Summons and Complaint in the District Court for the State of Minnesota, Hennepin County (the “Stevenson Complaint”). The action, William Stevenson v. ev3 Inc., et al., Court File No. 27-CV-10-13773, against ev3 and the ev3 Board (the “Stevenson Action”), is pending and the defendants have 20 days from the service of the summons to file an answer with the court. The Stevenson Action purports to be brought individually and on behalf of the public stockholders of ev3 and alleges claims for breach of fiduciary duties against the ev3 Board in connection with the transactions contemplated by the Merger Agreement. The Stevenson Action seeks preliminary and permanent injunctive relief, enjoining ev3 and the ev3 Board and their agents and representatives from consummating the Offer and the Merger and taking any actions that violate their fiduciary duties to the ev3 stockholders or that impede or deter other potential acquirers. The foregoing summary is qualified in its entirety by reference to the Stevenson Complaint, which is filed as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.

On June 7, 2010, a purported stockholder of ev3 filed a purported class action complaint in the District Court for the State of Minnesota, Hennepin County (the “Young Complaint”). The action, Crystal Young v. ev3 Inc., et al., against ev3, the ev3 Board, Parent and Purchaser (the “Young Action”), is pending and the defendants have 20 days from the service of the summons to file an answer with the court. The Young Action, which purports to be brought individually and on behalf of the public stockholders of ev3, claims that the member of the ev3 Board breached their fiduciary duties to ev3’s stockholders both in entering into the Merger Agreement and the transactions contemplated thereby and by providing inadequate disclosure regarding the Merger Agreement and such transactions and that ev3, Parent and Purchaser aided and abetted the ev3 Board in the alleged breach of the directors’ fiduciary duties to ev3’s stockholders. The Young Action seeks, among other things, an injunction prohibiting the consummation of the Offer and Merger, rescission of the Merger Agreement and a constructive trust in favor of the plaintiff upon any benefits allegedly improperly received by the defendants. A court file number has not yet been assigned. The foregoing summary is qualified in its entirety by reference to the Young Complaint, which is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

Cautionary Note Regarding Forward Looking Statements

This Schedule 14D-9 contains forward-looking statements that are not historical facts. ev3 has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “potential,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “approximate” “outlook” or “continue” or the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this Schedule 14D-9 include without limitation statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; projected financial information; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of the ev3 stockholders will tender their Shares in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer and Merger may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of ev3’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in ev3’s filings with the SEC, including the “Risk Factors” sections of ev3’s most recent annual report on Form 10-K and subsequent quarterly report on Form 10-Q, as well as the tender offer documents to be filed by Purchaser and the Solicitation/Recommendation Statement to be filed by ev3. Copies of ev3’s filings with the SEC may be obtained at the “Investors” section of ev3’s website at http://www.ev3.net. ev3 does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this Schedule 14D-9 are qualified in their entirety by this cautionary statement. ev3 acknowledges that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. ev3 is not waiving any other defenses that may be available under applicable law.

Item 9.	Exhibits.

The following exhibits are filed as part of this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase for Cash, dated June 11, 2010 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO of Covidien Group S.a.r.l. and COV Delaware Corporation filed with the SEC on June 11, 2010).
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO of Covidien Group S.a.r.l. and COV Delaware Corporation filed with the SEC on June 11, 2010).

Exhibit No.	Description

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to the Schedule TO of Covidien Group S.a.r.l. and COV Delaware Corporation filed with the SEC on June 11, 2010).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(D) to the Schedule TO of Covidien Group S.a.r.l. and COV Delaware Corporation filed with the SEC on June 11, 2010).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(E) to the Schedule TO of Covidien Group S.a.r.l. and COV Delaware Corporation filed with the SEC on June 11, 2010).
(a)(1)(F)	Summary Advertisement published in The Wall Street Journal on June 11, 2010 (incorporated by reference to Exhibit(a)(5)(B) to the Schedule TO of Covidien Group S.a.r.l. and COV Delaware Corporation filed with the SEC on June 11, 2010).
(a)(2)	Letter from Robert J. Palmisano, ev3’s President and Chief Executive Officer, to the Stockholders of ev3 Inc. dated June 11, 2010 (filed herewith).
(a)(5)(A)	Opinion of J.P. Morgan Securities Inc. to the Board of Directors of ev3 Inc., dated May 31, 2010 (attached as Annex A hereto).
(a)(5)(B)	Opinion of Piper Jaffray & Co. to the Board of Directors of ev3 Inc., dated May 31, 2010 (attached as Annex B hereto).
(a)(5)(C)	Joint Press Release issued by Covidien plc and ev3 Inc., dated June 1, 2010, announcing the execution of the Merger Agreement and the transactions contemplated thereby (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by ev3 Inc. with the SEC on June 1, 2010).
(a)(5)(D)	Complaint filed by William Stevenson, individually and on behalf of all others similarly situated, on June 2, 2010, in the District Court of the State of Minnesota, Hennepin County.
(a)(5)(E)	Complaint filed by Crystal Young, individually and on behalf of all others similarly situated, on June 7, 2010, in the District Court of the State of Minnesota, Hennepin County.
(e)(1)	Agreement and Plan of Merger, dated June 1, 2010, by and among Covidien Group S.a.r.l., COV Delaware Corporation and ev3 Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ev3 Inc. with the SEC on June 1, 2010).
(e)(2)	Guaranty, dated as of June 1, 2010, of Covidien International Finance S.A. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ev3 Inc. with the SEC on June 1, 2010).
(e)(3)	Tender and Voting Agreement, dated as of June 1, 2010, among Covidien Group S.a.r.l., COV Delaware Corporation, Warburg, Pincus Private Equity Partners LP, Warburg, Pincus Netherlands Equity Partners I, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by ev3 Inc. with the SEC on June 1, 2010).
(e)(4)	Letter Agreement, dated as of April 6, 2010, by and between Tyco Healthcare Group d/b/a Covidien and ev3 Inc. (incorporated by reference to Exhibit(d)(3) to the Schedule TO of Covidien Group S.a.r.l. and COV Delaware Corporation filed with the SEC on June 11, 2010).
(e)(5)	Letter Agreement, dated as of April 28, 2010, by and between Tyco Healthcare Group d/b/a Covidien and ev3 Inc. (incorporated by reference to Exhibit(d)(4) to the Schedule TO of Covidien Group S.a.r.l. and COV Delaware Corporation filed with the SEC on June 11, 2010).
(e)(6)	ev3 Inc. Third Amended and Restated 2005 Incentive Stock Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ev3 Inc. with the SEC on May 26, 2010).
(e)(7)	ev3 Inc. Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by ev3 Inc. with the SEC on May 26, 2010).
(e)(8)	Robert J. Palmisano Inducement Grant Option Agreement (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by ev3 Inc. with the SEC on April 7, 2008).
(e)(9)	Employment and Change in Control Agreement dated April 6, 2008 between ev3 Inc. and Robert J. Palmisano (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ev3 Inc. with the SEC on April 7, 2008).

Exhibit No.	Description

(e)(10)	Form of Change in Control Agreement among ev3 Inc., ev3 Endovascular, Inc., Micro Therapeutics, Inc. or FoxHollow Technologies, Inc. and each of executive officer of ev3 Inc. (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by ev3 Inc. with the SEC).
(e)(11)	Change in Control Agreement effective January 19, 2009 among ev3 Inc., ev3 Endovascular, Inc. and Shawn McCormick (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by ev3 Inc. with the SEC on January 9, 2009).
(e)(12)	Change in Control Agreement effective March 22, 2010 among ev3 Inc., ev3 Endovascular, Inc. and Christine R. Kowalski (filed herewith).
(e)(13)	Form of Indemnification Agreement between ev3 Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by ev3 Inc. with the SEC).
(e)(14)	Holders Agreement dated August 29, 2003 among the institutional investors listed on Schedule I thereto, the individuals whose names and addresses appear from time to time on Schedule II thereto, the individuals whose names and addresses appear from time to time on Schedule III thereto and ev3 LLC (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by ev3 Inc. with the SEC on April 5, 2005).
(e)(15)	Amended and Restated Certificate of Incorporation of ev3 Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 5 to the Registration Statement on Form S-1 filed by ev3 Inc. with the SEC on June 14, 2005).
(e)(16)	Amended and Restated Bylaws of ev3 Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by ev3 Inc. with the SEC on December 3, 2008).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ev3 Inc.

By:
Kevin M. Klemz
Senior Vice President, Secretary and
Chief Legal Officer

Dated: June 11, 2010

ANNEX A

May 31, 2010

The Board of Directors
ev3 Inc.
3033 Campus Drive
Plymouth, MN 55441

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of ev3 Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Covidien Group S.A.R.L. (the “Acquiror”) and its wholly-owned subsidiary, COV Delaware Corporation (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub or another direct or indirect wholly owned subsidiary of the Acquiror to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $22.50 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and its affiliates and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In arriving at our opinion, we have (i) reviewed a draft dated May 30, 2010 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the

A-1

Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of the Transaction to any person or entity, or as to the fairness of any consideration paid in connection therewith by, the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Acquiror, for which we and such affiliates have received customary compensation. Such services during such period have included acting as acting as financial advisor to the Company in connection with its acquisition of Chestnut Medical Technologies, Inc. in 2009, acting as financial advisor to the Acquiror in connection with its acquisition of Aspect Medical Systems, Inc. in 2009 and acting as financial advisor to the Acquiror in connection with its acquisition of VNUS Medical Technologies, Inc. in 2009. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities Inc. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/  J.P. MORGAN SECURITIES INC.
J.P. Morgan Securities Inc.

A-2

ANNEX B

May 31, 2010

Board of Directors
ev3 Inc.
3033 Campus Drive
Plymouth, MN 55441

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of ev3 Inc. (the “Company”) of the Consideration (as defined below) pursuant to a draft of the Agreement and Plan of Merger (the “Agreement”), to be entered into among the Company, Covidien Group S.a.r.l. (the “Parent”) and COV Delaware Corporation (the “Purchaser”), a newly formed wholly-owned subsidiary of the Parent. Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

The Agreement provides, among other things, that (i) the Purchaser will commence a tender offer (the “Offer”) for all of the outstanding shares of Company Common Stock for $22.50 for each share (the “Consideration”), and (ii) subsequent to the Offer, subject to the terms and conditions set forth in the Agreement, the Purchaser will merge with and into the Company (the “Merger” and together with the Offer, the “Transaction”) and at the Effective Time, each share of Company Common Stock (other than shares held in treasury, owned by the Parent or the Purchaser or Dissenting Shares) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

In connection with our review of the Transaction, and in arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement dated May 30, 2010; (ii) reviewed and analyzed certain financial and other data with respect to the Company which was publicly available, (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to us by the Company; (iv) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii) and (iii) above, as well as its business and prospects before and after giving effect to the Transaction; (v) reviewed the current and historical reported prices and trading activity of Company Common Stock and similar information for certain other companies deemed by us to be comparable to the Company; (vi) compared the financial performance of the Company with that of certain other publicly-traded companies that we deemed relevant; and (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available ev3 Inc.
May 31, 2010

estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Transaction will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Transaction will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the Transaction.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor the Parent is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transaction.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock may trade following announcement of the Transaction or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have not been requested to, and did not, (i) participate in negotiations with respect to the Agreement, (ii) solicit any expressions of interest from any other parties with respect to any business combination with the Company or any other alternative transaction or (iii) advise the Board of Directors or any other party with respect to alternatives to the Transaction. In addition, we were not requested to and did not provide advice regarding the structure, the Consideration, any other aspect of the Transaction, or to provide services other than the delivery of this opinion.

We have been engaged by the Company to render an opinion to its Board of Directors and we will receive a fee from the Company for rendering this opinion. The opinion fee is not contingent upon the consummation of the Transaction or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. We have, in the past, provided financial advisory and financing services to the Company and the Parent and/or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of the Company and the Parent for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We ev3 Inc.
May 31, 2010

may also, in the future, provide investment banking and financial advisory services to the Company, the Parent or entities that are affiliated with the Company or the Parent, for which we would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray & Co. (“Piper Jaffray”) has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s Research Department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to the Company and the Transaction and other participants in the Transaction (including the Parent) that differ from the opinions of Piper Jaffray’s investment banking personnel.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act or tender their shares in the Offer or how any such stockholder should vote at the stockholders’ meeting, if any, held in connection with the Merger or any other matter. Except as expressly set forth in our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to holders of Company Common Stock of the proposed Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Transaction or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction, the merits of the Transaction relative to any alternative transaction or business strategy that may be available to the Company, Parent’s ability to fund the Consideration or any other terms contemplated by the Agreement. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Transaction, or any class of such persons, relative to the compensation to be received by holders of Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than the Parent and its affiliates, if any) as of the date hereof.

Sincerely,

PIPER JAFFRAY & CO.

ANNEX C

ev3 INC.
3033 CAMPUS DRIVE
PLYMOUTH, MINNESOTA 55441

INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE
REQUESTED NOT TO SEND US A PROXY.

ev3 Inc., a Delaware corporation (“ev3”), is mailing this Information Statement on or about June 11, 2010 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.01 per share (the “Common Stock”), of ev3 (the “Shares”).

The Schedule 14D-9 relates to the cash tender offer by COV Delaware Corporation, a Delaware corporation (“Purchaser) and a wholly owned subsidiary of Covidien Group S.a.r.l., a Luxembourg company (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated June 11, 2010 and filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding Shares at a price of $22.50 per Share, to the seller in cash, without interest, subject to any withholding of any federal, state, local and foreign taxes, and other assessments of any nature whatsoever imposed by a taxing authority (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 11, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which together with the Offer to Purchase constitutes the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent to the Board of Directors of ev3 (the “Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of June 1, 2010 (the “Merger Agreement”), by and among Parent, Purchaser and ev3.

ev3 is mailing this Information Statement to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action.

Parent and Purchaser provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and ev3 assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Shares represent the only class of voting securities of ev3 currently outstanding. Each Share entitles its holder to one stockholder vote. As of June 7, 2010, there were 114,792,961 Shares issued and outstanding. The number of Shares issued and outstanding does not include any shares of common stock subject to options or warrants or any shares of restricted stock or restricted stock units outstanding as of June 7, 2010. As of the date of this Information Statement, Parent and its affiliates, including Purchaser, are not the owners of record of any Shares.

BACKGROUND INFORMATION

On June 1, 2010, ev3 entered into the Merger Agreement with Parent and Purchaser. The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into ev3 (the “Merger”). Following the consummation of the Merger, ev3 will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than any Shares owned by Parent or Purchaser, any Shares owned by ev3 as treasury stock, and any Shares owned by stockholders who have properly exercised their statutory rights of appraisal under Section 262 of the DGCL) will be automatically converted into the right to receive an amount in cash, without interest, equal to Offer Price.

A description of the Offer, Merger and Merger Agreement are contained in Item 2 of the Schedule 14D-9 to which this Information Statement is attached.

There has been no change in control of ev3 since the beginning of ev3’s last fiscal year.

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

The Merger Agreement provides that promptly upon the acceptance for purchase by Purchaser pursuant to the Offer of such number of Shares that, together with the number of Shares (if any) then owned by Parent or Purchaser or their subsidiaries, represents at least a majority of the then-outstanding Shares, and from time to time thereafter (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder), Parent will be entitled to designate such number of directors (the “Designees”), rounded up to the next whole number, on the Board as is equal to the product of (i) the total number of directors on the Board (after giving effect to any increase in the number of directors pursuant to Section 1.3 of the Merger Agreement) and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including Shares accepted for payment and the Shares purchased upon exercise of the top-up option under the Merger Agreement, if any), bears to the total number of Shares outstanding. The Merger Agreement further provides that ev3 shall promptly take all actions necessary to cause Purchaser’s designees to be elected or appointed to the Board, including increasing the size of the Board or using its reasonable best efforts to secure the resignations of incumbent directors. Additionally, the Merger Agreement provides that ev3 will cause individuals designated by Purchaser to constitute the same percentage as such individuals represent of the entire Board on the following: (i) each committee of the Board (other than any committee comprised of continuing directors established to take action under the Merger Agreement) and (ii) each board of directors and each committee (or similar body) thereof of each subsidiary of ev3. The Merger Agreement provides further that ev3 will take all actions necessary to effect any such election or appointment of the Designees, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder.

Information with respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be its designees to the Board. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of ev3 if so designated. None of the Potential Designees currently is a director of, or holds any position with, ev3. Purchaser has informed ev3 that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of ev3, has a familial relationship with any director or executive officer of ev3 or has been involved in any transactions with ev3 or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including, as of June 3, 2010, age, business address, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is c/o Covidien, 15 Hampshire Street, Mansfield, MA 02048. References below to “Covidien” include Covidien plc, its predecessor, Covidien Ltd., and the healthcare business of Tyco International for all periods prior to the separation of Covidien Ltd. from Tyco International.

Name	Age	Current Principal Occupation and Five-Year Employment History

Kevin G. DaSilva	46	Mr. DaSilva has been Vice President and Treasurer of Covidien since June 2007. Prior to that, he was Assistant Treasurer of Tyco International from July 2003 to June 2007. Prior to joining Tyco International, Mr. DaSilva was with Lucent Technologies Inc. where he was Financial Vice President and served as Chief Financial Officer of the Worldwide Services Division from 2002 to 2003 and Assistant Treasurer from 1997 to 2002. Mr. DaSilva is also a member of the board of directors and Vice President and Treasurer of Purchaser, and serves on the board of directors of Covidien International Finance S.A.
Eric C. Green	51	Mr. Green has been the Vice President and Chief Tax Officer of Covidien since June 2007. Prior to that, he was Vice President, Tax Planning and Analysis of Tyco International from October 2003 to June 2007. Prior to joining Tyco International, Mr. Green was with Accenture where he was Director, Entity Tax Matters Group from July 2001 to September 2003 and Director, Global Tax Strategy/Planning from February 1998 to July 2001. Mr. Green is a also Vice President and Assistant Treasurer of Purchaser, a Manager of Parent, and serves on the board of directors of Covidien International Finance S.A.
John W. Kapples	50	Mr. Kapples has been Vice President and Secretary of Tyco Healthcare Group LP d/b/a/Covidien since November 2006. Prior to that, Mr. Kapples was Vice President and Secretary of Raytheon Company from January 2000 to October 2006. Mr. Kapples is also a member of the board of directors and a Vice President and Secretary of Purchaser.
John H. Masterson	49	Mr. Masterson has been Senior Vice President and General Counsel of Covidien since December 2006. Prior to that, Mr. Masterson served as Vice President and General Counsel of Covidien since 1999. Mr. Masterson is also Vice President and Assistant Secretary of Purchaser.
Amy A. McBride-Wendell	49	Ms. McBride-Wendell has been Senior Vice President, Strategy and Business Development of Covidien since December 2006. Prior to that, Ms. McBride-Wendell served as Vice President, Business Development of Covidien since 1998.
Matthew J. Nicolella	41	Mr. Nicolella is Vice President and Chief Mergers & Acquisitions/Licensing Counsel of Tyco Healthcare Group LP d/b/a/ Covidien. Mr. Nicolella was Associate General Counsel for Tyco Healthcare Group LP from October 2003 through January 2007. Mr. Nicolella is also a member of the board of directors and a Vice President and Assistant Secretary of Purchaser.
Lawrence T. Weiss	40	Since December 2006, Mr. Weiss has been Vice President and Chief International Counsel of Tyco Healthcare Group LP d/b/a/ Covidien. From 2003 through 2006, Mr. Weiss was Associate General Counsel of Tyco Healthcare Group LP. Mr. Weiss is a Vice President and Assistant Secretary of Purchaser.

CURRENT BOARD OF DIRECTORS

Board Structure; Number of Directors

Our Board is presently composed of nine members. As provided in our certificate of incorporation, our Board is divided into three staggered classes of directors of the same or nearly the same number. At each annual meeting of stockholders, a class of directors is elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

Our current directors and their respective classes and terms are as follows:

			Director
Name of Director	Age	Principal Occupation	Since

Class III directors whose terms expire in 2011
Daniel J. Levangie(1)	59	Chairman of the Board of ev3 Inc. and President and Chief Executive Officer of Keystone Dental, Inc.	2007
Robert J. Palmisano	65	President and Chief Executive Officer of ev3 Inc.	2008
Elizabeth H. Weatherman(1)(3)	50	Managing Director of Warburg Pincus LLC	2005
Class I directors whose terms expire in 2012
Jeffrey B. Child(1)(2)	50	Chief Financial Officer of a Family Office of an Unaffiliated Third Party	2007
John L. Miclot(3)	51	Executive in Residence at Warburg Pincus LLC	2008
Thomas E. Timbie(2)	52	President of Timbie & Company, LLC	2005
Class II directors whose terms expire in 2013
John K. Bakewell(1)	49	Executive Vice President and Chief Financial Officer of RegionalCare Hospital Partners, Inc.	2006
Richard B. Emmitt(2)	65	General Partner of The Vertical Group, L.P.	2005
Douglas W. Kohrs(3)	52	President and Chief Executive Officer of Tornier B.V.	2008

(1)	Member of nominating, corporate governance and compliance committee

(2)	Member of audit committee

(3)	Member of compensation committee

The following paragraphs provide information about each director, including all positions he or she holds, his or her principal occupation and business experience for the past five years, and the names of other publicly-held companies of which he or she currently serves as a director or has served as a director during the past five years. We believe that all of our directors display personal and professional integrity; satisfactory levels of education and/or business experience; broad-based business acumen; an appropriate level of understanding of our business and its industry and other industries relevant to our business; the ability and willingness to devote adequate time to the work of our board and its committees; a fit of skills and personality with those of our other directors that helps build a board that is effective, collegial and responsive to the needs of our company; strategic thinking and a willingness to share ideas; a diversity of experiences, expertise and background; and the ability to represent the interests of all of our stockholders. The information presented below regarding each director also sets forth specific experience, qualifications, attributes and skills that led our board to the conclusion that he or she should serve as a director in light of our business and structure.

Class III Directors Whose Terms Expire in 2011

Daniel J. Levangie has served as our Chairman of the Board since April 2008 and as one of our directors since February 2007. Mr. Levangie currently serves as a member of the board of directors and the President and Chief Executive Officer of Keystone Dental, Inc., a privately-held dental implant medical device company, and serves as a Managing Partner of Constitution Medical Investors, Inc., a Boston-based private investment firm focused on healthcare sector-related acquisitions. From July 2006 to October 2007, Mr. Levangie served as the President, Surgical Products Division, and as an Executive Vice President and director of Cytyc Corporation, a publicly-held leading provider of surgical and diagnostic products targeting women’s health and cancer, since July 2006. Prior to July 2006, Mr. Levangie held several positions with Cytyc, including Executive Vice President and Chief Operating Officer from July 2000 to June 2002, Chief Executive Officer and President of Cytyc Health Corporation from July 2002 to December 2003 and Executive Vice President and Chief Commercial Officer from January 2004 to June 2006. In addition to ev3, Mr. Levangie currently serves on the board of directors of Dune Medical Devices Ltd., a privately-held medical device company. During the past five years, Mr. Levangie previously served on the board of directors of Cytyc Corporation and Hologic Inc., a publicly-held company. We believe Mr. Levangie’s qualifications to sit on our board of directors include his prior service as an executive officer and director of a publicly-held medical device company, his current service as the chief executive officer of a medical device company, and his service on several other medical device company boards of directors.

Robert J. Palmisano has served as our President and Chief Executive Officer and as one of our directors since April 2008. Mr. Palmisano served as President and Chief Executive Officer of IntraLase Corp., a publicly-held company engaged in the design, development and manufacture of laser products for vision correction, from April 2003 to April 2007, when IntraLase was acquired by Advanced Medical Optics, Inc. From April 2001 to April 2003, Mr. Palmisano was the President, Chief Executive Officer and a director of MacroChem Corporation, a privately-held development stage pharmaceutical corporation. From April 1997 to January 2001, Mr. Palmisano served as President and Chief Executive Officer and a director of Summit Autonomous, Inc., a publicly-held global medical products company that was acquired by Alcon, Inc. in October 2000. Prior to 1997, Mr. Palmisano held various executive positions with Bausch & Lomb Incorporated, a then publicly-held global eye care company. Mr. Palmisano earned his B.A. in Political Science from Providence College. Mr. Palmisano serves on the board of directors of Osteotech, Inc., a publicly-held company, Bausch & Lomb Incorporated and LenSx Lasers Inc., both privately-held companies and is a member of the Board of Trustees for Providence College in Providence, Rhode Island. During the past five years, Mr. Palmisano previously served on the board of directors of Abbott Medical Optics Inc., a publicly-held company. We believe Mr. Palmisano’s qualifications to sit on our board of directors include his depth of knowledge of our company and its day-to-day operations and the medical device industry due to his service as our chief executive officer, his current and prior service as a director of multiple medical device companies, and his prior service as an executive officer of multiple medical device companies.

Elizabeth H. Weatherman has served as one of our directors since June 2005. Ms. Weatherman was a member of the board of managers of ev3 LLC from August 2003 through the date of the merger of ev3 LLC with and into ev3 in June 2005. Ms. Weatherman is a General Partner of privately-held Warburg Pincus & Co., a Managing Director of Warburg Pincus LLC and a member of the firm’s Executive Management Group. Ms. Weatherman joined Warburg Pincus in 1988 and is currently responsible for the firm’s U.S. healthcare investment activities. In addition to ev3, Ms. Weatherman currently serves on the board of directors of Adlens Beacon, Inc., Bausch & Lomb, Inc., Keystone Dental, Inc. and Tornier B.V. (Dutch), all privately-held companies. During the past five years, Ms. Weatherman previously served on the board of directors of American Medical Systems Holdings, Inc., Kyphon Inc., Wright Medical Group, Inc., all publicly-held companies, as well as Bacchus Vascular, Inc., Solarent Medical, Inc. and Velocimed LLC, all privately-held companies. We believe Ms. Weatherman’s qualifications to sit on our board of directors include her experience leading the healthcare investment activities at a private equity firm and her service on multiple other medical device company boards of directors.

Class I Directors Whose Terms Expire in 2012

Jeffrey B. Child has served as one of our directors since October 2007 when he was elected to our board of directors in connection with our merger with FoxHollow Technologies, Inc. Mr. Child has served as Chief Financial Officer of a family office of a privately-held unaffiliated third party since July 2004. From February 1999 through June 2003, Mr. Child served as a Managing Director, U.S. Equity Capital Markets at Banc of America Securities LLC, a subsidiary of publicly-held Bank of America Corporation. Prior to that time, he served as a Managing Director in the Healthcare Group at Banc of America Securities. Mr. Child currently serves on the board of directors of AMERIGROUP Corporation, a publicly-held multi-state managed healthcare company. Mr. Child also serves as a Trustee of the Menlo Park City School District Board of Education. During the past five years, Mr. Child previously served on the board of directors of FoxHollow Technologies, Inc., a then publicly-held company. We believe Mr. Child’s qualifications to sit on our board of directors include his years of financial experience, including his experience in healthcare investment activities at an investment bank, and his prior experience on the board of directors of a publicly-traded medical device company.

John L. Miclot has served as one of our directors since December 2008. Mr. Miclot has served as an executive in residence at Warburg Pincus LLC since April 2010. From November 2008 to March 2010, Mr. Miclot served as President and Chief Executive Officer of CCS Medical, Inc., a privately-held provider of home healthcare products, such as insulin pumps, incontinence products and respiratory equipment. On July 8, 2009, CCS Medical, Inc. and its 18 related companies filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy Code. Prior to joining CCS Medical, Inc., Mr. Miclot served as Chief Executive Officer of Phillips Home Healthcare Solutions, a privately-held company, since March 2008, when Phillips acquired Respironics, Inc., a provider of sleep and respiratory products. From December 2003 to March 2008, Mr. Miclot served as President and Chief Executive Officer of Respironics, Inc., a publicly-held company. Prior to that position, Mr. Miclot served in various positions at Respironics, Inc. from 1998 to 2003, including Chief Strategic Officer and President of the Homecare Division. His previous employer, Healthdyne Technologies, Inc., a medical device company, was acquired by Respironics, Inc. in 1998. Mr. Miclot served in various positions at Healthdyne Technologies, Inc., including Senior Vice President, Sales and Marketing, from 1995 to 1998. He began his career at DeRoyal Industries, Inc., a privately-held company, and Baxter International Inc., a publicly-held company. In addition to ev3, Mr. Miclot currently serves on the board of directors of Pittsburgh Zoo & PPG Aquarium, Burger King Cancer Caring Center and the American Association for Homecare, all private companies, and Wright Medical Group, Inc., a public company. During the past five years, Mr. Miclot previously served on the board of directors of Medwave, Inc., a publicly-held company. We believe Mr. Miclot’s qualifications to sit on our board of directors include his significant experience in the medical device industry, including his current and prior service as a chief executive officer of multiple medical device companies, and his service on several other medical device company boards of directors.

Thomas E. Timbie has served as one of our directors since June 2005. Mr. Timbie served as a Vice President of ev3 from April 2005 until June 2005 and as ev3’s Interim Chief Financial Officer from January 2005 until April 2005. Mr. Timbie was a member of the board of managers of ev3 LLC from March 2004. Since 2000, Mr. Timbie has been the President of Timbie & Company, LLC, a privately-held financial and management consulting firm that he founded. During 2000, Mr. Timbie was the Interim Vice President and Chief Financial Officer of e-dr. Network, Inc., a privately-held company, and from 1996 to 1999 he was the Vice President and Chief Financial Officer of Xomed Surgical Products, Inc., a then publicly-held company. In addition to ev3, Mr. Timbie currently serves on the board of directors of American Medical Systems Holdings, Inc., a publicly-held company, and Genoa Healthcare Group, LLC, a privately-held healthcare services company. During the past five years, Mr. Timbie previously served on the board of directors of Wright Medical Group Inc. and Acclarent, Inc., both publicly-held companies. We believe Mr. Timbie’s qualifications to sit on our board of directors include his years of financial experience in the medical device industry, including his prior experience as the chief financial officer of publicly-held companies, and his current and prior experience on the board of directors of other publicly-traded medical device companies.

Class II Directors Whose Terms Expire in 2013

John K. Bakewell has served as one of our directors since April 2006. Mr. Bakewell currently serves as Executive Vice President and Chief Financial Officer of RegionalCare Hospital Partners, Inc., a privately-held acquirer and operator of acute care hospitals in non-urban markets, a position he has held since January 2010. From December 2000 to December 2009, Mr. Bakewell served as Executive Vice President and Chief Financial Officer of Wright Medical Group, Inc., a publicly-held orthopaedic medical device company. From July 1998 until December 2000, Mr. Bakewell served as Chief Financial Officer and Vice President of Finance and Administration with Altra Energy Technologies, Inc., a privately-held software and e-commerce solutions provider to the energy industry. From May 1993 to July 1998, Mr. Bakewell held the position of Vice President of Finance and Administration and Chief Financial Officer of Cyberonics, Inc., a publicly-held manufacturer of medical devices for the treatment of epilepsy and other neurological disorders. From October 1990 to May 1993, Mr. Bakewell served as Chief Financial Officer of ZEOS International Ltd., a publicly-held manufacturer and direct marketer of personal computers and related products. In addition to ev3, Mr. Bakewell currently serves on the board of directors of Keystone Dental, Inc., a privately-held dental implant medical device company. We believe Mr. Bakewell’s qualifications to sit on our board of directors include his significant financial experience, including his service as a chief financial officer of two publicly-held medical device companies.

Richard B. Emmitt has served as one of our directors since June 2005. Mr. Emmitt was a member of the board of managers of ev3 LLC from August 2003 through the date of the merger of ev3 LLC with and into ev3 in June 2005. Since 1989, Mr. Emmitt has been a General Partner, or a principal of a General Partner, of The Vertical Group, L.P., a privately-held investment management and venture capital firm focused on the medical device and biotechnology industries. Mr. Emmitt currently serves on the board of directors of American Medical Systems Holdings, Inc., a publicly-held company, and previously served on the board of directors of public companies including SciMed Life Systems, Wright Medical Group, Inc., and Xomed Surgical. Mr. Emmitt also serves on the board of directors of BioSET, Inc., ENTrigue Surgical, Inc., Galil Medical, Inc., Incumed, Inc., Tepha, Inc. and Tornier B.V. (Dutch), all privately-held companies. We believe Mr. Emmitt’s qualifications to sit on our board of directors include his experience with a venture capital firm focused on the medical device industry and his current and prior service on multiple other medical device company boards of directors.

Douglas W. Kohrs has served as one of our directors since August 2008. Mr. Kohrs currently serves as President and Chief Executive Officer of Tornier B.V., a privately-held global orthopedic company, a position he has held since July 2006. Mr. Kohrs served as Chief Executive Officer of American Medical Systems Holdings, Inc., a publicly-held company, from April 1999 until January 2005. He served on the board of directors of American Medical Systems Holdings from 1999 to May 2006, and served as chairman of the board from March 2004 to May 2006. In addition to ev3, Mr. Kohrs currently serves on the board of directors of Tornier B.V., a privately-held company, and The Institute for Health Technology Studies (InHealth), a not-for-profit medical device research organization. During the past five years, Mr. Kohrs previously served on the board of directors of Kyphon Inc., which was then a publicly-held company. Mr. Kohrs previously served as one of our directors from June 2005 until October 2007 at which time Mr. Kohrs voluntarily resigned in order to facilitate the completion of our merger with FoxHollow Technologies, Inc. We believe Mr. Kohrs’s qualifications to sit on our board of directors include his prior service as the chief executive officer of a publicly-held medical device company and his current service as the chief executive officer of a global orthopedic company, his current and prior service on several other medical device company boards of directors.

DIRECTOR COMPENSATION

Summary of Cash and Other Compensation

The following table provides summary information concerning the compensation of each individual who served as a director of our company during the year ended December 31, 2009, other than Robert J. Palmisano, our

President and Chief Executive Officer, whose compensation is set forth under the heading “Executive Compensation.”

DIRECTOR COMPENSATION — 2009

	Fees Earned
	or Paid	Stock	Option	All Other
Name	in Cash ($)	Awards ($)(1)(2)	Awards ($)(3)(4)	Compensation ($)(5)	Total ($)

John K. Bakewell	$63,500	$74,996	$75,948	$—	$214,444
Jeffrey B. Child	41,000	74,996	75,948	—	191,944
Richard B. Emmitt	43,500	74,996	75,948	—	194,444
Douglas W. Kohrs	41,000	74,996	75,948	—	191,944
Daniel J. Levangie	71,833	74,996	75,948	—	222,777
John L Miclot	43,917	74,996	75,948	—	194,861
Thomas E. Timbie	58,500	74,996	75,948	—	209,444
Elizabeth H. Weatherman	46,000	74,996	75,948	—	196,944

(1)	On May 26, 2009, each director received a stock award for 8,296 shares of common stock granted under the ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan, the material terms of which are described in more detail under the heading “Executive Compensation — Grants of Plan-Based Awards — ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan.” Such shares vest with respect to 50 percent of the underlying shares of our common stock on each of the following dates, so long as the individual remains a director of our company as of such date: May 1, 2010 and May 1, 2011. Amount reported represents the aggregate grant date fair value for stock awards granted to each director in 2009 computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718). The grant date fair value for stock awards is determined based on the closing sale price of our common stock on the date of grant.

(2)	The following table provides information regarding the aggregate number of unvested stock awards outstanding at December 31, 2009 and held by each of the directors listed in the above table:

			Number of	Number of	Number of	Number of
		Total	Shares to	Shares to	Shares to	Shares to
		Number of	Vest on	Vest on	Vest on	Vest on
	Grant	Unvested	May 1,	August 1,	December 2,	May 1,
Name	Date	Shares	2010	2010	2010	2011

John K. Bakewell	05/26/09	8,296	4,148	—	—	4,148
	05/20/08	3,788	3,788	—	—	—
Jeffrey B. Child	05/26/09	8,296	4,148	—	—	4,148
	05/20/08	3,788	3,788	—	—	—
Richard B. Emmitt	05/26/09	8,296	4,148	—	—	4,148
	05/20/08	3,788	3,788	—	—	—
Douglas W. Kohrs	05/26/09	8,296	4,148	—	—	4,148
	08/01/08	3,731	—	3,731	—	—
Daniel J. Levangie	05/26/09	8,296	4,148	—	—	4,148
	05/20/08	3,788	3,788	—	—	—
John L. Miclot	05/26/09	8,296	4,148	—	—	4,148
	12/02/08	3,648	—	—	3,648	—
Thomas E. Timbie	05/26/09	8,296	4,148	—	—	4,148
	05/20/08	3,788	3,788	—	—	—
	05/26/09	8,296	4,148	—	—	4,148
Elizabeth H. Weatherman	05/20/08	3,788	3,788	—	—	—

(3)	On May 26, 2009, each director received a stock option to purchase 19,841 shares of our common stock at an exercise price of $9.04 per share granted under the ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan, the material terms of which are described in more detail under the heading “Executive

Compensation — Grants of Plan-Based Awards — ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan.” Such option expires on May 25, 2019 and vests with respect to 50 percent of the underlying shares of our common stock on each of the following dates, so long as the individual remains a director of our company as of such date: May 1, 2010 and May 1, 2011. Amount reported represents the aggregate grant date fair value for option awards granted to each director in 2009 computed in accordance with FASB ASC Topic 718. The grant date fair value is determined based on our Black-Scholes option pricing model. The grant date value per share for the option granted on May 26, 2009 was $3.8278 and was determined using the following specific assumptions:

			Expected
Risk Free	Expected	Expected	Dividend
Interest Rate	Life	Volatility	Yield

1.72%	3.85 years	54.0%	0

(4)	The following table provides information regarding the aggregate number of options to purchase shares of our common stock outstanding at December 31, 2009 and held by each of the directors listed in the above table:

	Aggregate
	Number of
	Securities		Range of	Range of
	Underlying	Exercisable/	Exercise	Expiration
Name	Options	Unexercisable	Price(s)	Date(s)

John K. Bakewell	90,537	55,348/35,189	$9.04-17.71	04/05/2016-05/26/2019
Jeffrey B. Child	125,257	90,068/35,189	9.04-23.65	06/20/2015-05/26/2019
Richard B. Emmitt	75,777	40,588/35,189	6.47-16.66	07/26/2011-05/26/2019
Douglas W. Kohrs	105,942	72,589/33,353	8.82-16.66	03/01/2015-05/26/2019
Daniel J. Levangie	90,537	47,848/42,689	9.04-20.06	02/23/2017-05/26/2019
John L. Miclot	39,175	4,833/34,342	5.14-9.04	12/02/2018-05/26/2019
Thomas E. Timbie	227,201	192,012/35,189	8.82-16.66	03/09/2014-05/26/2019
Elizabeth H. Weatherman	75,777	40,588/35,189	6.47-16.66	07/26/2011-05/26/2019

(5)	We do not generally provide perquisites and other personal benefits to our directors. Any perquisites or personal benefits actually provided to any director were less than $10,000 in the aggregate.

Overview

Compensation for our “outside” directors is designed to attract and retain experienced and knowledgeable directors and to provide equity-based compensation in order to align the interests of our directors with those of our stockholders. Our outside directors are those directors who are not our employees or consultants. The following individuals served as outside directors during 2009: John K. Bakewell, Jeffrey B. Child, Richard B. Emmitt, Douglas W. Kohrs, Daniel J. Levangie, John L. Miclot, Thomas E. Timbie and Elizabeth H. Weatherman. Robert J. Palmisano, our President and Chief Executive Officer, served as a director during 2009 but was not considered an outside director. Mr. Palmisano did not receive any additional compensation for his director service in 2009. For a description of our compensation arrangements with Mr. Palmisano during 2009, we refer you to the headings entitled “Executive Compensation” and “Compensation Discussion and Analysis.”

In setting director compensation, we follow the process and procedures described under the heading “Corporate Governance — Compensation Committee — Processes and Procedures for Consideration and Determination of Director Compensation.” From time to time, our compensation committee engages an independent consultant to review our outside director compensation. In 2009, our compensation committee engaged Mercer to review our outside director compensation. In so doing, Mercer analyzed the outside director compensation levels and practices of our peer companies. Mercer used the same April 2008 peer group of 20 peer companies as were used to gather compensation information for our executive officers at that time. We refer you to the information under the heading “Compensation Discussion and Analysis — Setting Executive Compensation — Use of Peer Group and Other Market Data” for more information regarding the peer companies. In setting director compensation, we target compensation at the 50th to 75th percentile of companies in our peer group. Based on Mercer’s analysis of our director compensation program, our total direct compensation for the average director is aligned with the 75th percentile of our peer group, average total cash compensation for our directors is in line with the 50th percentile and the value of our equity director compensation is between the 50th and 75th percentile.

Our compensation for our outside directors for 2009 was comprised of both cash compensation and equity-based compensation. Our cash compensation was in the form of annual retainers for our board members, chairman of the board, committee chairs and committee members. Our equity-based compensation was in the form of initial and annual stock option and restricted stock grants. Each of these components is described in more detail below. We do not generally provide perquisites and other personal benefits to our outside directors.

Cash Compensation

The cash compensation paid to our outside directors consists of annual cash retainers paid to each board member, our chairman of the board, each board committee chair and each board committee member. The following table sets forth the annual cash retainers paid to our outside directors:

Annual Cash
Description	Retainer

Board Member	$36,000
Chairman of the Board*	25,000
Lead Independent Director*	10,000
Audit Committee Chair	20,000
Compensation Committee Chair	10,000
Nominating, Corporate Governance and Compliance Committee Chair	10,000
Audit Committee Member (including Chair)	7,500
Compensation Committee Member (including Chair)	5,000
Nominating, Corporate Governance and Compliance Committee Member (including Chair)	5,000

*	Annual cash retainer is paid to ev3’s Chairman of the Board or ev3’s Lead Independent Director if the Chairman of the Board is also ev3’s Chief Executive Officer.

The annual cash retainers are paid in the beginning of each calendar quarter. For example, the retainers paid in the beginning of the first calendar quarter are for the period from January 1 through March 31.

Daniel J. Levangie has served as our Chairman of the Board since April 2008 and the table under the heading “Corporate Governance — Board Committees” shows on which board committees the individual directors currently serve and the current chair of each board committee. In December 2009, we changed the composition of our board committees and our board chairs. Mr. Timbie became chair of our audit committee replacing Mr. Bakewell who was removed from the audit committee; Mr. Child became chair of our nominating, corporate governance and compliance committee replacing Mr. Timbie who was removed from the nominating, corporate governance and compliance committee; and Mr. Miclot became chair of our compensation committee replacing Mr. Levangie who was removed from the compensation committee. With respect to other changes in board committee composition, Mr. Child joined the audit committee and Messrs. Bakewell and Levangie joined the nominating, corporate governance and compliance committee.

In 2009, we did not pay our outside directors separate fees for attending board and board committee meetings and we currently do not pay such separate meeting fees.

We reimburse each member of our board of directors, including directors who are not outside directors, for out-of-pocket expenses incurred in connection with attending our board and board committee meetings.

Equity-Based Compensation

A substantial portion of our outside director compensation is linked to our common stock performance. Under our current policy regarding equity-based compensation for directors, outside directors, upon their initial election to our board, automatically receive $75,000, one-half of which is paid in stock options and the remaining one-half of which is paid in restricted stock. In addition, our outside directors automatically receive on an annual basis, effective as of the date of our annual meeting of stockholders, $150,000, one-half of which is paid in stock options and the remaining one-half of which is paid in restricted stock. All of these equity awards are granted under the ev3 Inc. Third Amended and Restated 2005 Incentive Stock Plan. All of these initial and annual stock options have a term of 10 years. The initial stock options and restricted stock grants vest over a two-year period, with 50 percent of the underlying shares vesting on the one-year anniversary of the date of grant and the remaining shares vesting on the two-year anniversary of the date of grant, in each case so long as the director is still a director as of such date. The annual stock options and restricted stock grants vest over a two-year period, with 50 percent of the underlying shares vesting on May 1 of the first calendar year following the date of grant and the remaining shares vesting on May 1 of the second calendar year following the date of grant, in each case so long as the director is still a director as of such date.

We refer you to notes 1 and 3 to the Director Compensation table above for a summary of all equity-based incentive awards granted to our directors, excluding Mr. Palmisano, during the fiscal year ended December 31, 2009. We refer you to notes 2 and 4 to the Director Compensation table above for a summary of all equity-based incentive awards held by our directors, excluding Mr. Palmisano, as of December 31, 2009. Information regarding all equity-based incentive award grants to Mr. Palmisano during the fiscal year ended December 31, 2009 is set forth under the heading “Executive Compensation — Grants of Plan-Based Awards” and information regarding all equity-based incentive awards held by Mr. Palmisano as of December 31, 2009 is set forth under the heading “Executive Compensation — Outstanding Equity Awards at Fiscal Year End.”

Indemnification Agreements

We have entered into agreements with all of our directors under which we are required to indemnify them against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he or she is or was one of our directors. We will be obligated to pay these amounts only if the director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we will be obligated to pay these amounts only if the director had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines. A copy of these corporate governance guidelines can be found on the Investors — Corporate Governance section of our corporate website at www.ev3.net. Among the topics addressed in our corporate governance guidelines are:

•	Board size, composition and qualifications

•	Majority voting for directors and resignation policy

•	Board leadership and lead independent director duties

•	Board and committee meetings

•	Executive sessions of independent directors

•	Appropriate information and access

•	Conflicts of interest

•	Change of principal occupation and board memberships

•	Board compensation

•	Loans to directors and executive officers

•	Board and committee evaluations

•	Succession planning

•	Selection of director nominees

•	Director attendance at annual meetings of stockholders

•	Meeting attendance by directors and non-directors

•	Limitations on other directorships

•	Board committees

•	Ability to retain advisors

•	Retirement and term limits

•	Stock ownership by directors and executive officers

•	Board interaction with corporate constituencies

•	CEO evaluation

•	Director continuing education

•	Communication with directors

Director Independence

The board of directors has affirmatively determined that eight of our nine current directors — John K. Bakewell, Jeffrey B. Child, Richard B. Emmitt, Douglas W. Kohrs, Daniel J. Levangie, John L. Miclot, Thomas E. Timbie and Elizabeth H. Weatherman — are “independent directors” under the Listing Rules of the NASDAQ Stock Market. The Listing Rules of the NASDAQ Stock Market provide a non-exclusive list of persons who are not considered independent. For example, under these rules, a director who is, or during the past three years was, employed by the company or by any parent or subsidiary of the company, other than prior employment as an interim chairman or chief executive officer, would not be considered independent. No director qualifies as independent unless the board of directors affirmatively determines that the director does not have a material relationship with the listed company that would interfere with the exercise of independent judgment. In making an affirmative determination that a director is an “independent director,” the board of directors reviewed and discussed information provided by these individuals and by us with regard to each of their business and personal activities as they may relate to us and our management.

Board Leadership Structure

Under our corporate governance guidelines, the office of Chairman of the Board and Chief Executive Officer may or may not be held by one person. The board of directors believes it is best not to have a fixed policy on this issue and that it should be free to make this determination based on what it believes is best under the circumstances. However, the board of directors does strongly endorse the concept of an independent director being in a position of leadership. Under our corporate governance guidelines, if at any time the Chief Executive Officer and Chairman of the Board positions are held by the same person, our board of directors will elect an independent director as a lead independent director. The lead independent director will have the following duties and responsibilities in addition to such other duties and responsibilities as may be determined by the board of directors from time to time:

•	chairing the executive sessions of the board’s independent directors and calling meetings of the independent directors;

•	determining the agenda for the executive sessions of the independent directors, and participating with the Chairman of the Board in establishing the agenda for board meetings;

•	coordinating feedback among the independent directors and our chief executive officer;

•	overseeing the development of appropriate responses to communications from stockholders and other interested persons addressed to the independent directors as a group; and

•	retaining, on behalf of the independent directors, legal counsel or other advisors as they deem appropriate in the conduct of their duties and responsibilities.

Robert J. Palmisano currently serves as our President and Chief Executive Officer and Daniel J. Levangie serves as our non-executive Chairman of the Board. Because the Chief Executive Officer and Chairman of the Board positions currently are not held by the same person, we do not have a lead independent director. We currently believe this leadership structure is in the best interests of our company and our stockholders and strikes the appropriate balance between the Chief Executive Officer’s responsibility for the strategic direction, day-to day-leadership and performance of our company and the Chairman’s responsibility to provide oversight of our company’s corporate governance and guidance to our chief executive officer and to set the agenda for and preside over board meetings.

At each regular board meeting, our independent directors meet in executive session with no company management present during a portion of the meeting. After each such executive session, our Chairman of the Board provides our Chief Executive Officer with actionable feedback from our independent directors.

Board Meetings and Attendance

Our board of directors held seven meetings during 2009. All of our directors attended 75 percent or more of the aggregate meetings of the board of directors (held during the period for which they had been a director) and all committees on which they served during 2009 (during the period that they served).

Board Committees

Our board of directors has three standing committees: audit committee, compensation committee and nominating, corporate governance and compliance committee. Each of these committees has the composition and responsibilities described below. Our board of directors may from time to time establish other committees to facilitate the management of our company and may change the composition and the responsibilities of our existing committees. Each committee has a charter which can be found on the Investors — Corporate Governance section of our corporate website at www.ev3.net.

The following table summarizes the current membership of each of our three board committees. Each of the members of the audit committee, compensation committee and nominating, corporate governance and compliance committee is an “independent director” under the Listing Rules of the NASDAQ Stock Market.

Nominating,
Corporate Governance
Director	Audit	Compensation	and Compliance

John K. Bakewell	—	—	✓
Jeffrey B. Child	✓	—	Chair
Richard B. Emmitt	✓	—	—
Douglas W. Kohrs	—	✓	—
Daniel J. Levangie	—	—	✓
John L. Miclot	—	Chair	—
Robert J. Palmisano	—	—	—
Thomas E. Timbie	Chair	—	—
Elizabeth H. Weatherman	—	✓	✓

Audit Committee

Responsibilities.  Our audit committee oversees a broad range of issues surrounding our accounting and financial reporting processes and audits of our financial statements. More specifically, our audit committee’s duties and responsibilities include, among others:

•	assist our board of directors in monitoring the integrity of our financial statements, our compliance with legal and regulatory requirements as they relate to our financial statements and financial reporting obligations, our independent registered public accounting firm’s qualifications and independence, and the performance of our internal audit function and independent registered public accounting firm;

•	assume direct responsibility for the appointment, compensation, retention and oversight of the work of any independent registered public accounting firm engaged for the purpose of performing any audit, review or attest services and for dealing directly with any such independent registered public accounting firm;

•	provide a medium for consideration of matters relating to any audit issues; and

•	prepare the audit committee report that the SEC rules require be included in our annual proxy statement or annual report on Form 10-K.

The audit committee reviews and evaluates, at least annually, the performance of the audit committee and its members, including compliance of the audit committee with its charter.

Composition.  The current members of our audit committee are Messrs. Child, Emmitt and Timbie. Mr. Timbie is the chair of our audit committee.

Each current member of our audit committee qualifies as “independent” for purposes of membership on audit committees pursuant to the Listing Rules of the NASDAQ Stock Market and the rules and regulations of the SEC and is “financially literate” as required by the Listing Rules of the NASDAQ Stock Market. In addition, our board of directors has determined that Mr. Timbie qualifies as an “audit committee financial expert” as defined by the rules and regulations of the SEC and meets the qualifications of “financial sophistication” under the Listing Rules of the NASDAQ Stock Market as a result of his previous experience as a chief financial officer of two public companies. These designations related to our audit committee members’ experience and understanding with respect to certain accounting and auditing matters are disclosure requirements of the SEC and the NASDAQ Stock Market and do not impose upon any of them any duties, obligations or liabilities that are greater than those generally imposed on a member of our audit committee or of our board of directors.

Meetings and Other Information.  The audit committee met nine times during 2009. At four of these meetings, the audit committee met in private session with our independent registered public accounting firm. Additional information regarding our audit committee and our independent registered public accounting firm is disclosed under the “— Audit Committee Report” section of this information statement.

Audit Committee Report

This report is furnished by the audit committee of our board of directors with respect to our consolidated financial statements for the year ended December 31, 2009.

One of the purposes of our audit committee is to oversee our accounting and financial reporting processes and the audit of our annual financial statements. Our management is responsible for the preparation and presentation of complete and accurate financial statements. Our independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an independent audit of our financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and for issuing a report on their audit.

In performing its oversight role, our audit committee has reviewed and discussed our audited financial statements for the fiscal year ended December 31, 2009 with our management. Management represented to the audit committee that our financial statements were prepared in accordance with generally accepted accounting principles. Our audit committee has discussed with Ernst & Young LLP, our independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, Communication With Audit Committees, as adopted by the Public Company Accounting Oversight Board in Rule 3200T and in effect for our fiscal year ended December 31, 2009. Our audit committee has received the written disclosures and the letter from Ernst & Young LLP required by the Public Company Accounting Oversight Board independence and ethics rule, Rule 3526 (Communication with Audit Committees Concerning Independence), as in effect for our fiscal year ended December 31, 2009. The audit committee has discussed with Ernst & Young LLP its independence and concluded that the independent registered public accounting firm is independent from our company and our management.

Based on the review and discussions of the audit committee described above, in reliance on the unqualified opinion of Ernst & Young LLP regarding our audited financial statements, and subject to the limitations on the role and responsibilities of the audit committee described above and in the audit committee’s charter, the audit committee recommended to our board of directors that our audited financial statements for the fiscal year ended

December 31, 2009 be included in our annual report on Form 10-K for the year ended December 31, 2009 for filing with the Securities and Exchange Commission.

Audit Committee

Thomas E. Timbie, Chair
Jeffrey B. Child
Richard B. Emmitt

Compensation Committee

Responsibilities.  Our compensation committee discharges our board’s responsibilities relating to compensation of our directors, officers and certain other executives and our overall compensation and benefits structure. More specifically, our compensation committee’s duties and responsibilities include, among others:

•	review and approve goals and objectives relevant to our chief executive officer and executive officer compensation and evaluate our chief executive officer and other executive officers’ performance in light of those goals and objectives;

•	review and approve any and all compensation for our chief executive officer and other executive officers;

•	review and make recommendations to our board concerning the adoption of and any amendment to our compensation plans for all directors and executive officers, including incentive compensation plans and equity-based plans, and perform the administrative functions of such plans;

•	review and discuss with management the “Compensation Discussion and Analysis” section of our annual meeting proxy statement and based on such review and discussions make a recommendation to our board as to whether the “Compensation Discussion and Analysis” section should be included in our annual report on Form 10-K and annual meeting proxy statement in accordance with applicable rules and regulations of the SEC and any other applicable regulatory bodies;

•	review and make recommendations to our board concerning compensation for non-employee members of our board, including retainers, meeting fees, committee fees, committee chair fees, equity compensation, benefits and perquisites; and

•	review and discuss with our chief executive officer and report periodically to the board of directors plans for executive officer development and corporate succession plan for our chief executive officer and other key executive officers and employees.

The compensation committee reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

Composition.  The current members of our compensation committee are Mr. Kohrs, Mr. Miclot and Ms. Weatherman. Mr. Miclot is the chair of our compensation committee. Each of the three current members of our compensation committee is an “independent director” under the Listing Rules of the NASDAQ Stock Market and an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended. Mr. Kohrs is a “non-employee director” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended.

Processes and Procedures for Consideration and Determination of Executive Compensation.  As described in more detail above under the heading “— Responsibilities,” our board has delegated to our compensation committee the responsibility, among other things, to approve any and all compensation payable to our executive officers, including annual salaries, incentive compensation, long-term incentive compensation and any special or supplemental benefits or perquisites, and to administer our equity and incentive compensation plans applicable to our executive officers. Our board has retained, however, the authority to approve the adoption of and any amendment to our compensation plans for all directors and executive officers, including incentive compensation plans and equity-based plans.

Under the terms of its written charter, the compensation committee has the power and authority, to the extent permitted by our bylaws and applicable law, to delegate all or a portion of its duties and responsibilities to a subcommittee of the compensation committee; provided, that any actions taken pursuant to any such delegation are reported to the compensation committee at its next meeting. The compensation committee has delegated its power and authority to review and approve the grant of stock options, restricted stock and other discretionary awards under our equity-based plans to a subcommittee of the compensation committee consisting solely of our “non-employee directors” which currently includes Mr. Kohrs. The compensation committee did not delegate any other duties and responsibilities to the chair, a subcommittee or any other members of the compensation committee during 2009.

In terms of the process of determining executive compensation, our compensation committee typically reviews the base salaries for all of our executive officers, including our named executive officers, at its annual December meeting. Final decisions concerning any salary changes are made at the compensation committee meeting in either December or January. Historically, at the December meeting, our compensation committee also establishes goals for the following year for our cash incentive plan, generally based on and consistent with the annual operating plan typically adopted by the board at that meeting. At its meeting in January of each year, our compensation committee typically determines the individual payout amounts under our cash incentive plan for the prior year and any base salary changes. Commencing in 2010, individual annual performance recognition grants under our equity incentive plan will be made sometime mid-year instead of in January in order to give the compensation committee another formal opportunity during the year to review executive compensation and recognize executive and other key employee performance.

Three members of our executive team play a role in our executive compensation process and regularly attend meetings of our compensation committee. Our Senior Vice President, Human Resources assists our compensation committee primarily by gathering compensation related data regarding our named executive officers and coordinating the exchange of such information and other executive compensation information among the members of our compensation committee, our compensation committee’s compensation consultant and management in anticipation of compensation committee meetings. Our Senior Vice President, Secretary and Chief Legal Officer assists our compensation committee primarily by educating the committee on executive compensation trends and best practices from a corporate governance perspective. Our President and Chief Executive Officer assists our compensation committee primarily by making formal recommendations regarding the amount and type of compensation to be paid to our executives (other than himself) and in so doing, shares information with the compensation committee from the annual performance reviews conducted with each of our executives. From time to time, our compensation committee also may request informal input on compensation related decisions from our Senior Vice President, Human Resources and our Senior Vice President, Secretary and Chief Legal Officer in light of their close participation in the process.

Our compensation committee has engaged a compensation consultant, Mercer (US) Inc., to provide information, analyses and advice regarding executive compensation. In so doing, at the request of the compensation committee, Mercer recommends a peer group of companies, collects relevant market data from these companies to allow the compensation committee to compare elements of our compensation program to those of our peers, provides information on executive compensation trends and implications for our company and makes other recommendations to the compensation committee regarding certain aspects of our executive compensation program. The compensation committee values especially Mercer’s benchmarking information and input regarding best practices and trends in executive compensation matters. To help determine the appropriate levels of compensation for each principal element of our executive compensation program, our compensation committee annually reviews the compensation levels of our named executive officers and other executives against the compensation levels of comparable positions with companies similar to ev3 in terms of products, operations and revenues. The compensation committee believes that compensation paid by peer group companies is representative of the compensation required to attract, retain and motivate ev3’s executive talent, which is why one of the goals and philosophies of the compensation committee is to target base compensation and total compensation at the 50th to 75th percentile of companies in our peer group.

In addition to the executive compensation work performed by Mercer for the compensation committee during 2009, for which Mercer was paid approximately $124,964, management engaged Mercer to provide other compensation consulting services, for which Mercer was paid approximately $12,813. The compensation committee has established procedures that it considers adequate to ensure that Mercer’s advice to the compensation committee remains objective and is not influenced by our management. These procedures include: the compensation committee has the sole authority to hire and fire Mercer; a direct reporting relationship of the Mercer consultant to the compensation committee including a summary of the work performed for our company during the preceding 12 months; and written assurances from Mercer that, within the Mercer organization, the Mercer consultant who performs services for our company has a reporting relationship and compensation determined separately from Mercer’s other lines of business and from its other work for our company. The compensation committee believes that the provision of such other services by Mercer does not compromise Mercer’s ability to provide the compensation committee an objective perspective on executive compensation. Our management, principally our Senior Vice President, Human Resources and the chair of our compensation committee, regularly consult with representatives of Mercer and generally meet with Mercer representatives prior to each compensation committee meeting. A representative of Mercer is invited on a regular basis to attend, and usually does attend, meetings of our compensation committee. All of the recommendations and decisions by our compensation committee and board of directors with respect to determining the amount or form of executive compensation under our executive compensation program were made by the compensation committee and board of directors, as the case may be, alone and may reflect factors and considerations other than the information and advice provided by Mercer.

In making final decisions regarding the form and amount of compensation to be paid to our named executive officers (other than our President and Chief Executive Officer), our compensation committee considers the recommendations of our President and Chief Executive Officer but also considers other factors, such as those listed under the heading “Compensation Discussion and Analysis — Setting Executive Compensation — Role of Compensation Committee.” The compensation committee gives great weight to the recommendations of our President and Chief Executive Officer recognizing that due to his reporting and otherwise close relationship with each executive, the President and Chief Executive Officer often is in a better position than the compensation committee to evaluate the performance of each executive (other than himself). In making its final decision regarding the form and amount of compensation to be paid to our President and Chief Executive Officer, the compensation committee considers the results of the President and Chief Executive Officer’s self-review and his individual annual performance review by the compensation committee and the recommendations of other board members. Final deliberations and decisions regarding the compensation to be paid to each of our executives are made by the compensation committee without the presence of such executive.

Processes and Procedures for Consideration and Determination of Director Compensation.  As described in more detail above under the heading “— Responsibilities,” our board of directors has delegated to our compensation committee the responsibility, among other things, to review and make recommendations to our board concerning compensation for non-employee members of our board, including retainers and any other cash compensation, equity compensation, benefits and perquisites. Decisions regarding director compensation made by our compensation committee are not considered final and are subject to final review and approval by our entire board. Under the terms of its written charter, the compensation committee has the power and authority, to the extent permitted by our bylaws and applicable law, to delegate all or a portion of its duties and responsibilities to a subcommittee of the compensation committee; provided, that any actions taken pursuant to any such delegation are reported to the compensation committee at its next meeting. The compensation committee has not generally delegated any of its duties and responsibilities regarding director compensation to subcommittees, the chair or any other members of the compensation committee, but rather has taken such actions as a committee, as a whole.

Our Senior Vice President, Human Resources assists the compensation committee in gathering compensation related data regarding director compensation. In making final recommendations to the board regarding compensation to be paid to our non-employee directors, the compensation committee considers general market information regarding director compensation, including benchmarking information gathered by Mercer, and other factors that may be relevant.

Our compensation committee has engaged Mercer to provide information, analyses and advice regarding director compensation. In so doing, at the request of the compensation committee, Mercer collected relevant market data from the same peer group of companies used in connection with our determination of executive compensation to allow the compensation committee to compare elements of our director compensation program to those of our peers, provided information on director compensation trends and implications for our company and made other recommendations to the compensation committee regarding certain aspects of our director compensation program. In setting director compensation, our compensation committee targets director compensation at the 50th to 75th percentile of companies in our peer group. As with executive compensation, the compensation committee values Mercer’s benchmarking information and input regarding best practices and trends in director compensation matters.

In making final decisions regarding compensation to be paid to our non-employee directors, the board gives considerable weight to the recommendations of our compensation committee.

Meetings and Other Information.  Our compensation committee met nine times during 2009. Additional information regarding our compensation committee is disclosed under the “Compensation Discussion and Analysis” and “Executive Compensation — Compensation Committee Report” sections of this information statement.

Nominating, Corporate Governance and Compliance Committee

Responsibilities.  Our nominating, corporate governance and compliance committee provides assistance to our board in fulfilling its responsibilities relating to the nomination of directors and the oversight of corporate governance processes of our company and our compliance efforts with respect to legal and regulatory requirements and relevant company policies and procedures, including our Code of Business Conduct and Corporate Compliance Program, other than with respect to matters relating to our financial statements and financial reporting obligations and any accounting, internal accounting controls or auditing matters, which remain within the purview of our audit committee.

More specifically, our nominating, corporate governance and compliance committee’s duties and responsibilities include, among other things:

•	review and make recommendations to our board regarding the structure and composition of the board and its members;

•	identify individuals qualified to become members of our board;

•	make recommendations to the board regarding nominees for director for each annual meeting of our stockholders and to fill any vacancies that may occur between meetings of our stockholders;

•	make recommendations to our board regarding corporate governance matters and practices, including any revisions to our corporate governance guidelines; and

•	oversee our compliance efforts with respect to legal and regulatory requirements and relevant policies and procedures, including our Code of Business Conduct and Corporate Compliance Program, other than with respect to matters relating to our financial statements and financial reporting obligations and any accounting, internal accounting controls or auditing matters (which are within the purview of the audit committee).

The nominating, corporate governance and compliance committee reviews and evaluates, at least annually, the performance of the nominating, corporate governance and compliance committee and its members, including compliance of the nominating, corporate governance and compliance committee with its charter.

Composition.  The current members of our nominating, corporate governance and compliance committee are Mr. Bakewell, Mr. Child, Mr. Levangie and Ms. Weatherman. Mr. Child is the chair of our nominating, corporate governance and compliance committee. Each of the four members of our nominating, corporate governance and compliance committee is an “independent director” under the Listing Rules of the NASDAQ Stock Market.

Processes and Procedures for Selecting Nominees for Our Board of Directors.  In selecting director nominees for recommendation to our board of directors, the nominating, corporate governance and compliance committee first determines whether the incumbent directors whose terms expire at the meeting are qualified to serve, and wish to continue to serve, on the board. Our board believes that our company and stockholders benefit from the continued service of qualified incumbent directors because those directors have familiarity with and insight into our corporate affairs that they have accumulated during their tenure with the company. Appropriate continuity of board membership also contributes to our board’s ability to work as a collective body. Accordingly, it is the general practice of the nominating, corporate governance and compliance committee to recommend to our board and our board to re-nominate an incumbent director whose term expires at the upcoming annual meeting of stockholders if the director wishes to continue his or her service with our board, the director continues to satisfy our board’s criteria for membership on the board, the nominating, corporate governance and compliance committee believes the director continues to make important contributions to the board, and there are no special, countervailing considerations against re-nomination of the director.

In identifying and evaluating new candidates for election to our board, the nominating, corporate governance and compliance committee first solicits recommendations for nominees from persons whom the committee believes are likely to be familiar with candidates having the qualifications, skills and characteristics required for board nominees from time to time. Such persons may include current members of our board and our senior management. In addition, from time to time, if appropriate, the nominating, corporate governance and compliance committee may engage a search firm to assist it in identifying and evaluating qualified candidates.

The nominating, corporate governance and compliance committee reviews and evaluates each candidate whom it believes merits serious consideration, taking into account available information concerning the candidate, any qualifications or criteria for board membership established by the nominating, corporate governance and compliance committee, the existing composition of the board, and other factors that it deems relevant. In conducting its review and evaluation, the nominating, corporate governance and compliance committee may solicit the views of our management, our board members and any other individuals it believes may have insight into a candidate. The nominating, corporate governance and compliance committee may designate one or more of its members and/or other board members to interview any proposed candidate.

The nominating, corporate governance and compliance committee will consider recommendations for the nomination of directors submitted by our stockholders that comply with the procedural requirements set forth in our bylaws. The nominating, corporate governance and compliance committee will evaluate candidates recommended by stockholders in the same manner as those recommended as stated above.

There are no formal requirements or minimum qualifications that a candidate must meet in order for our nominating, corporate governance and compliance committee to recommend the candidate to the board. The nominating, corporate governance and compliance committee believes that each nominee should be evaluated based on his or her merits as an individual, taking into account the needs of our company and the board at the time. However, in evaluating candidates, there are a number of criteria that the nominating, corporate governance and compliance committee generally view as relevant and are likely to consider. Some of these factors include:

•	whether the candidate is an “independent director” under the Listing Rules of the NASDAQ Stock Market and meets any other applicable independence tests under the federal securities laws and rules and regulations of the SEC;

•	whether the candidate is “financially sophisticated” and otherwise meets the requirements for serving as a member of an audit committee under the Listing Rules of the NASDAQ Stock Market;

•	whether the candidate is an “audit committee financial expert” under the rules and regulations of the SEC;

•	the needs of our company with respect to the particular talents and experience of our directors;

•	the personal and professional integrity and reputation of the candidate;

•	the candidate’s level of education and business experience;

•	the candidate’s broad-based business acumen;

•	the candidate’s level of understanding of our business and its industry and other industries relevant to our business;

•	the candidate’s ability and willingness to devote adequate time to work of our board and its committees;

•	the fit of the candidate’s skills and personality with those of other directors and potential directors in building a board that is effective, collegial and responsive to the needs of our company;

•	whether the candidate possesses strategic thinking and a willingness to share ideas;

•	the candidate’s diversity of experiences, expertise and background; and

•	the candidate’s ability to represent the interests of all stockholders and not a particular interest group.

While we do not have a stand-alone diversity policy, in considering whether to recommend any director nominee, including candidates recommended by stockholders, the nominating, corporate governance and compliance committee will consider the factors above, including the candidate’s diversity of experiences, expertise and background. The nominating, corporate governance and compliance committee seeks nominees with a broad diversity of experience, expertise and backgrounds. The nominating, corporate governance and compliance committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a significant mix of experience, knowledge and abilities that will allow the board to fulfill its responsibilities.

The nominating, corporate governance and compliance committee may, in its discretion, form a subcommittee to assist the committee with the identification and review of potential director candidates. Any such subcommittee may be comprised of members of our board who do not serve on the nominating, corporate governance and compliance committee and shall report directly to the committee.

Meetings.  Our nominating, corporate governance and compliance committee met four times during 2009.

Code of Business Conduct

Our Code of Business Conduct applies to all of our employees, officers and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and meets the requirements of the SEC. A copy of our Code of Business Conduct is available on the Investors — Corporate Governance section of our corporate website at www.ev3.net.

Stock Ownership Guidelines

In 2009, we established stock ownership guidelines for directors and executive officers. The intent of the guidelines is to align the interests of our directors and executives with the interests of our stockholders and to demonstrate our continued commitment to sound corporate governance. Stock ownership targets for directors are set at an aggregate market value equal to four times the amount of the annual retainer for directors, or $144,000. Stock ownership targets for executives are set at that number of shares of our common stock with a value equal to a multiple of the executive’s annual base salary, with the multiple equal to two times for senior vice presidents, three times for executive vice presidents and four times for our chief executive officer.

Until the applicable stock ownership target is achieved, each director and executive subject to the guidelines is required to retain an amount equal to 75% of the net shares received as a result of the exercise of stock options or the vesting of restricted stock or restricted stock units. Because directors and executives must retain a percentage of shares resulting from any exercise of ev3 stock options or the vesting of restricted stock or restricted stock units until they achieve the specified target, there is no minimum time period required to achieve the applicable stock ownership target.

Stock ownership targets are determined by including stock acquired through the open market, upon stock option exercises, purchased under our employee stock purchase plan, deferred compensation payable solely in shares of our common stock, shares held in benefit plans and restricted stock (both vested and unvested) that vests based on the passage of time. If there is a significant decline in our stock price that causes directors or executives to be out of compliance, such directors and executives will be subject to the 75% retention ratio, but will not be required to purchase additional shares to meet the applicable target.

Our compensation committee reports on compliance with the guidelines at least annually to our board of directors. Stock ownership targets are evaluated and adjusted as necessary on January 1st each year and also whenever an executive’s annual base salary changes. As of January 1, 2010, all of our directors and executives met their respective individual stock ownership guideline, except for Mr. Palmisano, Mr. McCormick, Mr. Girin and

Mr. Wall. As of such date, Mr. Palmisano, Mr. McCormick and Mr. Wall had only been executives of our company for approximately 20 months, 11 months and two months, respectively. In addition, unlike other executives, until recently Mr. Girin because of his French residence received restricted stock units, or RSUs, as opposed to restricted stock. Unlike restricted stock, RSUs, like stock options, do not count toward our stock ownership guidelines. If Mr. Girin’s RSUs counted toward the guidelines, he would have been in compliance with his individual stock ownership guideline.

Board Oversight of Risk

The board of directors as a whole has responsibility for risk oversight, with more in-depth reviews of certain areas of risk being conducted by the relevant board committees that report on their deliberations to the full board. The oversight responsibility of the board and its committees is enabled by management reporting processes that are designed to provide information to the board about the identification, assessment and management of critical risks and management’s risk mitigation strategies. The areas of risk that we focus on include regulatory, compliance, legal, compensation, competitive, operational, financial (accounting, credit, liquidity and tax), health, safety and environment, economic, political and reputational risks.

The board’s standing committees oversee risks associated with their respective principal areas of focus. The audit committee’s role includes a particular focus on the qualitative aspects of financial reporting to stockholders, on our processes for the management of business and financial risk, and for compliance with significant applicable legal, ethical and regulatory requirements as they relate to our financial statements and financial reporting obligations. The audit committee, along with management, is also responsible for developing and participating in a process for review of important financial and operating topics that present potential significant risk to our company. The compensation committee is responsible for overseeing risks and exposures associated with our compensation programs and arrangements, including our executive and director compensation programs and arrangements, and management succession planning. The nominating, corporate governance and compliance committee oversees risks relating to our compliance efforts with respect to legal and regulatory requirements and relevant company policies and procedures, including our Code of Business Conduct and Corporate Compliance Program, and risks related to our corporate governance matters and policies and director succession planning.

We recognize that a fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the company. The involvement of our full board of directors in setting our business strategy is a key part of the board’s assessment of management’s appetite for risk and also a determination of what constitutes an appropriate level of risk for our company.

We believe our current board leadership structure is appropriate and helps ensure proper risk oversight for our company for a number of reasons, including: (1) general risk oversight by our full board of directors in connection with its role in reviewing our five-year strategic plan and reviewing and approving our annual operating plan that sets forth our key business strategies and then monitoring on an on-going basis the implementation of our annual operating plan and key business strategies; (2) more detailed oversight by our standing board committees that are currently comprised of and chaired by our independent directors; and (3) the focus of our Chairman of the Board on allocating appropriate Board agenda time for discussion regarding the implementation of our annual operating plan and key business strategies and specifically risk management.

Policy Regarding Director Attendance at Annual Meetings of Stockholders

It is the policy of our board of directors that directors standing for re-election should attend our annual meeting of stockholders, if their schedules permit. One of our nine then current directors, Mr. Palmisano, attended our annual meetings of stockholders in May 2009 and in May 2010.

Process Regarding Stockholder Communications with Board of Directors

Stockholders may communicate with our board of directors or any one particular director by sending correspondence, addressed to our Corporate Secretary, ev3 Inc., 3033 Campus Drive, Plymouth, Minnesota 55441, with an instruction to forward the communication to our board or one or more particular directors. Our

Corporate Secretary will promptly forward all such stockholder communications to our board or the one or more particular directors, with the exception of any advertisements, solicitations for periodical or other subscriptions and other similar communications.

EXECUTIVE OFFICERS

Our executive officers, their ages and positions held, as of June 7, 2010, are as follows:

Name	Age	Position

Robert J. Palmisano	65	President and Chief Executive Officer
Pascal E.R. Girin	50	Executive Vice President and Chief Operating Officer
Stacy Enxing Seng	45	Executive Vice President and President, Worldwide Peripheral Vascular
Kevin M. Klemz	48	Senior Vice President, Secretary and Chief Legal Officer
Christine R. Kowalski	53	Senior Vice President of Operations
Shawn McCormick	46	Senior Vice President and Chief Financial Officer
Gregory Morrison	47	Senior Vice President, Human Resources
David H. Mowry	47	Senior Vice President and President, Worldwide Neurovascular
Julie D. Tracy	49	Senior Vice President, Chief Communications Officer
Brett A. Wall	45	Senior Vice President and President, International

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Information regarding the business experience of our executive officers is set forth below.

Robert J. Palmisano has served as our President and Chief Executive Officer and as one of our directors since April 2008. Mr. Palmisano served as President and Chief Executive Officer of IntraLase Corp., a company engaged in the design, development and manufacture of laser products for vision correction, from April 2003 to April 2007, when IntraLase was acquired by Advanced Medical Optics, Inc. From April 2001 to April 2003, Mr. Palmisano was the President, Chief Executive Officer and a director of MacroChem Corporation, a development stage pharmaceutical corporation. From April 1997 to January 2001, Mr. Palmisano served as President and Chief Executive Officer and a director of Summit Autonomous, Inc., a global medical products company that was acquired by Alcon, Inc. in October 2000. Prior to 1997, Mr. Palmisano held various executive positions with Bausch & Lomb Incorporated, a global eye care company. Mr. Palmisano earned his B.A. in Political Science from Providence College. Mr. Palmisano serves on the board of directors of Osteotech, Inc., a publicly held company, and Baush & Lomb Incorporated, Songbird Hearing Inc., OraMetrix, Inc. LenSX Lasers, Inc. and I-Therapeutix Inc., privately held companies. During the past five years, Mr. Palmisano previously served on the board of directors of Abbott Medical Optics Inc.

Pascal E.R. Girin has served as our Executive Vice President and Chief Operating Officer since January 2010. Mr. Girin served as our Executive Vice President and President, Worldwide Neurovascular and International from July 2008 to December 2009. Mr. Girin served as our Senior Vice President from August 2007 to July 2008 and President, International from August 2005 to October 2009. Mr. Girin previously served as our General Manager, Europe from September 2003 to July 2005. From September 1998 to August 2003, Mr. Girin served in various capacities at BioScience Europe Baxter Healthcare Corporation, most recently as Vice President. Mr. Girin received an Engineering Education at the French Ecole des Mines.

Stacy Enxing Seng has served as our Executive Vice President and President, Worldwide Peripheral Vascular since January 2010. Prior to January 2010, Ms. Enxing Seng served as Executive Vice President and President, U.S. Peripheral Vascular since December 2008. Prior to December 2008, Ms. Enxing Seng served as President, FoxHollow Technologies Division since October 2007, Senior Vice President since August 2007 and President, Peripheral Vascular Division since March 2005. Ms. Enxing Seng also previously served as our Vice President, Marketing and New Business Development. Ms. Enxing Seng has served in various positions at our company since

April 2001. Ms. Enxing Seng has been in the endovascular business since joining Scimed Life Systems, Inc. in 1993, and immediately prior to joining ev3, she served as Vice President of Global Marketing for the cardiology division at Boston Scientific/Scimed. Ms. Enxing Seng has a Bachelor of Arts in Public Policy from Michigan State University and a Master of Business Administration from Harvard University.

Kevin M. Klemz has served as our Senior Vice President since August 2007 and Secretary and Chief Legal Officer since January 2007. Prior to joining ev3, Mr. Klemz was a partner in the law firm Oppenheimer Wolff & Donnelly LLP where he was a corporate lawyer for over 20 years. Mr. Klemz has a Bachelor of Arts in Business Administration from Hamline University and a Juris Doctorate from William Mitchell College of Law.

Christine R. Kowalski has served as our Senior Vice President of Operations since March 2010. From April 2006 to March 2010, Ms. Kowalski served as Group Vice President (Multi-Plant) Operations for Boston Scientific. Prior to Boston Scientific, Ms. Kowalski served as Vice President of Operations for Guidant’s Vascular Intervention business unit from October 2003 to April 2006. From May 2000 to September 2003, Ms. Kowalski served as Vice President of Global Control (financial audit) and Reengineering for Guidant. Prior to that, Ms. Kowalski held various other positions with Guidant, including serving as the General Manager for Puerto Rico manufacturing operations. Ms. Kowalski has a Bachelor of Science Degree in Business Administration from the University of North Dakota and a Master of Science Degree in Management from Purdue University’s Krannert Graduate School of Management. Ms. Kowalski is a Certified Public Accountant (inactive).

Shawn McCormick has served as our Senior Vice President and Chief Financial Officer since January 2009. Prior to joining ev3, Mr. McCormick served as Vice President, Corporate Development at Medtronic, Inc., a global medical device company, where he was responsible for leading Medtronic’s worldwide business development activities and previously had served in key corporate and divisional financial leadership roles within the Medtronic organization. Mr. McCormick joined Medtronic in July 1992 and held various finance positions during his tenure. From May 2008, he served as Vice President, Corporate Technology and New Ventures of Medtronic. From July 2002 to July 2007, he was Vice President, Finance for Medtronic’s Spinal, Biologics and Navigation business. Prior to that, Mr. McCormick held various other positions with Medtronic, including Corporate Development Director, Principal Corporate Development Associate, Manager, Financial Analysis, Senior Financial Analyst and Senior Auditor. Prior to joining Medtronic, he spent almost four years with the public accounting firm KPMG Peat Marwick. Mr. McCormick earned his Master of Business Administration from the University of Minnesota’s Carlson School of Management and his Bachelor of Science in Accounting from Arizona State University. He is a Certified Public Accountant (inactive).

Gregory Morrison has served as our Senior Vice President, Human Resources since August 2007 and from March 2002 to August 2007 as our Vice President, Human Resources. From March 1999 to February 2002, Mr. Morrison served as Vice President of Organizational Effectiveness for Thomson Legal & Regulatory, a division of The Thomson Corporation that provides integrated information solutions to legal, tax, accounting, intellectual property, compliance, business and government professionals. Mr. Morrison has a Bachelor of Arts in English and Communications from North Adams State College and a Master of Arts in Corporate Communications from Fairfield University.

David H. Mowry has served as our Senior Vice President and President, Worldwide Neurovascular since January 2010. From July 2008 to December 2009, Mr. Mowry served as Senior Vice President, Strategic and Corporate Operations and from October 2007 to July 2008, served as Senior Vice President, Corporate Manufacturing. Prior to October 2007, Mr. Mowry served as Vice President of Operations for ev3 Neurovascular since November 2006. From February 2004 to November 2006, Mr. Mowry served as Vice President of Operations and Logistics at the Zimmer Spine division of Zimmer Holdings Inc., a reconstructive and spinal implants, trauma and related orthopaedic surgical products company. Prior to Zimmer, Mr. Mowry was the President and Chief Operating Officer of HeartStent Corp., a medical device company. Mr. Mowry is a graduate of the United States Military Academy in West Point, New York with a degree in Engineering and Mathematics.

Julie D. Tracy has served as our Senior Vice President and Chief Communications Officer since January 2008. From March 2007 to November 2007, Ms. Tracy served as Vice President, Chief Communications Officer of Kyphon Inc., a medical device company that was purchased by Medtronic, Inc. in November 2007. From April 2005 to March 2007, Ms. Tracy served as Vice President, Investor Relations and Corporate Marketing of Kyphon Inc.

From January 2003 to April 2005, Ms. Tracy served as Vice President of Marketing at Kyphon Inc. Prior to joining Kyphon Inc., Ms. Tracy held senior level positions in marketing, business development and reimbursement at Thoratec Corporation from January 1998 to January 2003. Ms. Tracy has a Bachelor of Science in Business Administration from the University of Southern California and a Master of Business Administration from Pepperdine University.

Brett A. Wall has served as our Senior Vice President and President, International since October 2009. From August 2008 to October 2009, Mr. Wall served as Vice President, Sales and Marketing for ev3 Neurovascular. Mr. Wall has served in various Vice President positions since April 2001. Mr. Wall served as Vice President of Marketing for ev3 Peripheral Vascular from January 2008 to August 2008, Vice President of Marketing for ev3 Neurovascular from April 2007 to January 2008, Vice President of Marketing for ev3 Peripheral Vascular from November 2005 to April 2007 and Vice President of Marketing for ev3 Neurovascular from April 2001 to November 2005. Mr. Wall was an early employee of MicroTherapeutics, Inc., serving in a variety of positions. We acquired MicroTherapeutics in 2006. From September 1995 to September 2000, Mr. Wall served in a variety of positions for Boston Scientific including Director of Cardiovascular Marketing for the Asia Pacific region. Mr. Wall holds a Bachelor of Science Degree in Comprehensive Business Administration from the University of Nebraska at Kearney.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis describes the material elements of the compensation awarded to, earned by or paid to:

•	our current President and Chief Executive Officer, Robert J. Palmisano;

•	our current Senior Vice President and Chief Financial Officer, Shawn McCormick;

•	our former Senior Vice President and Chief Financial Officer, Patrick D. Spangler;

•	our current Executive Vice President and Chief Operating Officer, Pascal E.R. Girin;

•	our current Executive Vice President and President, Worldwide Peripheral Vascular, Stacy Enxing Seng; and

•	our current Senior Vice President and President, International, Brett A. Wall.

These individuals are referred to in this information statement as our “named executive officers.” The discussion below focuses on the information contained in the tables and related footnotes and narrative primarily for 2009 under the heading “Executive Compensation” found elsewhere in this information statement, but also describes compensation actions taken during 2008 and 2010 to the extent we believe such disclosure enhances the understanding of our executive compensation disclosure for 2009.

Compensation Objectives and Philosophy

Our executive compensation program is designed to:

•	attract and retain executives important to the success of our company and the creation of value for our stockholders;

•	reinforce our corporate mission, vision and values;

•	motivate our executives to help fulfill our corporate mission and vision, including more specific and focused company performance objectives, while incorporating our shared values;

•	align the interest of our executives with the interests of our stockholders; and

•	reward our executives for progress toward our corporate mission and vision, the achievement of company performance objectives, the creation of stockholder value in the short and long term and their contributions, in general, to the success of our company.

In order to achieve these objectives, our compensation committee makes compensation decisions based on the following philosophies and principles:

•	We target base compensation and total compensation at the 50th to 75th percentile of companies in our peer group, with the opportunity to earn total compensation above the market median when the performance of our business meets or exceeds our plan targets.

•	As a performance-driven company, we favor having a significant component of compensation that is variable and tied to results and achievement over solely fixed compensation.

•	The portion of an executive’s total compensation that varies with performance and is therefore at risk should increase with the level of an individual’s responsibility.

•	In order to foster cooperation and communication among our executives and among their respective teams, our compensation committee places primary emphasis on company and business unit performance as measured against goals approved by our compensation committee rather than individual performance.

•	We seek to align the interests of our executives with those of our stockholders by providing a significant portion of compensation in stock-based awards.

•	We seek to limit the use of perquisites and believe they should not be a significant component of executive compensation. Perquisites are provided when customary in a specific geography (non-U.S. executives) or when necessary to attract and retain key executive talent.

Our compensation committee reviews and approves our compensation objectives and philosophy on an annual basis.

Business Context in Which 2009 Compensation Decisions Were Made

Our top business goals for 2009 were to grow at or above market rates, achieve sustained profitability, generate cash and expand our global position in the peripheral vascular and neurovascular markets to deliver superior long-term value to our stockholders. During 2009, we achieved GAAP profitability and cash generation, and our operating results reflected above market sales growth in both our peripheral vascular and neurovascular segments, continued expansion of our international business, significant improvement in our gross margins and continued expense control. Our net product sales increased 12% to $449.1 million for the year ended December 31, 2009 compared to the year ended December 31, 2008 driven by strong results across all product categories, with the exception of our plaque excision products. We added several breakthrough products to our broad endovascular portfolio that we believe will contribute to our sales in 2010, including our Pipeline Embolization Devicetm, which we acquired in connection with our acquisition of Chestnut Medical Technologies, Inc. during the second quarter 2009, and our TurboHawktm Peripheral Plaque Excision System, which we commercially introduced during the third quarter 2009. Our stock price increased over 118% during 2009 and closed at $13.34 per share on December 31, 2009.

We believe our executive compensation strategy to attract, retain, motivate and reward executives was effective in 2009. We attracted new talent by hiring a new Senior Vice President and Chief Financial Officer. We retained talent by promoting three of our other named executive officers and providing them appropriate and reasonable compensation. And we motivated our executives to achieve our business goals and priorities by setting corporate and divisional financial performance objectives of revenue, operating profit, days sales outstanding and inventory days on hand and additional individual specific management objectives, most of which were achieved at or near, or in some cases, above targeted performance.

Setting Executive Compensation

Role of Compensation Committee.  The responsibilities of our compensation committee include approving the compensation payable to our executive officers, including our President and Chief Executive Officer, and administering our equity and incentive compensation plans. Although final decisions regarding executive officer compensation, including compensation to be paid to our President and Chief Executive Officer, are typically made by our compensation committee, at times, our full board of directors will approve such arrangements upon recommendation of the compensation committee. For example, with respect to the compensation package for our current President and Chief Executive Officer, our full board of directors approved such arrangement upon recommendation of the compensation committee. The compensation committee determined to present its approval of the then new CEO compensation package as a recommendation to the full board of directors as opposed to final approval in light of the significance of the position to our company, the nature and total amount of the compensation package and, to a lesser extent, the fact that the board of directors was convening on the same day to approve the appointment of the CEO.

Information about our compensation committee and its composition, processes and responsibilities can be found under the heading “Corporate Governance — Board Committees — Compensation Committee.” In setting executive compensation for our named executive officers, the compensation committee considers the following primary factors:

•	each executive’s position within the company and the level of responsibility;

•	the ability of the executive to impact key business initiatives;

•	the executive’s individual experience and qualifications;

•	compensation paid to executives of comparable positions by companies similar to ev3;

•	an assessment of the risk that the executive would leave our company and the harm to our company’s business initiatives if the executive left;

•	company performance, on an overall basis and, in the case of some executives on a divisional basis, as compared to specific pre-established objectives;

•	individual performance, generally and as compared to specific pre-established objectives;

•	the executive’s current and historical compensation levels;

•	advancement potential and succession planning considerations;

•	the retention value of executive equity holdings, including outstanding stock options and stock grants;

•	the dilutive effect on our shareholders of equity-based long-term incentive awards;

•	anticipated compensation expense as determined under applicable accounting rules; and

•	“tally” sheets which detail for each executive his or her annual compensation for the last two years and an estimate for the current year, vested and unvested values of all outstanding equity awards at an assumed stock price and change in control and severance benefits potentially payable in the event of a change in control and under a termination without cause scenario, as described in more detail below under the heading “— Use of Tally Sheets.”

The compensation committee also considers the recommendations of our President and Chief Executive Officer with respect to executive compensation to be paid to other executive officers and the compensation committee’s compensation consultant in determining executive compensation for the President and Chief Executive Officer and other executive officers. The significance of any individual factor described above in setting executive compensation will vary from year to year and may vary among our named executive officers.

Role of Management.  Three members of our executive team play a role in our executive compensation process and regularly attend meetings of our compensation committee. Our Senior Vice President, Human Resources assists our compensation committee primarily by gathering compensation related data regarding our named executive officers and coordinating the exchange of such information and other executive compensation information among the members of our compensation committee, our compensation committee’s compensation consultant and management in anticipation of compensation committee meetings. Our Senior Vice President, Secretary and Chief Legal Officer assists our compensation committee primarily by educating the committee on executive compensation trends and best practices from a corporate governance perspective. Our President and Chief Executive Officer assists our compensation committee primarily by making formal recommendations regarding the amount and type of compensation to be paid to our executives (other than himself). From time to time, our compensation committee also may request informal input on compensation related decisions from our Senior Vice President, Human Resources and our Senior Vice President, Secretary and Chief Legal Officer in light of their close participation in the process.

Our President and Chief Executive Officer makes recommendations to our compensation committee regarding the compensation to be paid to each executive (other than himself). In making such recommendations, our President and Chief Executive Officer considers many of the same factors listed above that the compensation committee considers in setting executive compensation. In particular, the President and Chief Executive Officer considers the peer group or market data and the results of each executive’s individual annual performance review.

After the end of each fiscal year, each executive participates in an annual performance review with our President and Chief Executive Officer to provide input about the executive’s performance for the year. During this review, the achievement level of the executive’s individual management performance objectives (known internally as MBOs) established in connection with our short-term cash incentive plan are discussed and determined, as well as the executive’s general business job performance and performance specifically in furtherance of ev3’s mission, values and vision and its quality policy. As part of this review, each executive assigns an achievement level to each of the MBOs and other performance metrics, including a brief narrative report supporting the ratings, and an overall achievement level. Our President and Chief Executive Officer next assigns an achievement level to each of the MBOs and other performance metrics, includes a brief narrative report supporting the ratings and reviews each executive’s overall achievement level for the MBOs and the overall achievement level for executive’s general performance review to ensure that it is correct. In so doing, the President and Chief Executive Officer and each executive have a discussion about their assigned achievement levels. The President and Chief Executive Officer then shares the results for each executive with the compensation committee and makes recommendations to the compensation committee regarding the form and amount of compensation to be paid to each executive (other than himself).

The performance of our President and Chief Executive Officer is also evaluated after the end of each fiscal year by our compensation committee. In connection with such review, our President and Chief Executive Officer performs a self-review that is circulated to the members of the compensation committee. In evaluating the performance of our President and Chief Executive Officer, the compensation committee reviews the self-review, discusses the performance of the President and Chief Executive Officer amongst its members, seeks the input of other members of our board of directors, as well as other members of our executive team. In assessing the performance of our President and Chief Executive Officer, the compensation committee evaluates primarily our corporate financial performance, our progress towards fulfilling our business initiatives and the President and Chief Executive Officer’s leadership.

In making its final decision regarding the form and amount of compensation to be paid to our named executive officers (other than our President and Chief Executive Officer), our compensation committee considers the recommendations of our President and Chief Executive Officer. The compensation committee gives great weight to the recommendations of our President and Chief Executive Officer recognizing that due to his reporting and otherwise close relationship with each executive, the President and Chief Executive Officer often is in a better position than the compensation committee to evaluate the performance of each executive (other than himself). In making its final decision regarding the form and amount of compensation to be paid to our President and Chief Executive Officer, the compensation committee considers the results of the President and Chief Executive Officer’s self-review and his individual annual performance review by the compensation committee and the recommendations of other board members. Final deliberations and decisions regarding the compensation to be paid to each of our executives are made by the compensation committee without the presence of such executive.

Annual Compensation Process.  Typically, our compensation committee reviews the base salaries for all of our executive officers, including our named executive officers, at its annual December meeting. In so doing, the compensation committee benchmarks the base salaries of our executives with the most recent peer group or other market data gathered by the compensation committee’s compensation consultant as described in more detail below under the headings “— Role of Compensation Consultants” and “— Use of Peer Group and Other Market Data.” Final decisions concerning any salary changes are made at the compensation committee meeting in either December or January. Historically, at the December meeting, our compensation committee also establishes goals for the following year for our annual incentive plan, generally based on and consistent with the annual operating plan typically adopted by the board at that meeting. At its meeting in January of each year, the compensation committee determines the individual payout amounts under our annual incentive plan for the prior year, any base salary changes and historically individual annual performance recognition grants under our equity incentive plan, which grants are paid in a combination of stock options and stock grants. Commencing in 2010, individual annual performance recognition grants paid in a combination of options and stock grants will be made sometime mid-year in order to give the compensation committee another formal opportunity during the year to review executive compensation and recognize executive and other key employee performance.

Role of Compensation Consultants.  Our compensation committee has retained the services of Mercer (US) Inc. to provide advice with respect to executive compensation. Mercer’s engagement by the compensation committee includes reviewing and advising on all significant aspects of executive compensation. This includes base salaries, short-term cash incentives, long-term equity incentives and perquisites for executive officers, and cash compensation and long-term equity incentives for non-employee directors. In so doing, at the request of the compensation committee, Mercer recommended a peer group of companies, collected relevant market data from these companies to allow the compensation committee to compare elements of our compensation program to those of our peers, provided information on executive compensation trends and implications for our company and made other recommendations to the compensation committee regarding certain aspects of our executive compensation program. Our management, principally our Senior Vice President, Human Resources and the chair of our compensation committee, regularly consult with representatives of Mercer and generally meet with Mercer representatives prior to each compensation committee meeting. A representative of Mercer is invited on a regular basis to attend, and usually attends, meetings of our compensation committee.

In making its final decision regarding the form and amount of compensation to be paid to our executives, our compensation committee considers the information gathered by and recommendations of Mercer. The compensation committee values especially Mercer’s benchmarking information and input regarding best practices and trends in executive compensation matters.

Use of Peer Group and Other Market Data.  To help determine the appropriate levels of compensation for certain elements of our executive compensation program, our compensation committee annually reviews the compensation levels of our named executive officers and other executives against the compensation levels of comparable positions with companies similar to ev3 in terms of products, operations and revenues. The elements of our executive compensation program to which the compensation committee “benchmarks” or uses to base or justify a compensation decision or to structure a framework for compensating executives include our base salary, short-term cash incentive opportunity and our long-term equity incentives. With respect to other elements of our executive compensation program such as perquisites, severance and change in control arrangements and stock ownership guidelines, our compensation committee “benchmarks” these elements on a periodic or as needed basis and in some cases uses peer group or market data more as a “market check” after determining the compensation on some other basis. For example, some of the perquisites paid to our President and Chief Executive Officer, such as the housing and car allowance and travel reimbursements, were specifically negotiated in connection with us hiring him as an executive and were specifically agreed upon in order to attract him to become our President and Chief Executive Officer and move to our corporate headquarters in Minnesota during the week from his principal residences located in Massachusetts and Florida.

The compensation committee believes that compensation paid by peer group companies is representative of the compensation required to attract, retain and motivate ev3’s executive talent, which is why one of the goals and philosophies of the compensation committee is to target base compensation and total compensation at the 50th to 75th percentile of companies in our peer group, as described in more detail below under the heading “— Market

Positioning.” Our compensation committee believes that use of a peer group generally provides more relevant comparisons for purposes of benchmarking than broader survey data since the compensation committee believes that the compensation paid by the peer companies which are in the same business, with similar products and operations, and with revenues in a range similar to those of ev3 is typically more representative than broader survey data.

In May 2008, Mercer worked with our compensation committee to revise our peer group since eight of the 19 companies in the peer group created in August 2007 had been acquired or fell out of the comparative group due to mergers and acquisitions activity. Mercer recommended and our compensation committee approved the use of a revised peer group of 20 companies, 11 of which were in our previous peer group. Companies in the May 2008 peer group were public companies in the health care equipment and supplies business with products and operations similar to those of ev3, and which had annual revenues generally within the range of one-half to two times ev3’s annual net sales. For purposes of compiling the May 2008 peer group, ev3’s then estimated annual net sales were assumed to be approximately $425-430 million based on ev3’s guidance in the beginning of May 2008. ev3’s actual net sales for the year ended December 31, 2008 were $422.1 million. The May 2008 peer group includes the following companies, which had the following respective net sales or revenues for their then most recent 12 months (each in millions):

Peer Group — May 2008

Steris Corp. ($1,240)	Edwards Lifesciences Corp. ($1,091)	Advanced Medical Optics Inc. ($1,091)
Cooper Companies Inc. ($976)	Hologic Inc. ($947)	Resmed Inc. ($763)
Conmed Corp. ($694)	Sirona Dental Systems Inc. ($685)	Intuitive Surgical Inc. ($601)
Integra Lifesciences Hldgs. ($550)	Haemonetics Corp. ($495)	Orthofix International NV ($490)
American Medical Systems Hldgs ($464)	Gen-Probe Inc. ($393)	Wright Medical Group Inc. ($387)
Mentor Corp. ($354)	Zoll Medical Corp. ($336)	Arthrocare ($319)
Symmetry Medical Inc. ($256)	Thoratec Corp. ($235)

The May 2008 peer group was used to benchmark base salaries, annual cash incentives and long-term equity incentives for most of our named executive officers for 2009, and provide a market check for our executive perquisites, severance and change in control arrangements and stock ownership guidelines. With respect to the base salary information, the peer group data was aged 3.6 percent, which represented the average 2008 base salary increase for executives in the durable manufacturing industry, to reflect average annual base salary increases and thus presumably more current base salary data.

With respect to one of our named executive officers, Mr. Girin, the data from our May 2008 peer group was not helpful for purposes of benchmarking his compensation prior to his promotion to Executive Vice President and Chief Operating Officer in light of his then dual role as head of both our neurovascular division and our international business. There were no executives of comparable positions to Mr. Girin in the proxy statements of the companies in our peer group. Accordingly, the benchmarking data from Mercer with respect to this executive used alternative survey or other market data. For Mr. Girin, Mercer used market data reflecting compensation levels for positions with levels of responsibilities similar to Mr. Girin’s position (i.e., chief operating officer, head of division, head of business development and head of sales) among French multinationals in the high tech industry. Compensation data for executives of specifically French medical device companies could not be obtained. With respect to the market and survey data not relating to our peer group that was used with respect to Mr. Girin’s compensation, the identities of the individual companies included in the market data and surveys were not provided to the compensation committee, and the compensation committee did not refer to individual compensation information for such companies. Instead, Mercer only referred to the statistical summaries of the compensation information for the companies included in such market data and surveys. For purposes of benchmarking Mr. Girin’s compensation in connection with his promotion to Executive Vice President and Chief Operating Officer, the data from our peer group created in April 2009 and described below was used, which compared Mr. Girin’s compensation to other Executive Vice Presidents and Presidents.

In April 2009, Mercer worked with our compensation committee to revise our peer group since two of the 20 companies in the May 2008 peer group had been acquired or fell out of the comparative group due to mergers and acquisitions activity and an additional two companies were too large for the comparative group. Mercer recommended and our compensation committee approved the use of a revised peer group of 20 companies, 16 of which were in our previous May 2008 peer group. As with the May 2008 peer group, companies in the April 2009 peer group were public companies in the health care equipment and supplies business with products and operations similar to those of ev3, and which had annual revenues generally within the range of one-half to two times ev3’s annual net sales. For purposes of compiling the April 2009 peer group, ev3’s net sales for the then trailing 12 months were used ($408 million). The April 2009 peer group includes the following companies, which had the following respective net sales or revenues for their then most recent 12 months (each in millions):

Peer Group — April 2009

Edwards Lifesciences Corp. ($1,238)	Cooper Companies Inc. ($1,069)	Resmed Inc. ($888)
Intuitive Surgical Inc. ($875)	Sirona Dental Systems Inc. ($748)	Conmed Corp. ($742)
Integra Lifesciences Hldgs. ($655)	Haemonetics Corp. ($584)	Orthofix International NV ($520)
American Medical Systems Hldgs ($502)	Wright Medical Group Inc. ($466)	Gen-Probe Inc. ($456)
Symmetry Medical Inc. ($423)	Zoll Medical Corp. ($394)	Arthrocare ($337)
Thoratec Corp. ($314)	Nuvasive Inc. ($250)	Merit Medical Systems Inc. ($227)
Accuray Inc. ($223)	Icu Medical Inc. ($205)

The April 2009 peer group was used to benchmark base salaries, annual cash incentives and long-term equity incentives for our named executive officers for 2010, and provide a market check for our executive perquisites and executive employment, severance and change in control arrangements. With respect to the base salary information, the peer group data was aged 1.6 percent, which represented the average 2009 base salary increase for executives in the medical equipment and supplies industry, to reflect average annual base salary increases and thus presumably more current base salary data.

In reviewing benchmarking data, our compensation committee recognizes that benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that may be unique to our company. Nevertheless, our compensation committee believes that gathering this information is an important part of its compensation-related decision-making process. The compensation committee believes that compensation paid by peer group companies is representative of the compensation required to attract, retain and motivate ev3’s executive talent. However, where a sufficient basis for comparison does not exist between the peer group or survey data and an executive, the compensation committee gives less weight to the peer group and survey data. For example, relative compensation benchmarking analysis does not consider individual specific performance or experience.

Market Positioning.  We target base compensation and total compensation (base compensation, annual cash incentives and the grant value of long-term equity incentives) at the 50th to 75th percentile of companies in our peer group, with the opportunity to earn total compensation above the market median when the performance of our business meets or exceeds our plan targets. We believe that median to above-average positioning attracts and retains the best executive talent in a highly competitive market. At the same time, however, we are cognizant of our cost structure, especially with respect to fixed base compensation. The actual target compensation for each individual executive may be higher or lower than the targeted market position based on individual skills, experience, contribution, performance, internal equity or other factors that the compensation committee may take into account that are relevant to the individual executive. In addition, actual compensation results (e.g., amounts earned and paid each year) may be higher or lower than target based on our corporate and divisional financial and individual performance.

Use of Tally Sheets.  Our compensation committee annually reviews all components of our named executive officers’ compensation as presented in tally sheets. The tally sheets provide a comprehensive view of each named executive officer’s compensation, broken down into the following components:

•	A summary of annual compensation, including target total cash compensation, the total estimated value of annual long-term incentive awards and the value of benefits and perquisites received by each named executive officer, for the last two years and an estimate for the current year;

•	A summary of the vested and unvested values of all outstanding equity awards held by each named executive officer at an assumed stock price; and

•	A summary of the change in control and severance benefits potentially payable to each named executive officer in the event of a change in control and under a termination without cause scenario.

The tally sheets provide the compensation committee with context for the decisions it makes in relation to total direct compensation. The tally sheets allow the compensation committee to holistically assess total direct compensation and the relationship of various components of the total compensation program to each other. The tally sheets also enable the compensation committee to determine how much wealth creation opportunity exists through equity-based compensation and how strong the retention power is as a result of unvested value. The tally sheets also may influence the compensation committee’s views on a variety of issues, such as changes to change in control arrangements and employment agreements, special equity grants to promote retention, or changes in long-term equity incentives.

Executive Compensation Components

The principal elements of our executive compensation program for 2009 were:

•	base salary;

•	short-term cash incentive compensation;

•	long-term equity-based incentive compensation, in the form of stock options and restricted stock awards (or units); and

•	other compensation arrangements, such as benefits made generally available to our other employees, limited executive benefits and perquisites, and severance and change in control arrangements.

In determining the form of compensation to pay our named executive officers, our compensation committee views these elements of our executive compensation program as related but distinct. Our compensation committee does not believe that significant compensation derived by an executive from one element of our compensation program should necessarily result in a reduction in the amount of compensation the executive receives from other elements. At the same time, our compensation committee does not believe that minimal compensation derived from one element of compensation should necessarily result in an increase in the amount the executive should receive from one or more other elements of compensation. As an example, the compensation committee did not increase substantially executives’ base salaries, short-term cash incentive compensation or long-term equity-based incentive compensation for 2009 so as to compensate for the substantial decrease in executives’ equity-based incentive compensation in 2008 as a result of the significant decrease in the value of our common stock during 2008.

Except as described below, our compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. However, our compensation committee’s philosophy is to make a greater percentage of an executive’s compensation performance-based, and therefore at risk, as the executive’s position and responsibility increases given the influence more senior level executives generally have on company performance. Thus, individuals with greater roles and responsibilities associated with achieving our company’s objectives should bear a greater proportion of the risk that those goals are not achieved and should receive a greater proportion of the reward if objectives are met or surpassed. For example, this philosophy is illustrated by the higher cash incentive targets and equity-based awards of our President and Chief Executive Officer, our Executive Vice President and Chief Operating Officer and our other Executive Vice President as compared to other executives.

Total Compensation Mix and Pay for Performance

The table below illustrates how total compensation for our named executive officers for 2009 was allocated between performance and non-performance based components, how performance based compensation is allocated between short-term and long-term components and how total compensation is allocated between cash and equity components.

	Total Compensation Mix
	(base salary, short-term cash incentives, long-term
	equity incentives and executive benefits and perquisites)
	% of Total		% of Performance Based		% of Total
	Compensation that is:		Total Compensation that is:		Compensation that is:
	Performance					Equity
	Based(1)	Fixed(2)	Annual(3)	Long-Term(4)	Cash Based(5)	Based(6)

Robert J. Palmisano	70%	30%	35%	65%	55%	45%
Shawn McCormick	77%	23%	38%	62%	52%	48%
Patrick D. Spangler	0%	100%	N/A	N/A	100%	0%
Pascal E.R. Girin	50%	50%	42%	58%	71%	29%
Stacy Enxing Seng	77%	23%	19%	81%	38%	62%
Brett A. Wall	73%	27%	20%	80%	41%	59%

(1)	Short-term cash incentives plus long-term equity incentives divided by total compensation

(2)	Base salary plus executive benefits and perquisites divided by total compensation

(3)	Short-term cash incentives divided by short-term cash incentives plus long-term equity incentives

(4)	Long-term equity incentives divided by short-term cash incentives plus long-term equity incentives

(5)	Base salary plus short-term cash incentives and executive benefits and perquisites divided by total compensation

(6)	Long-term equity incentives divided by total compensation

Consistent with the philosophy of our executive compensation program, the majority of compensation for 2009 paid to our named executive officers other that Patrick D. Spangler, our former Senior Vice President and Chief Financial Officer, was performance-based. As a performance driven culture we favor having a significant component of compensation be variable and tied to results and achievement over solely fixed compensation. To align the interests of our named executive officers with the interests of our stockholders, a substantial majority of the performance-based compensation paid to our named executive officers in 2009 was in the form of long-term equity incentives and a significant part of the total compensation paid to our named executive officers was equity based. The compensation paid in 2009 to Pascal E.R. Girin, our Executive Vice President and Chief Operating Officer, included a larger cash-based element and smaller performance-based element than the other named executive officers because of the mobility premium payments under French tax laws relating to travel by Mr. Girin outside of France prior to his relocation from Paris, France to Irvine, California and the secondment benefits we agreed to provide Mr. Girin in order to induce him to relocate, which are described in more detail under the headings “— Executive Benefits and Perquisites and All Other Compensation” and “Executive Compensation — Summary of Cash and Other Compensation — Employment Agreement — Pascal E.R. Girin.” Because Mr. Spangler resigned in January 2009, he did not receive a short-term cash incentive payment or any long-term equity incentive grants, but he was paid non-performance based severance benefits, which increased his non-performance based and cash-based compensation relative to our other executives.

Based on compensation data gathered by Mercer in October 2009, which used our April 2009 peer group, Mercer concluded that our pay mix is reasonable compared to market practices. According to the Mercer October 2009 data, the majority of our executive compensation is delivered through short-term and long-term incentives. Target total cash compensation (base salary plus target annual bonus) for 2009 was closer to the 75th percentile than the market median due primarily to higher than market short-term incentive targets. Target total direct compensation (target total cash compensation plus target long-term incentive) was in line with the market median for most executives, other than Mr. Girin, which was at the 75th percentile. Actual total direct compensation (which used short-term cash incentive data from 2008) was slightly below the market median due primarily to actual long-term incentive grants in 2009 being substantially below the market in large part due to the dilution constraints contained in our long-term equity incentive grant guidelines. Mercer also concluded that the relative total compensation levels of Robert J. Palmisano, our President and Chief Executive Officer, which included only one year of data since he was hired in April 2008, were well aligned with our company’s relative performance.

Base Salary

Overview.  We provide a base salary for our named executive officers, which, unlike some of the other elements of our executive compensation program, is not subject to company or individual performance risk. We recognize the need for most executives to receive at least a portion of their total compensation in the form of a guaranteed base salary that is paid in cash regularly throughout the year.

Setting Initial Salaries for New Executives.  We initially fix base salaries for our executives at a level we believe enables us to hire and retain them in a competitive environment and to reward satisfactory individual performance and a satisfactory level of contribution to our overall business objectives. During 2009, two of our named executive officers, Mr. McCormick and Mr. Wall, were hired, or in the case of Mr. Wall, promoted, as new executive officers of ev3.

In January 2009, we hired Mr. McCormick as our new Senior Vice President and Chief Financial Officer replacing Mr. Spangler who resigned from that position. In establishing Mr. McCormick’s base salary at $350,000, our compensation committee considered Mr. McCormick’s prior financial and other experience, including in particular his corporate development experience; his success in serving in those positions; his most recent compensation at his prior employer and the base salaries of chief financial officers of companies in our May 2008 peer group. Based on salary data gathered by Mercer in December 2008, Mr. McCormick’s base salary of $350,000 was at the 75th percentile of base salaries for chief financial officers of companies in our peer group. Based on salary data gathered by Mercer in October 2009, Mr. McCormick’s base salary of $350,000 was slightly above the 50th percentile of base salaries for chief financial officers of companies in our April 2009 peer group. Consistent with our compensation objectives, the compensation committee believed that Mr. McCormick was important to the success of our company and the creation of value for our stockholders in light of not only his strong financial background but also his extensive corporate development background and that paying Mr. McCormick a base salary at the 75th percentile was necessary to attract Mr. McCormick to ev3, especially in light of his base salary at his prior employer.

In October 2009, we promoted Mr. Wall, who was not previously an executive officer of ev3 but served as Vice President, Sales and Marketing for ev3 Neurovascular, to Senior Vice President and President, International. In establishing Mr. Wall’s base salary at $300,000, our compensation committee considered Mr. Wall’s then current base salary, his experience serving in other positions within the company, his success in serving in those positions, the base salaries of other similar executives of companies in our May 2008 peer group and Mr. Wall’s lack of experience serving as a head of a business unit. Based on salary data gathered by Mercer in December 2008 and again in October 2009, Mr. Wall’s base salary of $300,000 was below the 25th percentile of base salaries for divisional presidents of companies in our peer group. The compensation committee believed it was appropriate to pay Mr. Wall an initial base salary below the 25th percentile for several reasons: (1) Mr. Wall had not previously served as an executive officer of ev3 and thus his previous base salary was lower than other similar executives who had served in their positions for a longer period of time; (2) Mr. Wall had not served in a similar position with similar responsibilities at either ev3 or any other employer and thus did not have the experience level of our other two divisional presidents or other similar executives of companies in our peer group; and (3) Mr. Wall would be responsible for a smaller business from an operational standpoint, unlike our other two divisional presidents who were responsible for larger businesses in terms of overall operations.

Salary Increases in Connection with Promotions.  We typically increase the base salaries of our named executive officers in connection with promotions to compensate our executives for their assumption of increased roles and responsibilities and to bring their base compensation closer to those for executives in comparable positions at similar companies.

In connection with her promotion to Executive Vice President and President, U.S. Peripheral Vascular in December 2008, Ms. Enxing Seng received a 10 percent increase in her base salary to $356,000. The amount of this increase was intended to compensate Ms. Enxing Seng for her increased responsibilities and to bring her base compensation more in line with executives in comparable positions at similar companies. Based on salary data gathered by Mercer in December 2008 and again in October 2009, Ms. Enxing Seng’s increased base salary after her December 2008 promotion was slightly above the 50th percentile of base salaries for executives in comparable positions with companies in our peer group.

In July 2009, at our request, Mr. Girin agreed to relocate from our Paris, France to our Irvine, California location, and in October 2009, Mr. Girin was promoted to Executive Vice President and Chief Operating Officer effective January 1, 2010. From July 2008 to October 2009, Mr. Girin’s base compensation consisted of a base salary of 259,113 Euro and up to an additional 99,672 Euro paid in “mobility premium” or “expatriation premium” payments. Such mobility premium payments were made to Mr. Girin under French tax law based on the number of days which he worked outside of France on behalf of our company. Because such payments were not subject to company or individual performance risk, we considered such payments as a form of “base compensation” for Mr. Girin. Commencing in October 2009 as a result of his relocation to Irvine, California and status as a U.S. taxpayer, we began to pay Mr. Girin a base salary paid in U.S. dollars and no additional mobility premium payments. Based on the exchange rate of one Euro to 1.5 U.S. dollars, Mr. Girin’s base salary was fixed at $538,178. Based on the market data gathered by Mercer in July 2008 and again in December 2008 reflecting compensation levels for positions with levels of responsibilities similar to Mr. Girin’s position (i.e., chief operating officer, head of division, head of business development and head of sales) among French multinationals in the high tech industry, Mr. Girin’s previous base compensation of 358,785 Euro was above the 50th percentile but below the 75th percentile of base compensation for French multinational executives in comparable positions. Based on the salary data gathered by Mercer in October 2009, which benchmarked Mr. Girin’s base salary (as calculated using an exchange rate of one Euro to 1.30852 U.S. dollars) against base salaries for executives in comparable positions (prior to Mr. Girin’s promotion to Chief Operating Officer) with companies in our peer group, Mr. Girin’s base salary was above the 75th percentile. In light of such market data and the amount of Mr. Girin’s base salary in U.S. dollars of $538,178 relative to the base salary of our President and Chief Executive Officer of $600,000, the compensation committee did not further increase Mr. Girin’s base salary in connection with his promotion to Chief Operating Officer effective in January 2010.

Annual Salary Increases.  We typically increase the base salaries of our named executive officers in the beginning of each year following the completion of our prior fiscal year and individual performance reviews in an amount equal to an approximate cost of living adjustment. We do so to recognize annual increases in the cost of living and to ensure that our base salaries remain market competitive. We refer to our typical annual base salary increases as “merit increases.” In addition, we may make additional upward adjustments to a particular executive’s base salary to compensate an executive for assuming increased roles and responsibilities, to reward an executive for superior individual performance, to retain an executive at risk of recruitment by other companies, and/or to bring an executive’s base salary closer to the 50th to 75th percentile of companies in our peer group.

In lieu of merit increases for our then executive officers for 2009, the compensation committee decided to grant long-term equity incentives to such executives in an amount by which the executive’s base salary would have increased. The compensation committee decided to do this upon recommendation of our President and Chief Executive Officer for a few reasons. First, based on salary data gathered by Mercer in December 2008, the base salaries of all of our executive officers were at or slightly above the 50th percentile of base salaries for executives in comparable positions with companies in our peer group or, in the case of Mr. Girin, companies in the relevant survey or market data. Second, we did not desire to raise our executives’ base salaries at a time when the base salaries of executives of other public companies were being held at the same rate or even decreased in light of the then economic recession. Third, by granting long-term equity incentives in lieu of base salary merit increases, we increased the percentages of the executives’ long-term incentives, which in the case of several of our executives, were below the market median of the comparative data. The additional long-term equity incentives, however, were not granted to Mr. McCormick in light of his then recent hire date or Ms. Enxing Seng in light of a base salary increase she received in December 2008 in connection with her then promotion. Mr. Wall, who was not an executive officer of ev3 at that time in February 2009, received a merit increase of 3.575 percent for 2009, which was representative of the average merit increase received by other ev3 non-executive employees for 2009.

The number of long-term equity incentives granted in lieu of merit increases for 2009 was determined based on the dollar amount of the merit increase. Accordingly, on February 12, 2009, in connection with their individual annual performance recognition grants, the following named executive officers received the following additional equity grants in lieu of the following merit increases. All of these stock options and stock grants vest according to ev3’s standard vesting for individual annual performance recognition grants.

					Total Grant
	% of Base	Dollar Amount			Date Fair Value
	Salary Merit	of Merit	Shares	Shares	of Long-Term
	Increase for	Increase for	Underlying	Underlying	Equity
	2009	2009	Stock Option	Stock Grant	Incentives

Robert J. Palmisano	3.500%	$21,000	4,173	1,669	$21,000
Shawn McCormick	N/A	N/A	N/A	N/A	N/A
Patrick D. Spangler	N/A	N/A	N/A	N/A	N/A
Pascal E.R. Girin(1)	3.750%	18,005	3,578	1,431	18,005
Stacy Enxing Seng	N/A	N/A	N/A	N/A	N/A
Brett A. Wall	3.575%	9,653	N/A	N/A	N/A

(1)	The conversion into U.S. dollars was based on the conversion rate as of January 30, 2009, which was one Euro to $1.30852.

In December 2009, the compensation committee decided to permit our executive officers to elect to receive any 2010 merit increase in either the form of an increased base salary or in the form of long-term equity incentives divided evenly between stock options and restricted stock grants. The compensation committee decided to do this upon recommendation of our President and Chief Executive Officer for some of the same reasons it decided to do so in 2009. First, the grant of long-term equity incentives in lieu of base salary merit increases would increase the percentages of the executives’ long-term incentives, which in the case of several of our executives, were below the market median of the comparative data, and would assist some of our executives in complying or getting closer to complying with our recently established stock ownership guidelines. Second, based on salary data gathered by Mercer in October 2009, the base salaries of most of our executive officers remained at or slightly above the 50th percentile, and in the case of Mr. Palmisano and Mr. Girin, closer to or above the 75th percentile, of base salaries for executives in comparable positions with companies in our peer group.

All of our executive officers eligible to receive merit increases elected to receive their merit increases in the form of long-term equity incentives. The number of long-term equity incentives granted was determined based on the dollar amount of the merit increase as adjusted upward by a factor of 2.5 to reflect the lost opportunity value associated with a lower base salary. The factor of 2.5 was determined by the compensation committee after consultation with Mercer and taking into account the following considerations: (1) the termination risk since executives whose employment was involuntarily terminated prior to vesting would receive no replacement for the lost merit increase; (2) the reduced total cash opportunity since not only would an executive’s 2010 compensation be lower in terms of base salary, annual incentive opportunity (which is expressed as a percentage of base salary) and long-term equity incentives (which as described below is determined pursuant to ev3’s long-term equity incentive guidelines which base long-term equity incentives on an executive’s percentage of base salary), but the executive’s future compensation would also be lower since the executive’s future base salary and accordingly, annual incentive opportunity and long-term equity incentives, would be lower, thereby having a compounding effect; and (3) the time value of money and the fact that as described below the long-term equity incentives would vest and be realized only after the completion of the full year of vesting as opposed to the merit increase which would be realized during the calendar year. As opposed to the typical four-year vesting on the long-term equity incentives, the compensation committee decided to provide for one-year cliff vesting in recognition of the fact that the long-term equity incentives were being granted in lieu of an annual base salary increase and to reduce the effect of the termination risk and time value of money factors described above.

Accordingly, on January 28, 2010, the following named executive officers received the following equity grants in lieu of the following merit increases. All of the stock options and stock grants will vest in full on January 28, 2011. Mr. Girin was not eligible to receive a merit increase in light of the recent determination of his base salary in connection with his promotion to Chief Operating Officer.

	% of Base	Dollar Amount			Value of
	Salary Merit	of Merit	Shares	Shares	Long-Term
	Increase for	Increase for	Underlying	Underlying	Equity
	2010	2010	Stock Option	Stock Grant	Incentives(1)

Robert J. Palmisano	4.00%	$24,000	5,102	2,041	$60,000
Shawn McCormick	3.25%	11,375	2,418	967	28,438
Patrick D. Spangler	N/A	N/A	N/A	N/A	N/A
Pascal E.R. Girin	N/A	N/A	N/A	N/A	N/A
Stacy Enxing Seng	3.50%	12,460	2,649	1,060	31,150
Brett A. Wall	3.50%	10,500	2,232	893	26,250

(1)	The value of long-term equity incentives is based on the value calculated under our long-term incentive grant guidelines and does not necessarily match the grant date fair value of the equity awards under applicable accounting rules and as set forth in the “Grants of Plan Based Awards” table found later in this information statement.

Consistent with our objectives to reinforce our corporate mission, vision and values and motivate our executives to help fulfill our corporate mission and vision while incorporating our shared values, the percentage merit increase for each named executive officer for 2009 and 2010, other than Mr. Palmisano, was determined based on each executive’s overall annual performance review achievement rating (as opposed to achievement of the executive’s MBOs). As discussed above under the heading “Setting Executive Compensation — Role of Management,” the annual performance review used to determine an executive’s annual merit increase evaluates an executive’s base business job performance and performance specifically in furtherance of ev3’s mission, values and vision and its quality policy. The annual performance review ratings are on a scale of 1 to 4 and the achievement levels are as follows:

Rating	Achievement Level

4 = Exceeded	Executive’s performance is exceptional and is a role model for the assigned section
3 = Achieved	Executive consistently performs at the expected level of contribution. Employee has a solid skill foundation that will allow the executive to succeed
2 = Partially Achieved	Executive is progressing toward expected performance
1 = Not Achieved	Executive’s overall performance does not meet the expected level of contribution

Therefore, as an example, an annual performance review rating of 3.5 for 2009 and 2010 yielded a 3.5 percent merit increase in an executive’s base salary. A performance review rating of 2.0 and below resulted in no merit increase. As reflected in one of the tables above, the annual performance review ratings for our named executive officers for 2008 ranged from 3.25 percent to 3.50 percent, which based on the formula for merit increases for 2009 happened to correspond on a one-for-one basis to the range of their merit increases, and the annual performance review ratings for our named executive officers for 2009 ranged from 3.25 percent to 4.00 percent, which based on the formula for merit increases for 2010 also corresponded on a one-for-one basis to the range of their merit increases.

The percentage merit increase for Mr. Palmisano for 2009 and 2010 was determined based on his performance for the previous year. In evaluating the performance of our President and Chief Executive Officer and the amount of his percentage merit increase for 2009 and 2010, the compensation committee reviewed Mr. Palmisano’s self-review, discussed his performance amongst its members, sought the input of other members of our board of directors, as well as other members of our executive team. In assessing the performance of our President and Chief Executive Officer, the compensation committee evaluated primarily our corporate financial performance, our progress towards fulfilling our business initiatives and the President and Chief Executive Officer’s leadership. Mr. Palmisano’s merit increase for 2009 was 3.5 percent or $21,000. In setting this amount, the compensation committee considered the average percentage merit increase for 2009 which was 3.5 percent, Mr. Palmisano’s then current salary which was above the market median and Mr. Palmisano’s ability during 2008 to re-orient the organization toward a goal of sustained profitability and the establishment and implementation of a high performance management system to assist the organization in the achievement of such goal. Mr. Palmisano’s merit increase for 2010 was 4.0 percent or $24,000. In setting this amount, the compensation committee considered in particular Mr. Palmisano’s excellence in guiding the organization in 2009 resulting in a strong performance in many areas such as financial results, leadership development, delighting the customer and building a strategic framework for the future.

Short-Term Cash Incentive Compensation

Generally.  Under the terms of the ev3 Inc. 2009 Employee Performance Incentive Compensation Plan, our named executive officers, as well as other executives and certain employees of our company, earned annual cash bonus payments for 2009 based on financial performance objectives and, to a lesser extent, individual performance objectives. The primary purpose of the plan was to align our short-term incentive compensation program with our financial and operating performance goals and objectives. The plan was designed to provide a direct financial incentive to our executives and certain other employees for the achievement of specific annual financial performance objectives and individual performance objectives.

Each of our named executive officers had an annual incentive target under the plan, expressed as a percentage of his or her base salary, although Mr. Girin’s incentive target was initially based on a percentage of his base salary and mobility premium payments. The level of each incentive target was based on the individual’s level of responsibility within the company. Each executive’s bonus payment under the plan was determined by multiplying the executive’s target bonus amount for the year (the executive’s incentive target times his or her base salary) by a payout percentage determined based primarily on the achievement of financial performance objectives, and in the case of all of our named executive officers, other than our President and Chief Executive Officer, certain individual performance objectives or MBOs. The maximum payout percentage was 150 percent and the minimum threshold payout percentage was 50 percent, with no payout for performance below the minimum threshold payout percentage of 50 percent. All individual performance objectives, or MBOs, were rated (on a scale from one to five with a rating of three representing target or “on plan” performance) and then weighted based on relative importance in order to obtain a weighted performance rating for each objective. All weighted performance ratings were added together to obtain an overall rating for each executive. An aggregate average for all of the objectives must have met at least a 1.5 to meet the minimum 50 percent payout threshold. Increments between rating levels were interpolated on a linear basis to determine an actual incentive percentage. For example, an overall rating of 3.5 equaled a 112.5 percent incentive percentage. For each executive, the actual incentive percentage was multiplied by the target bonus percentage to calculate the award. For example, a 112.5 percent actual incentive percentage times 50 percent target bonus equaled an award of 56.3 percent of base salary.

2009 Incentive Targets.  The incentive target for each named executive officer under the plan for 2009 is as set forth in the table below, as well as the threshold, target and maximum annual bonus opportunity.

	Incentive Target	Annual Bonus Opportunity for Each Executive
Named Executive Officer	(% of Base Salary)	Threshold (50%)	Target (100%)	Maximum (150%)

Robert J. Palmisano	100%	$300,000	$600,000	$900,000
Shawn McCormick	60%	99,534	199,068	298,602
Patrick D. Spangler	N/A	—	—	—
Pascal E.R. Girin(1)	65%	174,908	349,816	524,724
Stacy Enxing Seng	65%	115,700	231,400	347,100
Brett A. Wall	40%/60%	66,987	133,973	200,960

(1)	The conversion into U.S. dollars was based on the conversion rate of one Euro to $1.50.

The threshold, target and maximum annual bonus opportunity for Mr. McCormick has been prorated to reflect his January 19, 2009 start date. Mr. Spangler did not have an incentive target under the plan since he had departed prior to the adoption of the plan. The threshold, target and maximum annual bonus opportunity for Mr. Wall has been prorated to reflect his increased incentive target to 60 percent and increased base salary received in connection with his promotion to Senior Vice President and President, International on October 5, 2009. His previous incentive target under the plan was 40 percent.

Consistent with our philosophy that executives with greater roles and responsibilities associated with achieving our company’s performance objectives should bear a greater proportion of the risk that those objectives are not achieved and should receive a greater proportion of the reward if the objectives are met or surpassed, Mr. Palmisano, our President and Chief Executive Officer, had the highest incentive target and our executives in charge of our two business segments during 2009 had the next highest incentive targets. The incentive targets of most of our executives were at or slightly above the 50th percentile compared to the incentive targets of executives with comparable positions at companies in our peer group. The incentive target for Mr. Palmisano, our President and Chief Executive Officer, was at the 75th percentile. This is consistent with our philosophy that we target base compensation and total compensation at the 50th to 75th percentile of companies in our peer group, with the opportunity to earn total compensation above the market median when the performance of our business meets or exceeds our plan targets. We believed an incentive target for Mr. Palmisano at the high end of our targeted range was appropriate in light of: (1) Mr. Palmisano’s position as chief executive officer of our company; (2) our belief that executives, especially those with the most responsibility, should have the opportunity to earn total compensation above the market median when the performance of our business meets or exceeds our plan targets; and (3) Mr. Palmisano’s extensive experience as a seasoned chief executive officer.

2009 Financial Performance Objectives.  The financial performance objectives under the plan for 2009 were based on our revenue and operating profit for 2009 and days sales outstanding and inventory days on hand as of December 31, 2009, each as compared with target amounts. Each of the financial performance objectives were assigned the following weightings:

Financial Performance Objectives	Weighting

Revenue	50%
Operating Profit	30%
Days Sales Outstanding (DSO)	10%
Inventory Days on Hand (DOH)	10%

As with our prior annual incentive plans, we placed primary emphasis on our revenue objectives and a secondary but also important emphasis on our profitability objectives. Our revenue objectives are intended to encourage our executives to focus on bringing new products to market, gaining market share and expanding the existing markets that we serve. Our profitability objectives are intended to encourage our executives to focus not only on increasing revenue, but also on increasing our efficiency, optimizing our cost structure and improving our margins. During 2009, we also had DSO and DOH objectives to encourage our management and employees to focus on working capital and inventory management. We assigned these two financial performance objectives less weight, however, in light of our primary focus on increasing revenue and obtaining sustained profitability.

The table below shows the threshold, target and maximum payout percentages established for each of the four different financial performance objectives, on an overall corporate basis, and the relationship of such financial objectives to our 2009 operating plan. The shaded portion of the table shows our actual results for each of the four different corporate financial performance objectives for 2009, the resulting incentive target percentage and the relationship of such actual results to our 2009 operating plan.

Revenue (50% Weighting)

		% Plan	Incentive %

Threshold	$400.0 million	92.6%	50.0%
Target	$431.9 million	100.0%	100.0%
Maximum	$475.1 million	110.0%	150.0%
Actual	$431.7 million	100.0%	99.8%

Operating Profit (30% Weighting)

		% Plan	Incentive %

Threshold	$17.6 million	80.0%	50.0%
Target	$22.0 million	100.0%	100.0%
Maximum	$28.6 million	130.0%	150.0%
Actual	$31.1 million	141.4%	150.0%

Days Sales Outstanding (10% Weighting)

		% Plan	Incentive %

Threshold	75	80.0%	50.0%
Target	60	100.0%	100.0%
Maximum	50	120.0%	150.0%
Actual	62	96.8%	91.9%

Inventory Days on Hand (10% Weighting)

		% Plan	Incentive %

Threshold	253	80.0%	50.0%
Target	202	100.0%	100.0%
Maximum	168	120.0%	150.0%
Actual	193	104.7%	111.7%

The overall corporate payout percentage for 2009 was 115.2 percent. The payout percentages for the three specific businesses were derived from the overall corporate numbers but reflected certain internal allocations and were as follows: worldwide neurovascular (127.4 percent); U.S. peripheral vascular (94.3 percent) and international (104.3 percent).

Under the terms of the plan, the compensation committee may revise one or more of the financial performance measures or otherwise make adjustments to payouts under the plan to take into account any acquisition or disposition by our company not planned for at the time the financial measures were established, any change in accounting principles or standards, or any extraordinary or non-recurring event or item so as to equitably reflect such event or events and such that the criteria for evaluating whether a financial measure has been achieved will be substantially the same following such event as prior to such event. In determining the achievement level of our financial performance objectives for 2009, in accordance with the terms of the plan, we excluded the financial results of Chestnut Medical Technologies, Inc., which we acquired in June 2009. In addition, we excluded any impact from foreign currency exchange rates. We did not make any other adjustments to the financial performance objectives.

2009 Individual Performance Objectives.  In order to foster cooperation and communication among our executives and among their respective teams, our compensation committee places primary emphasis on overall corporate and business financial performance as measured against objectives approved by our compensation committee rather than individual performance. Nonetheless, in the case of all of our named executive officers, other than our President and Chief Executive Officer, individual performance, and more specifically, the attainment of certain MBOs also affected the executives’ actual bonus payouts under the 2009 plan.

MBOs are generally three to five written, measurable and specific objectives agreed to and approved by the executive and the President and Chief Executive Officer and the compensation committee. All MBOs were weighted by agreement, with areas of critical importance or critical focus weighted most heavily. As described above, each of our named executive officers participated in a review process during the beginning of 2010 and in connection with such review was rated (on a scale from one to five with a rating of three representing target or “on plan” performance) depending upon whether, and often times, when, their MBOs for 2009 were achieved. These ratings were then used to determine the portion of the final bonus payout attributable to MBOs.

The following table indicates for each named executive officer the percentage of which MBOs determined each executive’s final bonus payout for 2009 and the final MBO rating used in determining each executive’s final bonus payout for 2009:

Named Executive Officer	MBOs Component	Final MBO Rating

Robert J. Palmisano	0%	N/A
Shawn McCormick	10%	3.6
Patrick D. Spangler	N/A	N/A
Pascal E.R. Girin	25%	3.6
Stacy Enxing Seng	25%	3.0
Brett A. Wall	25%	4.0

The MBOs for each executive for 2009 related primarily to the continued implementation of the high performance management system that we established in mid-2008 that focuses executives’ efforts on our vital few programs and action items and objectives to work toward fulfilling our corporate mission and vision. Mr. McCormick’s MBOs related to the accuracy and timing of our financial reports, improvements in communication within the finance and information technology groups, improvements in financial forecasts, completion of a profit and loss benchmarking analysis and development and implementation of a pricing process. Mr. Girin’s MBOs related to the achievement of the revenue objectives for the U.S. neurovascular and international businesses, the commercial launch of certain new products and product improvements, the acquisition or internal development of a flow diversion product and the achievement of certain regulatory milestones associated with our neuro stent. Ms. Enxing Seng’s MBOs related to achievement of the revenue, operating profit, DSO and DOH objectives for the U.S. peripheral vascular business, the number of physicians consistently using our plaque excision products, progress in our DEFINITIVE and DURABILITY clinical trials, the commercial launch of certain new products and the operating performance of the U.S. peripheral vascular senior leadership team. Mr. Wall’s MBOs related to the achievement of the overall corporate and worldwide neurovascular revenue objectives, reorganization of the neurovascular sales and marketing team, the commercial launch of certain new products and product improvements and the achievement of certain regulatory milestones associated with our neuro stent. Mr. Palmisano did not have any MBOs because the compensation committee determined that any annual bonus to be paid to Mr. Palmisano for 2009 should be based solely on the achievement of our 2009 overall corporate financial performance objectives.

2009 Bonus Payouts and Analysis.  Bonus payouts made to our named executive officers under our annual incentive plan for 2009 were as follows:

	Dollar Amount of	Final Incentive Percentage
Named Executive Officer	2009 Annual Bonus Payout	or Percent of Target

Robert J. Palmisano(1)	$691,200	115.2%
Shawn McCormick	229,377	115.2%
Patrick D. Spangler	N/A	N/A
Pascal E.R. Girin(2)	458,958	121.2%
Stacy Enxing Seng	233,627	101.0%
Brett A. Wall	162,061	121.0%

(1)	Mr. Palmisano’s annual bonus amount does not include the $100,000 value of discretionary long-term equity incentives consisting of an option to purchase 8,503 shares of common stock and a stock grant for 3,401 shares of common stock that he received at the end of January 2010 in special recognition of our corporate financial performance during 2009.

(2)	Mr. Girin’s annual bonus amount payout includes an upward adjustment of $34,850 or 8.2 percent. His final incentive percentage does not reflect this upward adjustment. Including this upward adjustment, Mr. Girin’s final incentive percentage would be 131.2 percent.

The bonus payouts to Mr. Palmisano and Mr. McCormick for financial performance were based solely on overall corporate financial performance since each has responsibilities across all of our businesses. The bonus payout to Mr. Girin for financial performance was based on overall corporate performance and, to a larger extent, the financial performance of our worldwide neurovascular business, the business that he led during 2009. The bonus payout to Ms. Enxing Seng for financial performance was based on overall corporate financial performance and, to a larger extent, the financial performance of our U.S. peripheral vascular business, which she led during 2009. The bonus payout to Mr. Wall for financial performance was based on overall corporate financial performance and, to a larger extent, the financial performance of our worldwide neurovascular business, and to a lesser extent, the financial performance of our international business, both for which he was, to some extent, responsible during 2009.

The following table summarizes the various components used in determining the final incentive percentage for each named executive officer:

	MBO %/		Worldwide		Overall	Final
	MBO Rating/	US PV %/	Neuro %/	International %/	Corporate %/	Incentive
Named Executive Officer	% Payout	% Payout	% Payout	% Payout	% Payout	% Payout

Robert J. Palmisano	0.0%	N/A	N/A	N/A	100.0%	115.2%
					115.2%
Shawn McCormick	10.0%	N/A	N/A	N/A	90.0%	115.2%
	3.60/115.0%				115.2%
Patrick D. Spangler	N/A	N/A	N/A	N/A	N/A	N/A
Pascal E.R. Girin	25.0%	N/A	50.0%	N/A	25.0%	121.2	%(1)
	3.60/115.0%		127.4%		115.2%
Stacy Enxing Seng	25.0%	50.0%	N/A	N/A	25.0%	101.0%
	3.00/100.0%	94.3%			115.2%
Brett A. Wall	25.0%	N/A	38.0%	12.0%	25.0%	121.0%
	4.00/125.0%		127.4%	104.3%	115.2%

(1)	Mr. Girin’s final incentive payout does not reflect the upward adjustment to his final bonus payout.

Under the terms of the plan, the compensation committee may modify an award by increasing or decreasing it by up to 20 percent if in its subjective judgment a participant has not been equitably treated by the mechanics of the incentive plan. Our compensation committee did not exercise any discretion in either increasing or decreasing the bonus payouts to any of our named executive officers, except in the case of Mr. Girin, who received an 8.2 percent increase in the final bonus payout, which represented a 10.0 percent increase in the amount of his final incentive percent payout. The compensation committee believed Mr. Girin deserved an upward adjustment to his final bonus payout to reward him for the outstanding performance of the worldwide neurovascular business, which exceeded each of its revenue, operating profit, DSO and DOH target objectives and in the aggregate by over 27 percent. The compensation committee also exercised its discretion and granted Mr. Palmisano $100,000 in long-term equity incentives, consisting of an option to purchase 8,503 shares and a stock grant for 3,401 shares. In so doing, the compensation committee reasoned that Mr. Palmisano was overall responsible for achievement of the corporate objectives and deserved an annual bonus in excess of his 115.2 percent payout. The compensation committee decided to grant Mr. Palmisano long-term equity incentives in lieu of an upward adjustment to his annual bonus in order to increase Mr. Palmisano’s equity in our company in furtherance of our stock ownership guidelines.

In terms of the dollar amounts of the 2009 annual bonus payouts, because the President and Chief Executive Officer and the two Executive Vice Presidents have higher incentive targets, their bonus payouts were higher than other executives. In terms of the actual incentive percentages, because the worldwide neurovascular business performed well as compared to our operating plan, executives with payouts tied more directly to the performance of this business, such as Mr. Girin and Mr. Wall, received higher actual incentive percentages used to calculate their bonus payouts.

2010 Short-Term Incentive Compensation Plan; Incentive Targets and Financial Performance Goals.  In December 2009, the board of directors, upon recommendation of the compensation committee, approved the ev3 Inc. Employee Performance Compensation Plan for 2010.

The incentive target under the plan for 2010 for each named executive officer is as set forth in the table below, as well as the threshold, target and maximum annual bonus opportunity.

	Incentive Target	Annual Bonus Opportunity for Each Executive
Named Executive Officer	(% of Base Salary)	Threshold (50%)	Target (100%)	Maximum (150%)

Robert J. Palmisano	100%	$300,000	$600,000	$900,000
Shawn McCormick	60%	105,000	210,000	315,000
Pascal E.R. Girin	75%	201,817	403,634	605,450
Stacy Enxing Seng	65%	115,700	231,400	347,100
Brett A. Wall	60%	90,000	180,000	270,000

Consistent with our philosophy that executives with greater roles and responsibilities associated with achieving our company’s performance objectives should bear a greater proportion of the risk that those objectives are not achieved and should receive a greater proportion of the reward if the objectives are met or surpassed, our President and Chief Executive Officer has the highest incentive target, our Executive Vice President and Chief Operating Officer has the next highest incentive target and our other Executive Vice President has the next highest incentive target. The incentive targets of most of our executive officers are again slightly above the 50th percentile or at the 75th percentile compared to the incentive targets of executives with comparable positions at companies in our peer group, which is consistent with our philosophy that we target base compensation and total compensation at the 50th to 75th percentile of companies in our peer group, with the opportunity to earn total compensation above the market median when the performance of our business meets or exceeds our plan targets.

Each plan participant’s annual bonus payment under the 2010 plan is determined in the same manner as under the 2009 plan by multiplying the participant’s target bonus amount (the participant’s target bonus percentage times his or her annual base salary) by a payout percentage and determined based on the achievement of corporate financial objectives, as well as, in the case of Ms. Enxing Seng and Mr. Wall, additional divisional financial objectives, and non-financial individual performance objectives. As with the 2009 plan, the corporate and divisional financial objectives under the plan for 2010 are based on revenue and operating profit for 2010 and days sales outstanding and inventory days on hand as of December 31, 2010, each as compared with target amounts. In addition to overall corporate financial objectives, we will measure financial objectives for worldwide peripheral vascular, worldwide neurovascular and international. With respect to the non-financial individual performance objectives, or MBOs, the percentage of which MBOs will determine each executive’s final bonus payout for 2010 will remain the same as 2009. MBOs for 2010 were required under the terms of the plan to be finalized by the end of first quarter 2010 and were approved by the compensation committee at the end of January 2010.

As with the 2009 plan, each executive’s bonus payment under the 2010 plan will be determined by multiplying the executive’s target bonus amount for the year (the executive’s incentive target times his or her base salary) by a payout percentage determined based primarily on the achievement of the corporate financial performance objectives, and in the case of all of our named executive officers, other than our President and Chief Executive Officer, their 2010 MBOs. The maximum payout percentage is 150 percent and the minimum threshold payout percentage is 50 percent, with no payout for performance below the minimum threshold payout percentage of 50 percent. All performance measures and objectives will be rated (on a scale from one to five with a rating of three representing target or “on plan” performance) and then weighted based on relative importance in order to obtain a weighted performance rating for each objective. All weighted performance ratings will be added together to obtain an overall rating for each executive. An aggregate average for all of the objectives must meet at least a 1.5 to meet the minimum 50 percent payout threshold. Increments between rating levels will be interpolated on a linear basis to determine an actual incentive percentage.

Long-Term Equity-Based Incentive Compensation

Generally.  Our compensation committee’s primary objectives with respect to long-term equity-based incentives are to align the long-term interests of our executives with the long-term interests of our stockholders by creating a strong and direct linkage between compensation and long-term stockholder return, promote stock ownership and create significant incentives for retention. Long-term equity-based incentives typically comprise a significant portion of each named executive officer’s compensation package, consistent with our philosophy and principles discussed above. For 2009, equity-based compensation comprised 45 percent of the total compensation for our current President and Chief Executive Officer and ranged from 29 percent to 62 percent of the total compensation for our other named executive officers who remain executive officers of our company.

Currently, we provide our named executive officers (and our other executives and key employees) with stock options and restricted stock awards (or units). Both our board of directors and stockholders have approved the ev3 Inc. Third Amended and Restated 2005 Incentive Stock Plan, pursuant to which our named executive officers (as well as other executives and key employees) are eligible to receive and receive equity-based incentive awards. All equity-based incentive awards granted to our named executive officers during 2009 were made under our 2005 incentive stock plan.

To assist our compensation committee in granting, and our management in recommending the grant of, equity-based incentive awards, our compensation committee each year at its December meeting, upon recommendation of Mercer, adopts long-term incentive grant guidelines for the following year. In addition to our long-term incentive grant guidelines, our board of directors has adopted a policy document entitled “Policy and Procedures Regarding Grants of Stock Options, Restricted Stock and Other Equity-Based Incentive Awards,” which includes policies that the board of directors and compensation committee generally follows in connection with granting equity-based incentive awards.

As with most components of our executive compensation program and for the reasons previously described, the compensation committee aims to provide our executives with long-term equity-based incentive opportunities that are at the 50th to 75th percentile of comparable positions in companies in our peer group data.

Types of Equity Grants.  Under our long-term incentive grant guidelines and our policy document, our compensation committee generally grants three types of equity-based incentive awards to our named executive officers: performance recognition awards, promotional grants and talent acquisition grants. On occasion, our compensation committee will grant purely discretionary awards.

Performance recognition grants are discretionary annual grants that historically were made in the first quarter of the year in order to coordinate the timing with any annual base salary increases and any annual incentive plan payments, but commencing in 2010 will be made sometime in mid-year in order to give the compensation committee another formal opportunity during the year to review executive compensation and recognize executive and other key employee performance. The recipients and the size of the performance recognition grants are determined, on a preliminary basis, by our Human Resources department based on our long-term incentive grant guidelines and our then-current stock price, and then, ultimately, by our compensation committee. Under our long-term incentive grant guidelines for annual performance recognition grants, our named executive officers receive a certain percentage of their respective base salaries in stock options and restricted stock awards (or units). This is different from prior years where the guidelines provided that our executives, depending upon their grade level, would receive a certain number of shares. We moved to grant guidelines based on a percentage of base salary as opposed to a fixed number of shares to be more consistent with the equity grant practices of the companies in our peer group and to compensate to some extent for the volatility in our stock price.

Once the value of equity-based incentive awards is determined based on the percentage of base salary, one-half of the value is provided in stock options and the other one-half of the value is provided in restricted stock awards (or units). The reasons why we use both stock options and restricted stock awards (or units) are described below under the headings “— Stock Options” and “— Restricted Stock.” The target dollar value to be delivered in stock options (50% of the target total long-term equity value) is divided by the Black-Scholes value of a share of our common stock to determine the number of stock options, which number may then be rounded to the nearest whole number or in some cases multiple of 100. The number of restricted stock awards (or units) is calculated using the intended dollar value (50% of the target total long-term equity value) divided by the closing price of our common stock on the date of determination, which number may then be rounded to the nearest whole number or in some cases multiple of 100. Typically, the number of shares of restricted stock awards (or units) is fewer than the number of shares that would have been covered by a stock option of equivalent target value. The actual number of stock options and restricted stock awards (or units) granted may then be pared back so that the estimated run rate dilution under our incentive stock plan is acceptable to our compensation committee (i.e., approximately 3.0 percent for 2009). The President and Chief Executive Officer next reviews the preliminary individual awards and may make discretionary adjustments. Final proposed individual awards are then calculated by the Human Resources department based on our then-current stock price. Such proposed individual awards are then presented to the compensation committee for approval. Approved awards are then issued, with the exercise price of the stock options equal to the closing sale price of our common stock on the date of grant. In determining the number of stock options or restricted stock awards (or units) to make to an executive as part of a performance recognition grant, previous awards, whether vested or unvested, granted to such individual have no impact.

The following table describes our long-term incentive grant guidelines for annual performance recognition grants that applied to our named executive officers for 2009:

		Incentive Grant Guideline	Incentive Grant Guideline
		Expressed as % of Base	Dollar Value of
Named Executive Officer	Grade Level	Salary for Grade Level	Long-Term Incentives

Robert J. Palmisano	11	300%	$1,800,000
Shawn McCormick	9	175%	612,500
Patrick D. Spangler	9	N/A	N/A
Pascal E.R. Girin(1)	10	200%	938,955
Stacy Enxing Seng	10	200%	712,000
Brett A. Wall(2)	7	60%	131,700
	(prior to 10/5/09)	(prior to 10/5/09)	(prior to 10/5/09)
	9	175%	525,000
	(10/5/09 and after)	(10/5/09 and after)	(10/5/09 and after)

(1)	The conversion into U.S. dollars was based on the conversion rate as of January 30, 2009, which was one Euro to $1.30852.

(2)	Mr. Wall’s grade level, incentive grant guideline expressed as a percentage of base salary for grade level and incentive grant guideline dollar value of long-term incentives increased in connection with his promotion to Senior Vice President and President, International on October 5, 2009.

Consistent with our guiding principles that we seek to align the interests of our executives with those of our stockholders by providing a significant portion of compensation in stock-based awards and the portion of an executive’s total compensation that varies with performance and is therefore at risk should increase with the level of an individual’s responsibility, the incentive grant guidelines, expressed as percentages of base salary and dollar values, increase as an executive’s level of responsibility increases. The incentive grant guidelines expressed as a percentage of average base salary by grade level are benchmarked each year by Mercer against our peer group. Mr. Wall’s incentive grant guideline expressed as a percentage of base salary was 60 percent and thus much lower than our other named executive officers since at the time of the annual performance recognition grants for 2009, Mr. Wall was not an executive officer and his grade level was much lower than the other executives.

For 2010, our long-term incentive grant guidelines for annual performance recognition grants will not change from 2009 as a percentage of base salary for each executive, but the dollar grant value will change due to changes in salary levels. In addition, the size of the grants will change from 2009 in light of differences in stock price.

Performance recognition grants (also in the form of stock options and/or restricted stock awards (or units)) also may be made in connection with the promotion of an individual. The size of these grants are determined in the same manner as the annual performance recognition grants but are larger in light of the higher base salary often associated with a promotion.

Talent acquisition grants are made in the form of stock options and/or restricted stock awards (or units), and are used for new hires. These grants are considered and approved by our compensation committee as part of the compensation package of the executive at the time of hire (with the grant date and determination of fair market value and the exercise price delayed until the hire date). As with our performance recognition grants, the size of our talent acquisition grants is determined by dollar amount (as opposed to number of underlying shares), and under our long-term incentive grant guidelines, is generally two times the long-term incentive grant guidelines for annual performance recognition grants. We have set talent acquisition grants at two times the long-term incentive grant guidelines for annual performance recognition grants, upon recommendation by Mercer, and because we recognize that higher initial grants often are necessary to attract a new executive, especially an executive who may have accumulated a substantial amount of equity-based long-term incentive awards at a previous employer that the executive would typically forfeit upon acceptance of employment with us.

Finally, our compensation committee also from time to time may make purely discretionary grants, on the recommendation of our President and Chief Executive Officer (except in the case of a grant to our President and Chief Executive Officer) for exceptional performance. These grants are typically made in the form of stock options and/or restricted stock awards (or units), the number of which is determined based on the dollar amount of value intended to be delivered, our Black-Scholes option-pricing model and our stock price.

Our compensation committee made talent acquisition grants, annual and promotional performance recognition grants and discretionary grants to one or more of our named executive officers during 2009, and promotional performance recognition grants and discretionary grants to one or more of our named executive officers in the beginning of 2010, as described in more detail below under the heading “— 2009 Equity Awards and Analysis.”

Stock Options.  An important objective of our long-term incentive program is to strengthen the relationship between the long-term value of our stock price and the potential financial gain for employees. Stock options provide recipients with the opportunity to purchase our common stock at a price fixed on the grant date regardless of future market price. The vesting of our stock options is generally time-based. Consistent with our historical practice, 25 percent of the shares underlying the stock option typically vest on the one-year anniversary of the date of grant (or if later, on the date of hire) and 1/36 of the shares underlying the stock option vest thereafter on the one-month anniversary of the date of grant (or date of hire). However, our compensation committee from time to time may grant options that vary from this vesting schedule, although none of the options granted during 2009 varied from our standard vesting. Our policy is to only grant options with an exercise price equal to 100 percent of the fair market value of our common stock on the date of grant.

A stock option becomes valuable only if our common stock price increases above the option exercise price and the holder of the option remains employed during the period required for the option to “vest.” This provides an incentive for an option holder to remain employed by us. In addition, stock options link a portion of an employee’s compensation to stockholders’ interests by providing an incentive to achieve corporate goals and increase the market price of our stock. Other than option grants to our French employees (including Mr. Girin for part of 2009) which may not be granted during quarterly blackout periods, we do not have any program, plan or practice to time stock option or restricted stock grants to executives in coordination with the release of material non-public information.

Restricted Stock.  Restricted stock awards (or units) are intended to retain key employees, including our named executive officers, through vesting periods. Restricted stock awards (or units) provide the opportunity for capital accumulation and more predictable long-term incentive value. For grants to recipients in the United States, we make restricted stock awards of shares of our common stock, while for grants to recipients outside of the United States, we generally use restricted stock units as a performance incentive, due to the adverse tax implications in many foreign countries of receiving restricted stock awards.

Restricted stock awards are shares of our common stock that are awarded with the restriction that the recipient continuously provides services to our company (whether as an employee or as a consultant) until the date of vesting. The purpose of granting restricted stock awards is, through employee ownership, to further encourage business decisions by our executives that may drive stock price appreciation. Recipients are allowed to vote restricted stock awards as a stockholder based on the number of shares held under restriction. The recipients also are awarded dividends on the restricted stock awards held if dividends are paid on the underlying shares of common stock. The specific terms of vesting of a restricted stock award depends upon whether the award is a performance recognition grant, talent acquisition grant or discretionary grant. Performance recognition grants of restricted stock awards were typically made in the first quarter of each year and vest and become non-forfeitable in four equal annual installments on November 15th of each year, commencing on the November 15th of the year of grant. Commencing in 2010, performance recognition grants will be made mid-year of each year. Talent acquisition grants of restricted stock awards granted to new hires vest in a similar manner, except that the first installment is pro-rated, depending on the date of grant. The vesting of discretionary grants of restricted stock awards is often time-based and often similar to the vesting of our talent acquisition grants.

Restricted stock units are similar to restricted stock awards, but with a few key differences. A restricted stock unit is a commitment by us to issue a share of our common stock for each restricted stock unit at the time the restrictions in the award agreement lapse. Restricted stock units are provided to employees who are not on the United States payroll because of the different tax treatment in many other countries. Restricted stock unit awards are eligible for dividend equivalent payments if and when we pay dividends. Due to the provisions of local law, restricted stock units issued to our French employees (including Mr. Girin for part of 2009) vest on a different schedule than the one described above for restricted stock awards. These restricted stock units first vest and become non-forfeitable as to 50 percent of the underlying shares on the second anniversary of the date of grant and thereafter vest, on a cumulative basis, as to 25 percent of the underlying shares on November 15th of each subsequent year.

2009 Equity Awards and Analysis.  Our compensation committee made annual and promotional performance recognition grants, talent acquisition grants and discretionary grants to one or more of our named executive officers during 2009.

In February 2009, performance recognition grants were made according to our usual schedule and process. However, the performance recognition grants for several of our executive officers were increased to reflect the additional options and restricted stock grants received by the executives in lieu of their 2009 merit increases as described in more detail above under the heading “— Base Salary — Annual Salary Increases.” We did not otherwise deviate from our long-term incentive grant guidelines. All performance recognition grants to all executives and employees, however, were cut back so as not to exceed our maximum run rate dilution of 3.0 percent for 2009.

The following table describes the actual performance recognition grants made to our named executive officers in 2009 excluding the additional options and restricted stock grants received by some of the executives in lieu of their 2009 merit increases as described in more detail under the heading “— Base Salary — Annual Salary Increases” above and how such grants compared to our long-term incentive grant guidelines for performance recognition grants for these executives for 2009:

			Value of Actual	Value of
			Performance	Long-Term	Difference
	Stock	Restricted Stock	Recognition	Incentive Grant	Between Actual
Named Executive Officer	Options	(or Units)	Grants(1)	Guideline	and Guideline

Robert J. Palmisano	243,494	97,398	$1,207,733	$1,800,000	$(592,267)
Shawn McCormick	N/A	N/A	N/A	N/A	N/A
Patrick D. Spangler	N/A	N/A	N/A	N/A	N/A
Pascal E.R. Girin	129,896	51,959	609,995	938,955	(328,960)
Stacy Enxing Seng	96,315	38,526	477,722	712,000	(234,278)
Brett A. Wall	17,825	7,125	88,381	131,700	(43,319)

(1)	The value of actual performance recognition grants is based on the value calculated under our long-term incentive grant guidelines and does not necessarily match the grant date fair value of the equity awards under applicable accounting rules and as set forth in the “Grants of Plan Based Awards” table found later in this information statement.

Neither Mr. McCormick nor Mr. Spangler was granted a performance recognition grant in 2009 because of Mr. McCormick’s recent hiring date and his receipt of a talent acquisition grant as described below and Mr. Spangler’s resignation prior to the performance recognition grants in February 2009.

As mentioned above, annual performance recognition grants for 2010 are expected to be made in mid-2010.

Promotional grants were made to Ms. Enxing Seng in February 2009 in connection with her December 2008 promotion and to Mr. Wall in October 2009 in connection with his promotion to Senior Vice President and President, International. Ms. Enxing Seng’s awards were cut back so as not to exceed our maximum run rate dilution of 3.0 percent for 2009. We did not otherwise deviate from our long-term incentive grant guidelines. The following table describes the promotional grants made to our named executive officers in 2009 and how such grants compared to our long-term incentive grant guidelines for promotional grants for these executives for 2009:

				Value of
			Value of Actual	Long-Term	Difference
	Stock	Restricted Stock	Promotional	Incentive Grant	Between Actual
Named Executive Officer	Options	(or Units)	Grants(1)	Guideline	and Guideline(2)

Stacy Enxing Seng	96,350	38,550	$477,958	$712,000	$(234,042)
Brett A. Wall	56,200	22,500	544,258	525,000	19,258

(1)	The value of actual promotional grants is based on the value calculated under our long-term incentive grant guidelines and does not necessarily match the grant date fair value of the equity awards under applicable accounting rules and as set forth in the “Grants of Plan Based Awards” table found later in this information statement.

(2)	The difference between the value of Mr. Wall’s actual promotional grants and his long-term incentive grant guideline is due to the rounding up of his equity awards to the nearest 100 shares.

In January 2010, promotional grants were made to Mr. Girin in connection with his promotion to Chief Operating Officer. Mr. Girin received a restricted stock grant of 25,941 shares and an option to purchase 64,853 shares, which together had a grant date fair value of $680,700. These awards were also subject to our maximum run rate dilution of 3.0 percent and thus were cut back from Mr. Girin’s long-term incentive grant guideline of approximately $1.1 million.

Talent acquisition grants were made to Mr. McCormick in January 2009 in connection with our hiring him as our Senior Vice President and Chief Financial Officer. These awards were cut back on a pro-rated basis so as not to exceed our maximum run rate dilution of 3.0 percent for 2009. We did not otherwise deviate from our long-term incentive grant guidelines. The following table describes the talent acquisition grants made to Mr. McCormick in 2009 and how such grants compared to our long-term incentive grant guidelines for talent acquisition grants for Mr. McCormick for 2009:

			Value of Actual	Value of
			Talent	Long-Term	Difference
	Stock	Restricted Stock	Acquisition	Incentive Grant	Between Actual
Named Executive Officer	Options	(or Units)	Grants(1)	Guideline	and Guideline

Shawn McCormick	140,000	56,000	$697,760	$1,225,000	$(527,240)

(1)	The value of actual talent acquisition grants is based on the value calculated under our long-term incentive grant guidelines and does not necessarily match the grant date fair value of the equity awards under applicable accounting rules and as set forth in the “Grants of Plan Based Awards” table found later in this information statement.

Discretionary grants were made to all of our executives in lieu of merit increases to their base salaries in February 2009 and again in January 2010 as described in more detail above under the heading “— Base Salary — Annual Salary Increases,” and discretionary grants were made to Mr. Palmisano in January 2010 for exceptional performance during 2009 as mentioned above under the heading “— Short-Term Cash Incentives — 2009 Bonus Payouts and Analysis.” Mr. Palmisano was granted a discretionary long-term incentive award of $100,000, consisting of an option to purchase 8,503 shares of common stock and a stock grant for 3,401 shares of common stock at the end of January 2010 in recognition of our corporate financial performance during 2009. The size of this award was determined based on a desired upward adjustment of approximately 14.5 percent to Palmisano’s short-term cash incentive that the compensation committee believed Mr. Palmisano deserved to recognize his excellence in guiding the organization during 2009 resulting in a strong performance in many areas such as financial results, leadership development, delighting the customer and building a strategic framework for the future. The compensation committee determined to pay Mr. Palmisano not in cash but in long-term equity incentives in order to increase Mr. Palmisano’s equity ownership in our company and compliance toward our stock ownership guidelines.

Additional information concerning the long-term incentive compensation information for our named executive officers for 2009 is included in the Summary Compensation Table — 2009. Additional information on long-

term incentive awards is shown in the Grants of Plan-Based Awards — 2009 Table and the Outstanding Equity Awards at Fiscal Year-End — 2009 Table.

Executive Benefits and Perquisites and All Other Compensation

We provided several of our named executive officers certain executive benefits, perquisites and other compensation during 2009, including in particular Mr. Palmisano, Mr. McCormick and Mr. Girin.

We provide Mr. Palmisano certain perquisites and personal benefits under his employment agreement, including a monthly housing allowance of $5,000, a monthly automobile allowance of $1,500 and reimbursement of weekly air travel expenses between his residences in Massachusetts and Florida and Plymouth, Minnesota. In addition, we have agreed to make additional payments to Mr. Palmisano to reimburse him on a gross-up basis to the extent these payments are subject to income taxes payable by Mr. Palmisano. Although we have not in the past provided our executives significant benefits and perquisites and although we recognize that certain of the perquisites and benefits we provide Mr. Palmisano are not customary among companies in our peer group, we nonetheless agreed to provide Mr. Palmisano these benefits in order to encourage him to accept our President and Chief Executive Officer position with our company, especially in light of the fact that he is not a resident of Minnesota and his family resides in Massachusetts and Florida. Our primary intent in providing these executive benefits to Mr. Palmisano was to accommodate Mr. Palmisano’s request to ease his financial burden of commuting between his residences and our corporate headquarters in Minnesota and living during the week in Minnesota.

As an inducement to encourage Mr. McCormick to accept our Senior Vice President and Chief Financial Officer position with our company, we paid Mr. McCormick a signing bonus of $100,000 and a cash retention bonus equal to $110,000. If we terminate Mr. McCormick’s employment for cause or if Mr. McCormick terminates his employment with our company for any reason (other than death or disability) prior to January 19, 2012, Mr. McCormick will be required to repay a portion of the signing bonus and retention bonus, the amount of which depends upon when the termination of employment occurs. The bonus amounts were determined based on the amount of a relocation bonus that Mr. McCormick was required to pay his previous employer as a result of Mr. McCormick leaving his prior employer to join our company within a certain time period.

In order to induce Mr. Girin to relocate from Paris, France to Irvine, California, we entered into an amendment to his employment agreement in July 2009 pursuant to which we agreed to provide Mr. Girin several relocation and temporary transfer benefits, including, among others, a relocation allowance, reimbursement of moving and travel expenses, a monthly housing allowance or lease payment, reimbursement for any U.S. federal and state income taxes owed by Mr. Girin with respect to his compensation that exceed the amount of taxes Mr. Girin would have been obligated to pay had he not relocated to Irvine, California. The benefits we provide Mr. Girin are described in more detail under the heading “Executive Compensation — Summary of Cash and Other Compensation — Employment Agreement — Pascal E.R. Girin.” We encouraged Mr. Girin to relocate to Irvine, California to be closer to our neurovascular business headquarters. We believed his physical proximity to our neurovascular business headquarters was important in light of his then position as Executive Vice President and President, Worldwide Neurovascular and International and in anticipation of his new position as Chief Operating Officer. Prior to his secondment to Irvine, California, we provided Mr. Girin as described earlier mobility premium payments under French tax laws relating to travel by Mr. Girin outside of France. We provided Mr. Girin the mobility premium payments in lieu of part of his base salary since such payments receive tax preferred status for Mr. Girin.

In order to induce Mr. Wall to relocate from Irvine, California to Paris, France, we entered into a letter agreement with Mr. Wall in January 2010 pursuant to which we agreed to provide Mr. Wall several foreign assignment benefits, including, among others, a relocation allowance, reimbursement of moving and travel costs, an annual cost of living allowance to cover the difference in every day expenses between France and California, monthly lease and utility costs and reimbursement for any U.S. federal and state income taxes owed by Mr. Wall with respect to his compensation that exceed the amount of taxes Mr. Wall would have been obligated to pay had he not relocated to Paris, France. The benefits we provide Mr. Wall are described in more detail under the heading “Executive Compensation — Summary of Cash and Other Compensation — Employment Letter Agreement — Brett A. Wall.” We encouraged Mr. Wall to relocate to Paris, France to be closer to our international headquarters.

We believed his physical proximity to our international headquarters was important in light of his new position as Senior Vice President and President, International.

The only other perquisite and personal benefit that we provide our named executive officers that are not available to all of our salaried employees generally are annual sales award trips for certain executives and their spouses. We encourage our CEO and business presidents to attend sales award trips in order to help build morale and for team building purposes. We recognize, however, that such out-of-town trips place increased demands on executive’s families and thus pay for travel and other expenses incurred by spouses of executives that choose to attend such trips.

Our named executive officers also receive other benefits, which are also received by our other employees, including 401(k) matching contributions, ability to purchase shares of our common stock at a discount with payroll deductions under our employee stock purchase plan and health, dental and life insurance benefits. We do not provide pension arrangements or post-retirement health coverage for our employees, including our named executive officers. We also do not provide any nonqualified defined contribution or other deferred compensation plans.

Employment Agreements

We entered into employment agreements with Mr. Palmisano and Mr. Girin in connection with us hiring them and recently entered into a letter agreement with Mr. Wall outlining the terms and conditions of his assignment to Paris, France. The only other employment agreements that we have entered into with our named executive officers are standard agreements that include non-compete, non-solicitation and confidentiality clauses and, in some cases, offer letters containing the principal terms of their employment, including position, base salary, annual bonus opportunity, initial equity grants and, in some cases, certain other benefits. The offer letters do not guarantee the executives any minimum time period of employment or any severance benefits upon a termination event. We have, however, entered into written change in control agreements with all of our executive officers and certain other personnel, which provide for certain cash and other benefits upon the termination of the executive officer’s employment with us in connection with a change in control, as described in more detail under the heading “Change in Control and Post-Termination Severance Arrangements” below.

In connection with our hiring of Mr. Palmisano as our new President and Chief Executive Officer, we entered into an employment and change in control agreement with him in addition to our standard confidentiality, non-competition and non-solicitation agreement. We believed it was prudent to enter into a more formal agreement with Mr. Palmisano regarding the terms of his employment rather than an offer letter in light of his position as our top executive, for our business planning purposes and for Mr. Palmisano’s benefit for certain terms of his arrangement, such as severance, to be agreed upon in advance and documented in writing. The employment agreement has an initial term expiring on April 6, 2011, and contains a provision that automatically extends the term for additional one-year periods unless either party provides notice to the other of its intent not to extend the term of the agreement at least 90 days prior to the expiration of the then current term. The purpose of the one-year evergreen provision is to ensure that a written agreement remains in place at all times during Mr. Palmisano’s employment with us. The agreement further provides that if we provide notice of our intent not to renew the agreement, it shall be treated as a termination of Mr. Palmisano’s employment by us without cause, in which case Mr. Palmisano would be entitled to the severance benefits described in more detail under the heading “Change in Control and Post-Termination Severance Arrangements — Severance Arrangements” below. The purpose of this provision is to provide Mr. Palmisano severance protection in the event we decide to terminate his employment regardless of the timing of any such decision.

As mentioned above, we also entered into an employment agreement with Mr. Girin when we hired him in 2003, which agreement we amended most recently in July 2009 in connection with Mr. Girin’s relocation to Irvine, California, and we entered into a letter agreement with Mr. Wall outlining the terms and conditions of his assignment to Paris, France. Under these agreements, we have agreed to provide these executives certain benefits as described in more detail under the heading “Executive Compensation — Summary of Cash and Other Compensation.” Under Mr. Girin’s agreement, we must give Mr. Girin at least three months notice prior to any termination and must comply with any applicable French laws regarding termination of an employee. Under Mr. Wall’s letter agreement, we have agreed to provide Mr. Wall certain severance benefits under certain circumstances as described in more detail below under the heading “— Change in Control and Post-Termination Severance Arrangements.”

Change in Control and Post-Termination Severance Arrangements

Change in Control Arrangements.  To encourage continuity, stability and retention when considering the potential disruptive impact of an actual or potential corporate transaction, we have established change in control arrangements, including provisions in our incentive stock plans and written agreements with executives and other key employees, to incentivize our executives to remain with our company in the event of a change in control or potential change in control. Pursuant to the terms of our current incentive stock plan and the individual award documents provided to recipients of awards under the plan, all stock options and stock grants under the plan become immediately vested (and, in the case of options, exercisable) upon the completion of a change in control of our company. For more information, we refer you to the information under the heading “Executive Compensation — Potential Payments Upon Termination or Change in Control — Change in Control Arrangements — Generally.” Thus, the immediate vesting of stock options and stock grants is triggered by the change in control, itself, and thus is known as a “single trigger” change in control arrangement. We believe our “single trigger” equity acceleration change in control arrangements provide important retention incentives during what can often be an uncertain time for employees and provide executives with additional monetary motivation to focus on and complete a transaction that our board of directors believes is in the best interests of our stockholders rather than seeking new employment opportunities. If an executive were to leave prior to the completion of the change in control, non-vested awards held by the executive would terminate.

In addition, we have entered into agreements with our named executive officers and other executives that require us to provide them certain payments and benefits in the event of a change in control, most of which are payable only in the event their employment is terminated in connection with the change in control. The payments that are due upon the change in control are base pay owed through the date of the change in control and a pro rata portion of the executive’s target bonus plan payment based on the number of months in the year worked prior to the change in control. The payments and benefits that are due upon a termination event in connection with the change in control are a lump sum cash payment equal to 12 months (36 months, in the case of our President and Chief Executive Officer) of the executive’s then-current base salary and the full amount of the executive’s bonus plan payment for the next 12 months (or 300 percent of his bonus plan payment, in the case of our President and Chief Executive Officer), with the amount of the bonus plan payment based on the assumption that all of the performance objectives will have been satisfied at target for such year. In addition, the executive also would be entitled to group health plan benefits for the executive and his or her dependents for up to 18 months (up to 36 months, in the case of our President and Chief Executive Officer) and reasonable outplacement services. To the extent any payments received by the executive under the agreement constitute parachute payments which result in an excise tax under Section 4999 of the Internal Revenue Code, the executive will receive a gross-up payment to cover such excise tax as well as applicable taxes on such gross-up payment. These arrangements, and a quantification of the payment and benefits provided under these arrangements, are described in more detail under the heading “Executive Compensation — Potential Payments Upon Termination or Change in Control — Change in Control Arrangements.” In March 2010, we hired a new executive officer and in connection with our hiring of this executive we revised our standard change in control agreement to eliminate the requirement that we make an additional “gross-up” payment to an executive to the extent any payments received by the executive constitute parachute payments which result in an excise tax under Section 4999 of the Internal Revenue Code. We made this change as to avoid being identified by RiskMetrics Group as implementing a “problematic pay practice.” We intend to use the revised change in control agreement without the “gross-up” payment language going forward with respect to new executives.

Other than the receipt of the pro rata portion of the target annual bonus and the immediate acceleration of equity-based awards which we believe aligns our executives’ interests with those of our stockholders by allowing executives to participate fully in the benefits of a change in control as to all of their equity, in order for our named executive officers to receive any other payments or benefits as a result of a change in control of our company, there must be a termination of the executive’s employment, either by us without cause or by the executive for good reason. The termination of the executive’s employment by the executive without good reason will not give rise to additional payments or benefits either in a change in control situation or otherwise. Thus, these additional payments and benefits will not just be triggered by a change in control, but also will require a termination event not within the control of the executive, and thus are known as “double trigger” change in control arrangements. As opposed to the pro rata portion of the target annual bonus and the immediate acceleration of equity-based awards, we believe that other change in control payments and benefits should properly be tied to termination following a change in control, given the intent that these amounts provide economic security to ease in the executive’s transition to new employment.

We believe that our change in control arrangements are an important part of our executive compensation program. We believe that these arrangements mitigate some of the risk that exists for executives working in a smaller company, where there is a meaningful likelihood that the company may be acquired. These arrangements are intended to attract and retain qualified executives who may have employment alternatives that may appear to them, in light of a possible change in control of our company, to be less risky absent these arrangements. We believe that relative to our overall value, our potential change in control benefits are relatively minor. We confirm this belief on an annual basis by reviewing a tally sheet for each executive that summarizes the change in control and severance benefits potentially payable to each executive. We also believe that the form and amount of such benefits are reasonable in light of those provided to executives by companies in our peer group and other companies with which we compete for executive talent and the amount of time typically required to find executive employment opportunities. In July 2009, our compensation committee asked Mercer to conduct a formal analysis of our change in control arrangements for reasonableness and market competitiveness. Mercer advised us that similar protections, for the most part, are provided by companies in our peer group and other companies with which we compete for executive talent. We, thus, believe we must continue to offer such protections in order to remain competitive in attracting and retaining executive talent. Mercer recommended, however, we periodically review these arrangements in light of the changing nature of the competitive landscape.

Severance Arrangements.  We entered into a separation and release agreement with one of our named executive officers, Mr. Spangler, in early 2009. We also entered into a consulting agreement with Mr. Spangler to ensure a smooth transition. The terms of these agreements are described in more detail under the heading “Executive Compensation — Potential Payments Upon Termination or Change in Control — Severance Arrangements — Patrick D. Spangler.” Although Mr. Spangler was employed by us “at will” and thus was not entitled to any severance or other payments upon his termination of employment, it has become our customary practice to enter into a separation agreement and release of claims and a consulting agreement with departing executives, especially if their termination of employment is at the request of ev3. The amount of the severance payment is determined based on a multiple (between one and one and one-half) of the executive’s base salary and either the full amount or a pro rata portion of the executive’s annual actual, target or maximum bonus, with higher level executives generally receiving more favorable severance payments. Severance is usually paid over time in the form of salary continuation. Departing executives with whom we enter into separation agreements also generally are entitled to payment of COBRA continuation coverage premiums for a limited time and reimbursement of outplacement services. In all cases, benefits are conditioned upon a general release of claims against us by the executive, which we believe is appropriate in light of the severance benefits being provided to the executive.

With respect to our other named executive officers, all of them, other than Mr. Palmisano and Mr. Wall, are not entitled to any severance or other payments upon their termination of employment without cause or otherwise. We are required, however, under the terms of his employment agreement to give Mr. Girin at least three months prior notice of any termination and comply with any applicable French laws. As discussed above, however, if a named executive officer were to leave ev3, our compensation committee would exercise its business judgment in determining whether or not a separation arrangement, including any severance pay, was appropriate and would determine the terms of any separation arrangement in light of all relevant circumstances including the individual’s term of employment, past accomplishments and reasons for separation from our company.

With respect to Mr. Palmisano, under the terms of his existing employment and change in control agreement, in the event we terminate Mr. Palmisano’s employment without cause or Mr. Palmisano terminates his employment for good reason, Mr. Palmisano will be entitled to receive, among other benefits, a lump sum severance payment equal to 150 percent of his then current base pay and a pro rata portion of his bonus to the extent the applicable performance objectives have been achieved. He also will be entitled to elect continuation coverage under COBRA for 18 months following the date of termination, the premiums for which will be paid by us, elect health care continuation coverage for an additional 18 months following such 18-month severance period and receive, for 18 months following the date of termination, all fringe benefits and perquisites to which he is entitled under the employment agreement and which may legally be provided by us to non-employees.

With respect to Mr. Wall, we agreed in his letter agreement outlining the terms and conditions of his assignment to Paris, France to provide him a severance package equal to 12 months base salary and outplacement services if at the end of his assignment or if upon earlier termination of the agreement, we do not offer him a mutually agreeable position within our company. We believed it was necessary to agree to such a severance provision in light of Mr. Wall’s personal sacrifice in moving himself and his family to Paris, France for a period of up to five years in furtherance of our company’s business interests.

Tax and Accounting Implications

Deductibility of Compensation for Tax Purposes Under Section 162(m).  Section 162(m) of the Internal Revenue Code limits the amount that a publicly held company may deduct for compensation paid to each of its chief executive officer and its next three most highly compensated officers (but excluding the CFO) to $1 million per year. However, this limitation does not apply, among other things, to compensation that satisfies the requirements of performance-based compensation under Section 162(m). Under IRS regulations, compensation received through the exercise of an option or stock appreciation right will be treated as performance-based compensation and will not be subject to the $1 million limit if the option or stock appreciation right and the plan pursuant to which it is granted satisfy certain requirements.

Compensation that would be recognized by our named executive officers upon exercise of any stock options granted under our 2005 incentive stock plan after July 1, 2005 and prior to October 4, 2007 would not constitute performance-based compensation under Section 162(m). Between July 1, 2005 and October 4, 2007, option awards under our 2005 incentive stock plan did not satisfy the requirements of performance-based compensation for purposes of Section 162(m) because our compensation committee during that period was not comprised solely of two or more “outside directors” within the meaning of Section 162(m). On October 4, 2007 and since such date, our compensation committee or at least the subcommittee that approves equity grants has consisted solely of members who are outside directors. We contemplate that future option and other equity awards under our 2005 incentive stock plan will continue to satisfy the requirements of performance-based compensation under Section 162(m) of the Code.

Compensation paid under our annual incentive plan does not constitute performance-based compensation under Section 162(m). Since we have substantial net operating losses, we have not viewed as a priority the qualification of our annual incentive plan as a Section 162(m) plan. However, we are proposing to amend and restate our current stock incentive plan to provide for the payment of cash incentives that would qualify as performance-based compensation under Section 162(m).

In 2009, the only compensation we paid that exceeded the Section 162(m) deductibility limit was to Mr. Palmisano. However, because of our substantial net operating loss carryforwards, the loss of this tax deduction did not require us to pay any higher corporate taxes.

Accounting for Equity-Based Compensation.  When setting and analyzing each aspect of our executive compensation program, our compensation committee typically takes into account the anticipated accounting consequences of the program design and award levels. Our compensation committee reviews accounting cost models and structures our executive compensation program in a manner that it believes properly blends the cost and benefits of the program.

Consideration of Risk and Recoupment Policy

One of the responsibilities of our audit committee is to review and assess our business risk management process, including the adequacy of our overall control environment and controls in selected areas representing significant financial and business risk. In so doing, our audit committee oversees a fraud risk assessment of our company on an annual basis. As part of this annual risk assessment, we specifically analyze whether there is excessive pressure on our management to meet financial targets set up by our board of directors, such as too high a percentage of executives’ compensation tied to sales targets and profitability incentives, and whether management’s personal financial situation is threatened by our financial performance arising from significant portions of their compensation, such as annual bonuses and equity compensation, being contingent upon achieving aggressive targets for stock price, operating results, financial position or cash flow. In December 2009, our audit committee reported to our full board of directors the results of our most recent fraud assessment.

In addition, in early 2010, our compensation committee engaged Mercer to analyze whether our compensation policies and practices for our employees are “reasonably likely to have a material adverse effect” on our company. Based in part on such results and the results of the annual risk assessment conducted by our audit committee, our compensation committee believes that our executive incentive compensation arrangements do not encourage our executives to take unnecessary or excessive risks that could threaten the value of our company. While performance-based compensation constitutes a significant percentage of our executives’ overall total compensation and thereby the compensation committee believes motivates our executives to help fulfill our corporate mission and vision, including specific and focused company performance objectives, the non-performance based compensation, for most executives for most years, is also a sufficiently high percentage of overall total compensation that the compensation committee does not believe that unnecessary or excessive risk taking is encouraged by the performance-based compensation. In addition, a significant portion of executives’ performance-based compensation is in the form of long-term equity incentives which do not encourage unnecessary or excessive risk because they generally vest over a three to four year period of time thereby focusing the executives on our company’s long-term interests.

Nonetheless, our compensation committee determined that it was prudent to review and adopt certain compensation practices that discourage unnecessary or excessive risk taking, such as a recoupment or “clawback” policy. In February 2009, our compensation committee approved a recoupment policy under which our compensation committee has the sole and absolute authority, to the full extent permitted by applicable law, to require that each executive officer agree to reimburse us for all or any portion of any cash bonus if: (1) the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a material financial restatement, (2) in the view of our compensation committee, the executive engaged in fraud or misconduct that caused or partially caused the need for a material financial restatement by us, and (3) a lower payment would have occurred based upon the restated financial results. In each such instance, we will, to the extent practicable and allowable under applicable laws, require reimbursement of any bonus in the amount by which the executive’s annual bonus for the relevant period exceeded the lower payment that would have been made based on the restated financial results, provided that we will not seek to recover bonuses paid more than one year prior to the date the applicable restatement is disclosed.

In addition, the ev3 Inc. Third Amended and Restated 2005 Incentive Plan, which was approved by our board of directors, upon recommendation of our compensation committee, in February 2010, and by our stockholders in May 2010, also contains a “clawback” provision which provide that if a participant is determined by our compensation committee to have taken action that would constitute an “adverse action,” as that term is defined in the plan, all rights of the participant under the plan and any agreements evidencing an award then held by the participant will terminate and be forfeited and the compensation committee may require the participant to surrender and return to us any shares received, and/or to disgorge any profits or any other economic value made or realized by the participant during the period beginning one year prior to the participant’s termination of employment or other service with our company or any subsidiary, in connection with any awards or any shares issued upon the exercise or vesting of any awards.

As a matter of best practice, we will continue to monitor our executive compensation program to ensure that it continues to align the interest of our executives with those of our long-term stockholders while avoiding unnecessary or excessive risk.

Stock Ownership

We have adopted certain guidelines and policies with respect to stock ownership and equity compensation, all of which apply to our named executive officers.

In 2009, we established stock ownership guidelines for directors and executive officers. The intent of the guidelines is to align the interests of our directors and executives with the interests of our stockholders and to demonstrate our continued commitment to sound corporate governance. The stock ownership targets for our executives are that number of shares of our common stock with a value equal to a multiple of the executive’s annual base salary, with the multiple equal to two times for senior vice presidents, three times for executive vice presidents and four times for our chief executive officer. Until the applicable stock ownership target is achieved, each executive subject to the guidelines is required to retain an amount equal to 75 percent of the net shares received as a result of the exercise of stock options or the vesting of restricted stock or restricted stock units. Because executives must retain a percentage of shares resulting from any exercise of ev3 stock options or the vesting of restricted stock or restricted stock units until they achieve the specified target, there is no minimum time period required to achieve the applicable stock ownership target. For more information regarding the stock ownership guidelines, see “Corporate Governance — Stock Ownership Guidelines.” As of January 1, 2010, all of our executives met their individual stock ownership guideline, except for Mr. Palmisano, Mr. McCormick, Mr. Girin and Mr. Wall. As of such date, Mr. Palmisano, Mr. McCormick and Mr. Wall had only been executives of our company for approximately 20 months, 11 months and two months, respectively. In addition, unlike other executives, until recently Mr. Girin because of his French residence received restricted stock units, or RSUs, as opposed to restricted stock. Unlike restricted stock, RSUs, like stock options, do not count toward the stock ownership guidelines. If Mr. Girin’s RSUs counted toward the guidelines, he would be in compliance with his individual stock ownership guideline.

We have an insider trading policy that prohibits trading during periods immediately preceding the release of material non-public information, except pursuant to previously established Rule 10b5-1 trading plans or instructions. Under the terms of our current restricted stock award certificates, as a condition of receiving restricted stock grants, recipients, including our named executive officers, must give instructions and authorization to our company and any brokerage firm determined acceptable to us for such purpose to sell on the recipient’s behalf a whole number of shares of our common stock from those shares of stock underlying the stock grant as indicated by the recipient or as we determine to be appropriate to generate cash proceeds sufficient to satisfy any applicable tax withholding obligation. Such instructions, however, may be revoked by the recipient if the recipient pays any applicable required tax withholding obligation in cash on or prior to the applicable due date.

EXECUTIVE COMPENSATION

Compensation Committee Report

Our board of directors has delegated to our compensation committee the responsibility, among other things, to approve any and all compensation payable to our executive officers, including annual salaries, incentive compensation, long-term incentive compensation and any special or supplemental benefits or perquisites, and to administer our equity and incentive compensation plans applicable to our executive officers. Our board of directors has retained, however, the authority to approve the adoption of and any amendment to our compensation plans applicable to our executive officers, including incentive compensation plans and equity-based plans.

Our compensation committee has reviewed and discussed the foregoing “Compensation Discussion and Analysis” section of this information statement with our management. Based on this review and discussion, the compensation committee recommended to our board of directors that the “Compensation Discussion and Analysis” section be included in this information statement for filing with the Securities and Exchange Commission.

Compensation Committee

John L. Miclot, Chair
Douglas W. Kohrs
Elizabeth H. Weatherman

Summary of Cash and Other Compensation

The following table provides summary information concerning all compensation awarded to, earned by or paid to our named executive officers for the fiscal years ended December 31, 2009, 2008 and 2007.

SUMMARY COMPENSATION TABLE — 2009

						Non-Equity
				Stock	Option	Incentive Plan	All Other
Name and Principal Position	Year	Salary(1)	Bonus(2)	Awards(3)	Awards(4)	Compensation(5)	Compensation(6)	Total

Robert J. Palmisano(7)	2009	$600,000	$—	$614,215	$642,324	$691,200	$236,483	$2,784,222
President and Chief	2008	441,153	—	—	3,351,404	451,809	170,527	4,414,893
Executive Officer
Shawn McCormick(8)	2009	334,294	210,000	348,880	364,840	229,377	7,350	1,494,741
Senior Vice President and Chief Financial Officer
Patrick D. Spangler(9)	2009	15,538	—	—	—	—	344,328	359,866
Former Senior Vice	2008	314,800	—	249,300	—	193,522	6,900	764,522
President and Chief	2007	298,654	—	655,534	582,236	57,897	8,852	1,603,173
Financial Officer
Pascal E.R. Girin(10)	2009	375,707	—	313,399	327,732	458,958	710,467	2,186,263
Executive Vice	2008	365,198	114,575	859,661	445,670	267,735	194,801	2,247,640
President and Chief	2007	355,617	64,820	752,418	671,285	73,790	108,858	2,026,788
Operating Officer
Stacy Enxing Seng	2009	356,000	—	477,871	499,677	233,627	12,351	1,579,526
Executive Vice	2008	325,973	—	249,300	—	200,915	21,900	798,088
President and	2007	307,498	—	583,681	521,274	50,127	11,010	1,473,590
President, Worldwide Peripheral Vascular
Brett A. Wall(11)	2009	283,935	—	316,425	332,782	162,061	10,637	1,105,840
Senior Vice President and President, International

(1)	Includes amounts paid for accrued but previously unpaid time off.

(2)	For 2009, reflects a signing bonus of $100,000 and a cash retention bonus equal to $110,000 paid to Mr. McCormick in January 2009. For 2008, reflects a special retention bonus of $75,000 paid to Mr. Girin in February 2008 and a special retention bonus of $39,575 paid to Mr. Girin in April 2008. The amount of the April 2008 cash bonus, which bonus was based in part on the performance of our international business during first quarter 2008, was deducted from Mr. Girin’s payout under our 2008 annual performance incentive plan. For 2007, reflects the guaranteed portion of Mr. Girin’s bonus under our 2007 annual performance incentive plan.

(3)	Amount reported represents the aggregate grant date fair value for stock awards granted to each named executive officer computed in accordance with FASB ASC Topic 718. The grant date fair value is determined based on the closing sale price of our common stock on the date of grant.

(4)	Amount reported represents the aggregate grant date fair value for option awards granted to each named executive officer computed in accordance with FASB ASC Topic 718. The grant date fair value is determined based on our Black-Scholes option pricing model. The following table sets forth the specific assumptions used in the valuation of each such option award:

	Grant Date				Expected
Grant	Fair Value	Risk Free	Expected	Expected	Dividend
Date	Per Share	Interest Rate	Life	Volatility	Yield

10/05/2009	$5.10	1.99%	3.85 years	53.2%	0
03/10/2009	2.46	1.57%	3.85 years	53.5%	0
02/12/2009	2.59	1.57%	3.85 years	53.5%	0
01/19/2009	2.61	1.57%	3.85 years	53.5%	0
08/12/2008	4.46	3.05%	3.85 years	44.6%	0
04/06/2008	3.18	2.39%	3.85 years	44.5%	0
10/04/2007	6.30	4.16%	3.85 years	42.7%	0
01/22/2007	7.12	4.77%	3.85 years	45.3%	0

(5)	Represents amounts paid under our annual performance incentive compensation plan, which is described in more detail under the headings “— Grants of Plan-Based Awards — ev3 Inc. Employee Performance Incentive Compensation Plan” and “Compensation Discussion and Analysis.” For Mr. Girin, the amount shown for 2008 does not include the portion of Mr. Girin’s bonus that was paid in April 2008 and based in part on the performance of our international business, which discretionary bonus is reflected in the “Bonus” column. In addition, for Mr. Girin, the amount shown for 2007 does not include the guaranteed portion of Mr. Girin’s bonus, which is reflected in the “Bonus” column.

(6)	The amounts shown in this column for 2009 include the following with respect to each named executive officer:

				Perquisites and
	401(k)	International	Severance	Other Personal		Tax
Name	Match	Benefits	Benefits	Benefits		Gross-Ups	Total

Robert J. Palmisano	$7,350	$—	$—	$137,968	(a)	$91,165 (b)	$236,483
Shawn McCormick	7,350	—	—	—		—	7,350
Patrick D. Spangler	—	—	344,328 (c)	—		—	344,328
Pascal E.R. Girin	—	144,522 (d)	—	565,945	(e)	—	710,467
Stacy Enxing Seng	7,350	—	—	5,001	(f)	—	12,351
Brett A. Wall	7,350	—	—	3,287	(g)	—	10,637

(a)	Represents: (i) $59,968 in commuting expenses; (ii) a $60,000 housing allowance; and (iii) a $18,000 automobile allowance.

(b)	Represents: (i) a tax gross-up of $29,129 for income tax incurred by Mr. Palmisano for reimbursement for commuting expenses; (ii) a tax gross-up of $47,720 for income tax incurred by Mr. Palmisano for his housing allowance; and (iii) a tax gross-up of $14,316 for income tax incurred by Mr. Palmisano for his automobile allowance.

(c)	Represents: (i) $314,800 in severance pay and (ii) $29,528 in reimbursement of health care coverage premiums.

(d)	Represents mobility premium payments under French tax law relating to travel by Mr. Girin outside of France.

(e)	Represents: (i) housing lease payments of $51,750; (ii) an automobile allowance of $18,622; (iii) $61,394 in reimbursement of family travel expenses; (iv) $18,280 in reimbursement of family education expenses; (v) a relocation allowance of $84,000; and (vi) $331,899 in tax equalization payments.

(f)	Represents a $5,001 cash value of travel expenses incurred in connection with attending a sales award trip.

(g)	Represents a $3,287 cash value of travel expenses incurred in connection with attending a sales award trip.

(7)	Mr. Palmisano was appointed as President and Chief Executive Officer effective April 6, 2008.

(8)	Mr. McCormick was appointed as Senior Vice President and Chief Financial Officer effective January 19, 2009.

(9)	Mr. Spangler resigned as Senior Vice President and Chief Financial Officer effective January 19, 2009.

(10)	Reflected in U.S. dollars but paid in Euros for all payments prior to October 2009. Conversion into U.S. dollars based on conversion rates as of December 31, 2007, 2008 and 2009, respectively. Conversion rate as of December 31, 2007 was one Euro to $1.4603, as of December 31, 2008 was one Euro to $1.4094, and as of December 31, 2009 was one Euro to $1.4333 for amounts paid in France and one Euro to $1.50 for amounts paid in U.S. dollars from the United States.

(11)	Mr. Wall was appointed as Senior Vice President and President, International effective October 5, 2009.

Employment Agreements — Generally.  We typically execute employment offer letters in conjunction with the hiring or promotion of our named executive officers that describe annual base salary, eligibility for participation in our annual performance incentive compensation plan and any talent acquisition equity-based compensation grants. The acceptance of our offer of employment by new employees is conditioned upon the execution of an employment agreement that includes non-compete, non-solicitation and confidentiality provisions. Our employment agreements with our named executive officers, other than Mr. Palmisano, do not contain any commitments regarding future salary increases or benefits, except for the timing of payment and a general description of benefits. Other than Mr. Palmisano, all of our named executive officers are employed at-will and are not guaranteed employment for any specified duration.

Employment Agreement — Robert J. Palmisano.  In connection with the appointment of Mr. Palmisano as our President and Chief Executive Officer, we entered into an employment and change in control agreement and a confidentiality, non-competition and non-solicitation agreement with Mr. Palmisano in April 2008. The employment agreement provides that Mr. Palmisano will be paid a minimum annual base salary of $600,000, subject to further increases by our board of directors, and will be entitled to earn an annual bonus of up to 100 percent of his base salary based upon the achievement of performance objectives set by our compensation committee. Mr. Palmisano’s compensation under the employment agreement also includes a monthly housing allowance of $5,000 for housing in or near Plymouth, Minnesota, and a monthly automobile allowance of $1,500, each of which we have agreed to gross-up to the extent that such payments are subject to income taxes payable by Mr. Palmisano. We also have agreed to pay or reimburse Mr. Palmisano for expenses incurred for weekly air travel between his personal residences in Massachusetts and Florida and Plymouth, Minnesota and to the extent such payments are subject to income taxes payable by Mr. Palmisano, to make an additional payment to Mr. Palmisano to reimburse him for such income taxes on a gross-up basis.

The employment agreement has an initial term expiring April 6, 2011, and contains a provision that automatically extends the term for additional one-year periods unless either party provides notice to the other of its intent not to extend the term of the employment agreement at least 90 days prior to the expiration of the then current term. The employment agreement further provides that if we provide notice of our intent not to renew the agreement, it will be treated as a termination of Mr. Palmisano’s employment by us without cause, in which case Mr. Palmisano would be entitled to the severance benefits described in more detail under the heading “— Potential Payments Upon Termination or Change in Control — Severance Arrangement — Robert J. Palmisano.” The employment agreement contains other severance provisions, as well as change in control provisions, which are described in more detail under the headings “— Potential Payments Upon Termination or Change in Control — Severance Arrangement — Robert J. Palmisano” and “— Potential Payments Upon Termination or Change in Control — Change in Control Arrangement — Robert J. Palmisano.” The confidentiality, non-competition and non-solicitation agreement contains customary perpetual confidentiality provisions as well as customary non-competition and non-solicitation covenants for the term of Mr. Palmisano’s employment and for one year following any termination of his employment.

Employment Agreement — Pascal E.R. Girin.  In connection with our hiring of Mr. Girin in June 2003, we entered into an employment agreement with him pursuant to French law, which agreement was amended most recently in July 2009 in connection with Mr. Girin’s relocation from Paris, France to Irvine, California. Under the employment agreement, Mr. Girin is currently on secondment for a period of up to five years. If we desire to terminate the secondment, we must give Mr. Girin at least three months prior notice. In order to induce Mr. Girin to relocate from Paris, France to Irvine, California, we agreed to provide Mr. Girin the following benefits: (1) a relocation allowance of 60,000 Euros; (2) reimbursement of all moving costs and expenses to and from the United States at the beginning and end of the secondment; (3) reimbursement of two annual trips to and from France for Mr. Girin and his three immediate family members; (4) a monthly housing allowance or monthly lease payment of up to $11,500; (5) use of two automobiles leased by our company; (6) payment of school fees for the secondary education of Mr. Girin’s daughter in the United States; (7) the preparation of income tax returns for Mr. Girin for both France and the United States; and (8) reimbursement for any taxes owed by Mr. Girin with respect to his compensation that exceed the amount of taxes Mr. Girin would have been obligated to pay had he not relocated to Irvine, California. We encouraged Mr. Girin to relocate to Irvine, California to be closer to our neurovascular business headquarters. We believed his physical proximity to our neurovascular business headquarters was important in light of his then position as Executive Vice President and President, Worldwide Neurovascular and International and in anticipation of his new position as Chief Operating Officer. Prior to his secondment to Irvine, California, we provided Mr. Girin as described earlier mobility premium payments under French tax laws relating to travel by Mr. Girin outside of France. We provided Mr. Girin the mobility premium payments in lieu of part of his base salary since such payments receive tax preferred status for Mr. Girin.

Employment Letter Agreement — Brett A. Wall.  In order to induce Mr. Wall to relocate from Irvine, California to Paris, France, we entered into a letter agreement with Mr. Wall in January 2010 pursuant to which we agreed to provide Mr. Wall the following benefits: (1) an annual cost of living allowance of $39,741 to cover the difference in every day expenses between Irvine, California and Paris, France; (2) monthly lease costs up to a maximum of 7,500 Euros, monthly utility costs and a furniture allowance; (3) use of two automobiles leased by the company; (4) reimbursement of monthly club dues; (5) a relocation allowance of $25,000; (6) reimbursement of all moving costs and expenses to and from France at the beginning and end of the assignment; (7) reimbursement of airfare to and from France for Mr. Wall and his immediate family members at the beginning and end of the assignment; (8) reimbursement of four annual trips to and from the United States for Mr. Wall and one other immediate family member; (9) reimbursement of routine house maintenance necessary to maintain Mr. Wall’s California residence up to $485 per month; (10) immigration fees; (11) destination services to assist Mr. Wall and his family in “settling in” France; (12) cross-cultural training and language lessons for Mr. Wall and his family; (13) temporary lodging, meals and incidental expenses for up to 30 days; (14) the preparation of income tax returns for Mr. Wall for both the United States and France; and (15) reimbursement for any taxes owed by Mr. Wall with respect to his compensation that exceed the amount of taxes Mr. Wall would have been obligated to pay had he not relocated to Paris, France. We encouraged Mr. Wall to relocate to Paris, France to be closer to our international headquarters. We believed his physical proximity to our international headquarters was important in light of his new position as Senior Vice President and President, International.

Equity and Non-Equity Incentive Compensation and Other Bonus Payments.  Our named executive officers received during 2009 grants of stock options and stock grants under the ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan. These grants and the plan are described in more detail under the headings “Compensation Discussion and Analysis” and “— Grants of Plan-Based Awards.” Our named executive officers also received annual cash bonuses under the ev3 Inc. 2009 Employee Performance Incentive Compensation Plan for their 2009 performance. The bonus amounts and the plan are described in more detail under the headings “Compensation Discussion and Analysis” and “— Grants of Plan-Based Awards.” From time to time, we also award special discretionary bonuses to one or more of our named executive officers to reward extraordinary performance and/or for retention or other purposes. These bonuses may be paid in cash and/or equity-based awards, such as stock options and stock grants. Although we awarded such a discretionary bonus to Mr. Palmisano for his 2009 performance, we paid this bonus in the form of a stock option and stock grant which were granted in January 2010. We refer you to the information under the heading “Compensation Discussion and Analysis.”

As an inducement to encourage Mr. McCormick to accept our Senior Vice President and Chief Financial Officer position with our company, we paid Mr. McCormick a signing bonus of $100,000 and a cash retention bonus equal to $110,000. If we terminate Mr. McCormick’s employment for cause or if Mr. McCormick terminates his employment with our company for any reason (other than death or disability) prior to January 19, 2012,

Mr. McCormick will be required to repay a portion of the signing bonus and retention bonus, the amount of which depends upon when the termination of employment occurs.

Severance Payments.  The “All Other Compensation” column of the Summary Compensation Table for 2009 includes amounts paid or accrued pursuant to a severance arrangement with Mr. Spangler. The terms of this arrangement is described in more detail under the heading “— Potential Payments Upon Termination or Change in Control — Severance Arrangement — Patrick D. Spangler.”

Consulting Payments.  The “All Other Compensation” column of the Summary Compensation Table for 2009 includes amounts paid to Mr. Spangler pursuant to a consulting arrangement entered into in connection with his separation of employment from our company. The terms of this arrangement are described in more detail under the heading “— Potential Payments Upon Termination or Change in Control — Severance Arrangement — Patrick D. Spangler.”

Perquisites and Personal Benefits.  As described above, we are required under Mr. Palmisano’s employment agreement to provide Mr. Palmisano certain perquisites and personal benefits, including a monthly housing allowance of $5,000, a monthly automobile allowance of $1,500 and reimbursement of weekly air travel expenses between his residences in Massachusetts and Florida and Plymouth, Minnesota. In addition, to the extent these payments to Mr. Palmisano are subject to income taxes payable by Mr. Palmisano, we have agreed to make additional payments to Mr. Palmisano to reimburse him for such income taxes on a gross-up basis. Also as described above, we provide Mr. Girin and Mr. Wall certain perquisites and personal benefits in connection with their foreign assignments.

The only other perquisite and personal benefit that we provide our named executive officers that are not available to all of our salaried employees generally are annual sales award trips for certain executives and their spouses. Our named executive officers also receive other benefits, which are also received by our other employees, including 401(k) matching contributions, ability to purchase shares of our common stock at a discount with payroll deductions under our employee stock purchase plan and health, dental and life insurance benefits.

ev3 Inc. 401(k) Retirement Plan.  Under the ev3 Inc. 401(k) Retirement Plan, participants, including named executive officers, may voluntarily request that we reduce his or her pre-tax compensation by up to 75 percent (subject to certain special limitations) and contribute such amounts to the 401(k) plan’s trust. We contribute matching contributions in an amount equal to three percent of the participant’s eligible earnings for a pay period, or if less, 50 percent of the participant’s pre-tax 401(k) contributions (other than catch-up contributions) for that pay period. The 401(k) plan also has a “true-up” provision, meaning that at the end of the plan year an eligible participant may receive an additional matching contribution by applying the plan’s matching contribution formula to the participant’s aggregate 401(k) contributions and eligible earnings for the entire plan year. Under the 401(k) plan, we may, in our sole discretion, also make profit sharing contributions on behalf of eligible participants for any plan year. For 2009, we did not make any discretionary profit sharing contributions under the 401(k) plan.

Pension, Post-Retirement and Non-qualified Deferred Compensation Plans.  We do not provide pension arrangements or post-retirement health coverage for our employees, including our named executive officers. We also do not maintain any nonqualified defined contribution or other deferred compensation plans for our employees, including our named executive officers.

Indemnification Agreements.  We have entered into agreements with all of our named executive officers under which we are required to indemnify them against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he or she is or was one of our executive officers. We will be obligated to pay these amounts only if the executive officer acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we will be obligated to pay these amounts only if the executive officer had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification.

Grants of Plan-Based Awards

The following table provides information concerning grants of plan-based awards to each of our named executive officers during the fiscal year ended December 31, 2009. Non-equity incentive plan-based awards were granted to our named executive officers under the ev3 Inc. 2009 Employee Performance Incentive Compensation Plan. We do not grant equity incentive plan-based awards. Stock awards and option awards were granted under the ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan. The material terms of these awards and the material plan provisions relevant to these awards are described in the notes to the table below or in the narrative following the table below. We did not grant an “equity incentive plan” awards within the meaning of the SEC rules during the fiscal year ended December 31, 2009.

GRANTS OF PLAN-BASED AWARDS — 2009

						All Other	All Other
						Stock	Option	Exercise	Grant Date
						Awards:	Awards:	or Base	Fair Value
						Number of	Number of	Price of	Stock and
		Board	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			Shares of	Securities	Option	Option
	Grant	Approval	Threshold	Target	Maximum	Stock or	Underlying	Awards	Awards
Name	Date	Date(1)	($)	($)	($)	Units (#)(3)	Options (#)(4)	($/Sh)	($)(5)

Robert J. Palmisano	01/01/09	02/18/09	$300,000	$600,000	$900,000	—	—	$—	$—
	02/12/09	02/12/09	—	—	—	99,067	—	—	614,215
	02/12/09	02/12/09	—	—	—	—	247,667	6.20	642,324
Shawn McCormick	01/19/09	02/18/09	99,534	199,068	298,602	—	—	—	—
	01/19/09	12/19/08	—	—	—	56,000	—	—	348,880
	01/19/09	12/19/08	—	—	—	—	140,000	6.23	364,840
Patrick D. Spangler	—	—	—	—	—	—	—	—	—
Pascal E.R. Girin	01/01/09	02/18/09	174,908	349,816	524,724	—	—	—	—
	03/10/09	02/12/09	—	—	—	53,390	—	—	313,399
	03/10/09	02/12/09	—	—	—	—	133,474	5.87	327,732
Stacy Enxing Seng	01/01/09	02/18/09	115,700	231,400	347,100	—	—	—	—
	02/12/09	02/12/09	—	—	—	77,076	—	—	477,871
	02/12/09	02/12/09	—	—	—	—	192,665	6.20	499,677
Brett A. Wall	01/01/09	02/18/09	66,987	133,973	200,960	—	—	—	—
	02/12/09	02/12/09	—	—	—	7,125	—	—	44,175
	02/12/09	02/12/09	—	—	—	—	17,825	6.20	46,229
	10/05/09	09/29/09	—	—	—	22,500	—	—	272,250
	10/05/09	09/29/09	—	—	—	—	56,200	12.10	286,553

(1)	In most cases, the grant date and the board approval date are identical. However, in the case of ev3’s non-equity incentive plan awards, the grant date, in each case, was effective as of January 1, 2009, the beginning of the relevant performance period, but the board approval date was different. See note (2) below. In addition, in the case of equity-based incentive awards granted to new executives or in connection with promotions, the grant date may not necessarily be the board approval date since the grant date is often tied to the first date of employment or the effective date of the promotion. Furthermore, in the case of equity-based incentive awards granted to Mr. Girin, the grant date was not necessarily the board approval date since the grant date, in some cases, was the first trading day after 10 full trading days had elapsed after the public release of our then most recent financial results, in accordance with our equity grant procedures for French residents.

(2)	Represents amounts payable under our annual performance incentive compensation plan for 2009, which was approved by our compensation committee in February 2009. The threshold, target and maximum estimated future payouts for Mr. McCormick under the plan have been prorated to reflect his January 19, 2009 start date. Mr. Spangler did not have an incentive target under the plan since he had departed prior to the adoption of the plan. The threshold, target and maximum estimated future payouts for Mr. Wall have been prorated to reflect his increased incentive target and increased base salary received in connection with his promotion to Senior Vice President and President, International on October 5, 2009.

(3)	Represents restricted stock grants in the case of Messrs. Palmisano, McCormick and Wall and Ms. Enxing Seng, and a restricted stock unit, in the case of Mr. Girin granted under the ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan. The restricted stock grants vest and become non-forfeitable over time, with the last tranche becoming non-forfeitable on November 15, 2012, in each case, so long as the individual remains an employee or consultant of our company. The restricted stock units vest and become issuable over time, with the last tranche becoming issuable on November 15, 2012, in each case, so long as the individual remains an employee or consultant of our company.

(4)	Represents options granted under the ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan. All options have a ten-year term and vest over a four-year period, with 25 percent of the underlying shares vesting on the one-year anniversary of the date of grant and 1/36 of the remaining 75 percent of the underlying shares vesting during each of the next 36 months after the one-year anniversary date, in each case, so long as the individual remains an employee or consultant of our company.

(5)	We refer you to notes (3) and (4) to the Summary Compensation Table for a discussion of the assumptions made in calculating the grant date fair value of stock awards and option awards.

ev3 Inc. Employee Performance Incentive Compensation Plan.  Under the terms of the ev3 Inc. Employee Performance Incentive Compensation Plan, our named executive officers, as well as other executives of our company, earned annual cash bonuses based on our financial performance and individual objectives. The material terms of the plan are described in detail under the heading “Compensation Discussion and Analysis — Short-Term Cash Incentive Compensation.”

ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan.  Under the terms of the ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan, our named executive officers, in addition to other employees and individuals, are eligible to receive equity-based compensation awards, such as stock options, stock appreciation rights, stock grants and stock unit grants. To date, only non-statutory stock options, stock grants and stock unit grants have been granted under the plan. The plan is administered by a subcommittee consisting of solely “non-employee directors” within the meaning of Rule 16b-3 under the Exchange Act of our compensation committee and contains both an overall limit on the number of shares of our common stock that may be issued, as well as individual and other grant limits.

Under the terms of the plan, stock options must be granted with a per share exercise price equal to at least 100 percent of the fair market value of a share of our common stock on the date of grant. For purposes of the plan, the fair market value of our common stock is the closing sale price of our common stock, as reported by the NASDAQ Global Select Market. We set the per share exercise price of all stock options granted under the plan at an amount equal to 100 percent of the fair market value of a share of our common stock on the date of grant. The plan prohibits our board of directors to take any action, whether through amendment, cancellation, replacement grants, or any other means, to reduce the exercise price of any outstanding stock options absent the approval of our stockholders.

Options become exercisable at such times and in such installments as may be determined by our board of directors or compensation committee, provided that most options may not be exercisable after 10 years from their date of grant. The vesting of our stock options is generally time-based and is as follows: 25 percent of the shares underlying the stock option on the one-year anniversary of the date of grant and 1/36 of the remaining 75 percent of the shares during each of the next 36 months after the one-year anniversary of the date of grant and in each case so long as the individual remains an employee or consultant of our company.

Currently, optionees must pay the exercise price of stock options in cash, except that our compensation committee may allow payment to be made (in whole or in part) by tender, or attestation as to ownership, of shares that are already owned by the grantee that are acceptable to the committee, by a “cashless exercise” effected through an unrelated broker through a sale on the open market, by a “net exercise” of the option, or by a combination of such methods. In the case of a “net exercise” of an option, we will not require a payment of the exercise price of the option from the grantee but will reduce the number of shares of common stock issued upon the exercise by the largest number of whole shares that has a fair market value that does not exceed the aggregate exercise price for the shares exercised under this method. Shares of common stock will no longer be outstanding under an option (and will therefore not thereafter be exercisable) following the exercise of such option to the extent of (i) shares used to pay the exercise price of an option under the “net exercise,” (ii) shares actually delivered to the participant as a result of such exercise and (iii) any shares withheld for purposes of tax withholding.

Under the terms of the grant certificates under which stock options have been granted to the named executive officers, if an officer’s employment or service with our company terminates for any reason, the unvested portion of the option will immediately terminate and the executive’s right to exercise the then vested portion of the option will:

•	immediately terminate if the executive’s employment or service relationship with our company terminated for “cause”;

•	continue for a period of one year if the executive’s employment or service relationship with our company terminated as a result of his or her death or disability; or

•	continue for a period of 90 days if the executive’s employment or service relationship with our company terminated for any reason, other than for cause or upon death or disability.

“Cause” for purposes of the grant certificates means: (1) an optionee has engaged in conduct that in the judgment of the board of directors constitutes gross negligence, misconduct or gross neglect in the performance of the optionee’s duties and responsibilities, including conduct resulting or intending to result directly or indirectly in gain or personal enrichment for the optionee at our expense; (2) an optionee has been convicted of or has pled guilty to a felony for fraud, embezzlement or theft; (3) an optionee has engaged in a breach of any of our policies for which termination of employment or service is a permissible consequence or an optionee has not immediately cured any performance or other issues raised by an optionee’s supervisor; (4) an optionee had knowledge of (and did not disclose to us in writing) any condition that could potentially impair the optionee’s ability to perform the functions of his or her job or service relationship fully, completely and successfully; or (5) an optionee has engaged in any conduct that would constitute “cause” under the terms of his or her employment or consulting agreement, if any.

Stock grants under the plan are generally restricted and assuming the recipient continuously provides services to our company (whether as an employee or as a consultant) vest typically over time. The specific terms of vesting of a stock grant depends upon whether the award is a performance recognition grant, talent acquisition grant or special recognition grant. Performance recognition grants were typically made in the first quarter of each year or in connection with the promotion of an individual and vest and become non-forfeitable in four equal annual installments on November 15th of each year, commencing on the November 15th of the year of grant. Commencing in 2010, time-based talent acquisition grants granted to new hires, and time-based special recognition grants of restricted stock awards, vest in a similar manner, except that the first installment is pro-rated, depending on the date of grant.

Recipients of stock grants (other than restricted stock units) under the plan have the right to vote and receive cash dividends with respect to the shares subject to such stock grants, even if the stock grants are restricted or subject to forfeiture. Any stock dividends or other distributions of property made with respect to shares that remain subject to forfeiture are held by us and the recipient’s rights to receive such dividends or other property will be forfeited or will be nonforfeitable at the same time the shares of stock with respect to which the dividends or other property are attributable are forfeited or become nonforfeitable.

Under the terms of the grant certificates under which the restricted stock grants have been granted to the named executive officers, other than Mr. Girin for grants prior to October 2009, if a named executive officer ceases to be an employee or consultant of our company for any reason, then the officer will forfeit all of the unvested or restricted shares of our common stock subject to the stock grant. Under the terms of the grant certificate under which Mr. Girin was granted restricted stock units prior to October 2009, if Mr. Girin ceases to be an employee or consultant of our company for any reason, other than his death, then he will forfeit all of the unvested or unissued shares of our common stock subject to the stock grant. If Mr. Girin ceases to be an employee or consultant of our company as a result of his death, then all of the unvested or unissued shares of our common stock subject to the stock grant will be immediately vested and issued to Mr. Girin’s heirs. Any shares of our common stock issued to Mr. Girin as a result of a restricted stock unit grant must be held by him for a minimum of two years after issuance; provided, however, that in light of Mr. Girin’s recent status as a U.S. taxpayer the compensation committee has amended Mr. Girin’s award certificate to permit him to sell some of the shares to pay U.S. tax withholding obligations, if required.

As a condition of receiving restricted stock grants, recipients, including our named executive officers, must give instructions and authorization to our company and any brokerage firm determined acceptable to us for such purpose to sell on the recipient’s behalf a whole number of shares of our common stock from those shares of stock underlying the stock grant as indicated by the recipient or as we determine to be appropriate to generate cash proceeds sufficient to satisfy any applicable tax withholding obligation. Such instructions, however, may be revoked by the recipient if the recipient pays any applicable required tax withholding obligation in cash on or prior to the applicable due date.

As described in more detail under the heading “— Potential Payments Upon Termination or Change in Control,” if there is a change in control of our company, then, under the terms of the 2005 plan, all conditions to the exercise of all outstanding options and all issuance or forfeiture conditions on all outstanding stock grants and stock unit grants will be deemed satisfied; provided if any such issuance or forfeiture condition relates to satisfying any performance goal and there is a target for the goal, the issuance or forfeiture condition will be deemed satisfied generally only to the extent of the stated target.

Our board of directors and stockholders approved the ev3 Inc. Third Amended and Restated 2005 Incentive Plan, which amended the ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding unexercised stock options, restricted stock or restricted stock units that have not vested for each of our named executive officers that remained outstanding at December 31, 2009. We did not have any “equity incentive plan” awards within the meaning of the SEC rules outstanding at December 31, 2009.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END — 2009

	Option Awards				Stock Awards
	Number of	Number of			Number of
	Securities	Securities			Shares or	Market Value
	Underlying	Underlying			Units of Stock	of Shares or
	Unexercised	Unexercised	Option	Option	That Have	Units That
	Options (#)	Options (#)	Exercise	Expiration	Not Vested	Have Not
Name	Exercisable	Unexercisable(1)	Price ($)	Date(2)	(#)(3)	Vested ($)(4)

Robert J. Palmisano	0	247,667	$6.20	02/12/2019	—	$—
	314,167 (5)	439,833 (5)	8.64	04/06/2018	—	—
	125,000	175,000	8.64	04/06/2018	—	—
	—	—	—	—	74,301	991,175
Shawn McCormick	0	140,000	6.23	01/19/2019	—	—
	—	—	—	—	44,336	591,442
Patrick D. Spangler(6)	27,083	0	16.64	03/31/2010	—	—
	27,344	0	17.67	03/31/2010	—	—
	24,479	0	16.05	03/31/2010	—	—
	66,000	0	14.00	03/31/2010	—	—
	59,000	0	8.82	03/31/2010	—	—
Pascal E.R. Girin	0	133,474	5.87	03/10/2019	—	—
	33,333	66,667	11.82	08/12/2018	—	—
	27,083	22,917	16.64	10/04/2017	—	—
	36,458	13,542	17.67	01/22/2017	—	—
	24,479	521	16.05	01/20/2016	—	—
	88,000	0	14.00	07/01/2015	—	—
	6,666	0	8.82	01/07/2015	—	—
	5,000	0	8.82	07/19/2014	—	—
	30,600	0	8.82	08/15/2013	—	—
	—	—	—	—	155,888	2,079,546

	Option Awards				Stock Awards
	Number of	Number of			Number of
	Securities	Securities			Shares or	Market Value
	Underlying	Underlying			Units of Stock	of Shares or
	Unexercised	Unexercised	Option	Option	That Have	Units That
	Options (#)	Options (#)	Exercise	Expiration	Not Vested	Have Not
Name	Exercisable	Unexercisable(1)	Price ($)	Date(2)	(#)(3)	Vested ($)(4)

Stacy Enxing Seng	0	96,350	6.20	02/12/2019	—	—
	0	96,315	6.20	02/12/2019	—	—
	20,313	17,187	16.64	10/04/2017	—	—
	29,167	10,833	17.67	01/22/2017	—	—
	19,583	417	16.05	01/20/2016	—	—
	99,072	0	14.00	07/01/2015	—	—
	25,000	0	8.82	02/01/2015	—	—
	8,333	0	8.82	01/07/2015	—	—
	2,916	0	8.82	07/19/2014	—	—
	12,500	0	8.82	05/07/2014	—	—
	15,300	0	8.82	04/07/2013	—	—
	27,097	0	8.82	08/07/2012	—	—
	8,574	0	3.54	06/20/2012	—	—
	12,860	0	8.82	06/20/2012	—	—
	—	—	—	—	89,110	1,188,727
Brett A. Wall	0	56,200	12.10	10/05/2019	—	—
	0	17,825	6.20	02/12/2019	—	—
	3,460	7,615	12.21	09/01/2018	—	—
	5,417	4,583	16.64	10/04/2017	—	—
	8,203	3,047	17.67	01/22/2017	—	—
	18,000	0	13.54	12/06/2015	—	—
	1,488	0	12.70	07/03/2011	—	—
	379	0	9.35	05/02/2011	—	—
	692	0	9.35	05/02/2011	—	—
	4,400	0	10.30	04/04/2011	—	—
	5,125	0	10.30	04/04/2011	—	—
	16,373	0	15.74	09/15/2010	—	—
	1,090	0	15.74	09/15/2010	—	—
	—	—	—	—	33,536	447,370

(1)	Except as otherwise noted, all stock options vest over a four-year period, with 25 percent of the underlying shares vesting on the one-year anniversary of the date of grant and 1/36 of the remaining 75 percent of the underlying shares vesting during each of the next 36 months after the one-year anniversary date. Upon the occurrence of a change in control, the unvested and unexercisable options described in this table may be accelerated and become fully vested and immediately exercisable as of the date of the change in control. For more information, we refer you to the discussion under the heading “— Potential Payments Upon Termination or Change in Control.”

(2)	All option awards have a 10-year term, but may terminate earlier if the recipient’s employment or service relationship with our company terminates. The option expiration dates for Mr. Spangler reflect the fact that his consulting arrangement with ev3 ended on December 31, 2009 and his option awards expired 90 days thereafter. For more information, we refer you to the discussion under the heading “— Potential Payments Upon Termination or Change in Control — Severance Arrangement — Patrick D. Spangler.”

(3)	The release dates and release amounts for the unvested restricted stock grants, in the case of Messrs. Palmisano, McCormick and Wall and Ms. Enxing Seng, and restricted stock unit grants, in the case of Mr. Girin, are as follows:

• Mr. Palmisano: November 15, 2010 (24,766 shares), November 15, 2011 (24,766 shares) and November 15, 2012 (24,769 shares).

• Mr. McCormick: November 15, 2010 (14,778 shares), November 15, 2011 (14,778 shares) and November 15, 2012 (14,780 shares).

• Mr. Girin: March 1, 2010 (17,500 shares), April 30, 2010 (15,000 shares), August 12, 2010 (19,275 shares), March 10, 2011 (26,695 shares), November 15, 2010 (28,103 shares), November 15, 2011 (35,967 shares) and November 15, 2012 (13,348 shares).

• Ms. Enxing Seng: November 15, 2010 (36,844 shares), November 15, 2011 (32,458 shares) and November 15, 2012 (19,808 shares).

• Mr. Wall: November 15, 2010 (12,820 shares), November 15, 2011 (11,590 shares) and November 15, 2012 (9,126 shares).

If there is a change in control of our company, then, under the terms of our existing equity incentive plan, all issuance or forfeiture conditions on all outstanding stock grants and stock unit grants will be deemed satisfied; provided if any such issuance or forfeiture condition relates to satisfying any performance goal and there is a target for the goal, the issuance or forfeiture condition will be deemed satisfied generally only to the extent of the stated target.

(4)	The market value of restricted stock or restricted stock units that had not vested as of December 31, 2009 is based on the closing sale price of our common stock on December 31, 2009 ($13.34).

(5)	This option was granted outside the terms of our existing equity incentive plan, was approved by the compensation committee of our board of directors, and was granted pursuant to an exemption from NASDAQ’s stockholder approval requirements under former NASDAQ Marketplace Rule Section 4350(i)(1)(A)(iv).

(6)	Upon the termination of Mr. Spangler’s consulting arrangement on December 31, 2009, all of Mr. Spangler’s unvested option awards and stock awards terminated at that time.

Options Exercised and Stock Vested During Fiscal Year

The following table provides information regarding the exercise of stock options and the vesting of restricted stock or restricted stock units during the fiscal year ended December 31, 2009 for each of our named executive officers on an aggregated basis.

OPTIONS EXERCISED AND STOCK VESTED — 2009

	Option Awards		Stock Awards
	Number of Shares		Number of Shares
	Acquired on Exercise	Value Realized on	Acquired on Vesting	Value Realized on
Name	(#)	Exercise ($)(1)	(#)	Vesting ($)(2)

Robert J. Palmisano	—	$—	24,766	$311,309
Shawn McCormick	—	—	11,664	146,616
Patrick D. Spangler	16,000	50,304	—	—
Pascal E.R. Girin	—	—	29,912	280,726
Stacy Enxing Seng	—	—	43,450	546,167
Brett A. Wall	—	—	5,944	74,716

(1)	The aggregate dollar value realized upon exercise is the difference between the market price of the underlying shares of our common stock on the date of exercise, based on the closing sale price of our common stock on the date of exercise, and the exercise price of the options.

(2)	The aggregate dollar value realized upon vesting is equal to the market value of the underlying shares of our common stock, based on the closing sale price of our common stock on the date of vesting.

Potential Payments Upon Termination or Change in Control

Severance or Retirement Arrangements — Generally.  None of our named executive officers, other than Robert J. Palmisano and Brett A. Wall, are entitled to any severance or other payments under any agreement or contract upon their termination of employment without cause or otherwise. In the event the employment of one of our named executive officers, other than Mr. Palmisano or Mr. Wall, was terminated, the compensation committee would exercise its business judgment in determining whether or not a separation arrangement, including any severance pay, was appropriate and would determine the terms of any separation arrangement in light of all relevant circumstances including the individual’s term of employment, past accomplishments and reasons for separation from our company. We do not have any retirement arrangements with our employees, including our named executive officers.

Severance Arrangement — Robert J. Palmisano.  Under the terms of Mr. Palmisano’s employment and change in control agreement, in the event we terminate Mr. Palmisano’s employment without cause or Mr. Palmisano terminates his employment for good reason, Mr. Palmisano will be entitled to (1) receive any accrued and unpaid base salary and bonus; (2) receive the value of any accrued and unused vacation; (3) receive a single lump sum payment equal to (x) 150 percent of his then current base pay and (y) a pro rata portion of his bonus that would have been earned with respect to the year in which the termination event occurred had Mr. Palmisano remained employed through the end of the performance period to the extent the applicable performance objectives have been achieved; (4) elect continuation coverage under COBRA for 18 months following the date of termination, the premiums for which will be paid by us; (5) elect health care continuation coverage for an additional 18 months following such 18-month severance period and (6) receive, for 18 months following the date of termination, all fringe benefits and perquisites to which he is entitled under his agreement and which may legally be provided by us to non-employees, as well as the housing and car allowances described above (but, with respect to the housing allowance, only to the extent necessary to pay lease or rental obligations existing on the date of termination and in any case not to exceed the 18-month severance period). In the event Mr. Palmisano’s employment is terminated as a result of his disability or otherwise (other than by us without cause or by Mr. Palmisano for good reason), he will be entitled to receive accrued but unpaid base salary and bonus payments through the date of termination and unused vacation pay accrued through the date of termination. For purposes of Mr. Palmisano’s agreement, “cause” is defined as: (1) Mr. Palmisano’s gross misconduct; (2) willful and continued failure to perform substantially his duties after notice of such failure; or (3) his conviction of willfully engaging in illegal conduct constituting a felony or gross misdemeanor under federal or state law which is materially and demonstrably injurious to our company or which impairs his ability to perform substantially his duties. For purposes of the agreement, “good reason” is defined as: (1) a substantial change in status, position(s), duties or responsibilities; (2) a material reduction in base pay, a material reduction in the annual bonus plan payment opportunity; (3) our material breach of Mr. Palmisano’s employment and change in control agreement; or (4) our failure to obtain the assent to the agreement by any successor entity. Mr. Palmisano’s receipt of any severance payments and benefits is conditioned upon his execution of a waiver and release agreement. In the event any compensation with respect to Mr. Palmisano’s termination is subject to the six-month suspension under Section 409A of the Internal Revenue Code and the regulations promulgated thereunder, such suspended payments will bear simple interest at the prime rate of interest as published by The Wall Street Journal’s bank survey as of the first day of the six-month period.

Severance Arrangement — Brett A. Wall.  In his letter agreement outlining the terms and conditions of his assignment to Paris, France, we agreed to provide Mr. Wall a severance package equal to 12 months base salary and outplacement services if at the end of his assignment or if upon earlier termination of the agreement, we do not offer him a mutually agreeable position within our company.

Severance Arrangement — Patrick D. Spangler.  In connection with his resignation as Senior Vice President and Chief Financial Officer on January 19, 2009, we entered into a separation agreement and release of claims and a consulting agreement with Patrick D. Spangler. The separation and release agreement provides for the following, among other things:

•	payments by us to Mr. Spangler in an aggregate amount equal to his annual base salary of $314,800, paid in the form of salary continuation over the 12 months following his resignation;

•	payment by us to Mr. Spangler of a lump sum cash payment equal to $193,522, which represented Mr. Spangler’s annual performance incentive plan payout (which was 60 percent of his annual base salary) for 2008 in accordance with the terms of ev3’s 2008 performance incentive compensation plan;

•	if timely elected, payment of COBRA continuation coverage premiums for a period through no later than December 31, 2009; and

•	payment of outplacement services for a period of up to one year from the date of his resignation.

The separation and release agreement includes a general release of claims against us by Mr. Spangler and an agreement by Mr. Spangler to cooperate with respect to any future investigations and litigation. Mr. Spangler remains bound by the confidentiality, assignment of inventions, non-competition, non-solicitation and similar provisions of his prior agreement with ev3.

In connection with Mr. Spangler’s resignation, we and Mr. Spangler also entered into a consulting agreement dated as of January 20, 2009 pursuant to which Mr. Spangler served as a consultant to us until December 31, 2009, reporting to our President and Chief Executive Officer. Mr. Spangler received $1,000 per month for up to 10 hours of consulting services per month and was compensated at a rate of $150 per hour for any consulting services in excess of the foregoing. The consulting agreement also contains customary confidentiality provisions.

Change in Control Arrangements — Generally.  Our stock incentive plans under which stock options, restricted stock and restricted stock units have been granted to our named executive officers contain “change in control” provisions. In addition, we have entered into agreements with our named executive officers that require us to provide compensation to them in the event of a “change in control” of our company and/or a termination of their employment in connection with, or within a certain period of time after, a change in control of our company.

For purposes of the change in control agreements, a “change in control” means:

•	the sale, lease, exchange or other transfer, directly or indirectly, of all or substantially all of our assets, in one transaction or in a series of related transactions, to a third party;

•	any third party, other than a bona fide underwriter, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of securities (x) representing 50 percent or more of the combined voting power of our outstanding securities ordinarily having the right to vote at elections of directors, or (y) resulting in such third party becoming an affiliate of our company, including pursuant to a transaction described in the next bullet below;

•	the consummation of any transaction or series of transactions under which we are merged or consolidated with any other company, other than a merger or consolidation which would result in our stockholders immediately prior thereto continuing to own (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50 percent of the combined voting power of the voting securities of the surviving entity outstanding immediately after such merger or consolidation; or

•	the “continuity directors” cease for any reason to constitute at least a majority of our board of directors.

For purposes of this definition, a “continuity director” means an individual who, as of the date of the plan or change in control agreement, was a member of our board of directors, and any other individual who becomes a director subsequent to such date whose election, or nomination for election by our stockholders, was approved by a vote of at least a majority of the directors then comprising the continuity directors, but excluding for this purpose any individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person or entity other than our board of directors.

Under the ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan, a “change in control” means a change in control of ev3 that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934 whether or not our company is then subject to such reporting requirements, including:

•	the acquisition (other than from ev3) by any person, entity or group, subject to certain exceptions, of 20 percent or more of either the then-outstanding shares of our common stock or the combined voting power of our then-outstanding shares entitled to vote generally in the election of directors;

•	the “continuity directors” cease for any reason to constitute at least a majority of our board of directors; or

•	approval by our stockholders of any reorganization, merger or consolidation with respect to which persons who were our stockholders immediately prior to such transaction do not immediately thereafter own more than 50 percent of the combined voting power entitled to vote generally in the election of directors of the surviving corporation’s then-outstanding voting securities, a liquidation or dissolution of our company or the sale of all or substantially all of our assets.

Change in Control Arrangements — Stock Incentive Plans.  Under the terms of the ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan, if there is a change in control of our company, then, all conditions to the exercise of all outstanding options and all issuance or forfeiture conditions on all outstanding stock grants and stock unit grants will be deemed satisfied; provided if any such issuance or forfeiture condition relates to satisfying any performance goal and there is a target for the goal, the issuance or forfeiture condition will be deemed satisfied generally only to the extent of the stated target. Under the terms of the ev3 LLC 2003 Incentive Plan, if there is a change in control of our company, then, generally, we will require the successor entity or parent thereof to assume all outstanding options granted under the plan. In addition, the plan administrator may, in its discretion and in lieu of requiring such assumption, provide that all outstanding stock options will terminate as of the consummation of such change in control, and (1) accelerate the exercisability of, or cause all vesting restrictions to lapse on all outstanding options to a date at least 10 days prior to the date of the change in control and/or (2) provide that the holders of options will receive a cash payment in respect of cancellation of their options based on the amount (if any) by which the per share consideration being paid for the common stock in connection with the change in control exceeds the applicable exercise price, if any. Most of the outstanding unvested stock options and stock grants held by the named executive officers were granted under the 2005 plan and thus will become immediately vested (and, in the case of options, exercisable) upon the completion of a change in control of our company.

Change in Control Arrangement — Robert J. Palmisano.  Under the terms of Mr. Palmisano’s employment and change in control agreement, in the event that following a change in control, we terminate Mr. Palmisano’s employment without cause or Mr. Palmisano terminates his employment for good reason, Mr. Palmisano will be entitled to (1) receive any accrued and unpaid base salary; (2) receive the value of any accrued and unused vacation; (3) receive a pro rata portion of his annual target bonus based on the number of months in the year worked prior to the change in control and based on the assumption that all of the annual performance milestones will have been satisfied at target for such year; (4) receive a lump sum payment equal to the sum of (x) 36 months of his then current base pay and (y) 300 percent of his annual target bonus based on the assumption that all of the annual performance milestones will have been satisfied at target for such year; (5) elect continuation coverage under COBRA for 36 months following the date of termination, the premiums for which will be paid by us; (6) elect health care continuation coverage for an additional 18 months following such 36-month severance period and (7) receive, for 36 months following the date of termination, all fringe benefits and perquisites to which he is entitled under his agreement and which may legally be provided by us to non-employees, as well as the housing and car allowances described above (but, with respect to the housing allowance, only to the extent necessary to pay lease or rental obligations existing on the date of termination and in any case not to exceed the 36-month severance period). In addition, upon a change in control, the agreement provides that all unvested stock options and stock awards will become fully vested and immediately exercisable.

Mr. Palmisano’s agreement also provides that in the event any payment or benefit provided by us to or for the benefit of Mr. Palmisano, either under the agreement or otherwise, will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, we will make an additional lump sum payment to Mr. Palmisano that will be sufficient, after giving effect to all federal, state and other taxes and charges with respect to such payment, to make Mr. Palmisano whole for all taxes (including withholding taxes) imposed under Section 4999 of the Internal Revenue Code.

Mr. Palmisano’s agreement contains the same change in control definition as the ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan, as discussed above under the heading “—  Change in Control Agreements — Generally.”

Other Named Executive Officers Change in Control Agreements.  The agreements with our other named executive officers entitle (or entitled, in case of Mr. Spangler who is no longer an executive of our company) each of them, upon the occurrence of a change in control, to base pay owed to the executive through such date and a pro rata portion of the executive’s target bonus plan payment based on the number of months in the year worked prior to the change in control. In addition, if the executive’s employment is terminated by us for any reason other than for cause and other than the executive’s death or is terminated by the executive for good reason and the termination of employment occurs within 24 months of the change in control or prior to the change in control if the termination was either a condition of the change in control or was at the request or insistence of a person related to the change in control, then the executive would be entitled to certain additional benefits. Such benefits include receipt of a lump sum cash payment equal to 12 months of the executive’s then-current base pay and the full amount of the executive’s bonus plan payment for the next 12 months, with the amount of the bonus plan payment based on the assumption that all of the annual performance milestones will have been satisfied at target for such year. In addition, the executive also would be entitled to group health plan benefits for the executive and his or her dependents for up to 18 months, reasonable outplacement services with a cost of up to $20,000. To the extent any payments received by an executive under the agreement constitute parachute payments which result in an excise tax under Section 4999 of the Internal Revenue Code, the executive is entitled to receive a gross-up payment to cover such excise tax as well as applicable taxes on such gross-up payment. The agreements also provide that, in addition to any other indemnification obligations that we may have, if, following a change in control of our company, the executive incurs damages, costs or expenses (including, without limitation, judgments, fines and reasonable attorneys’ fees) as a result of the executive’s service to our company or status as an officer of our company, we will indemnify the executive to the fullest extent permitted by law, except to the extent that such damages, costs or expenses arose as a result of the executive’s gross negligence or willful misconduct. In March 2010, we hired a new executive officer and in connection with our hiring of this executive we revised our standard change in control agreement to eliminate the requirement that we make an additional “gross-up” payment to an executive to the extent any payments received by the executive constitute parachute payments which result in an excise tax under Section 4999 of the Internal Revenue Code. We made this change as to avoid being identified by RiskMetrics Group as implementing a “problematic pay practice.” We intend to use the revised change in control agreement without the “gross-up” payment language going forward with respect to new executives. Other than entering into a change in control agreement with Mr. McCormick upon his hiring in January 2009, we did not enter into or amend any change in control agreements with our named executive officers during 2009.

Potential Payments to Named Executive Officers.  The following table describes the potential maximum payments to each of our named executive officers who was employed by ev3 on December 31, 2009 (i) in the event of their termination upon the occurrence of a change in control of our company or (ii) within 24 months following the change in control, their involuntary termination or termination by them with good reason. For purposes of this calculation, we have assumed that the change in control and termination event occurred on December 31, 2009. The following table does not include any accrued and unpaid base salary to which the executives also would be entitled.

		Dollar Amount of
	Description of Payments	Potential Maximum
Name	and Executive Benefits	Payments/Benefits

Robert J. Palmisano	Pro Rata Portion of 2009 Bonus(1)	$691,200
	Lump Sum Payment Based on Base Salary	1,800,000
	Lump Sum Payment Based on Annual Bonus Plan	1,800,000
	Unvested and Accelerated Stock Options(2)	4,658,059
	Unvested and Accelerated Restricted Stock(3)	991,175
	Group Health Plan Benefits(4)	28,968
	Accrued Paid Time Off(5)	73,846
	Housing Allowance(6)	180,000
	Automobile Allowance	54,000
	Housing and Automobile Tax Gross-up Payment	168,771
	Fringe Benefit Tax Gross-up Payment(7)	89,097
	280G Tax Gross-up Payment(8)	2,541,309
	Total:	13,076,425
Shawn McCormick	Pro Rata Portion of 2009 Bonus(1)	229,377
	Lump Sum Payment Based on Base Salary	350,000
	Lump Sum Payment Based on Annual Bonus Plan(1)(9)	210,000
	Accelerated Sign On and Retention Bonuses(10)	210,000
	Unvested and Accelerated Stock Options(2)	995,400
	Unvested and Accelerated Restricted Stock(3)	591,442
	Group Health Plan Benefits(4)	21,966
	Outplacement Services	20,000
	Accrued Paid Time Off(5)	10,826
	280G Tax Gross-up Payment(8)	—
	Total:	2,639,011

		Dollar Amount of
	Description of Payments	Potential Maximum
Name	and Executive Benefits	Payments/Benefits

Pascal E.R. Girin(11)	Pro Rata Portion of 2009 Bonus(1)	458,958
	Lump Sum Payment Based on Base Salary	514,218
	Lump Sum Payment Based on Annual Bonus Plan(1)(9)	334,242
	Unvested and Accelerated Stock Options(2)	1,098,384
	Unvested and Accelerated Restricted Stock Units(3)	2,079,546
	Group Health Plan Benefits(4)	41,167
	Outplacement Services	20,000
	Accrued Paid Time Off(5)	81,658
	280G Tax Gross-up Payment(8)	754,133
	Total:	5,382,306
Stacy Enxing Seng	Pro Rata Portion of 2009 Bonus(1)	233,627
	Lump Sum Payment Based on Base Salary	356,000
	Lump Sum Payment Based on Annual Bonus Plan(1)(9)	231,400
	Unvested and Accelerated Stock Options(2)	1,375,628
	Unvested and Accelerated Restricted Stock(3)	1,188,727
	Group Health Plan Benefits(4)	21,966
	Outplacement Services	20,000
	Accrued Paid Time Off(5)	30,355
	280G Tax Gross-up Payment(8)	—
	Total:	3,457,703
Brett A. Wall	Pro Rata Portion of 2009 Bonus(1)	162,061
	Lump Sum Payment Based on Base Salary	300,000
	Lump Sum Payment Based on Annual Bonus Plan(1)(9)	180,000
	Unvested and Accelerated Stock Options(2)	205,562
	Unvested and Accelerated Restricted Stock(3)	447,370
	Group Health Plan Benefits(4)	14,484
	Outplacement Services	20,000
	Accrued Paid Time Off(5)	36,923
	280G Tax Gross-up Payment(8)	—
	Total:	1,366,400

(1)	Assumes performance milestones were satisfied at target.

(2)	The value of the automatic acceleration of the vesting of unvested stock options held by a named executive officer is based on the difference between: (i) the market price of the shares of our common stock underlying the unvested stock options held by such officer as of December 31, 2009 ($13.34), and (ii) the exercise price of the options. The range of exercise prices of unvested stock options held by our named executive officers included in the table as of December 31, 2009 was $5.87 to $17.67.

(3)	The value of the automatic acceleration of the vesting of restricted stock or restricted stock units held by a named executive officer is based on: (i) the number of unvested shares of restricted stock or restricted stock units held by such officer as of December 31, 2009, multiplied by (ii) the market price of our common stock on December 31, 2009 ($13.34).

(4)	The value of the group health plan benefits is based on premiums rates in effect in December 2009.

(5)	Represents amounts paid for accrued time off in excess of the accrual cap under our Paid Time Off Policy for U.S. Employees.

(6)	Mr. Palmisano would be entitled to a housing allowance, but only to the extent necessary to pay lease or rental obligations existing on the date of termination for up to 36 months. Amount assumes that Mr. Palmisano’s lease or rental obligations equal his housing allowance of $5,000 per month and extend for 36 months.

(7)	The value of the gross-up payment assumes a 35 percent U.S. federal income tax rate, a 7.85 percent state income tax rate and a 1.45 percent Medicare tax.

(8)	These payments are only payable in the case that the executive’s payments following a change in control result in excess parachute payments under Internal Revenue Code Section 280G. The named executive officers’ change in control agreements provide that any excise tax and gross-up payments will equal only that amount required to assure that the executive receives payment at least equal to the expected severance payment without the executive incurring golden parachute excise tax out of pocket. The estimated calculations incorporate the following tax rates: 280G excise tax rate of 20 percent, a statutory 35 percent federal income tax rate, a 1.45 percent Medicare tax rate and the applicable state income tax rate. In the case of a change in control with no termination of employment, none of the executives would receive payments in an amount that would require an excise tax gross-up.

(9)	Amount based on base salary and target bonus percentage in effect on December 31, 2009. Assumes performance milestones were satisfied at target.

(10)	The signing and retention bonus paid to Mr. McCormick on his hire date vests and is no longer subject to repayment upon the occurrence of a change in control.

(11)	For purposes of determining the value of payments to Mr. Girin, it is assumed that any notice requirements under applicable law will have been satisfied.

Risk Considerations in our Compensation Programs

Our compensation committee with the assistance of Mercer, its independent compensation consultant, recently reviewed our executive compensation programs, as well as our compensation policies and practices for all of our employees, to determine whether such programs, policies and practices encourage excessive risk taking. Mercer reported the results of its review to our compensation committee. Our compensation committee concluded that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on our company and that our executive incentive compensation arrangements in particular do not encourage our executives to take unnecessary or excessive risks that could threaten the value of our company. In making this determination, our compensation committee took into account the compensation mix for our employees and various risk control and mitigation features of our programs, policies and practices, including appropriate bonus maximums, our recoupment policy, our performance targets and our stock ownership guidelines.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table and notes provide information about shares of our common stock that may be issued under all of our existing equity compensation plans as of December 31, 2009.

	(a)		(b)		(c)
					Number of Securities
					Remaining Available for
	Number of Securities to		Weighted-Average		Future Issuance Under
	be Issued Upon Exercise		Exercise Price of		Equity Compensation Plans
	of Outstanding Options,		Outstanding Options,		(excluding securities
Plan Category	Warrants and Rights		Warrants and Rights		reflected in column (a))

Equity compensation plans approved by security holders	8,839,309	(1)(2)(5)(6)	$9.60	(3)	3,010,110	(4)
Equity compensation plans not approved by security holders	754,000	(7)	8.64		0

Total	9,593,309		$9.53		3,010,110

(1)	Amount includes shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2009 under the ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan and the ev3 LLC Amended and Restated 2003 Incentive Plan and shares of our common stock issuable upon the vesting of restricted stock units outstanding as of December 31, 2009 under the ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan.

(2)	Excludes employee stock purchase rights under the ev3 Inc. Employee Stock Purchase Plan. Under such plan, each eligible employee may purchase up to 2,500 shares of our common stock at semi-annual intervals on June 30th and December 31st each year at a purchase price per share equal to 85% of the lower of (i) the closing sales price per share of our common stock on the first day of the offering period or (ii) the closing sales price per share of our common stock on the last day of the offering period.

(3)	Included in the weighted-average exercise price calculation are 1,429,795 restricted stock units with an exercise price of $0.00. The weighted-average exercise price of all outstanding stock options as of December 31, 2009 and reflected in column (a) was $11.19.

(4)	Amount includes 2,009,924 shares remaining available at December 31, 2009 for future issuance under the ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan and 1,000,186 shares remaining available at December 31, 2009 for future issuance under the ev3 Inc. Employee Stock Purchase Plan, of which 1,000,000 shares remaining available under the ev3 Inc. Employee Stock Purchase Plan are subject to approval by ev3’s stockholders at the next annual meeting of stockholders. No shares remain available for grant under the ev3 LLC Amended and Restated 2003 Incentive Plan since such plan was terminated with respect to future grants in June 2005.

(5)	Excludes options assumed by us in connection with our acquisitions of Micro Therapeutics, Inc. and FoxHollow Technologies, Inc. As of December 31, 2009, a total of 1,360,489 shares of our common stock were issuable upon exercise of the assumed options. The weighted average exercise price of the outstanding assumed options as of such date was $12.86 per share and they have an average weighted life remaining of 5.18 years. All of the 520,087 options outstanding in connection with our acquisition of Micro Therapeutics, Inc. were exercisable as of December 31, 2009. 798,618 of the 840,644 options assumed and outstanding in connection with our acquisition of FoxHollow Technologies, Inc. were exercisable as of December 31, 2009. No additional options, restricted stock units or other equity incentive awards may be granted under the assumed Micro Therapeutics, Inc. and FoxHollow Technologies, Inc. plans.

(6)	Excludes shares issuable upon the vesting of restricted stock units assumed by us in connection with our acquisition of FoxHollow Technologies, Inc. As of December 31, 2009, a total of 242 shares of our common stock were issuable upon the vesting of the assumed restricted stock units.

(7)	Consists of a non-plan option to purchase 754,000 shares of our common stock granted outside of the terms of our existing stockholder-approved equity incentive plans to Robert J. Palmisano, our President and Chief Executive Officer, as an inducement grant in April 2008 pursuant to an exemption from NASDAQ’s shareholder approval requirements under former NASDAQ Marketplace Rule Section 4350(i)(1)(A)(iv).

STOCK OWNERSHIP

Significant Stockholders

The following table sets forth information as to individuals and entities that have reported to the SEC or have advised us that they are a beneficial owner, as defined by the SEC’s rules and regulations, of more than five percent of our outstanding common stock as of June 7, 2010.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage

Warburg, Pincus Equity Partners, L.P.(1)	27,151,570	23.7%
FMR LLC(2)	16,838,219	14.7%
Individuals and Entities Affiliated with John B. Simpson, Ph.D., M.D.(3)	8,428,581	7.3%
D.E. Shaw Valence Portfolios, L.L.C.(4)	7,323,417	6.4%

(1)	According to a Schedule 13D/A filed with the SEC on June 1, 2010, each of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, Warburg Pincus Partners LLC, a New York limited liability company, Warburg Pincus & Co., or WP, a New York general partnership, and Warburg Pincus LLC, or WP LLC, a New York limited liability company (collectively referred to as the “Warburg Pincus Entities”), shares with the other Warburg Pincus Entities the voting and investment control of all of the shares of common stock such Warburg Pincus Entity may be deemed to beneficially own. Charles R. Kaye and Joseph P. Landy are each managing general partners of WP and co-presidents and managing members of WP LLC and may be deemed to control each of the Warburg Pincus Entities. Each of these individuals disclaims beneficial ownership of all shares of common stock of ev3 that the Warburg Pincus Entities may be deemed to beneficially own. The address of the Warburg Pincus Entities is 450 Lexington Avenue, New York, New York 10017.

(2)	According to a Schedule 13G/A filed with the SEC on February 16, 2010, FMR LLC had sole power to vote 113,842 shares and FMR LLC and Edward C. Johnson, III had sole power to dispose of 16,838,219 shares. Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, is also deemed to beneficially own 16,724,377 shares in its capacity as an investment adviser to various investment companies. The address of FMR LLC and Edward C. Johnson, III is 82 Devonshire Street, Boston, MA 02109.

(3)	According to the most recent Schedule 13D/A filed by Dr. Simpson with the SEC on November 28, 2007 and information known to ev3. Includes: (i) 541 shares directly held by Dr. Simpson, (ii) 6,629,180 shares held by The Simpson Family Trust, of which John B. Simpson, Ph.D., M.D. and his spouse Rita Lynn Simpson serve as co-trustees and share voting and investment control; (iii) 800,263 shares held by the John David Simpson Trust II, a trust for the benefit of Dr. and Ms. Simpson’s son, of which Dr. and Mrs. Simpson serve as co-trustees and share voting and investment control; (iv) 292,787 shares held by FoxHollow, a California limited partnership, of which Dr. and Mrs. Simpson serve as co-general partners and share voting and investment control; (v) 53,832 shares personally held by Ms. Simpson, individually, which shares she shares voting and investment control with her spouse, Dr. Simpson; (vi) 325,989 shares held by the John Bush Simpson Annuity Trust III, of which Dr. Simpson serves as sole trustee; and (vii) 325,989 shares held by the Rita Lynn Simpson Annuity Trust III, of which Dr. Simpson serves as sole trustee. Dr. and Mrs. Simpson disclaim beneficial ownership of the shares, except to the extent of their individual respective pecuniary interest therein. The address of Dr. and Mrs. Simpson and their affiliated entities is 309 Manuella Avenue, Woodside, California 94062.

(4)	According to a Schedule 13G/A filed with the SEC on February 16, 2010, David E. Shaw and D.E. Shaw & Co., L.P. each beneficially own 7,323,417 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., each with shared voting power. David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as president and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser and the managing member of D. E. Shaw Valence Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 7,323,417 shares as described above and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 7,323,417 shares. The address of D.E. Shaw Valence Portfolios, L.L.C. is 120 W. 45th Street, Tower 45, 39th Floor, New York, New York 10036.

Directors and Executive Officers

The following table sets forth information known to us regarding the beneficial ownership of our common stock as of June 7, 2010 for:

•	each of our current directors;

•	our current President and Chief Executive Officer, our current Senior Vice President and Chief Financial Officer, our former Senior Vice President and Chief Financial Officer and other current executive officers named in the Summary Compensation Table under the heading “Executive Compensation — Summary of Cash and Other Compensation” (we collectively refer to these persons as our “named executive officers”); and

•	all of our current directors and executive officers as a group.

The number of shares beneficially owned by a person includes shares subject to options held by that person that are currently exercisable or that become exercisable within 60 days of June 7, 2010, shares subject to stock grants which vest over time and/or upon the achievement of certain milestones and are subject to forfeiture until vested and shares subject to restricted stock units which vest over time and/or upon the achievement of certain milestones and become issuable within 60 days of June 7, 2010. Percentage calculations assume, for each person and group, that all shares that may be acquired by such person or group pursuant to options currently exercisable or that become exercisable or restricted stock units that vest within 60 days of June 7, 2010 are outstanding for the purpose of computing the percentage of common stock owned by such person or group. However, those unissued shares of common stock described above are not deemed to be outstanding for calculating the percentage of common stock owned by any other person.

Except as otherwise indicated, the persons in the following table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and subject to the information contained in the notes to the table. Unless otherwise indicated, the address for each of the individuals in the table below is c/o ev3 Inc., 3033 Campus Drive, Plymouth, Minnesota 55441.

	Shares Beneficially Owned(1)(2)
Name	Number	Percentage

Directors:
John K. Bakewell	96,488	*
Jeffrey B. Child	130,524	*
Richard B. Emmitt(3)	2,005,352	1.8%
Douglas W. Kohrs	101,646	*
Daniel J. Levangie	146,488	*
John L. Miclot	33,567	*
Robert J. Palmisano	911,057	*
Thomas E. Timbie	166,488	*
Elizabeth H. Weatherman(4)	27,233,298	23.7%
Named Executive Officers:
Robert J. Palmisano	911,057	*
Shawn McCormick	142,965	*
Patrick D. Spangler(5)	—	*
Pascal E.R. Girin	564,528	*
Stacy Enxing Seng	522,537	*
Brett A. Wall	187,269	*
All directors and executive officers as a group (18 persons)(6)	32,944,184	28.1%

*	Represents beneficial ownership of less than one percent of our common stock.

(1)	Includes for the persons listed below the following shares subject to options held by that person that are currently exercisable or become exercisable within 60 days of June 7, 2010, shares subject to restricted stock grants which vest over time and/or upon the achievement of certain milestones and are subject to forfeiture until vested, and shares subject to restricted stock units which vest over time and/or upon the achievement of certain milestones and will become issuable within 60 days of June 7, 2010:

	Stock	Restricted	Restricted
Name	Options	Stock	Stock Units

Directors:
John K. Bakewell	80,617	4,148	—
Jeffrey B. Child	110,337	4,148	—
Richard B. Emmitt	65,857	4,148	—
Douglas W. Kohrs	85,888	7,879	—
Daniel J. Levangie	80,617	4,148	—
John L. Miclot	17,976	7,796	—
Robert J. Palmisano	702,548	79,743	—
Thomas E. Timbie	150,617	4,148	—
Elizabeth H. Weatherman	65,857	4,148	—
Named Executive Officers:
Robert J. Palmisano	702,548	183,743	—
Shawn McCormick	52,500	84,231	—
Patrick D. Spangler	—	—	—
Pascal E.R. Girin	326,841	73,779	108,388
Stacy Enxing Seng	361,450	114,224	—
Brett A. Wall	116,027	64,762	—
All directors and executive officers as a group (18 persons)	2,609,558	757,115	108,388

(2)	Includes 3,196,750 shares held by Ms. Weatherman in a securities brokerage account, which in certain circumstances under the terms of the standard brokerage account form may involve a pledge of such shares as collateral.

(3)	Vertical Fund I., L.P. (“VF-I”) and Vertical Fund II, L.P. (“VF-II”), each of which is a Delaware limited partnership, own shares of ev3’s common stock. Mr. Emmitt is a member and manager of The Vertical Group GP, LLC, a limited liability company, that, through other entities, controls the investment decisions made on behalf of VF-I and VF-II (collectively, the “Funds”), and Mr. Emmitt may therefore be deemed to be a beneficial owner of the shares owned by the Funds. Mr. Emmitt disclaims beneficial ownership of the shares owned by the Funds except to the extent of his indirect pecuniary interest therein. Mr. Emmitt’s address is c/o The Vertical Group, 25 DeForest Avenue, Summit, New Jersey 07901.

(4)	Ms. Weatherman is a managing director and member of WP LLC and a general partner of WP. 27,151,570 shares indicated as owned by Ms. Weatherman are included because of her affiliation with the Warburg Pincus Entities. Ms. Weatherman disclaims beneficial ownership of all shares owned by the Warburg Pincus Entities. Ms. Weatherman’s address is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017. See note (1) to the significant stockholders ownership table above.

(5)	Mr. Spangler resigned as Senior Vice President and Chief Financial Officer effective January 19, 2009.

(6)	Includes shares beneficially owned by our current directors and executive officers.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers and all persons who beneficially own more than 10 percent of the outstanding shares of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Directors, executive officers and greater than 10 percent beneficial owners are also required to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based on review of the copies of such reports and amendments to such reports furnished to us with respect to the year ended December 31, 2009, and based on written representations by our directors and executive officers, all required Section 16 reports under the Securities Exchange Act of 1934, as amended, for our directors, executive officers and beneficial owners of greater than 10 percent of our common stock were filed on a timely basis during the year ended December 31, 2009.

RELATED PERSON RELATIONSHIPS AND TRANSACTIONS

Relationship with Warburg Pincus Entities

As of June 7, 2010, Warburg Pincus beneficially owned approximately 23.7 percent of our outstanding common stock. Elizabeth H. Weatherman, one of our directors, is a Managing Director of Warburg Pincus LLC and a member of the firm’s Executive Management Group. As described in more detail below under the heading “— Holders Agreement,” Ms. Weatherman was elected to our board of directors as a board designee of Warburg Pincus and the Vertical Funds, as was Richard B. Emmitt, another one of our directors. Four of our current directors are executives of one or more portfolio companies of Warburg Pincus or are currently employed by Warburg Pincus.

•	John K. Bakewell is Executive Vice President and Chief Financial Officer of RegionalCare Hospital Partners, Inc. a privately-held company, acquirer and operator of acute care hospitals in non-urban markets.

•	Douglas W. Kohrs is President and Chief Executive Officer of Tornier B.V., a privately-held global orthopedic company.

•	Daniel J. Levangie is President and Chief Executive Officer of Keystone Dental, Inc., a privately-held dental implant medical device company, and a Managing Partner of Constitution Medical Investors, Inc., a Boston-based private investment firm focused on healthcare sector-related acquisitions.

•	John L. Miclot is an executive in residence at Warburg Pincus.

Holders Agreement

We are a party to a holders agreement along with certain of our stockholders, Warburg Pincus and the Vertical Fund, and certain of our directors, former directors, executive officers and former executive officers, including Stacy Enxing Seng, our Executive Vice President and President, Worldwide Peripheral Vascular. Pursuant to the terms of this agreement, we are required to nominate and use our best efforts to have elected to our board of directors:

•	two persons designated by Warburg Pincus and the Vertical Funds if Warburg Pincus and the Vertical Funds collectively beneficially own 20 percent or more of our common stock; or

•	one person designated by Warburg Pincus and the Vertical Funds if Warburg Pincus and the Vertical Funds collectively beneficially own at least 10 percent but less than 20 percent of our common stock.

Mr. Emmitt and Ms. Weatherman are the initial designees under the holders agreement. The parties to the holders agreement also agreed to be subject to lock-up agreements in certain circumstances, including in up to two registration statements filed after our initial public offering.

Registration Rights Agreement

We are a party to a registration rights agreement with certain of our stockholders, former directors, former officers, officers and employees, including, among others, Warburg Pincus, the Vertical Funds and Stacy Enxing Seng, who we refer to as the holders, with respect to shares of our common stock held by them. Pursuant to the registration rights agreement, we agreed to:

•	use our reasonable best efforts to effect up to two registered offerings of at least $10 million each upon the demand of the holders of not less than a majority of the shares of our common stock then held by the holders;

•	use our best efforts to effect up to three registrations of at least $1 million each on Form S-3, once we become eligible to use such form, if any holder so requests; and

•	maintain the effectiveness of each such registration statement for a period of 120 days or until the distribution of the registrable securities pursuant to the registration statement is complete.

Pursuant to the registration rights agreement, the holders also have incidental or “piggyback” registration rights with respect to any registrable shares, subject to certain volume and marketing restrictions imposed by the underwriters of the offering with respect to which the rights are exercised. We also agreed to use our best efforts to qualify for the use of Form S-3 for secondary sales. We agreed to bear the expenses, including the fees and disbursements of one legal counsel for the holders, in connection with the registration of the registrable securities, except for any underwriting commissions relating to the sale of the registrable securities.

Tender and Voting Agreement

In connection with the Merger Agreement, Parent and Purchaser entered into a Tender and Voting Agreement with certain entities affiliated with Warburg Pincus Equity Partners, L.P. pursuant to which, among other things, such stockholders have agreed to tender (and deliver any certificates evidencing) a number of Shares in the aggregate equal to approximately 24% of the outstanding Shares as of the date of the Tender and Voting Agreement, or cause such Shares to be tendered, into the Offer promptly following the commencement of the Offer, and in any event no later than the five business days following the commencement of the Offer.

Product Sales to Warburg Pincus Portfolio Company

During 2009, we sold certain products to Beijing Lepu Medical Device, Inc., a privately-held provider of drug eluting stents, for an aggregate price of $2.7 million. Funds affiliated with Warburg Pincus own approximately 18 percent of Beijing Lepu Medical Device. Elizabeth H. Weatherman, one of our directors, is a Managing Director of Warburg Pincus LLC and a member of the firm’s Executive Management Group.

Director and Executive Officer Compensation

Please see “Director Compensation” and “Executive Compensation” for information regarding the compensation of our directors and executive officers and for information regarding employment, consulting, change in control, indemnification and other agreements we have entered into with our current and former directors and executive officers.

Policies and Procedures Regarding Related Party Transactions

Our board of directors has delegated to our audit committee, pursuant to the terms of a written policy, the authority to review, approve and ratify related party transactions. If it is not feasible for our audit committee to take an action with respect to a proposed related party transaction, the board or another committee of the board, may approve or ratify it. No member of the board or any committee may participate in any review, consideration or approval of any related party transaction with respect to which such member or any of his or her immediate family members is the related party.

Our policy defines a “related party transaction” as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (including any of our subsidiaries) were, are or will be a participant and in which any related party had, has or will have a direct or indirect interest.

Prior to entering into or amending any related party transaction, the party involved must provide notice to our legal department of the facts and circumstances of the proposed transaction, including:

•	the related party’s relationship to us and his or her interest in the transaction;

•	the material facts of the proposed related party transaction, including the proposed aggregate value of such transaction or, in the case of indebtedness, the amount of principal that would be involved;

•	the purpose and benefits of the proposed related party transaction with respect to us;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed related party transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

If the legal department determines the proposed transaction is a related party transaction, the proposed transaction will be submitted to the audit committee for consideration. In determining whether to approve a proposed related party transaction, the audit committee will consider, among other things, the following:

•	the purpose of the transaction;

•	the benefits of the transaction to us;

•	the impact on a director’s independence in the event the related party is a non-employee director, an immediate family member of a non-employee director or an entity in which a non-employee director is a partner, shareholder or executive officer;

•	the availability of other sources for comparable products or services;

•	the terms of the transaction; and

•	the terms available to unrelated third parties or to employees generally.

Under our policy, certain related party transactions as defined under our policy will be deemed to be pre-approved by the audit committee and will not be subject to these procedures.